Form 20-F
period 2022-12-31
BYND CANNASOFT ENTERPRISES INC.
filed 2023-04-27
CIK 1888151

As filed with the U.S. Securities and Exchange Commission on April 27, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________________ to ______________________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-41408

BYND CANNASOFT ENTERPRISES INC.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

7000 Akko Road

Kiryat Motzkin

Israel

(Address of principal executive offices)

Gabi Kabazo

2264 East 11th Avenue, Vancouver, B.C.

Canada V5Z 1N6

604-833-6820

gabi@cannasoft-crm.com

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Copy of communications to:

Louis A. Brilleman, Esq.

1140 Avenue of the Americas, 9th Floor

New York, New York 10036

212-537-5852

lbrilleman@lbcounsel.com

Securities registered or to be registered pursuant to section 12(b) of the Act:

Common Stock without par value

(Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

The number of outstanding shares of the issuer’s common stock as of April 27, 2023, was 37,899,386 shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or a transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer, large accelerated filer” and emerging growth company in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

ii

iii

GENERAL

In this Annual Report, references to “we”, “us”, “our”, the “Company”, and “BYND” mean BYND Cannasoft Enterprises Inc. and its subsidiaries, unless the context requires otherwise.

We use the Canadian dollar as our reporting currency. All monetary references in this document are to Canadian dollars, unless otherwise indicated. All references in this document to “dollars” or “$” or “CDN$” mean Canadian dollars, unless otherwise indicated, and references to “US$” mean United States dollars.

The following table reflects the rates of exchange for one Canadian dollar, expressed in United States dollars, in effect during the periods noted, the average rates of exchange during such periods and the rates of exchange at the end of such periods, based on the Bank of Canada average noon spot rate of exchange.

United States dollar (US$) per Canadian dollar ($)	High	Low	Average	End of Period
Year Ended December 31, 2022	0.8031	0.7217	0.7685	0.7383
Year Ended December 31, 2021	0.8306	0.7727	0.7980	0.7888
Year Ended December 31, 2020	0.7863	0.6898	0.7455	0.7854
Year Ended December 31, 2019	0,7699	0.7353	0.7537	0.7699

Except as noted, the information set forth in this Annual Report is as of April 27, 2023 and all information included in this document should only be considered accurate as of such date. Our business, financial condition or results of operations may have changed since that date.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Annual Report:

“Amalgamation Agreement” means the amalgamation agreement dated March 21, 2021 between Lincoln and Fundingco respecting the Amalgamation Transaction.

“Amalgamation Transaction” means the amalgamation of Lincoln and Fundingco pursuant to Section 275 of the BCBCA to form the Company, in accordance with the Amalgamation Agreement.

“BCBCA” means the Business Corporations Act (British Columbia).

“Benefit CRM Software” means the Company’s proprietary CRM software product known as “Benefit CRM”.

“Big Data” generally refers to: (i) massive amounts of data that keeps growing exponentially with time, (ii) that is so voluminous that it cannot be processed or analyzed using conventional data processing techniques, and (iii) includes data mining, data storage, data analysis, data sharing, and data visualization.

“Brzezinski Land” means the approximate 20 dunam (approximately five acres) parcel of land located on Moshav Kochav Michael, near the port city of Ashkelon in southern Israel, which is leased by the Brzezinski family and which will be the site of BYBY’s proposed Indoor Cannabis Growing Facility and Cannabis Farm.

“Brzezinski Investments” means Brzezinski Investments and Promotions Ltd., an Israeli corporation controlled by Dalia Brzezinski.

“Business Combination Agreement” means the business combination agreement dated December 16, 2019 among Lincoln, Fundingco, BYND Israel and the BYND Israel Shareholders (as amended), with respect to the Business Combination Transactions.

“Business Combination Closing Date” means March 29, 2021, the closing date of the Business Combination Transactions.

“Business Combination Transactions” means collectively, the Amalgamation Transaction and the Share Exchange Transaction.

“BYBY” means B.Y.B.Y. Investments and Promotions Ltd., a corporation existing under the laws of the State of Israel and the 74% owned subsidiary of BYND Israel.

“BYBY Acquisition” means BYND Israel’s acquisition of its 74% ownership interest in BYBY.

“BYND Israel” means BYND – Beyond Solutions Ltd., a corporation existing under the laws of the State of Israel and the 100% owned operating subsidiary of the Company.

“BYND Israel Shares” means the common shares in the capital of BYND Israel.

“BYND Israel Shareholders” means collectively, Marcel (Moti) Maram, Avner Tal, Yftah Ben Yaackov and Brzezinski Investments, the holders of BYND Israel Shares, immediately prior to the Share Exchange Transaction.

“Cannabis Farm” means the approximately 3.7 acre farm to be established by the Company on the Brzezinski Land in southern Israel, to grow medical cannabis.

“Cannasoft Pharma” means Cannasoft Pharma Holdings Ltd., a corporation existing under the laws of the State of Israel and the 100% owned subsidiary of BYND Israel.

“CMPR” means Israeli Government Resolution No. 1587 — Cannabis for Medicinal Purposes and Research, the legislation which sets forth the framework for medical cannabis regulation in Israel.

“Common Shares” means the common shares in the capital of the Company.

“Consideration Shares” means the 18,015,883 Common Shares of the Company issued to the BYND Israel Shareholders pursuant to the Share Exchange Transaction.

“CRM” means customer relationship management.

“CSA” means the Canadian Securities Administrators, umbrella organization of Canada’s provincial and territorial securities regulators whose objective is to improve, coordinate and harmonize regulation of the Canadian capital markets.

“CSE” means the Canadian Securities Exchange.

“Customized CRM Software Platform” means a customized CRM platform that can be developed by clients and resellers using our New CRM Platform.

“Dangerous Drug Ordinance” means the Israeli Dangerous Drugs Ordinance New Version 5733-1973 and regulations promulgated thereunder.

“Distribution Licence” means a licence, granted by the MCU, to operate medical cannabis storage site and to distribute medical cannabis in Israel.

“Fundingco” means 1232986 B.C. Ltd., a company formed pursuant to the BCBCA, and a predecessor to the Company.

“Fundingco Shares” means the common shares in the capital of Fundingco, prior to the Amalgamation Transaction.

“GAP” refers to a Good Agricultural Practices certification received from the Israeli Ministry of Health which confirms that an organization meets the agricultural standards for cannabis set forth in the CMPR.

“GDP” refers to a Good Distribution Practices certification received from the Israeli Ministry of Health which confirms that an organization meets the distribution standards for cannabis set forth in the CMPR.

“Growing License” means a licence, granted by the MCU, to operate a farm for growing medical cannabis in Israel.

“GSP” refers to a Good Storage Practices certification received from the Israeli Ministry of Health which confirms that an organization meets the storage standards for cannabis set forth in the CMPR.

“IBI Trust Agreement” means the trust agreement dated March 29, 2021, among the Israeli Trustee, the Company, BYND Israel and the BYND Israel Shareholders, respecting the Consideration Shares and the BYND Israel Shares.

“IMC-GMP” refers to a Good Manufacturing Practices certification received from the Israeli Ministry of Health which confirms that an organization meets the manufacturing standards for cannabis set forth in the CMPR.

“Indoor Cannabis Growing Facility” means the approximately 2,400 square meter indoor facility to be established by the Company on the Brzezinski Land in southern Israel, to grow medical cannabis.

“Israeli Cannabis Laws” means collectively, the Israeli Dangerous Drugs Ordinance together with the directives and guidelines issued from time to time by the MCU, including the CMPR.

“Israeli Tax Pre-Ruling” means the ruling obtained by BYND Israel and the BYND Israel Shareholders from the ITA on May 4, 2020, to permit the Share Exchange Transaction to occur on a tax-deferred basis.

“Israeli Trustee” means The IBI Trust Management, a trust company located in Israel.

“ITA” means the Israeli Tax Authority.

“Land Lease” means the lease agreement dated May 1, 2020 between Dalia Brzezinski and Cannasoft Pharma respecting the Brzezinski Land.

“Lincoln” means Lincoln Acquisitions Corp., a company formed pursuant to the BCBCA, and a predecessor to the Company.

“Lincoln Shares” means the common shares in the capital of Lincoln, prior to the Amalgamation Transaction.

“Listing” means the listing of the Common Shares on the CSE.

“Listing Date” means the date the Common Shares are first listed for trading on the CSE.

“Manufacturing Licence” means a licence, granted by the MCU, to operate a medical cannabis production facility in Israel.

“Material Adverse Change” or “Material Adverse Effect” means with respect to the Company, BYND Israel or BYBY, as the case may be, any change (including a decision to implement such a change made by the board of directors or by senior management who believe that confirmation of the decision by the board of directors is probable), event, violation, inaccuracy, circumstance or effect that is materially adverse to the business, assets (including intangible assets), liabilities, capitalization, ownership, financial condition or results of operations of the Company, BYND Israel or BYBY, as the case may be, on a consolidated basis.

“MCU” means the medical cannabis unit established by the Israeli Ministry of Health and which is responsible for the regulation of cannabis for medical use and research purposes.

“New Cannabis CRM Platform” means the Company’s CRM software platform which is being developed specifically for the medical cannabis sector.

“New CRM Platform” means the Company’s next generation, cloud based version of its Benefit CRM Software which is currently under development.

“NI 41-101” means CSA National Instrument 41-101 – General Prospectus Requirements.

“NI 52-110” means CSA National Instrument 52-110 – Audit Committees.

“NI 58-101” means CSA National Instrument 58-101 – Disclosure of Corporate Governance Practices.

“NIS” means New Israeli Shekels.

“NP 58-201” means CSA National Policy 58-201 - Corporate Governance Guidelines.

“Pharmacy Licence” means a licence, granted by the MCU, to operate a pharmacy which dispenses medical cannabis in Israel.

“Primary Growing Licence” means the primary licence for growing medical cannabis granted by the MCU to Dalia Brzezinski and subsequently to be transferred to BYBY.

“Principals” means collectively, each person who is a “principal” within the meaning ascribed thereto in NI 46-201.

“Propagation Licence” means a licence, granted by the MCU, to operate a medical cannabis propagation facility in Israel.

“Share Exchange Transaction” means the share exchange transaction completed pursuant to the terms of the Business Combination Agreement, whereby the BYND Israel Shareholders transferred 100% of their BYND Israel Shares to the Company, in exchange for the Consideration Shares.

“SMB” means small to medium sized business.

“Stock Option Plan” or the “Plan” means the stock option plan of the Company dated March 29, 2021. See “Options and Other Rights to Purchase Securities”.

“Trust Declaration” means the trust declaration dated October 1, 2020 made by the Dalia Brzezinski in favor of BYND Israel which provides inter alia that, Dalia Brzezinski is holding her 26% ownership interest in BYBY as bare trustee for BYND Israel.

EMERGING GROWTH COMPANY STATUS

We qualify as an “emerging growth company,” as defined in the U.S. Jumpstart Our Business Startups Act of 2012, or JOBS Act, and we may take advantage of certain exemptions, including exemptions from various reporting requirements that are otherwise applicable to public traded entities that do not qualify as emerging growth companies. These exemptions include:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act; and

●	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis).

Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 13(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, for complying with new or revised accounting standards. This means that an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Given that we currently report and expect to continue to report our financial results under IFRS as issued by the IASB, we will not be able to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB.

We will remain an emerging growth company until the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.235 billion; (ii) the last day of the fiscal year following the fifth anniversary of the date of our initial public offering; (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the aggregate worldwide market value of our common shares, including common shares represented by warrants, held by non-affiliates is at least $700 million as of the last business day of our most recently completed second fiscal quarter; or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during any three-year period.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Much of the information included in this Annual Report is based upon estimates, projections or other “forward-looking statements”. Such forward-looking statements include any projections or estimates made by us and our management in connection with our business operations. These statements relate to future events or our future financial performance. In some cases you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of those terms or other comparable terminology. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Such estimates, projections or other forward-looking statements involve various risks and uncertainties and other factors, including the risks in the section titled “Risk Factors” below, which may cause our actual results, levels of activities, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We caution the reader that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform those statements to actual results.

PART I

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE

A.	Offer Statistics

Not applicable.

B.	Method and Expected Timetable

Not applicable.

ITEM 3	KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

This section describes some of the risks and uncertainties faced by us. An investment in our Company involves a high degree of risk. You should carefully consider the risks described below and the risks described elsewhere in this Annual Report when making an investment decision related to our Company. We believe the risk factors summarized below are most relevant to our business. These are factors that, individually or in the aggregate, could cause our actual results to differ significantly from anticipated or historical results. The occurrence of any of the risks could harm our business and cause you to lose all or part of your investment. However, you should understand that it is not possible to predict or identify all such factors. The risks and uncertainties described and discussed below and elsewhere in this Annual Report are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of these risks actually occurs, our business, financial condition and results of operations would suffer. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements. See the discussion under the heading “Cautionary Note Regarding Forward-Looking Statements” at the beginning of this Annual Report for more detail.

Except as required by law, we undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events, or otherwise.

Risks Related to the Company’s CRM Software Businesses

BYND Israel is dependent on a single client for the majority of our current revenues and any changes to that relationship could have a significant impact on current revenues.

For the year ended December 31, 2022, over 83% of BYND Israel’s revenue was derived from one major customer, Harel Insurance Company Ltd. Any changes to that relationship could have a significant impact on BYND Israel’s current revenues.

Defects or disruptions affecting the New CRM Platform or the New Cannabis CRM Platform services could diminish demand for these services and subject BYND Israel to substantial liability.

The New CRM Platform and New Cannabis CRM Platform may contain errors or defects that end users identify after they begin using these platforms and that could result in unanticipated downtime for our subscribers, and harm BYND Israel’s reputation and its business. In addition, users may use the platforms in unanticipated ways that may cause a disruption in service for other customers attempting to access their data. Since customers may use these platforms for important aspects of their business, any errors, defects, disruptions in service or other performance problems with the platforms could hurt BYND Israel’s reputation and may damage its customers’ businesses. If that occurs, customers could elect not to renew, or delay or withhold payment for using the platforms In addition BYND Israel could lose future sales and existing customers may make warranty claims against BYND Israel, which could result in an increase in provision for doubtful accounts, an increase in collection cycles for accounts receivable or the expense and risk of litigation.

Interruptions or delays in service from BYND Israel’s third-party data center hosting facilities could impair the delivery of its services and harm its business.

Both the New CRM Platform and New Cannabis CRM Platform will utilize third-party data center hosting facilities. Any damage to, or failure of, these third-party systems generally could result in service interruptions. Such interruptions may result in reduced or lost revenues or having to issue credits or pay penalties, may cause users of the platforms to terminate subscriptions, may adversely affect renewal rates and may impact our ability to attract new users. BYND Israel’s business reputation may also be harmed if users or potential customers perceive that the platforms are unreliable.

Although BYND Israel intends to have robust disaster recovery arrangements in place, including the use of third parties to host back-ups of its software and customer data, BYND Israel will not control the operation of any of these facilities, and they are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures and similar events. Such facilities may also be subject to break-ins, sabotage, intentional acts of vandalism and similar misconduct. Despite precautions taken at these facilities, the occurrence of a natural disaster or an act of terrorism, a decision to close the facilities without adequate notice or other unanticipated problems at these facilities could result in lengthy interruptions in service. Even with the disaster recovery arrangements, BYND Israel’s services could be interrupted.

If security measures are breached and unauthorized access is obtained to a customer’s data or to BYND Israel’s data, its services may be perceived as not being secure, customers may curtail or stop using the services and BYND Israel may incur significant legal and financial exposure and liabilities.

BYND Israel’s platforms will involve the storage and transmission of customers’ proprietary information, and any security breaches could expose us to a risk of loss of this information, litigation and possible liability. These security measures may be breached as a result of third-party action, employee error, malfeasance or otherwise, during transfer of data and result in someone obtaining unauthorized access to our data or our customers’ data. Additionally, third parties may attempt to fraudulently induce employees or customers into disclosing sensitive information such as user names, passwords or other information in order to gain access to our data or our users’ data. Because the techniques used to obtain unauthorized access, or to sabotage systems, change frequently and generally are not recognized until launched against a target, BYND Israel may be unable to anticipate these techniques or to implement adequate preventative measures. Any security breach could result in a loss of confidence in the security of the services, damage to reputation, lead to legal liability and negatively impact future sales.

If BYND Israel experiences significant fluctuations in its rate of anticipated growth and fails to balance expenses with our revenue forecasts, its results could be harmed.

The unpredictability of new markets that we enter and unpredictability of future general economic and financial market conditions, we may not be able to accurately forecast our rate of growth. We plan our expense levels and investment on estimates of future revenue and future anticipated rate of growth. We may not be able to adjust our spending quickly enough if the addition of new users or the renewal rate for existing users falls short of our expectations. We cannot accurately predict subscription renewal or upgrade rates and the impact these rates may have on our future revenue and operating results.

As a result, we expect that our revenues, operating results and cash flows may fluctuate significantly on a quarterly basis. We believe that period-to-period comparisons of our revenues, operating results and cash flows may not be meaningful and should not be relied upon as an indication of future performance.

Our future success also depends in part on our ability to sell additional features and services, more subscriptions or enhanced editions of our service to our current customers. The rate at which our customers purchase new or enhanced services depends on a number of factors, including general economic conditions. If our efforts to upsell to our customers are not successful, our business may suffer.

We may in the future be sued by third parties for alleged infringement of their proprietary rights.

The software industry is characterized by the existence of a large number of patents, trademarks and copyrights and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. We may receive communications from third parties claiming that we have infringed on the intellectual property rights of others. We may be sued by third parties for alleged infringement of their proprietary rights. Our technologies may not be able to withstand any third-party claims or rights against their use. The outcome of any litigation is inherently uncertain. Any intellectual property claims, with or without merit, could be time-consuming and expensive to resolve, could divert management attention from executing our business plan and could require us to change our technology, change our business practices and/or pay monetary damages or enter into short or long-term royalty or licensing agreements which may not be available in the future at the same terms or at all.

We will rely on third-party computer hardware and software that may be difficult to replace or which could cause errors or failures of our service.

Our New CRM Platform and New Cannabis CRM Platform will rely on computer hardware purchased or leased and software licensed from third parties in order to offer our services. This hardware and software may not continue to be available at reasonable prices or on commercially reasonable terms, or at all. Any loss of the right to use any of this hardware or software could significantly increase our expenses and otherwise result in delays in the provisioning of our services until equivalent technology is either developed by us, or, if available, is identified, obtained and integrated, which could harm our business. Any errors or defects in third-party hardware or software could result in errors or a failure of our services which could harm our business.

The market for our technology delivery model and enterprise cloud computing application services is immature and volatile, and if it develops more slowly than we expect, our business could be harmed.

The market for enterprise cloud computing application services is not as mature as the market for packaged enterprise software, and it is uncertain whether these platforms will achieve and sustain high levels of demand and market acceptance. Our success will depend to a substantial extent on the willingness of enterprises, large and small, to increase their use of enterprise cloud computing application services in general, and for CRM in particular. Many enterprises have invested substantial personnel and financial resources to integrate traditional enterprise software into their businesses, and therefore may be reluctant or unwilling to migrate to an enterprise cloud computing application service. Furthermore, some enterprises may be reluctant or unwilling to use enterprise cloud computing application services because they have concerns regarding the risks associated with security capabilities, among other things, of the technology delivery model associated with these services. If enterprises do not perceive the benefits of enterprise cloud computing application services, then the market for these services may not develop at all, or it may develop more slowly than we expect, either of which would significantly adversely affect our operating results.

The markets in which we currently participate are intensely competitive, and if we do not compete effectively, our operating results could be harmed.

The markets for our Benefits CRM Software and New CRM Platform is highly competitive, rapidly evolving and fragmented, and subject to changing technology, shifting customer needs and frequent introductions of new products and services. We compete primarily with vendors of packaged CRM software, whose software is installed by the customer directly, and companies offering on-demand CRM applications. We also face, or expect to face, competition from enterprise software vendors and online service providers who may develop toolsets and products that allow customers to build new applications that run on the customers’ current infrastructure or as hosted services.

Our efforts to expand our Benefits CRM Software business to our New CRM Platform, which is cloud-based and our efforts to develop and service the cannabis market with our New Cannabis CRM Platform may not succeed and may reduce our revenue growth rate.

We currently derive all of our revenue from our Benefits CRM Software and we expect this will continue for the foreseeable future until our New CRM Platform is available for sale. The market for our New Cannabis CRM Platform is new and unproven, and it is uncertain whether our efforts will ever result in significant revenue for us.

Supporting our existing and growing customer base could strain our personnel resources and infrastructure, and if we are unable to scale our operations and increase productivity, we may not be able to successfully implement our business plan.

We anticipate that additional investments in and research and development spending will be required to scale our operations and increase productivity, to address the needs of our customers, to further develop and enhance our service, and to expand into new geographic areas.

Our success will depend in part upon the ability of our senior management to manage our projected growth effectively. To do so, we must continue to increase the productivity of our existing employees and to hire, train and manage new employees as needed. To manage the expected growth of our operations and personnel, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. The additional investments we are making will increase our cost base, which will make it more difficult for us to offset any future revenue shortfalls by reducing expenses in the short term. If we fail to successfully scale our operations and increase revenue, we will be unable to execute our business plan.

If we are not able to develop enhancements and new features for our existing Benefits CRM Software, New CRM Platform and New Cannabis CRM Platform or acceptable new services that keep pace with technological developments, our business will be harmed.

If we are unable to develop enhancements to and new features for our existing services or acceptable new services that keep pace with rapid technological developments, our business will be harmed. The success of enhancements, new features and services depends on several factors, including the timely completion, introduction and market acceptance of the feature or edition. Failure in this regard may significantly impair our revenue growth. In addition, because our cloud-based services will be designed to operate on a variety of network hardware and software platforms using a standard browser, we will need to continuously modify and enhance our service to keep pace with changes in Internet-related hardware, software, communication, browser and database technologies. We may not be successful in either developing these modifications and enhancements or in timely bringing them to market. Furthermore, uncertainties about the timing and nature of new network platforms or technologies, or modifications to existing platforms or technologies, could increase our research and development expenses. Any failure of our services to operate effectively with future network platforms and technologies could reduce the demand for our services, result in customer dissatisfaction and harm our business.

Any failure to protect our intellectual property rights could impair our ability to protect our proprietary technology and our brand.

If we fail to protect our intellectual property rights adequately, our competitors might gain access to our technology, and our business might be harmed. In addition, defending our intellectual property rights might entail significant expense. Any of our intellectual property rights may be challenged by others or invalidated through administrative process or litigation. Accordingly, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property.

We might be required to spend significant resources to monitor and protect our intellectual property rights. We may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Any litigation, whether or not it is resolved in our favor, could result in significant expense to us and divert the efforts of our technical and management personnel.

Marketing our New CRM Platform and New Cannabis CRM Platform to customers internationally expose us to risks inherent in international sales.

Because we intend to promote our new platforms to users throughout the world, we are subject to risks and challenges that we would otherwise not face if we conducted our business only in Israel. The risks and challenges associated with marketing our platforms internationally include:

●	laws and business practices favoring local competitors;

●	compliance with multiple, conflicting and changing governmental laws and regulations, including employment, tax, privacy and data protection laws and regulations;

●	regional data privacy laws that apply to the transmission of our customers’ data across international borders;

●	foreign currency fluctuations;

●	different or lesser protection of our intellectual property; and

●	regional economic conditions, including the affect of general economic and financial market conditions in the markets in which we operate.

Any of these factors could negatively impact our business and results of operations.

Evolving regulation of the Internet may affect us adversely.

As Internet commerce continues to evolve, increasing regulation both in Israel and abroad becomes more likely. For example, we believe increased regulation is likely in the area of data privacy, and laws and regulations applying to the solicitation, collection, processing or use of personal or consumer information could affect our customers’ ability to use and share data, potentially reducing demand for our solutions and restricting our ability to store, process and share data with our customers. In addition, taxation of services provided over the Internet or other charges imposed by government agencies or by private organizations for accessing the Internet may also be imposed. Any regulation imposing greater fees for Internet use or restricting information exchange over the Internet could result in a decline in the use of the Internet and the viability of Internet-based services, which could harm our business.

For example, the European Union has adopted a data privacy directive that requires member states to impose restrictions on the collection and use of personal data that, in some respects, are far more stringent, and impose more significant burdens on subject businesses, than previous privacy standards. All of these domestic and international legislative and regulatory initiatives may adversely affect our customers’ ability to collect and/or use demographic and personal information from their customers, which could reduce demand for our services. Many other jurisdictions have similar stringent privacy laws and regulations.

Our business is subject to changing regulations regarding corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

We are subject to rules and regulations by various governing bodies, including, for example, the British Columbia Securities Commission, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded. Our efforts to comply with new and changing regulations are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, our business may be harmed.

Risks Related to Regulation of our New Cannabis Business

Our cannabis business will be dependent on our obtaining certain licences and certain GSP and GAP certifications (the “Good Practice Certifications”), which may prevent us from being able to carry on or expand our operations if these are not obtained or maintained.

Our Cannabis Farm and Indoor Cannabis Growing Facility will grow plants which contain substances which are classified as “controlled substances” in most jurisdictions. Controlled substances are subject to a high degree of regulation and, consequently, our operations will require government licences and approvals. Our ability to grow, cultivate, store, manufacture, distribute, export from, import to and sell medical cannabis and related products in Israel and any other country is dependent on our ability to obtain and maintain certain licences, approvals, permits or other authorizations from regulatory authorities in each relevant jurisdiction. To the extent such licences, permits and approvals are required and not obtained or maintained, we will be prevented from operating or expanding our Cannabis business.

Once obtained, in order to maintain our licences, we will be required to satisfy numerous ongoing reporting requirements. If we are found in breach of any such reporting requirements, we may have our licences revoked. One of the requirements to obtain and maintain our licences includes the Good Practice Certifications, which are contingent upon certain requirements and standards we must adhere to.

There can be no assurance that we will be able to obtain all of the licences or the necessary Good Practice Certifications required to operate our cannabis business as contemplated. In addition, if the necessary licenses and Good Practice Certificates are obtained, there is no guarantee that they will be extended or renewed when such extensions or renewals are required, or that they will be extended or renewed on the same or similar terms or in a timely fashion.

Failure to adhere to applicable regulations, failure to comply with the requirements of our licences, or any failure to meet required quality standards or to maintain our Good Practice Certifications may result in possible sanctions including the revocation of our licences to operate our business, our suspension or expulsion from a particular market or jurisdiction, and the imposition of fines and censures.

Israeli Cannabis Laws are continually evolving and we cannot fully predict the impact of the compliance regime the MCU are implementing will have on our operations, or the implications of corresponding applicable regulatory regimes in other countries, particularly in Europe and other jurisdictions where we intend to market our products. Similarly, we cannot predict the time required to secure all appropriate regulatory approvals for our products in various applicable jurisdictions. We also cannot predict the time required to secure all appropriate regulatory approvals to conduct our clinical trials or the extent of testing and documentation that may be required by governmental authorities in such jurisdictions.

Further, once our products are approved, regulatory agencies have substantial authority to require additional testing and reporting, perform inspections, change product labeling or mandate withdrawals of our products. Failure to comply with these laws and regulations could subject us to regulatory or agency proceedings or investigations and could also lead to damage awards, fines and penalties. We may become involved in a number of government or agency proceedings, investigations and audits. The outcome of any regulatory or agency proceedings, investigations, audits, and other contingencies could subject us to liability, harm our reputation, require us to take, or refrain from taking, actions that could harm our operations or require us to pay substantial amounts of money. Defending against these lawsuits and proceedings could result in substantial costs and diversion of management’s attention. There can be no assurance that any pending or future regulatory or agency proceedings, investigations and audits will not result in substantial costs or a diversion of management’s attention and resources.

A change of ownership in the Company may require obtaining prior government approval.

The Company is in the process of securing approval for the transfer of the primary growing license to BYND Israel. Once this process is completed, in accordance with the rules and regulations of the MCU, the Company, as BYND Israel’s parent company, will need to notify and get approval for any transaction that results in a transfer of 5% or more of the Company to a third party (a “Transferee”). The responsibility of reporting of any such transaction is shared between the Company and the Transferee. For example, if the Company embarks on a capital raising transaction that results in an investor holding 5% or more of the Company’s equity, it will need to obtain the prior approval of the MCU. A Transferee who became a 5% holder other than by issuance of shares by the Company (whether or not the Company is aware of any such transaction) will bear the responsibility to report the acquisition to the MCU. The Company will review its shareholder list at least annually in preparation of its annual meeting of shareholders to ascertain whether any person has accumulated in excess of 5% equity ownership. It will collaborate with such person to obtain the requisite approval from the MCU. Nevertheless, if a third party fails to report a transaction that results in the acquisition of a 5% interest in the Company without its knowledge, the MCU may take action against such person and, possibly, BYND Israel. Any MCU action against the Company or BYND Israel may result in severe consequences for the Company, including possible annulment of the primary growing license held by BYND Israel. If that were to occur, our business will be seriously harmed.

Risks Related to Establishing our Cannabis Farm and Operation of our Cannabis Business

We must raise additional capital before we can begin construction of the Cannabis Farm and Indoor Cannabis Growing Facility.

While the Cannabis Farm design work and application for permits has commenced, the Company does not have sufficient resources to fully fund the construction of the Cannabis Farm and our ability to construct the Cannabis Farm as planned will depend on our ability to obtain additional external financing. Any unexpected costs, problems or delays could severely impact our ability to construct the Cannabis Farm as planned. Our access to financing is always uncertain.

We must rely on third party contractors to develop and construct the Cannabis Farm and Indoor Cannabis Growing Facility.

The Company is dependent on the performance of third party contractors for the development and construction of its Cannabis Farm and Indoor Cannabis Growing Facility and as a result, the Company may suffer delays or fail to achieve expected result. Specific risks include:

●	failure by such third party contractors in performing their contractual obligations;
●	insolvency of such third party contractors;
●	the inability of the third party contractors to retain key members of staff;
●	fraud or misconduct by an officer, employee or agent of a third party contractor;
●	disputes between the Company and third party contractors, which may increase the Company’s costs and require the time and attention of the Company’s management;
●	construction defects; and
●	liability of the Company for the actions of the third party contractors.

If third party contractors fail to successfully perform the services for which they have been engaged, either as a result of their own fault or negligence, or due to the failure of the Company or its subsidiaries to properly supervise any such contractor, the ability to complete the Cannabis Farm on schedule and within forecasted costs could be adversely impacted and this could have a Material Adverse Effect on the Company’s Cannabis Farm business, financial condition, results of operations and prospects.

We face risks inherent in an agricultural business, and an inability to grow crops successfully will interrupt our business activities.

Our Cannabis Farm business will involve the growing of cannabis for medical purposes, which is an agricultural product. As such, the business is subject to the risks inherent in the agricultural business. Adverse weather conditions represent a significant operating risk to us, affecting quality and quantity of production and the levels of farm inputs. Other related risks include but are not limited to the following which may create crop failures and supply interruptions for us: (i) potential insect, fungal and weed infestations resulting in crop failure and reduced yields; (ii) disease spread, hazards and pests; (iii) crop-raiding, sabotage or vandalism; and (iv) any future climate change with a potential shift in weather patterns leading to droughts and associated crop losses. There can be no assurance that natural elements, such as insects and plant diseases, will not interfere with our crop growth.

Due to regulatory restrictions, we may also encounter difficulties with the importation of raw materials and seeds and other materials required to maintain our cultivation facilities. As our operations expand, we also face the risk of delays in acquiring the necessary equipment and supplies to support the expansion of our greenhouses and other cultivation areas. As a result, we may be unable to achieve our production targets.

Further, we may not be able to maintain or obtain permits for our farmland to support production levels or sustained accelerated growth. Even if a sufficient amount of farmland with the requisite permits is available, it may not be available on acceptable economic terms. Inability to ensure our farmland is operational could negatively affect our ability to conduct our operations or to expand.

We will be relying on one key facility, and disruption of operations at this facility could significantly interfere with our ability to continue our product testing, development and production activities.

Our operations will initially be limited to a single Cannabis Farm or an Indoor Cannabis Growing Facility in Israel. We could be adversely affected by changes or developments affecting our Cannabis Farm, including but not limited to changes to zoning laws, facility design errors, environmental pollution, non-performance by third party contractors, increases in materials or labour costs, labour disputes or disruptions, inability to attract sufficient numbers of qualified workers, productivity inefficiencies, equipment or process failures, production errors, disruption in the supply of energy and utilities, a breach of security, failure of heating and cooling systems or electrical delivery systems, and/or catastrophic events such as wars, terrorist attacks, accidents, fires, explosions, earthquakes or storms. Any breach of the security measures and other facility requirements, including any failure to comply with recommendations or requirements arising from inspections by the Israeli Police and the MCU (including agents thereof), could also have an impact on our ability to continue operating under MCU licences or the prospect of renewing our licences.

The success of our branded medical cannabis products business will depend on the success of the cannabis product candidates we develop.

To date, we have not developed any medical cannabis products, and we do not expect to generate revenue from any cannabis products that we develop for at least several years. Once new products are developed, there is no guarantee that there will be a sufficient demand for our products to justify the manufacturing of those products on a commercial scale.

We rely on key components of our production and distribution process, such as energy and third-party producers and distributors, and a disruption in the availability of those key components, or in increase in their cost, could adversely impact our business.

Our business is dependent on a number of key inputs and their related costs including raw materials and supplies related to our growing operations, as well as electricity, water and other utilities. Our medical cannabis growing operations consume considerable energy, making us vulnerable to rising energy costs. Any significant interruption, price increase or negative change in the availability or economics of required materials and supplies and, in particular, rising or volatile energy costs, could adversely affect us.

In addition, our operations would be significantly disrupted by a prolonged power outage. Our ability to compete and grow cannabis is dependent on having access, at a reasonable cost and in a timely manner, to electricity, labor, equipment, parts and components. No assurances can be given that we will be successful in maintaining our required supply of labour, equipment, parts and components.

We may rely on third parties, farmers and agriculturalists to cultivate some of the cannabis we use. There is no assurance that cannabis provided by such farmers and agriculturalists will not be limited, interrupted, restricted in certain geographic regions, be of satisfactory quality or be delivered in a timely manner.

Cannabis products are perishable and we will depend on fast and efficient third-party transportation services to distribute our products. Any prolonged disruption of third-party transportation services could have an adverse effect on us. Rising costs associated with the third-party transportation services used by us to ship our products may also adversely impact our business and our ability to operate profitably.

Given the nature of our products, security of the product during transportation to and from our facilities is a significant priority. Any breach of the security measures during transport or delivery, including any failure to comply with recommendations or requirements of the MCU, could have an impact on our ability to continue operating under our GSP certification, our licences or the prospect of renewing our licences.

Our suppliers, service providers and distributors may elect, at any time, to breach or otherwise cease to participate in supply, service or distribution agreements, or other relationships, on which our operations rely.

Manufacturing difficulties, disruptions or delays could limit supply of our products and limit our product sales. Producing cannabis products is difficult, complex and highly regulated.

We do not intend to directly manufacture or distribute any of our medical cannabis products and will rely on third parties to do so and there is no guarantee that we will be able to engage such parties on favorable terms or at all. Our ability to adequately and timely manufacture and supply our medical cannabis products is entirely dependent on the uninterrupted and efficient operation of their facilities, which may be impacted by: availability of power, capacity of manufacturing facilities; contamination by microorganisms or viruses, or foreign particles from the manufacturing process; compliance with regulatory requirements, including the potential shut down of our facilities by regulators for non-compliance; timing and actual number of production runs and production success rates and yields; updates of manufacturing specifications; contractual disputes with our suppliers and contract manufacturers; timing and outcome of product quality testing, which may result in the write-off of failed batches; and/or breakdown, failure, substandard performance or improper installation or operation of equipment and electricity fallouts. If the efficient manufacture and supply of our medical cannabis products is interrupted, we may experience delayed shipments, obsoletion of products, delays in our clinical trials, supply constraints, stock-outs, adverse event trends, contract disputes and/or recalls of our products. If we are at any time unable to provide an uninterrupted supply of our products to patients, patients may elect to use, or physicians may elect to prescribe, competing therapeutics instead of our products, which could have a Material Adverse Effect on the Company’s product sales, business and results of operations.

We are subject to environmental, health and safety regulations and risks, which may subject us to liability under environmental laws.

Our operations are subject to environmental and health and safety regulation in the various jurisdictions in which we operate. These regulations mandate, among other things, the maintenance of air and water quality standards and impose requirements for land reclamation. They also set forth limitations on the emissions and discharges to water, air and land, the generation, handling, transportation, storage and disposal of solid and hazardous waste, and employee health and safety. We believe that environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Changes in environmental or employee health and safety laws or more vigorous enforcement thereof could require extensive changes to our operations or give rise to material liabilities.

Failure to comply with applicable laws, regulations and permitting requirements may result in fines or other enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and require us to take corrective measures including significant additional capital expenditures for installation of additional equipment. We may also be required to compensate those suffering environmental loss or damage by reason of our operations and may have civil or criminal fines or penalties imposed on us for violations of applicable environmental laws or regulations.

We are dependent on the success of our quality control systems, which may fail, and cause a disruption of our business and operations.

The quality and safety of our products are critical to the success of our business and operations. As such, it is imperative that our (and our service providers’) quality control systems operate effectively and successfully. Quality control systems can be negatively impacted by the design of the quality control systems, the quality training program, and adherence by employees to quality control guidelines. Any significant failure or deterioration of such quality control systems could require us to suspend our product development and sales activities.

An inability to renew our leases, or a renewal of our leases with a higher rental rate, may disrupt our operations or increase our operating costs.

We may be unable to renew or maintain our leases (commercial, real property or farmland) on commercially acceptable terms or at all. In addition, in the event of non-renewal of any of our leases, we may be unable to locate suitable replacement properties for our facilities or we may experience delays in relocation that could lead to a disruption in our operations. In Israel, we do not have the option to purchase land now or in the future due to government land ownership regulations. Consequently, we will always be subject to lease/tenant risks at our facility or any other location to which we may expand in Israel.

Risks Related to Public Perception of Cannabis

Unfavourable publicity or unfavourable consumer perception of us or cannabis generally may constrain our sales and revenue.

We believe the cannabinoid industry is highly dependent upon consumer perception regarding the safety, efficacy, and quality of the products. Consumer perception of our products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention, and other publicity regarding the consumption of cannabinoids. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the cannabinoid market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention, or other publicity that are perceived as less favourable than, or that question, earlier research reports, findings or publicity could reduce the demand for our products.

Adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products legally, appropriately or as directed.

In addition, since our products in development contain controlled substances, their regulatory approval may generate public controversy. Political and social pressures and adverse publicity could lead to delays in approval of, and increased expenses for our products in development. These pressures could also limit or restrict the introduction and marketing of our products in development.

Adverse publicity from cannabis misuse or adverse side effects from cannabis or other cannabinoid products may adversely affect the commercial success or market penetration achievable for our products. The nature of our business attracts a high level of public and media interest, and in the event of any resultant adverse publicity, our reputation may be harmed. Furthermore, in jurisdictions where our products are classified as “controlled substances”, they may be subject to import/export and research restrictions that could delay or prevent the development of our products in those jurisdictions.

Risks Related to Cannabis Product Liability

We face the risk of exposure to product liability claims, regulatory action and litigation if our products cause loss or injury.

As a producer of products designed to be ingested by humans, we face a risk of exposure to product liability claims, regulatory action and litigation if our products cause, or are alleged to have caused, significant loss or injury. In addition, the manufacture and sale of cannabis products involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of cannabis products alone or in combination with other medications or substances could occur. We may be subject to various product liability claims, including, among others, that the products produced by us caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances.

We may not be able to obtain insurance coverage for all of the risks we face, exposing us to potential uninsured liabilities.

A product liability claim or regulatory action against us could result in increased costs and could adversely affect our reputation with our clients and consumers generally. There can be no assurance that we will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of products.

While we intend to maintain insurance to protect our assets, operations and employees, any such insurance coverage will be subject to coverage limits and exclusions and may not be available for the risks and hazards to which we are exposed. In addition, there is no assurance that such insurance will be renewed and that it will be adequate to cover our liabilities, including potential product liability claims, or will be generally available in the future or, if available, that premiums will be commercially justifiable. Further, there is no assurance that that our insurer will remain solvent or willing to continue providing insurance coverage with sufficient limits or at a reasonable cost; or, that any insurer will not dispute coverage of certain claims due to ambiguities in the policies. The availability of insurance, surety bonds, letters of credit and other forms of financial assurance is affected by our insurers’, sureties’ and lenders’ assessment of our risk and by other factors outside of our control such as general conditions in the insurance and credit markets. If we were to incur substantial liabilities in excess of policy limits or at a time when we were not able to obtain adequate liability insurance on commercially reasonable terms, our business, results of operations and financial condition could be adversely affected to a material extent. In addition, negative publicity associated with any claims, regardless of the claim’s merit, may decrease the future demand for our products.

If any of the products that we produce or intend to produce are recalled due to an alleged product defect or for any other reason, we could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall.

All product producers are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. We may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all.

In addition, a product recall may require significant attention from our management. There can be no assurance that any quality, potency, or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action, or lawsuits. Additionally, if one of the products produced by us were subject to recall, our image and the image of that product (and other products sold by us) could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for our products. Additionally, product recalls may lead to increased scrutiny of our operations by regulatory authorities, requiring further attention by our management and potential legal fees and other expenses.

Risks Related to our EZ-G Device Business

We have never generated any revenue from EZ-G Device sales and may never be profitable.

We have never generated any revenue from the EZ-G Device sales. Our ability to generate revenue and achieve profitability depends on our ability, alone or with strategic collaboration partners, to successfully complete the development of, and obtain the regulatory and marketing approvals necessary to commercialize, the EZ-G Device. We do not anticipate generating revenue from product sales for at least the next twelve months.

The EZ-G Device May Contain Errors or Defects, which Could Result in Damage to Our Reputation, Lost Revenues, Diverted Development Resources and Increased Service Costs, Warranty Claims and Litigation.

The EZ-G Device is complex and must meet stringent requirements. We expect to warrant that our products will be free of defect. We must develop our products, including the software associated with these products, quickly to stay ahead of potentially competing products. Products as sophisticated as ours could contain undetected errors or defects, especially when first introduced or when new models or versions are released. In general, our products may not be free from errors or defects after commercial shipments have begun, which could result in damage to our reputation, lost revenues, diverted development resources, increased customer service and support costs and warranty claims which could harm our business, results of operations and financial condition.

The complex nature of the EZ-G Device increases the likelihood that our products will contain defects.

The EZ-G Device is complex and may contain defects when first introduced into the market and as new versions are released. Delivery of products with manufacturing defects or reliability or quality problems could significantly delay or hinder market acceptance of our products, which in turn could damage our reputation and adversely affect our ability to retain our existing customers and to attract new customers. Correcting these production problems may require us to expend significant amounts of capital and other resources. We cannot give you any guarantee that our products will be free from errors or defects after we start commercial production. If there are product errors or defects, this will result in additional development costs, loss of or delays in market acceptance of the EZ-G Device, diversion of technical and other resources from our other development efforts, increased product repair or replacement costs, or the loss of credibility with our current and prospective customers, which may have a negative impact upon our financial performance or status as a going concern.

Risks Related to Management and Personnel

We rely on our management and need additional key personnel to grow our business, and the loss of key employees or inability to hire key personnel could harm our business.

We believe our success has depended, and continues to depend, on the efforts and talents of our executives and employees, including our CEO and CFO. Our future success depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand, and we may incur significant costs to attract and retain them. In addition, the loss of any of our senior management or key employees could materially adversely affect our ability to execute our business plan and strategy, and we may not be able to find adequate replacements on a timely basis, or at all. We do not maintain key person life insurance policies on any of our employees.

In addition, we are subject to a variety of business risks generally associated with growing companies, including capacity constraints and pressure on our internal systems and controls. Our ability to manage growth effectively will require us to continue to implement and improve our operational and financial systems and to expand, train and manage our employee base. Future growth and expansion could place significant strain on our management personnel and likely will require us to recruit additional management personnel.

There can be no assurance that we will be able to manage our expanding operations (including any acquisitions) effectively, that we will be able to sustain or accelerate our growth or that such growth, if achieved, will result in profitable operations, that we will be able to attract and retain sufficient management personnel necessary for continued growth, or that we will be able to successfully make strategic investments or acquisitions.

Our senior management team has limited experience managing a public company, and regulatory compliance may divert its attention from the day-to-day management of our business and will increase our expenses.

Most of individuals who now constitute our senior management team have limited experience managing a publicly-traded company and limited experience complying with the increasingly complex laws pertaining to public companies compared to senior management of other publicly-traded companies. Our senior management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under Canadian and U.S. securities laws. In particular, these new obligations will require substantial attention from our senior management and could divert their attention away from the day-to-day management of our business.

We expect to incur significant accounting, legal, insurance and other expenses as a result of being a public company, which could cause our results of operations and financial condition to suffer. Compliance with applicable securities laws in the United States, Canada and the rules of the CSE and Nasdaq substantially increase our expenses, including our accounting and legal costs.

Furthermore, compliance with applicable securities laws and regulations makes some activities more time-consuming and costlier. Reporting obligations as a public company and our anticipated growth may place a strain on our financial and management systems, processes and controls, and on our personnel. Furthermore, we expect that compliance with the laws, rules and regulations that public companies are subject to will make it more expensive for us to obtain director and officer liability insurance, and may require us to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as officers.

We may become subject to liability arising from any fraudulent or illegal activity by our employees, contractors and consultants.

We are exposed to the risk that our employees, independent contractors and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to us that violates: (i) government regulations; (ii) manufacturing standards; (iii) federal and provincial healthcare fraud and abuse laws and regulations; or (iv) laws that require the true, complete and accurate reporting of financial information or data. It is not always possible for us to identify and deter misconduct by our employees and other third parties, and the precautions taken by us to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could result in the imposition of civil, criminal and administrative penalties, damages, monetary fines or contractual damages on us, reputational harm, diminished profits and future earnings, and curtailment of our operations.

Risks Related to Our Subsidiaries’ Status as Israeli Companies

All of our material operations are located in Israel and, therefore, our business and operations may be adversely affected by political, economic and military conditions in Israel.

All of our material operations are located in Israel. In addition, certain of our key employees and directors and officers are residents of Israel. Accordingly, political, economic and military conditions in the Middle East in general, and in Israel in particular, may directly affect our business, product development and results of operations, and we may be adversely affected by a significant increase in the rate of inflation or a significant downturn in economic or financial conditions in Israel, or a weakening of the role of the Israeli judiciary.

Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its neighboring countries, and since 2000, there have been increasing occurrences of terrorist violence. In recent years, hostilities between Israel and Hezbollah in Lebanon (and Syria) and Hamas in the Gaza Strip have both involved missile strikes in various parts of Israel causing disruption of economic activities. This violence has strained Israel’s relationship with its Arab citizens, Arab countries and, to some extent, with other countries around the world. Our corporate headquarters and principal research and development activities are located in the range of missiles that could be fired from Lebanon, Syria or the Gaza Strip into Israel. In addition, Israel faces threats from more distant neighbors, in particular, Iran (which is believed to be an ally of Hamas in Gaza and Hezbollah in Lebanon). Any armed conflicts involving Israel or in the region or any political instability in the region, including acts of terrorism as well as cyberattacks or any other hostilities involving or threatening Israel, would likely negatively affect business conditions and could make it more difficult for us to conduct our operations in Israel, which could increase our costs and adversely affect our financial results. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements. Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East, such as damages to our facilities resulting in disruption of our operations. Although the Israeli government is currently committed to covering the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained, or if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on the Company’s business. Any armed conflict involving Israel could adversely affect our operations and results of operations.

Several countries, principally in the Middle East, as well as certain companies, organizations and movements, restrict their commercial activities with Israel or Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies. In addition, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods based on Israeli government policies. Similarly, Israeli companies are subject to limitations while conducting business with entities from several countries. Such business restrictions and boycotts, particularly if they become more widespread, may materially and adversely impact our ability to sell our products and the expansion of our business. We could be adversely affected by the interruption or curtailment of trade between Israel and its trading partners.

Strikes and work stoppages in Israel and the obligations of our personnel to perform military service may prevent us from continuing our research, development, growing and marketing activities.

Strikes and work stoppages occur relatively frequently in Israel. If Israeli trade unions threaten additional strikes or work stoppages and such strikes or work stoppages occur, these may, if prolonged, have a Material Adverse Effect on the Israeli economy and on our business, including our ability to deliver products to our customers in a timely manner.

Our operations could be disrupted by the obligations of some of our personnel to perform military service. Certain of our employees in Israel, generally males, including executive officers, may be called upon to perform obligatory military reserve service on an annual basis until they reach the age of 40 (and in some cases, up to age 49) and, in certain emergency circumstances, may be called to immediate and prolonged active duty on very short notice. Our operations could be disrupted by the absence for military service for extended periods of a significant number of our employees. Such disruption could materially and adversely affect our business and results of operations.

Service of process upon and enforcing a Canadian or U.S. judgment against us and our current executive officers and directors, or asserting Canadian or U.S. securities law claims in Israel, may be difficult.

As a corporation headquartered in Israel, service of process upon us and upon our directors and officers and any Israeli experts named herein, most of whom reside outside of Canada and the United States, may be difficult from within Canada or the United States. Furthermore, because a majority of our assets and most of our directors, officers and such Israeli experts are located outside of Canada and the United States, any judgment obtained in Canada or the United States against us or any of them may be difficult to collect within Canada and the United States and may not be enforced by an Israeli court.

We have been informed by our legal counsel in Israel that it may be difficult to assert Canadian securities laws claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of Canadian securities laws on the basis that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not Canadian law is applicable to the claim. There is little binding case law in Israel addressing these matters. If Canadian law is found to be applicable, the content of applicable Canadian law must be proven as a fact which can be a time-consuming and costly process. Certain matters of procedure may also be governed by Israeli law.

Risks Related to Electronic Security

We may experience breaches of security at our facilities or in respect of information systems, electronic documents and data storage.

We have and will continue to enter into agreements with third parties for hardware, software, telecommunications and other information technology (“IT”) services in connection with our operations. Our operations depend, in part, on how well we and our suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, hacking, computer viruses, vandalism and theft. Our operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses.

We have not experienced any material losses to date relating to cyberattacks or other information security breaches, but there can be no assurance that we will not incur any such losses in the future. Our risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Certain of our marketing practices rely upon e-mail, social media and other means of digital communication to communicate with consumers on our behalf. We may face risk if our use of e-mail, social media or other means of digital communication is found to violate applicable laws. We post our privacy policy and practices concerning the use and disclosure of user data on our websites. Any failure by us to comply with its posted privacy policy or other privacy-related laws and regulations could result in proceedings which could potentially harm our business. In addition, as data privacy and marketing laws change, we may incur additional costs to ensure we remain in compliance. If applicable data privacy and marketing laws become more restrictive at the international, federal, provincial or state levels, our compliance costs may increase, our ability to effectively engage customers through personalized marketing may decrease, our investment in our e-commerce platform may not be fully realized, our opportunities for growth may be curtailed by our compliance burden and the potential for reputational harm or liability for security breaches may increase.

Risks Related to Ownership of Our Common Shares and Warrants

The Company is a holding company

The Company is a holding company and essentially all of its assets are the capital stock of its subsidiaries. As a result, investors in the Company are subject to the risks attributable to its subsidiaries, Zigi Carmel, BYND Israel, and its subsidiaries. As a holding company, the Company conducts substantially all of its business through its subsidiaries, which generate or are expected to generate substantially all of its revenues. Consequently, the Company’s cash flows and ability to complete current or desirable future enhancement opportunities are dependent on the earnings of its subsidiaries and the distribution of those earnings to the Company. The ability of these entities to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing their debt. In the event of a bankruptcy, liquidation or reorganization of any of the Company’s subsidiaries, holders of indebtedness and trade creditors may be entitled to payment of their claims from the assets of those subsidiaries before the Company.

The market price of our Common Shares may be volatile, which could result in substantial losses for investors.

The price of the Common Shares will fluctuate with market conditions and other factors, and it may decline. If a holder of Common Shares sells its Common Shares, the price received may be more or less than the original investment. Some of the factors that may cause the market price of our Common Shares to fluctuate include:

●	market perception of the investment opportunity presented by companies in the cannabis business;
●	actual or anticipated fluctuations in our quarterly results of operations;

●	recommendations by securities research analysts;
●	changes in the economic performance or market valuations of companies in the industries in which we operate;
●	addition or departure of our executive officers and other key personnel;
●	sales or perceived sales of additional Common Shares;
●	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;
●	operating and share price performance of other companies that investors deem comparable to us fluctuations to the costs of vital production materials and services;
●	changes in global financial markets and global economies and general market conditions, such as interest rates and pharmaceutical product price volatility;
●	operating and share price performance of other companies that investors deem comparable to the Company or from a lack of market comparable companies; and
●	news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in our industry or target markets.

In particular, companies in the cannabis industry have experienced significant volatility in recent years, potentially due to the recentness of public trading of securities of cannabis companies, limited supply of investment opportunities, short-selling activity and rapidly changing regulatory developments. As well, certain institutional investors may base their investment decisions on market perceptions of the cannabis industry or on consideration of our environmental, governance and social practices and performance against such institutions’ respective investment guidelines and criteria, and failure to satisfy such criteria may result in limited or no investment in the Common Shares by those institutions, which could materially adversely affect the trading price of the Common Shares. There can be no assurance that fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue for a protracted period of time, our operations and the trading price of the Common Shares may be materially adversely affected.

Our officers, directors and principal shareholders collectively control, directly or indirectly, approximately 65% of the voting power and interests in our outstanding Common Shares. Subsequent sales of our Common Shares by these shareholders, or the market perception that holders of a large number of Common Shares intend to sell Common Shares, could have the effect of lowering the market price of our Common Shares. Further, the perceived risk associated with the possible sale of a large number of Common Shares by these shareholders, or the adoption of significant short positions by hedge funds or other significant investors, could cause some of our shareholders to sell their Common Shares, thus causing the market price of our Common Shares to decline. In addition, actual or anticipated downward pressure on our stock price due to actual or anticipated sales of Common Shares by our officers, directors or Principal Securityholders could cause other institutions or individuals to engage in short sales of the Common Shares, which may further cause the market price of our Common Shares to decline.

From time to time our directors and executive officers may sell Common Shares on the open market. These sales will be publicly disclosed in filings made with securities regulators. In the future, our directors and executive officers may sell a significant number of Common Shares for a variety of reasons unrelated to the performance of our business. Our shareholders may perceive these sales as a reflection on management’s view of the business and result in some shareholders selling their Common Shares. These sales could cause the market price of our Common Shares to decline. Any decline in the market price of Common Shares may also impede our ability to raise additional capital and might cause remaining holders of Common Shares to lose all or part of their investment.

There are risks associated with the potential dilution of our Common Shares.

The Company will need to raise additional funds to construct the Cannabis Farm and Indoor Cannabis Growing Facility and might also, in future, require further additional capital for other purposes, including by issuing equity securities. Such equity securities could contain rights and preferences superior to those of the holders of Common Shares will have no pre-emptive rights in connection with such further issues. The Company’s board of directors has the discretion to determine if an issuance of equity securities is warranted, the price at which such issuance is effected and the other terms of issue of any equity securities, including Common Shares or equity securities convertible into Common Shares. To the extent holders of our options or other convertible securities convert or exercise their securities and sell the Common Shares they receive, the trading price of the Common Shares may decrease due to the additional number of Common Shares available in the market. Such additional equity issuances could, depending on the price at which such securities are issued, substantially dilute the interests of the holders of Common Shares. In addition, we cannot predict the size of future issuances of our equity securities, including Common Shares, or the effect, if any, that future issuances and sales of our equity securities, including Common Shares will have on the market price of our Common Shares. Sales of substantial amounts of our Common Shares, or the perception that such sales could occur, may adversely affect prevailing market prices for our Common Shares.

As a foreign private issuer, we are permitted, and intend, to follow certain home country corporate governance practices instead of otherwise applicable Nasdaq requirements, and we will not be subject to certain U.S. securities laws including, but not limited to, U.S. proxy rules and the filing of certain Exchange Act reports.

As a foreign private issuer, we will be permitted, and intend, to follow certain home country corporate governance practices instead of those otherwise required by the Nasdaq Stock Market for domestic U.S. issuers. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on The Nasdaq Global Market may provide less protection to you than what is accorded to investors under the listing rules of Nasdaq applicable to domestic U.S. issuers.

As a foreign private issuer, we will be exempt from the rules and regulations under the Securities Exchange Act of 1934, or the Exchange Act, related to the furnishing and content of proxy statements, including the applicable compensation disclosure requirements. Nevertheless, pursuant to regulations promulgated under Canadian law, we are required to disclose in the context of sending an information circular to shareholders all compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by the issuer, or a subsidiary of the issuer, to each Named Executive Officer (as such term is defined in the Instrument) and director, in any capacity, including, for greater certainty, all plan and non-plan compensation, direct and indirect pay, remuneration, economic or financial award, reward, benefit, gift or perquisite paid, payable, awarded, granted, given, or otherwise provided to the NEO or director for services provided, directly or indirectly, to the issuer or a subsidiary of the issuer. Such disclosure will not be as extensive as that required of a U.S. domestic issuer. Our officers, directors and principal shareholders will also be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we will be exempt from filing quarterly reports with the SEC under the Exchange Act. Moreover, we will not be required to comply with Regulation FD, which restricts the selective disclosure of material information, although we intend to voluntarily adopt a corporate disclosure policy substantially similar to Regulation FD. These exemptions and leniencies will reduce the frequency and scope of information and protections to which you may otherwise have been eligible in relation to a U.S. domestic issuer.

We would lose our foreign private issuer status if a majority of our shares are owned by U.S. residents and a majority of our directors or executive officers are U.S. citizens or residents or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We may also be required to modify certain of our policies to comply with accepted governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

We are an emerging growth company and the reduced disclosure requirements applicable to emerging growth companies may make our Common Shares less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements that are applicable to other public companies that are not emerging growth companies.

For as long as we remain an emerging growth company we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not “emerging growth companies.” These exemptions include:

●	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

●	Section 107 of the JOBS Act, which provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. This means that an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to delay such adoption of new or revised accounting standards. As a result of this adoption, our financial statements may not be comparable to companies that comply with the public company effective date;

●	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

●	reduced disclosure obligations regarding executive compensation; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We will remain an emerging growth company until the earliest of: (i) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (ii) the date on which we have, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt; or (iii) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act. We have opted out of the extended transition period made available to emerging growth companies to comply with newly adopted public company accounting requirements.

When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. We cannot predict if investors will find our Common Shares less attractive as a result of our reliance on exemptions under the JOBS Act. If some investors find our Common Shares less attractive as a result, there may be a less active trading market for our Common Shares and our share price may be more volatile.

The conditions to the Israeli Tax Pre-Ruling could influence decisions of the Company’s directors and officers.

The Israeli Tax Pre-Ruling was obtained primarily to permit the BYND Israel Shareholders to complete the Share Exchange Transaction without incurring any immediate tax liability in Israel, as a result of their selling their BYND Israel Shares to the Company. Instead, the Israeli Tax Pre-Ruling permits the BYND Israel Shareholder to defer payment of any Israeli taxes until such time as he or she later sells Consideration Shares. However, the Israeli Tax Pre-Ruling also provides that the BYND Israel Shareholders could lose this tax deferral and become subject to immediate taxation in Israel, if the Company were to undertake certain transactions within the two year period following Business Combination Closing Date. Such transactions would include: (i) any transaction (or series of transactions) which result in the BYND Israel Shareholders owning less than 25% of the Company’s outstanding Common Shares, (ii) the sale by the Company, of any of the BYND Israel Shares, or (iii) the failure of BYND Israel to continue to operate its business as presently conducted (i.e., its main economic activity). As a result, the directors or officers of the Company who sold BYND Israel Shares to the Company in connection with the Share Exchange Transaction, may be reluctant to support any decisions during the two year period following the Business Combination Closing Date, which would result in their becoming subject to immediate taxation in Israel.

The Company’s directors and officers control a large percentage of the Company’s issued and outstanding Common Shares and as a result, may have the ability to control or influence matters affecting the Company and its business.

The Company’s directors and officers own 24,591,438 Common Shares representing approximately 65% of all issued Common Shares. As a result, the Company’s directors and officers (or Affiliates thereof), will have significant influence over the Company and its affairs. As long as the Company’s directors and officers (or Affiliates thereof), collectively own or control greater than 20% of the Company’s outstanding Common Shares, the Company’s directors and officers will have the ability to exercise substantial control over all corporate actions requiring shareholder approval, irrespective of how our other shareholders may vote. This control may include the election and removal of directors, the size of the board of directors, any amendment to the Company’s Articles, or the approval of any significant corporate transaction, including a sale of substantially all of our assets. Additionally, the interests of the Company’s directors and officers may not align with the interests of the Company’s other shareholders.

Cannabis remains illegal under U.S. federal law, and enforcement of cannabis laws could change.

Cannabis is a Schedule I controlled substance pursuant to the United States Controlled Substances Act (21 U.S.C. § 811) (the “CSA”) and is illegal under U.S. federal law. Even in those states in which the use of cannabis has been legalized, its use, cultivation, sale and distribution remains a violation of federal law. We are not currently engaged in the cannabis industry in the United States, either directly or indirectly. Nevertheless, as a result of the federal prohibition on cannabis related business activities, certain companies, including banks and investment firms may be reluctant to do business with us, including investing in our company or buying and selling our securities.

Unless and until the United States Congress amends the CSA with respect to cannabis (and the President approves such amendment), there is a risk that federal authorities may enforce current federal law. Any person connected to the cannabis industry in the United States may be at risk of federal criminal prosecution and civil liability in the United States. Any investments may be subject to civil or criminal forfeiture and total loss.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about us or our business, our trading price and volume could decline.

The trading market for our Common Shares will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence covering us, the trading price for our Common Shares would be negatively impacted. If we obtain securities or industry analyst coverage and one or more of the analysts who cover us downgrade our Common Shares or publish inaccurate or unfavorable research about our business, or more favorable relative recommendations about our competitors, our trading price may decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our Common Shares could decrease, which could cause our trading price and volume to decline.

We may not be able or willing to pay any dividends.

No dividends on the Common Shares have been paid to date and there is no assurance as to whether we will be profitable enough to pay dividends, or determine to do so even if sufficiently profitable. We anticipate that, for the foreseeable future, we will retain future earnings and other cash resources for the operation and development of our business. Payment of any future dividends will be at the discretion of the board of directors after considering many factors, including our earnings, operating results, financial condition, current and anticipated cash needs, and restrictions in financing agreements. Our ability to pay dividends is subject to our future financial. Our board of directors must also approve any dividends at their sole discretion. There is no assurance that future dividends will be paid, and, if dividends are paid, there is no assurance with respect to the amount of any such dividends.

The valuation of our assets is subject to certain assumptions and estimates.

As required by IFRS, we measure the value of our biological assets (consisting of cannabis plants) using the income approach at fair value less costs to sell up to the point of harvest. As market prices are generally not available for biological assets while they are growing, we are required to make assumptions and estimates relating to, among other things, expected harvest yields, selling prices and costs to sell. The assumptions and estimates used to determine the fair value of biological assets, and any changes to such prior estimates, directly affect our reported results of operations. If actual yields, prices, costs, market conditions or other results differ from our estimates and assumptions, there could be material adjustments to our results of operations.

Risks Related to Exchange Rate

Exchange rate fluctuations between the Canadian dollar, the U.S. dollar, the New Israeli Shekel, the Euro and other foreign currencies may negatively affect our future revenues.

We will be exposed to the financial risk related to the fluctuation of foreign exchange rates. We generate substantially all of our revenues in NIS and United States dollars, including executive compensation, employee salaries and payments to service providers in Israel. The majority of our operating expenses are incurred in Israel in NIS and, as we begin to export, will likely be incurred increasingly in Euros. We also may be subject to fluctuations due to changes in foreign currency exchange rates, particularly changes between the Canadian dollar, the U.S. dollar and the NIS, and the Euro. As we expand internationally and enter new markets, we will be subject to additional foreign currency exchange risks. In addition, a portion of our financial assets are held in NIS. As a result, our financial results may be affected by fluctuations in the exchange rates of currencies between the NIS and other currencies. Although exposure to currency fluctuations to date has not had a Material Adverse Effect on the Company’s business, there can be no assurance that any future hedging transactions we engage in will provide sufficient protection and that such fluctuations in the future will not have a Material Adverse Effect on the Company’s operating results and financial condition. To date, the Company has not hedged our exposure to currency fluctuations.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Overview

The Company, through its subsidiaries, (i) develops, markets and sells a proprietary client relationship management, or CRM, software known as “Benefit CRM” which is the basis for the current CRM software business, the New CRM Platform and the New Cannabis CRM Platform, (ii) is in the process of constructing and licensing of the Cannabis Farm and the Indoor Cannabis Growing Facility and will manage their operations once finalized, and (iii) develops the EZ-G device, a unique, patent-pending device that, combined with proprietary software (provisional application), regulates the flow of low-concentration CBD oils into the soft tissues of the female sexual organs.

The Company is a reporting issuer in the Canadian provinces of British Columbia and Ontario. The Common Shares trade on the CSE under the symbol ‘BYND’ and on the Nasdaq under the symbol ‘BCAN’.

BYND Israel

BYND—Beyond Solutions Ltd., a company organized under the laws of the State of Israel (“BYND Israel”) in January 2000, owns and markets the Benefit CRM Software product. BYND Israel’s Benefit CRM Software enables small and medium-sized businesses to optimize their day-to-day business activities such as sales management, personnel management, marketing, call centre activities and asset management. Over the last three years, the BYND Israel has been developing the next generation of its Benefit CRM Software. The New CRM Platform is cloud-based and will include many new features and enhancements to its existing Benefit CRM Software. Once completed, it is anticipated that the majority of the Company’s existing Benefit CRM Software clients will migrate to the New CRM Platform. We intend to market our software worldwide. See “Narrative Description of BYND Israel’s Business - BYND Israel’s Current CRM Software Business.”

BYND Israel has also recently begun development of its New Cannabis CRM Platform designed specifically to serve the needs of the medical cannabis industry. BYND Israel’s goal is that the New Cannabis CRM Platform will ultimately become a “virtual marketplace” for all stakeholders in medical cannabis. We intend to market this new software platform worldwide. See “Narrative Description of BYND Israel’s Business - BYND Israel’s New Cannabis CRM Software Business”.

B.Y.B.Y.

B.Y.B.Y. Investments and Promotions Ltd. is a company organized under the laws of the State of Israel in November 2019 (“B.Y.B.Y.”). On March 29, 2021, BYND Israel completed the purchase of 74% of B.Y.B.Y. B.Y.B.Y. acquired the Primary Growing License from Dalia Brzezinski (who owns the remaining 26% of B.Y.B.Y.) and has begun the process of obtaining the necessary permits and approvals to construct a Cannabis Farm and an Indoor Cannabis Growing Facility. B.Y.B.Y. will grow and cultivate Cannabis only in Israel and in compliance with local regulations including European standards GMP-EU. Once the Cannabis Farm becomes operational, B.Y.B.Y. will work with strategic partners to develop and market new, proprietary cannabis infused products for sale throughout Israel and for export to the EU and Canada subject to regulations in those countries. We have no current plans to enter the United States with any of our cannabis related products. Ultimately, BYND Israel’s vision is to leverage knowledge gained through operation of the Cannabis Farm and the sale of cannabis and cannabis infused products, to assist with the further development and enhancement of its New Cannabis CRM Platform. See “Narrative Description of BYND Israel’s Business – B.Y.B.Y.’s New Medical Cannabis Business”.

Recent History

On February 5, 2023, Cannasoft Pharma received the Contactless Business License. This license allows us to engage in the cannabis industry for the purpose of trading and brokering transactions in Israel, importing from abroad, and purchasing and selling cannabis without touching the substance.

The Company was organized on March 29, 2021, under the name “BYND Cannasoft Enterprises Inc.”, as a result of the amalgamation between Lincoln Acquisition Corp. a company incorporated on July 19, 2019, as a British Columbia corporation, and 1232986 B.C. Ltd., a British Columbia company formed in December 2019 specifically for the purpose of the amalgamation (the “Amalgamation”).

Also on March 29, 2021, the Company completed a share exchange with the shareholders of BYND—Beyond Solutions Ltd., a company organized under the laws of the State of Israel in 2000 (the “Share Exchange”).

As a result of the Share Exchange, the former BYND Israel shareholders were issued 18,015,883 Company Shares thereby acquiring control of the Company and BYND Israel became a wholly owned subsidiary of the Company. The Share Exchange was accounted for as a reverse acquisition of the Company.

In connection with the Share Exchange, BYND Israel and the BYND Israel Shareholders obtained the Israeli Tax Pre-Ruling from the Israeli Tax Authority (“ITA”) with respect to a tax deferral on capital gains and other Israeli tax considerations that apply to BYND Israel Shareholders and that will apply the Company.

It provides for a tax deferral with respect to the Share Exchange, until the Company Shares received by the BYND Israel Shareholders are ultimately disposed of, subject to the following limitations and restrictions:

●	the Company must hold the BYND Israel Shares for at least two years from the closing date of the Share Exchange and, subject to certain exceptions, must not cause a dilution of its interest in BYND Israel;

●	former BYND Israel Shareholders who received Consideration Shares, must continue to hold not less than 25% of the outstanding Common Shares for the two years following the closing date of the Share Exchange; and

●	BYND Israel must continue to operate its business as presently conducted (i.e., its main economic activity) for at least two years from the closing date of the Share Exchange Transaction and will not at any time be permitted to sell its intellectual property rights and assets outside Israel without ITA consent.

If the Company later disposes of any of the BYND Israel Shares, the Company will be subject to full capital gains tax in Israel. Furthermore, any gain or loss which may arise from a sale of BYND Israel Shares may not be offset in the tax year in which the Share Exchange occurs or during the following two years, against any other losses or gains in the Company.

The Israeli Tax Pre-Ruling also required that, upon completion of the Share Exchange Transaction, all BYND Israel Shares which were acquired by Company, be deposited with the Israeli Trustee (as trustee for the Company) in accordance with the provisions of the IBI Trust Agreement. See “Material Contracts”.

The Israeli Tax Pre-Ruling also required that, upon completion of the Share Exchange, all Company Shares issued to the BYND Israel Shareholders, be deposited with the Israeli Trustee (as trustee for the applicable BYND Israel Shareholders), in accordance with the provisions of the IBI Trust Agreement, until they are sold.

The IBI Trust Agreement does not itself restrict the ability of the BYND Israel Shareholders to sell their Company Shares or the ability of the Company to sell the BYND Israel Shares. Rather, the IBI Trust Agreement is in place to ensure that any applicable Israeli capitals gains tax will be withheld and remitted to the Israeli Tax Authority, if and when the Company Shares or BYND Israel Shares are ultimately sold.

The Following Transactions took place prior to and in connection with the share exchange:

●	On April 22, 2019, BYND Israel entered into a convertible loan agreement with an investor (the “Convertible Loan Agreement”) to borrow USD$100,000 to facilitate the completion of the Business Combination Transaction and the listing of the shares of the Company on the CSE.

●	On June 30, 2020, Fundingco completed a private placement financing wherein it issued 3,885,600 Fundingco special warrants to investors, at an issue price of $0.04 per special warrant, for gross proceeds of $155,424.

●	On October 1, 2020

○	BYND Israel assigned its obligations under the Convertible Loan Agreement to Fundingco and recorded a gain of $116,473 related to the debt assignment. As the consideration for the debt assignment, BYND Israel issued a demand promissory note to Fundingco with the principal amount of $155,548 equal to the principal amount of the convertible debenture together with all unpaid interest owing to the creditor. The demand promissory note is unsecured and bears no interest.

○	Fundingco settled the amount owing to the investor under the Convertible Loan Agreement, by issuing 607,125 Fundingco special warrants, to the investor.

●	On March 29, 2021, Fundingco completed a private placement financing wherein it issued 562,142 Fundingco special warrants to investors, at an issue price of $0.82 per special warrant, for gross proceeds of $460,956.

The Common Shares were approved for listing on the CSE on April 22, 2021 and commenced trading on April 26, 2021 under the symbol ‘BYND’.

On May 26, 2022, the Common Shares were approved for listing on the Nasdaq, and trading commenced on May 31, 2022 under the symbol ‘BCAN’.

On August 9, 2022, the Company signed an agreement with the Weizmann Institute of Science for the use of the Company’s proprietary Benefit CRM Software. Under the terms of the agreement, the Weizmann Institute of Science will use a beta version of the software provided as Software as a Service (SAAS). The beta version will include the Company’s C.R.M. System – Job Management (BENEFIT), as well as a module system (CANNASOFT) for managing cannabis farms and greenhouses. The Company will grant the Weizmann Institute a permit to use the license free of charge for a period of one year, after which the parties will extend the agreement and the Company will be paid the customary rate as of the date of extension of the agreement.

On September 22, 2022, the Company completed its acquisition of Zigi Carmel in consideration for the issuance to Carmel Zigdon of 7,920,000 Common Shares at a deemed price per share of $4.735 and US $100,000 to cover his legal expenses. As part of the closing of the acquisition, Mr. Zigdon was appointed as a director of the Company. Zigi Carmel owns the EZ-G device. See Description of Business – EZ-G device business. From the commencement of trading of the Common Shares on the CSE to the end of Fiscal 2022, the Company raised a total of $6,191,764 through several non-brokered private placements of Common Shares at prices ranging from $0.92 to $4.33 per share.

B.	Business Overview

DESCRIPTION OF BYND ISRAEL’S BUSINESS

The following is a description of BYND Israel’s current CRM Software business, its new cannabis CRM Software business and its proposed medical cannabis business. Notwithstanding that the following distinguishes between three lines of business, for accounting purposes, BYND Israel currently has only one reportable segment (software) given that its new medical cannabis business has not yet commenced operations in a meaningful or material way.

BYND Israel’s Current CRM Software Business

Overview

BYND Israel has developed the Benefit CRM Software. The Benefit CRM Software enables small and medium-sized businesses to optimize their day-to-day activities such as sales management, personnel management, marketing, call center activities and asset management. The Benefit CRM Software streamlines the business operations of our clients, enabling them to devote most of their efforts and attention to business development aimed at ensuring the future of their organization.

Targeted Industries

The main target markets for the Benefit CRM Software are SMB’s. The needs and requirements of SMB’s are different to those of large corporations. Tailor-made CRM software is not easily available to SMB’s due to the cost hurdle. As such, more standardized CRM software packages have been developed, but without enough customization, they are not truly useful to SMB’s. BYND Israel’s Benefit CRM Software is built with the SMB customer in mind, and can provide a flexible and robust CRM solution for the SMB sector.

Sales and Marketing

BYND Israel markets and sells its Benefit CRM Software primarily through its own sales agents. The company has a two-person telemarketing team that identifies and targets suitable potential customers and then arranges meetings with one of its sales agents. It is the role of the sales agent to better learn the needs of each potential customer, work out what the most appropriate software will be for them, and close each deal.

As BYND Israel’s New CRM Platform is nearing completion, the company no longer focus its efforts to market and sell its existing Benefit CRM Software to new clients. In the short term, the company seeks only to maintain current clients. Once completed, the company plans to market and sell its New CRM Platform using similar methods to those used in the past.

Financial Overview

Currently, the Benefit CRM Software is being used by over 400 organizations and companies in Israel.

In Fiscal 2022, the Company, through BYND Israel, earned total revenues from all operations of $1,123,072. The largest source of revenue was derived from customization of BYND Israel’s Benefit CRM Software for individual clients. Fees charged for product customization contributed more than 67% of total revenues or $761,166. BYND Israel’s second largest source of revenue was sales of software licenses to clients, which accounted for 19% of total revenues or $213,749. Most of the company’s other income was generated by sales of Benefit CRM Software licenses to customers. Over 83% of BYND Israel’s revenue is currently derived from its major customer, Harel Insurance Company Ltd.

Growth Strategy

Over the past three years, BYND Israel has been working on the development of its New CRM Platform, a newer, more advanced version of its Benefit CRM Software platform utilizing the strengths of Big Data. Once completed, this New CRM Platform will bring a whole host of applications that will both improve the company’s current suite of applications and provide what it believes to be new and highly revolutionary tools for its customers. See “Narrative Description of BYND Israel’s Business - BYND Israel’s Current CRM Software Business - New CRM Platform”.

Our Solutions and Products

Through the Benefit CRM Software (and ultimately thought the New CRM Platform), BYND Israel’s goal is to provide organizations with the tools they need to work more efficiently. The Benefit CRM Software is designed to enable each and every person in an organization to work better with their customers, suppliers and other stakeholders.

BYND Israel’s Benefit CRM Software provides each of its clients with a first-class management tool that enables them to formulate a more targeted business strategy. The Benefit CRM Software helps clients focus their resources on the needs of their customers, which in turn improves the client’s customer relations and performance (in both sales and profitability). The Benefit CRM software also includes a large number of customer resource management functions that enhance internal efficiency, cost control, and the ability to provide quality customer service.

In addition to the licensing and sale of the Benefit CRM Software, BYND Israel also offers customers cloud back-up services, whereby depending on their contract, BYND Israel we will back-up all their information to the cloud at a frequency as agreed upon in their contract. The company also offer its customers training sessions that are tailor-made for their particular software package, as well as ongoing telephone support from the company’s customer service team. BYND Israel’s development team are constantly working with customers in order to adopt and modify the Benefit CRM Software specifically for the customer’s needs and requirements. A large portion of the company’s revenue is generated from the development team’s work. Other services offered are an SMS option, where BYND Israel’s customers can create lists and automated instructions for SMS messages to be sent to their customers and employees. BYND Israel also offer’s our customers a ‘clearing service’ to facilitate credit card payments that they may receive.

Our Strategic Partners

The Benefit CRM Software has been used by over 400 corporations and businesses in Israel. Currently over 80% of BYND Israel’s revenue is derived from its major customer, Harel Insurance Company Ltd.

Employees

BYND Israel currently has eight employees. This includes the CEO, Head of Marketing, Sales and Customer Service Manager, Development Manager, Programmers and Engineers. All employees are currently based in Israel.

Competition

Given that in general, software solutions can be sold globally from anywhere, potentially any producer of CRM software can be viewed as a competitor. However, given BYND Israel’s focus on the Israeli market, its main competitors for that market include; SAP SE (SAP), Oracle Computer Technology Corporation (Oracle), Salesforce.com, LLC (Salesforce.com), Pivotal Software Inc. (Pivotal), Microsoft Corporation (Microsoft), and Eshbel Technologies (Eshbel).

SAP and Oracle’s solutions mainly cater to the large business segment. In many instances, BYND Israel’s Benefit CRM Software does not compete directly with SAP and Oracle’s products but rather, is often used in collaboration with SAP and Oracle software, to enhance the effectiveness of their systems for its Israeli based users.

Microsoft, SalesForce.com and Pivotal compete more directly for a share of the Israeli CRM market. Nevertheless, BYND Israel is of the view that its Benefit CRM Software provides a more flexible and effective solution when compared to their CRM products.

Eshbel’s is perhaps BYND Israel’s most noteworthy competitor, as they are also based in Israel and from time to time, targets some the same SMB clients as the company. However, Eshbel’s solution (Priority) can be differentiated from BYND Israel’s Benefit CRM Software, as it mainly is primality tailored for use by industrial companies whereas the Benefit CRM Software is geared more towards customers in the service sector.

New CRM Platform

Over the past three years, BYND Israel has been working on the development of its New CRM Platform, utilizing the strengths of Big Data.

Cloud Based

The biggest change associated with the New CRM Platform is a migration of the existing Benefit CRM Software to a cloud-based service, allowing users to more easily access the solution online, from any internet connected device. On a more practical level, this migration to a cloud-based platform will allow BYND Israel to control storage of all client information (and each client’s customer information) in one central location and will remove the need for each client to maintain its own server. With a cloud-based solution, BYND Israel’s team will be able to more efficiently serve and manage each of its clients from a single location.

Customization & Resale

An exciting tool that is also being developed for the New CRM Platform, is the ability for clients and resellers to easily and quickly create their own “customized” CRM software platform (“Customized CRM Software”) that they can then re-sell to end users. Clients and resellers utilizing the New CRM Platform will receive access to a control board from which they can set up their own Customized CRM Software solution(s) under different name(s) (white labelling) using various different modules, inputs and search screens. This new functionality should have much wider appeal and should allow BYND Israel, through its clients and resellers, to more easily penetrate new markets, both within Israel and abroad.

Once a BYND Israel client or reseller has completed its Customized CRM Software specifications, they will receive a link for its Customized CRM Software solution which they can then market to end users in any way they wish, including through social media and via Google. When an end user clicks on the Customized CRM Software link, the client or reseller will be able to determine how many individual end user-id’s are needed and select an appropriate pricing model. Support and training for each end user will be provided directly by the client or reseller, and will permit them to embed video tutorials into the software.

All Customized CRM Software created by clients and resellers will work in conjunction with BYND Israel’s New CRM Platform and will effectively make the company the “technical overseer” of all of the Customized CRM Software that our clients or resellers create and sell to end users. If any of our clients or resellers have a technical problem with their Customized CRM software, BYND Israel’s support centre and team will be available to resolve the issue.

For the purpose of managing invoices, the New CRM Platform will also include a billing system which will allow BYND Israel to process all fees generated by our clients and resellers from end users of their Customized CRM Software allowing BYND Israel to deduct its fees, directly from the proceeds.

Online Marketplace

The New CRM Platform will also include functionality which allows end users to socially share information, in a similar way to users of Waze. If an end user of the New CRM Platform is looking to purchase goods or services, they will ‘post’ their message and utilizing Big Data and, our New CRM Platform, BYND Israel will be better able to identify clients and resellers who might be able to supply those goods or services and, after a match is made, and if a transaction is consummated, BYND Israel will charge a fee based on a percentage of the transaction value.

Status of Development

BYND Israel has completed the required development work for the New CRM Platform and a BETA version was available for testing by select customers as of August 2022. We estimate that implementation of the final product can start in the second quarter of 2023 and we don’t forecast significant cost to bring the product to this stage from its current state.

BYND Israel’s New Cannabis CRM Software Business

Utilizing the knowledge that BYND Israel has developed over the past 20 years in the CRM software space, it has recently begun developing the New Cannabis CRM Platform, a new, revolutionary CRM software platform, which is being designed to serve the unique needs of the medical cannabis sector. BYND Israel’s ultimate goal is for the New Cannabis CRM Platform to become the go-to “virtual marketplace” for all stakeholders in medical cannabis.

The fundamental function of the New Cannabis CRM Platform will be to bring the growers, manufactures, laboratories, distributors, pharmacies and ultimately, end-users of medical cannabis together, offering them a single, centralized platform to publicize their wares, share information and provide a marketplace to buy and sell medical cannabis and related products. Using the collected data from users and together with Big Data and other business intelligence, the New Cannabis CRM Platform will provide users with the most informative and up to date and data regarding medical cannabis.

The Solution and Product

The New Cannabis CRM Platform is designed to enable the growers, manufacturers, laboratories, distributors, pharmacies to establish a ‘shop front’ where each will be able to provide desired information about its operations to other users of the platform. The New Cannabis CRM Platform will include an elaborate business intelligence subsystem that will analyze and provide real-time scenarios for all users, including expected growth, expected delivery times, quality of growth, estimated price, all based on data accumulated on the platform. For example:

-	●	Growers & Producers will be able to provide key information to their suppliers, customers and other market participants including growing capacity, crop size, genetics, active materials (THC/CBD) and pricing.

	●	Distributors will be able to provide all information about the products they purchase and resell, including inventory levels, locations, delivery times and pricing.

	●	End users will be able to search all suppliers of medical cannabis and purchase products directly, via the trading platform.

Sales and Customers

In 2017, there were approximately 28,000 cannabis businesses operating in the United States alone (source: https://www.statista.com/topics/3064/medical-marijuana-in-the-us/). Using this information as a benchmark, the Company analyzed other publicly available information statistics regarding global market size and US market shares from a variety of publicly available sources (including https://www.fortunebusinessinsights.com/industry-reports/cannabis-marijuana-market-100219, https://www.medicalmarijuanainc.com/news/new-analysis-values-global-cannabis-market-at-344-billion, and other), the Company estimates that there are currently approximately 93,000 dealers of medical cannabis globally. BYND Israel’s objective is to make its new platform the “go-to” marketplace for product information and ultimately, become the medium through which users purchase their medical cannabis products.

Our New Medical Cannabis Business

Overview

BYND Israel, through its 74% owned subsidiary BYBY, started to plan the Cannabis Farm and the Indoor Cannabis Growing Facility. BYND Israel’s overall goal is to leverage the operation of the Cannabis Farm to assist in the development of its New Cannabis CRM Platform. By using data generated by the operation of the Cannabis Farm, including data relating to the growing, harvesting and selling of medical cannabis, BYND Israel will be able to optimize its New Cannabis CRM platform to offer stakeholders a resource which will enhance their businesses.

The New Cannabis CRM Platform will be the first of its kind for the medical cannabis field and the company is confident it will transform the industry into a more organized, accessible and price transparent market. Data and information collected through the operation of the Cannabis Farm and the Indoor Cannabis Growing Facility and the products it produces will allow BYND Israel to test its New Cannabis CRM Platform and adjust the platform as necessary. Additionally, operating the Cannabis Farm and selling medical cannabis will bring in additional revenue to further support BYND Israel during the initial roll-out years of the New Cannabis CRM Platform.

Recently, Israeli regulations have changed to allow for the import of medical cannabis. In addition, cannabis exports remain prohibited and it is unknown if and when such exports will be legalized. These factors have resulted in lower prices for Israeli grown cannabis and caused the closure of many cannabis farms in Israel. As a result, the Company decided in 2021 to apply for a license to trade in medical cannabis without contact with the substance. This license makes it possible to trade in all types of medical cannabis in any way possible, including import and domestic trade.

As part of the license, the Company contracts with local growers in Israel who grow the products for it and distribute them in pharmacies in exchange for the production and marketing fees, all without the company investing huge sums of money in the construction and operation of growing facilities.

On February 5, 2023, the Company received the license and is working to build a private label of medical cannabis inflorescences for marketing in pharmacies in Israel.

Background

Yftah Ben Yaackov, the Company’s CEO, has been an Israeli attorney for over 15 years. Over the past three years, Mr. Ben Yaackov provided legal and consulting advice to two medical cannabis companies based in Israel and was involved in virtually every aspect of the development of their respective business. One of these clients now successfully manufactures and distributes cannabis infused medical products and the other, operates a medical cannabis farm.

Mr. Ben Yaackov and the Brzezinski family have a long standing personal and professional relationship. The Brzezinski family has been involved in Israel’s agricultural industry for more than thirty years. The family began as growers of agricultural products on Moshav Kochav Michael. Over time, they expanded their operations to including packaging. In 1999, the family established Hod Packaging and Enterprise Ltd., which now operates one of the largest packaging plants in Israel.

In response to the State of Israel’s stated goal of growing its domestic medical cannabis industry, Mr. Ben Yaackov and Shabtai Brzezinski, saw an opportunity to leverage the family’s expertise in agriculture with Mr. Ben Yaackov’s experience acting for other Israeli medical cannabis companies, to branch out into the field of medical cannabis.

In January of 2018, Shabtai Brzezinski’s wife Dalia Brzezinski, applied to the MCU also on behalf of Mr. Ben Yaackov for a Primary Growing Licence to permit the growing and harvesting of medical cannabis on the Cannabis Farm. The Primary Growing License was granted by the MCU on June 4, 2018. The Primary Growing License is a certification of compliance with all the requisite conditions to handle Cannabis, including confirmation by the Israeli Police that none of the licence holder’s employees have criminal records. After obtaining the Primary Growing License, the construction of the Cannabis farm starts in accordance with relevant regulations, in this case GAP-IMC standards. Once compliance with these standards has been established, the final permit to grow and cultivate medical Cannabis will be issued.

In early 2019, Marcel (Moti) Maram, BYND Israel’s CEO, was introduced to Mr. Ben Yaackov by their mutual accountant. Mr. Ben Yaackov indicated that he had been pursuing a plan to construct a new facility which would be licensed to grow medical cannabis in Israel (the Cannabis Farm). After some preliminary discussions, Mr. Maram and Mr. Ben Yaackov saw an opportunity to combine BYND Israel’s expertise in CRM software and Big Data, with the proposed new medical Cannabis Farm business. On August 18, 2019, the parties executed a document of understanding outlining a proposed structure for combining their respective businesses.

On November 14, 2019, Dalia Brzezinski agreed to transfer the Primary Growing Licence to a newly formed corporation (now, BYBY) which was to be jointly owned by Ms. Brzezinski and Mr. Ben Yaackov and on October 1, 2020, Ms. Brzezinski, Mr. Ben Yaackov and BYND Israel completed the transaction whereby BYND Israel acquired a 74% ownership interest in BYBY.

Location

The Cannabis Farm and the Indoor Cannabis Growing Facility will be constructed on the Brzezinski Land, a 20 dunam (approximately five acres) parcel of land located on Moshav Cohav Michael, close to the port city of Ashkelon, Israel and is subject to a 99 year lease from the Israel Land Authority, which will not expire until 2065.

BYBY intends to utilize approximately 3.7 acres (15 dunam) of the land, to house the Cannabis Farm’s and Indoor Cannabis Growing Facility.

To secure BYBY’s rights to the Brzezinski Land, on May 1, 2020, Cannasoft Pharma and Dalia Brzezinski entered into the Land Lease. The Land Lease has an initial term of ten years and is renewable for one additional ten-year term. The Land Lease provides that Cannasoft Pharma will pay rent only after the transfer of the Final Primary Growing License.

The area is also home to cannabis growing facilities for BetterTM (incorporated as Cann Pharmaceutical Ltd.), one of Israel’s larger growers of medical cannabis.

Climate

In general, Israel’s climate provides some of the most ideal growing conditions in the world for growing cannabis, which results in an extremely low production cost.

The Cannabis Farm Facilities

BYBY plans to construct four greenhouses, which together will encompass approximately 2.5 acres (10 dunam) of total growing area. Each greenhouse building will have a steel and synthetic glass panels, and will include electric roof panels to regulate light intensity during the day. Each greenhouse will have an advanced, humidity-regulating air conditioning system along with an integrated, computerized irrigation system.

It also plans to construct a building (approximately 500M2 in size) to house the Cannabis Farm’s operations including systems related to the cleaning, drying and processing of harvested cannabis.

Finally, BYBY will construct the necessary fences and security systems required by the MCU to secure the facility.

Permitting, Construction Costs & Timeline

Subject to up-to-date feasibility studies that will be carried out in the coming months in relation to the state of the medical cannabis market in Israel, the Company plans to carry out the following actions:

●	BYBY is currently working on submissions to the MCU for the required permits necessary to begin construction of the Cannabis Farm’s facilities. BYBY expects these submissions will be completed during the second quarter of 2023 and further anticipates receiving the necessary permits to being construction by the end of the fourth quarter of 2023, all being contingent on the transfer of the Primary Growing License from Dalia Brzezinski to BYBY. BYBY estimates it will cost approximately $100,000 to complete the permitting process and will be funded from general working capital.

●	Once the permitting process is completed, BYBY will issue tenders for the construction of the Cannabis Farm facilities. Once construction has commenced, BYBY estimates it will take approximately six months to complete at an estimated total cost of $5,692,820, and it is expected that these funds will be raised by the Company conducting one or more equity financings.

Indoor Cannabis Growing Facility

BYBY will seek approval of the MCU to a proposed 2,400 square meter indoor facility in Moshav Kochav Michael. If approved, the company may shift its resources to prioritize building of the indoor facility over the Cannabis Farm and expects that construction of such a facility would take approximately 18 months to complete.

The following are the advantages of the Indoor Cannabis Growing Facility over a greenhouse:

●	Up to 8 harvest cycles per year compared with only 2
●	Highly hygienic environment
●	Control climate
●	Lower operation costs, energy costs, labor costs, water consumption
●	Higher quality products

Contactless Business License

Cannasoft Pharma has been granted by the MCU a contactless medical cannabis license . This will allow it to sign agreements with other medical cannabis companies in Israel who own cannabis farms, indoor facilities and medical cannabis processing centers in order to purchase from them different cannabis strains as well as processing, packaging, and delivery services to pharmacies in Israel.

Current Status of our Licenses and Certifications

Cannabis Farm – Application has been made to the Ministry of Agriculture (Israel) for approval to the transfer of the Primary Growing License from Dalia Brzezinski to BYBY. Once this approval has been received and the transfer of the Primary Growing License is completed, construction of the Cannabis farm may proceed and IMC-GAP certification requested, following which BYBY intends to apply for the final permit from the MCU. The cost consists of the construction of the farm itself with no cost for the final permit.

Indoor Cannabis Growing Facility –Application has been made to the local authorities for the permit to build the Indoor Cannabis Growing Facility in a building we have rented for that purpose. Once construction of the indoor facility is completed and the IMC-GAP certification granted, application will be made for the final permit from the MCU. The cost consists of the construction of the indoor facility itself with no cost for the final permit. It is expected that commencing construction of the Indoor Cannabis Growing Facility will cost approximately NIS 2,400,000. Final construction costs are estimated to be NIS 8,490,000.

Contactless Business License – Cannasoft Pharma received the full license from the MCU on February 5, 2023. This license allows us to engage in the Cannabis industry for the purpose of trading and brokering transactions in Israel, importing from abroad, and purchasing and selling cannabis without touching the substance.

Our new EZ-G business

On September 22, 2022, the Company completed its acquisition of Israeli based Zigi Carmel Initiatives & Investments Ltd. through Zigi Carmel we own the EZ-G device, a unique, patent-pending device that, combined with proprietary AI software (provisional application), regulates the flow of low-concentration CBD oils into the soft tissues of the female sexual organs. According to research conducted across the globe, treatment with low-concentration CBD oils can relieve candida, dryness, scars, and many other female health issues (https://www.ncbi.nlm.nih.gov/pmc/articles/PMC7924206). Numerous studies have shown CBD interacts with the endocannabinoid system, a master regulatory system with receptors all around the body. By activating these receptors, CBD can have health benefits that help make sex more approachable and pleasurable by reducing stress, enhancing one’s mood, promoting body comfort, and treating vaginal issues.

The Company intends to pursue the final registration of the following patents:

●	There are 2 PCT’s (Patent Cooperation Treaty) in which the applicant in both is Zigi Carmel Initiatives & Investments Ltd and the inventor is Carmel Zigdon who assigned the applications to Zigi Carmel.

●	PCT/IL2022/050783 for Medical Adult Toy filed on July 20, 2022 and the Publication No. is WO 2023/002485 (January 26, 2023) - summary of patented technology:

●	medical adult toys that can perform various operations with user organs and deliver stimulating and medical substances, such as cannabinoid extracts

●	PCT PCT/IL2023/050016 for Smart AI Adult Toy which was filed on January 5, 2023 (awaiting International Search Report and Written Opinion) - summary of patented technology:

●	adult toys utilizing one or more sensors for controllable operation and liquid administering mechanism

●	The Company intends to start prototype production of the EZ-G device, validation tests, as well as source suppliers for the production of the device and the oils in the capsules as soon as possible.

Device overview

Studies suggest that there are a number of benefits associated with the use of CBD as it relates to the enhancement of the female sexual experience. See e.g. “The Relationship between Marijuana Use Prior to Sex and Sexual Function in Women” (https://www.ncbi.nlm.nih.gov/pmc/articles/PMC6522945/); “Assessment of the Association of Cannabis on Female Sexual Function With the Female Sexual Function Index” (https://www.ncbi.nlm.nih.gov/pmc/articles/PMC7691883); and “Cannabis and Vulvodynia Symptoms: A Preliminary Report” (https://www.ncbi.nlm.nih.gov/pmc/articles/PMC7787394/).

Specifically, we expect the following benefits from the application of CBD through the EZ-G device:

Vulvodynia

CBD helps with reducing pain.

We have combined a penetration machine with peristaltic pump to push CBD lube to the vagina.

Vaginismus

CBD helps with reducing pain and muscle contraction.

We have combined penetration machine with changed sizes of silicon cover to train the vagina muscles for penetration wile relaxing the muscles with CBD.

Hemorrhoids

CBD may be able to help, thanks to its pain relieving and anti-inflammatory properties.

The rectal insert also heats the rectum and pushes up drooping anal sphincter muscles, thus strengthening the anal muscles.

Pelvic floor Dysfunction

CBD helps with reducing pain combining with sensor pressure to modify and practice pelvic floor muscles

Vaginal Scarring

Bringing heat and promoting circulation to the scar tissue can help make it more pliable when you massage it, we have combined a massager with heating feature.

Candida & Fungal

CBD oil may help candida sufferers manage the condition and overcome the problem of itching skin anti-inflammatory and antipruritic effects.

Ovarian cysts

CBD oil may help balance hormones which helps reduce Ovarian cyst growing and helps with balancing insulin levels witch effects cysts as well.

Vaginal Dryness

CBD oil may help increase production of natural lubrication. We have combined penetration machine with peristaltic pump to push CBD lube to the vagina.

Sales and Customers

According to the Brightfield Group, a cannabis industry data research firm, sales of CBD products could reach $11 billion by 2027 (https://www.cannabisbusinesstimes.com/article/brightfield-group-estimates-us-cbd-market-growth-dependent-fda-guidance/). A recent Zion Market Research study indicates the market size of global gynecology devices was worth $10.8 billion in 2021 and is estimated to exceed $19.5 billion by 2028 with a compound annual growth rate (CAGR) of approximately 10.3 percent (https://www.prnewswire.com/news-releases/statistics-on-gynecology-devices-market-size—share-worth-over-usd-19501-20-million-by-2028—exhibit-a-cagr-of-10-30-industry-trends-demand-value-analysis—forecast-report-by-zion-market-research-301601656.html).

The Company intends to establish a marketing and sales system for the EZ-G device. The Company’s ‘Go to Market’ strategic plan is based on combined B2B and B2C sales.

As part of the acquisition of Zigi Carmel, the Company received an independent valuation report from BDO consulting group (Israel) with respect to the pending patents owned by Zigi Carmel. That report concluded that the valuation was USD$ 34,114,000.

The pending patents consist of:

●	Medical adult toys that can perform various operations with user organs and deliver stimulating and medical substances, such as cannabinoid extracts. (PCT/IL2022/050783 filed on July 20, 2022 (Publication No. WO 2023/002485 (January 26, 2023)): and adult toys utilizing one or more sensors for controllable operation and liquid administering mechanism. (PCT PCT/IL2023/050016 filed on January 5, 2023 (awaiting International Search Report and Written Opinion)).

Competition

CRM Software Business

Given that in general, software solutions can be sold globally from anywhere, potentially any producer of CRM software can be viewed as a competitor. However, given BYND Israel’s focus on the Israeli market, its main competitors for that market include SAP SE (“SAP”), Oracle Computer Technology Corporation (“Oracle”), Salesforce.com, LLC (“Salesforce.com”), Pivotal Software Inc. (“Pivotal”), Microsoft Corporation (“Microsoft”), and Eshbel Technologies (“Eshbel”).

SAP and Oracle’s solutions mainly cater to the large business segment. In many instances, BYND Israel’s Benefit CRM Software does not compete directly with SAP and Oracle’s products but rather, is often used in collaboration with SAP and Oracle software, to enhance the effectiveness of their systems for its Israeli based users.

Microsoft, SalesForce.com and Pivotal compete more directly for a share of the Israeli CRM market. Nevertheless, BYND Israel is of the view that its Benefit CRM Software provides a more flexible and effective solution when compared to their CRM products.

Eshbel is perhaps BYND Israel’s most noteworthy competitor, as they are also based in Israel and from time to time, targets some of the same SMB clients as the company. However, Eshbel’s solution (named Priority) can be differentiated from BYND Israel’s Benefit CRM Software, as it is primarily tailored for use by industrial companies whereas the Benefit CRM Software is geared more towards customers in the service sector.

Cannabis CRM Platform

Based on its own research, BYND Israel has not yet found any platform, service or software that offers or will offer a value proposition similar to that of its New Cannabis CRM Platform. As such, BYND Israel expects to be the first company to offer such a solution to the medical cannabis industry.

EZ-G device business

Based on its own research, the Company has not yet found any medical or recreational device that offers or will offer a value proposition similar to that of its EZ-G device. As such, the Company expects to be the first company to offer such a solution to the health and recreational products industry.

C.	Organizational Structure

The following chart describes the Company’s organizational structure.

D.	Property, Plants And Equipment

BYND Israel’s office lease expired on October 30, 2021 and has now switched to a month by month lease basis. Its current monthly payments are 4,200 NIS plus VAT.

The address is 7000 Akko Rd., Kiryat Motzkin, 2641400, Israel.

ITEM 4A	UNRESOLVED STAFF COMMENTS

Not Applicable

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our Audited Consolidated Financial Statements for the fiscal years ended December 31, 2022 and 2021 and the notes thereto included under “Item 17”. Unless otherwise indicated, discussion under this Item is based on Canadian dollars and is presented in accordance with International Financial Reporting Standards.

A.	OPERATING RESULTS

For the year ended December 31, 2022, the Company recorded net loss of $1,664,684 compared to a net loss of $4,878,738 in 2021 and had a cash balance as at December 31, 2022 of $2,392,871 (December 31, 2021 - $3,025,350).

The following provides an overview of the Company’s financial results for the fiscal periods ending December 31, 2022 and 2021:

Revenue

●	Revenues for the fiscal period 2022 amounted to $1,123,072 as compared to $1,217,459 in 2021. This decrease is mainly a result of decreased revenues from customer support in the amount of $125,243, offset by increased revenues from development hours in the amount of $35,304.

●	Approximately 83% of our sales in 2022 and 80% of our sales in 2021 were to our largest costumer and as a result, we are highly dependent on this costumer to continue our operating activities.

●	Development of the Company’s New CRM Platform is now complete and a BETA version of the New CRM Platform is available, we believe that we will begin to generate revenues shortly.

●	Development of the Company’ New Cannabis CRM Platform Phase 1 is now complete and is being currently tested at the Weizmann Institute of Science, however, we do not expect to generate revenues from the platform until Q3 2023.

●	Cannasoft’s proposed Cannabis Farm is at a very early stage of development and we do not expect to generate revenues from the sale of cannabis or cannabis infused products until Q4 2023.

Cost of Revenue

●	Cost of Sales for the fiscal period 2022 amounted to $506,500 as compared to $594,321 in 2021. This decrease is mainly a result of a $52,550 decrease in payroll expenses due to capitalization of some of our labour to an intangible asset which is the new Cannabis CRM Platform.

●	The gross margin for the fiscal period 2022 was 55% as compared to 51% during 2021. This increase is a result of increasing efficiencies in our ratio of employees to support our customers which helped to achieve higher gross margins.

General and Administrative Expenses, Depreciation, Consulting and Marketing, Share-based compensation and Professional Fees

●	For the fiscal period ended December 31, 2022, general and administrative expenses increased to $1,101,209 from $884,553 in 2021. The increase was due to a $376,237 increase in compensation to senior management and directors, a $91,616 increase in D&O insurance expenses, a $198,876 increase in listing fees paid to the Canadian securities exchange and Nasdaq and a $13,303 increase in transfer agent fees, all of these expenses were incurred due to the company being a reporting issuer in Canada in April 2021 and subsequently listed on Nasdaq in May 2022, partially offset by a $396,608 decrease in share-based compensation as most stock options were granted in fiscal year 2021 and the majority of their vesting occurred in 2021.

Professional fees increased to $1,220,746 from $278,012 mainly due to a $701,672 increase in Investor relations and Public relations expenses a $53,462 increase in legal fees and a $165,691 increase in accounting fees. All of these are related to our listing on Nasdaq in May 2022.

Consulting and Marketing expenses decreased to $8,190 from $20,309 mainly due to a $8,795 decrease in consulting expenses in relation to the new Cannabis CRM platform.

Depreciation expenses decreased to $30,702 from $51,988 mainly due to the termination of our office lease on October 31, 2021 which decreased our depreciation expenses by $16,361.

Other Income (Loss) items

●	For the fiscal period ended December 31, 2022, finance expense increased to $14,451 from $13,514 mainly due to an increase in bank charges.

Foreign exchange gain decreased to $100,322 from $123,002 mainly due to gain on cash denominated in US$.

Income from a Covid-19 grant was Nil in 2022 compared to $53,301 in 2021 as the company was not eligible for grants in Israel during 2022.

Listing expense in 2021 was $4,394,390 as the reverse takeover of BYND Cannasoft by BYND was accounted for under IFRS 2 where the difference between the consideration given to acquire the company and the net asset value of the company is recorded as a listing expense.

Liquidity And Capital Resources

As at December 31, 2022, the Company had a cash balance of $2,392,871 (December 31, 2021: $5,509,984).

Item	Year Ended December 31, 2022 (CAD$)	Year Ended December 31, 2021 (CAD$)
Cash used in operating activities	(2,067,162)	(344,662)
Cash used in investing activities	(2,008,389)	(843,081)
Cash provided by financing activities	848,791	6,048,322
Net increase (decrease) in cash	(3,226,760)	4,860,579

●	The Company experienced negative cash flows from operating activities in its last completed fiscal year: $2,067,162 in 2022, primarily due to its net loss of $1,664,684 and an increase in prepaid expenses. Cash outlays included general business and administrative expenses, consulting fees, business and product development, and professional fees.

●	The Company believes that it will not be able to generate sufficient cash flows to maintain its current capacity. It will require additional funds in order to complete the Company’s expansion goals which include, construction of the Cannabis Farm and the development of the EZ-G device.

●	On January 13, 2022, the Company completed a non-brokered private placement financing wherein it raised $122,950 through the issuance of 40,983 common shares at a price of $3.00 per share.

●	On May 3, 2022, 150,000 stock options were exercised to common shares for a total proceeds of $123,000.

●	On September 20, 2022, 140,000 stock options were exercised to common shares for a total proceeds of $114,800.

●	On October 5, 2022, the Company completed a non-brokered private placement financing wherein it raised $616,570 through the issuance of 142,395 common shares at a price of $4.33 per share.

●	On March 29, 2021, Fundingco completed a private placement financing wherein it issued 562,142 Fundingco special warrants to investors, at an issue price of $0.82 per special warrant, for gross proceeds of $460,956.

●	On May 5, 2021, the Company completed a private placement financing transaction. In connection with the financing, the Company issued 435,337 common shares to investors at an issue price of $1.20 per share, raising $522,410 of gross proceeds.

●	On July 5, 2021, the Company completed a non-brokered private placement financing wherein it raised $1,840,000 through the issuance of 2,000,000 common shares at a price of $0.92 per share.

On August 16, 2021, 5,000 stock options were exercised to common shares and on September 21, 2021, 55,000 stock options were exercised to common shares for a total proceeds of $49,200.

● On October 4, 2021, the Company completed two non-brokered private placements financing wherein it raised $2,500,000 through the issuance of 2,403,846 common shares at a price of $1.04 per share as well as 400,000 non-transferable share purchase warrants at an exercise price of $1.30 per common share.

The funds raised from the $2,500,000 private placement were held in escrow until the company’s shares were approved for listing on the Nasdaq at which time they were released.

In connection with the second financing, the Company raised $189,834 through the issuance of 94,917 common shares at a price of $2.00 per share.

● On October 14, 2021, the Company completed a non-brokered private placement financing wherein it raised $400,000 through the issuance of 200,000 common shares at a price of $2.00 per share.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

CRM Business

The Company’s fully owned subsidiary BYND - Beyond Solutions Ltd. (“BYND Israel”), a corporation incorporated under the laws of the State of Israel, develops and markets customer relationship management (CRM) software products that enable small and medium sized enterprises (SMEs) to optimize day to day functions such as sales management, workforce management, contact center operations and asset management. BYND Israel currently offers a proprietary CRM software product known as “Benefit CRM” (our “Benefit CRM Software”) to its customers. Over the last 3 years, BYND Israel has been developing the next generation of its Benefit CRM Software (our “New CRM Platform”), which will be cloud based and will include many new features and enhancements.

BYND Israel has also begun development of a new, revolutionary CRM software platform, designed specifically to serve the unique needs of the medical cannabis sector (our “New Cannabis CRM Platform”). BYND Israel’s goal is that its New Cannabis CRM Platform will ultimately become the “virtual marketplace” for all stakeholders in medical cannabis.

Medical Cannabis

On October 1, 2020, BYND Israel executed a share purchase agreement with the shareholders of B.Y.B.Y. Investments and Promotions Ltd. (“B.Y.B.Y.”), a corporation incorporated under the laws of the State of Israel. Pursuant to the agreement, BYND Israel would acquire 74% ownership interest in B.Y.B.Y. from its shareholders, in exchange for 54.58% ownership interest in BYND Israel (“B.Y.B.Y Acquisition”). B.Y.B.Y. is in the process of securing approval for the transfer of the primary license for growing medical cannabis granted by the Israeli Ministry of Health to Dalia Brzezinski and has begun the process of obtaining the necessary permits and approvals to construct a 3.7 acre cannabis farm in southern Israel, to grow and harvest medical cannabis (the “Cannabis Farm”). The B.Y.B.Y. Acquisition transaction was held in escrow and was completed on March 29, 2021. The primary growing license was renewed and is currently due to expire in October 2023. The license renewal process is relatively simple and involves the completion of a form certifying that no change of control has occurred, and that management of the license holder and the rights to the land remain unchanged.

The Company is in the process of securing approval for the transfer of the primary growing license to BYND Israel. The Company is unaware of any reasons for rejecting its application for transfer, but estimates that the process may take up to 12 months. Once this process is completed, in accordance with the rules and regulations of the MCU, the Company, as BYND Israel’s parent company, will need to notify and get approval for any transaction that results in a transfer of 5% or more of the Company to a third party (a “Transferee”). The responsibility of reporting of any such transaction is shared between the Company and the Transferee. For example, if the Company embarks on a capital raising transaction that results in an investor holding 5% or more of the Company’s equity, it will need to obtain the prior approval of the MCU. A Transferee who became a 5% holder other than by issuance of shares by the Company (whether or not the Company is aware of any such transaction) will bear the responsibility to report the acquisition to the MCU. The Company will review its shareholder list at least annually in preparation of its annual meeting of shareholders to ascertain whether any person has accumulated in excess of 5% equity ownership. It will collaborate with such person to obtain the requisite approval from the MCU.

As a Company regulated by the MCU, it intends to work closely with its local Israeli counsel to ensure at all times compliance with the conditions set forth in the primary growing license.

BYND Israel’s long term goal is to leverage its Cannabis Farm business to assist in the development of its New Cannabis CRM Platform. By using data generated by the operation of the Cannabis Farm, including data relating to the growing, harvesting and selling of medical cannabis, BYND Israel will be able to better optimize its New Cannabis CRM Platform to offer stakeholders in the Cannabis industry, a state of the art resource which will enhance their businesses.

For more information refer to Item 4B – Business Overview

D.	TREND INFORMATION

Refer to Section A above – Operating Results

E.	CRITICAL ACCOUNTING ESTIMATES

Management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with IFRS. The preparation of these consolidated financial statements requires management to make estimates and assumptions for the reported amounts of assets, liabilities, revenue, expenses and related disclosures. Our estimates are based on our historical experience and on various other factors that management believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and any such differences may be material.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets out, for each of the Company’s directors and executive officers, the person’s name and age, position with the Company, date elected or appointed, principal occupation for the last five years and. Directors are expected to hold office until the next annual general meeting of shareholders and are elected annually and, unless re-elected, retire from office at the beginning of the next annual general meeting of shareholders.

Name, Age, Position(s) with the Company	Date Elected or Appointed (mm/dd/yy)	% of Time to be Devoted Company	Principal Occupation or Employment for the Past Five Years
Marcel (Moti) Maram, 65 President and Director	03/29/21	100%	President at BYND Cannasoft and CEO at BYND Israel.
Yftah Ben Yaackov, 44 CEO and Director	03/29/21	100%	CEO at BYND Cannasoft
Avner Tal, 60 VP Sales & Marketing, CTO and Director	03/29/21	100%	Chief Technology Officer and Vice President - Sales & Marketing at BYND Israel.
Gabi Kabazo, 50 (1) Chief Financial Officer, Director and Corporate Secretary	03/29/21	50%	CFO at BYND Cannasoft
Stefania Szabo, 50 (2) Director	06/23/21	5%-10%	VP, HR and Organizational Development with JESSON + Company Communications Inc.
Harold Wolkin, 71 (2)(3) Director	03/29/21	5%-10%	Retired Investment Banker and Senior Executive, currently acting as an independent director of three public companies.
Niv Shirazi, 26 (2) Director	02/24/22	5%-10%	Chief Operating Officer with H.N. Win Ltd.
Carmel Zigdon, 26(2) Director	9/22/22	5%10%	Manager at ZCRAVE.com

(1)	Mr. Kabazo’s 50% time commitment is deemed sufficient for the foreseeable future considering the anticipated work load.
(2)	Member of the Audit Committee
(3)	Audit Committee Chair

Directors and Executive Officers – Biographies

A description of the principal occupation for the past five years and summary of the experience of the directors and executive officers of the Company is as follows:

Marcel (Moti) Maram, President and Director

Mr. Maram is the CEO and co-founder of BYND Israel and is a director and President of the Company. Mr. Maram graduated high school as an electronics technician. After completing his mandatory military service in the Israeli army in 1978, Mr. Maram served in the Air Force branch of the Israeli Defence Forces (IDF) until 1984. As part of an IDF mission, Mr. Maram completed additional training in electronics and computer systems with several companies in the Italy and the United States including GTA Telecomunicazioni S.P.A., ITT North Electric Company, Timeplex, LLC, the Univac division of Sperry Corporation and in Israel with Taderan Holdings, Telrad Networks and the Rad-Bynet Group. After completing his service with the IDF, he worked at Exatec, Israel’s first manufacturer of PC compatible computers. In 1986, he co-founded MDA Electronics with Avner Tal, to provide services to Exatec. In 2000, he and Avner co-founded BYND Israel.

Yftah Ben Yaackov, Chief Executive Officer and Director

Mr. Ben Yaackov is the CEO of the Company. Mr. Ben Yaackov is also a practicing attorney in Israel for 15 years. Mr. Ben Yaackov received his law degree from Shar’arei Mishpat College (now The Academic Centre for Law and Science) in 2005. After graduating, he began his legal career as an intern with Avitan Ben-Shimol Yekutiel in Jerusalem. He then established his own law practice in Askelon, representing both privately held and publicly traded companies, with a focus on real estate. More recently, he began advising companies on Israeli Cannabis Laws.

Over the past three years, Mr. Ben Yaackov provided legal and consulting advice to two medical cannabis companies, based in Israel and was involved in virtually every aspect of the development of their respective business. One of these clients now successfully manufactures and distributes cannabis infused medical products. Mr. Ben Yaavkov assisted the other throughout the entire process of planning, developing, licensing and commencing operations of a medical cannabis farm.

From September 2019 - January 2021, Mr. Ben Yaackov also served as a director of Property and Building Corporation Ltd., one of Israel’s oldest and largest real estate investment companies listed on the Tel Aviv Stock Exchange (TASE) and is included in both the TA-100 and TA-75 stock indices.

Avner Tal, VP Sales & Marketing, Chief Technology Officer and Director

Mr. Tal is the CTO and co-founder of BYND Israel and is a director, VP Sales & Marketing and CTO of the Company. In the 1980s Mr. Tal attended college in Ort Bialik, where he studied electronics. Upon graduation he served with the Israeli Navy branch of the IDF and was part of a team which developed new missile systems and related technologies. As part of his permanent military service in the Navy, he worked on a project involving the assimilation of optical fibers developed by the Fibronix Company. After he retired from the permanent army, Marcel (Moti) Maram (whom Mr. Tal had met while serving in the IDF) recruited Mr. Tal to join him at Exatech. Together, they helped develop the first computer in the world to implement the Microsoft MS-DOS operating system as well as the first computer which could be connected through a network. In 1986 he and Mr. Maram co-founded MDA Electronics and in 2000, they co-founded BYND Israel.

Gabi Kabazo, Chief Financial Officer and Director

Mr. Kabazo, a director, CFO and audit committee member of the Company, is a seasoned finance and operations professional with over 20 years’ experience supporting accounting, financing and IT operations in complex corporate settings. Since 2009, Mr. Kabazo has been with TELUS Telecommunications Company and currently (since 2018) holds the title of Sr. Strategy Manager, Environment Management, Shared Services, Business Transformation & Operations. From 2002-2011 he served as CFO for m-Wise Inc. (OTCBB:MWIS). From 2000-2002 served as Controller for On Track Innovations Ltd. (OTCQX:OTIVF). Mr. Kabazo received a B.A. in Accounting & Economics from Tel Aviv University in 1997 and earned his C.P.A. (Israel) designation in 1999. In 2006 he earned an MBA (Financing) from the University of British Columbia, Sauder School of Business.

Stefania Szabo, Director and Member of Audit Committee

Dr. Szabó, a director and audit committee member of the company, is a government services, management, international business and public relations professional with more than 25 years of experience in all areas of bilateral and multilateral relationship management, diplomacy, trade and HR. She has developed expertise through communication, negotiation and mediation between European and Canadian government networks to promote economic and trade values as well as representing government, business and community interests.

Niv Shirazi, Director and Member of Audit Committee

Niv Shirazi, a director and audit committee member of the company, is a business professional with strong financial acumen. Since 2018, Mr. Shirazi serves as Chief Operating Officer with H.N. Win Ltd,, an Israeli real estate firm. Mr. Shirazi received a B.A. in Business Administration and Accounting from the Ono Academic College in Kiryat Ono, Israel.

Harold Wolkin, Director and Chair of Audit Committee

Harold Wolkin, a director chair of the audit committee, is an accomplished investment banker and financial analyst (retired) with over 30 years of experience. In 1983, Mr. Wolkin joined BMO Nesbitt Burns as a senior research analyst. Mr. Wolkin went on to serve as managing director in the Diversified Industries Group of BMO Capital Markets from August 1983 to January 2008. He represented BMO Nesbitt Burns as a lead underwriter for a number of Canada’s largest equity offerings from 1992 to 2008. He was also responsible for the origination and the successful marketing of a large number of initial public offerings and equity financings for a wide range of issuers.

Most recently, Mr. Wolkin served as Executive Vice-President and Head of Investment Banking for Dundee Capital Markets. Since 2004, he has also served on a number of public company boards and not-for-profit organizations. He currently serves as: (i) a director, audit committee chair and Vice Chair of the Board of Baylin Technologies Inc. (TSX:BYL), (ii) director and audit committee chair of Cipher Pharmaceuticals Inc. (TSX:CPH), and (iii) a director of Range Energy Resources Inc. (CSE:RGO.X). He was also President of the CFA Society of Toronto, a member of the Chartered Financial Institute since 1980 and is a certified chartered financial analyst. He received a Bachelor of Arts in Economics from York University and a Masters of Arts in Economics and Finance from the University of Toronto. Mr. Wolkin is also a graduate and a member of the Institute of Corporate Directors.

Carmel Zigdon, Director

Carmel Zigdon has been a director since September 2022. He is a business professional with strong skills in the fields of marketing and online sales, is the inventor of the EZ-G device and the founder of Zigi Carmel Initiatives & Investments Ltd. Since 2018, he has served as the online shopping manager of ZCRAVE.com, an online clothes store generating revenues in the millions of US$ per year.

B.	Compensation

Executive Compensation

The Company does not have a formal compensation program. The Board will meet to discuss and determine management compensation, without reference to formal objectives, criteria or analysis. The general objectives of the Company’s compensation strategy are to: (a) compensate management in a manner that encourages and rewards a high level of performance and outstanding results with a view to increasing long-term shareholder value; (b) align management’s interests with the long-term interests of shareholders; (c) provide a compensation package that is commensurate with other companies in the industry to enable the Company to attract and retain talent; and (d) ensure that the total compensation package is designed in a manner that takes into account any constraints that the Company is under with respect to earnings.

The Company came into existence on March 29, 2021, through the Amalgamation. As a result, executive compensation data exist only for the period from that date.

The following table sets forth information with respect to the executive compensation for the most recent fiscal year and for the period from inception on March 29, 2021 to December 31, 2021.

Table of Compensation, Excluding Compensation Securities
Name and position	Year	Salary, consulting fee, retainer, commission ($)	Bonus ($)	Committee or meeting fees ($)	Value of perquisites ($)	Value of all other compensation ($)	Total compensation ($)
Marcel (Moti) Maram	2022	365,461	Nil	Nil	Nil	Nil	365,461
President and Director	2021	220,741	Nil	Nil	Nil	Nil	220,741
Yftah Ben Yaackov	2022	262,774	Nil	Nil	Nil	Nil	262,774
CEO and Director	2021	113,107	Nil	Nil	Nil	Nil	110,400
Avner Tal
VP Sales & Marketing, Chief Technology Officer	2022	370,595	Nil	Nil	Nil	Nil	370,595
and Director	2021	217,547	Nil	Nil	Nil	Nil	217,547
Gabi Kabazo	2022	143,500	Nil	Nil	Nil	Nil	143,500
Director and CFO	2021	36,000	Nil	Nil	Nil	Nil	36,000

Stock Options and Other Compensation Securities

The following table discloses all anticipated compensation securities the Company has granted to date to each of its executive officers and Directors:

Compensation Securities
Name and position	Type of Compensation Security	Number of compensation securities, number of underlying securities	Date of issue or grant	Issue, conversion or exercise price ($)	Expiration date
Marcel (Moti) Maram President and Director	-	-	-	-	-
Yftah Ben Yaackov CEO and Director	-	-	-	-	-
Avner Tal VP Sales & Marketing, Chief Technology Officer and Director	-	-	-	-	-
Gabi Kabazo	Options	150,000	March 29, 2021	$0.82	March 29, 2026
Director and CFO		115,000	October 26, 2021	$2.65	October 26, 2026
Stefania Szabo(1) Director	Options	240,000	June 29, 2021	$1.22	June 29, 2026
RSU		7,632	July 3, 2022	$6.225	July 3, 2023
Harold Wolkin(1)(2) Director	Options	240,000	March 29, 2021	$0.82	March 29, 2026
RSU		19,276	July 3, 2022	$6.225	July 3, 2023
Niv Shirazi (1) Director	Options	10,000	June 14, 2022	$6.20	June 14, 2027

(1)	Member of Audit Committee
(2)	Chair of Audit Committee

Stock Option Plan

The Company has a Stock Option Plan in place. Currently, 905,000 options have been granted under the Plan to certain directors and officers. See “Options and Other Rights to Purchase Securities”.

The Company has a stock option plan to grant incentive stock options to directors, officers, employees and consultants. Under the plan, the aggregate number of common shares that may be subject to option at any one time may not exceed 10% of the issued common shares of the Company as of that date, including options granted prior to the adoption of the plan. The exercise price of these options is not less than the Company’s closing market price on the day prior to the grant of the options less the applicable discount permitted by the CSE. Options granted may not exceed a term of five years.

Employment, Consulting and Management Agreements

Other than a consulting agreement with Yftah Ben Yaackov, the Company has not entered into any formal written employment agreements with any of its executives. Nevertheless, the Company and BYND Israel have agreed to enter into employment agreements with each of the following executives on the following terms:

●	Marcel (Moti) Maram will serve as President of the Company until his employment agreement is terminated in accordance with the terms set forth therein. Mr. Maram will be entitled to an initial annual base salary of $140,400 and will thereafter be subject to annual review. Mr. Maram will also be eligible for bonuses and the granting of options, at the Board’s discretion. See “Options and Other Rights to Purchase Securities”.

●	Yftah Ben Yaackov will serve as Chief Executive Officer of the Company until his employment agreement is terminated in accordance with the terms set forth therein. On June 29, 2021, the company entered into a consulting agreement with Mr. Yftah Ben Yaackov which provides inter alia that the Corporation will pay Mr. Ben Yaackov a consulting fee of $18,400 per month, for a period of 10 months, being the original estimated completion date for the construction of the Corporation’s proposed medical cannabis farm; Since April 1, 2022 his compensation has changed to $250,000 annual salary. Mr. Ben Yaackov will also be eligible for bonuses and the granting of options, at the Board’s discretion. See “Options and Other Rights to Purchase Securities”.

●	Avner Tal will serve as VP Sales & Marketing and Chief Technology Officer of the Company until his employment agreement is terminated in accordance with the terms set forth therein. Mr. Tal will be entitled to an initial annual base salary of $140,400, and will thereafter be subject to annual review. Mr. Tal will also be eligible for bonuses and the granting of options, at the Board’s discretion. See “Options and Other Rights to Purchase Securities”.

Termination of Employment, Change of Control Benefits and Employment Contracts

Each of the employment agreements with each of Marcel (Moti) Maram, Avner Tal and Yftah Ben Yaackov will provide inter alia that:

●	if the employee’s employment with the Company and BYND Israel, is terminated without cause, or

●	if the employee elects to terminate his employment with the Company and BYND Israel in the event there has been a “substantial breach” by the Company or BYND Israel (including wrongful dismissal) or if there has been a change of control of the Company or BYND Israel, then such terminated employee will be entitled to severance payments equal to one-twelfth of his then base salary plus coverage for any benefits to which he may be entitled pursuant to any benefit plan, for the lesser of: (i) twelve months, or (ii) until the such employee finds new employment.

No benefits will accrue to any of the Company’s other NEOs, officers, employees or directors upon their termination, or upon any change of control of the Company, except as may be required by applicable law.

Director Compensation

There are no current plans for non-independent directors to receive any fees or other compensation for their acting as directors or for serving on any board committees, except that non-independent directors are be entitled to participate in the Stock Option Plan, in such individual amounts as the Board may determine from time to time.

Compensation to the independent directors is paid as an annual fee for serving as directors and for serving on board committees, however the independent directors may choose to receive their compensation in restricted share units instead of cash. In addition, independent directors are entitled to: (i) participate in the Stock Option Plan in such individual amounts as the Board may determine from time to time, and (ii) reimbursement for out-of-pocket expenses incurred on behalf of or in providing services as a director for the Company

Table of Compensation, Excluding Compensation Securities
Name and position	Year	Salary, consulting fee, retainer, commission ($)	Bonus ($)	Committee or meeting fees ($)	Value of perquisites ($)	Value of all other compensation ($)	Total compensation ($)
Harold Wolkin Director	2022 2021	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Stefania Szabo Director	2022 2021	35,625 Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	35,625 Nil
Niv Shirazi Director	2022 2021	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Carmel Zigdon Director	2022 2021	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil

C.	Board Practices

The Company’s Board practices are governed by CSA National Policy 58-201 - Corporate Governance Guidelines. Each of the Company’s directors is committed to sound corporate governance practices, which are both in the interest of its shareholders and contribute to effective and efficient decision making.

NP 58-201 establishes corporate governance guidelines which apply to all public companies. The Company will review its own corporate governance practices in light of these guidelines. In accordance with CSA National Instrument 58-101 Disclosure of Corporate Governance Practices, the Company’s proposed corporate governance practices are summarized below. The Board of Directors will continue to monitor such practices on an ongoing basis and when necessary implement such additional practices as it deems appropriate.

Board of Directors

The Company’s Board of Directors is composed of seven directors – Marcel (Moti) Maram, Avner Tal, Yftah Ben Yaackov, Gabi Kabazo, Stefania Szabo, Niv Shirazi, Carmel Zigdon and Harold Wolkin. The Board facilitates its exercise of independent supervision over management by ensuring sufficient representation by directors independent of management.]

NI 58-101 suggests that the board of directors of a public company should be constituted with a majority of individuals who qualify as “independent” directors. An “independent” director is a director who is independent of management and is free from any interest and any business or other relationship which could or could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding. In addition, where a company has a significant shareholder, NI 58-101 suggests that the board of directors should include a number of directors who do not have interests in either the company or the significant shareholder. The independent directors would exercise their responsibilities for independent oversight of management and meet independently of management whenever deemed necessary. Stefania Szabo, Nir Shirazi and Harold Wolkin can each be considered to be “independent” within the meaning of NI 58-101. Marcel (Moti) Maram, by reason of being President and a significant shareholder, Avner Tal, by reason of being VP Sales & Marketing, CTO and a significant shareholder, Yftah Ben Yaackov, by reason of being CEO and a significant shareholder, and Gabi Kabazo, by reason of being CFO, cannot be considered to be “independent” within the meaning of NI 58-101.

The independent directors will meet separately from the non-independent directors, as determined necessary from time to time, in order to facilitate open and candid discussion among the independent directors. No separate meetings of the independent directors have been held to date. It is expected that Yftah Ben Yaackov, a non-independent director, will act as the chairman with respect to the conduct of Board meetings. Given the Company’s relatively small size and start-up nature, the Board is satisfied as to the extent of independence of its members. The Board is satisfied that it is not constrained in its access to information, in its deliberations, or in its ability to satisfy the mandate established by law to supervise the business and affairs of the Company, and that there are sufficient systems and procedures in place to allow the Board to have a reasonable degree of independence from day-to-day management.

Board Mandate

The Board does not presently have a written mandate describing how the Board delineates its role and responsibilities. The size of the Company is such that all of its operations are conducted by a small management team which is also represented on the Board. The Board considers that management is effectively supervised by the independent directors on an informal basis as the independent directors have regular and full access to management. Further supervision is performed through the Company’s Audit Committee which is composed of a majority of independent directors who meet with the Company’s auditors without management being in attendance.

Position Descriptions

The Board has not developed written position descriptions for the chairman with respect to the conduct of Board meetings, or for the chair of any committees. The chairman’s role and responsibilities in each instance include reviewing notices of meetings, overseeing meeting agendas, conducting and chairing meetings in accordance with good practices, and reviewing minutes of meetings.

The CEO’s general roles and responsibilities are commensurate with the position of CEO of a technology and medical cannabis company comparable in size to the Company include overseeing all operations of the Company and developing and devising the means to implement general strategies for the direction and growth of the Company as instructed by the Board.

Orientation and Continuing Education

Each new director is given an outline of the nature of the Company’s business, its corporate strategy, and current issues within the Company. New directors are encouraged to review the Company’s public disclosure records and are also required to meet with management of the Company to discuss and better understand the Company’s business and are given the opportunity to meet with counsel to the Company to discuss their legal obligations as directors of the Company.

In addition, management of the Company will take steps to ensure that its directors and officers are continually updated as to the latest corporate and securities policies which may affect the directors, officers and committee members of the Company as a whole. The Company’s legal counsel continually reviews the latest securities rules and policies and is on the mailing list of the CSE to receive updates to any of those policies. Any such changes or new requirements are then brought to the attention of the Company’s directors and management.

Ethical Business Conduct

The Board has not established a Corporate Governance Committee, but plans to do so in the future. As some of the Company’s directors also serve as directors and officers of other companies engaged in similar business activities, the Company’s directors must comply with the conflict of interest provisions of applicable corporate law, as well as the relevant securities regulatory instruments, in order to ensure that they exercise independent judgment in considering transactions and agreements in respect of which they may have a material interest. Any interested director would be required to declare the nature and extent of his interest and would not be entitled to vote at meetings of directors which evoke any such conflict.

The Board intends to adopt a code of ethical conduct policy pursuant to the requirements of NP 58-201. The full text of this policy will be posted for review under the Company’s profile on SEDAR at www.sedar.com on or soon after the Listing Date and may be obtained free of charge upon request to the Company by email to gabi@cannasoft-crm.com

Nomination of Directors

The Company’s management is continually in contact with individuals involved with public sector issuers. From these sources management has made numerous contacts and in the event that the Company requires any new directors, such individuals will be brought to the attention of the Board. The Company conducts due diligence, reference and background checks on any suitable candidate. New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Company, the ability to devote the time required, integrity of character and a willingness to serve.

Compensation

The Board of Directors has not yet formed a Compensation Committee to monitor and review the salary and benefits of its executive officers. The Board will periodically review the Company’s general compensation structure, policies and programs in consideration of industry standards and the Company’s financial situation until a Compensation Committee is formed.

The board of directors of the Company has established a Governance, Nominating and Compensation Committee to assist the Board. The Committee shall consist of at least (2) directors, each of whom shall be independent unless otherwise required by security regulation. The Committee shall meet at least annually, or more frequently as required.

The Company’s Governance, Nominating and Compensation Committee is comprised of Stefania Szabo (chair) and Harold Wolkin.

The Committee’s overall mandate is:

●	to assist the Board in establishing and maintaining a sound system of corporate governance through a process of continuing assessment and enhancement;

●	to review and propose nominees for the Board of Directors, and

●	to assist the Board in discharging its duties relating to compensation of the executive officers of the Company.

Governance & Nominating Duties & Responsibilities

The Committee’s duties and responsibilities with respect to governance and nominating matters are:

●	to advise the Chairman of the Board and the Board of directors on matters of corporate governance, including adherence to any governance guidelines or rules established by applicable regulatory authorities;

●	to ensure the Board has the proper mix and number of directors, and mix of director skills and experience needed to ensure effective governance, and where necessary, to identify and recommend to the Board suitable candidates for nomination as new directors;

●	to advise the Board on issues of conflict of interest for individual directors;

●	to examine the effectiveness of the Company’s corporate governance practices at least annually and to propose such procedures and policies as the Committee believes are appropriate to ensure that the Board functions independently of management, management is accountable to the Board and procedures are in place to monitor the effectiveness of performance of the Board, committees of the Board and individual directors;

●	to develop and conduct an annual Board self-evaluation process;

●	to develop and review with the Board annual Board goals or improvement priorities;

●	with assistance of management, to organize and provide an orientation program for new directors where appropriate;

●	to periodically review the mandates of the Board and committees of the Board and determine what additional committees of the Board, if any, are required or appropriate;

●	to develop such codes of conduct and other policies as are appropriate to deal with the confidentiality of the Company’s information, insider trading and the Company’s timely disclosure and other public Company obligations; and

●	to take such other steps as the Committee decides are appropriate, in consultation with the Board, to ensure that proper corporate governance practices are in place for the Company, with reference to industry recommendations and other regulatory requirements on corporate governance.

Compensation Duties and Responsibilities

The Committee’s overall objective respect to compensation matters, is to enable the Company to attract, retain and motivate talented employees who will contribute to the long term success of the Company, by aligning compensation with market conditions, Company performance, and the interest of shareholders to maximize shareholder value.

The Committee’s duties and responsibilities with respect to compensation matters are:

●	to review and approve corporate goals and objectives;

●	to review the compensation of Chief Executive Officer and to make recommendations to the Board with respect to the CEO’s compensation level;

●	to make recommendations to the Board with respect to the compensation of other senior management and executive officers of the Company;

●	to review the compensation and benefits of the directors and to ensure that such compensation reflects the responsibilities and risks involved in being a director;

●	to review and make recommendations to the Board as to the general compensation and benefits policies and practices of the Company, including incentive stock options for all employees, consultants, directors and officers;

●	to review and approve the disclosure to be made of director and executive remuneration in the Management Information Circular;

●	to ensure there are appropriate training, development and benefit programs in place for management and staff;

●	to review and make recommendation to the Board for its approval on any special compensation and benefit arrangements;

●	to review its compensation practices by comparing them to surveys of relevant competitors and to set objective compensation based on this review; and

●	to perform such other functions as the Board may from time to time assign to the Committee.

General Duties and Responsibilities

●	to review its charter and assess annually the adequacy of this mandate, the effectiveness of its performance, and to recommend changes to the Board for its approval.

Board Committees

At present, the Company has an Audit Committee and a Governance, Nominating and Compensation Committee. The Company may establish other committees in the future.

Audit Committee

The Company currently has only one committee. Pursuant to CSA National Instrument 52-110 - Audit Committees and the relevant provisions of the BCBCA, the Company is required to have an Audit Committee comprised of at least three directors, the majority of whom must not be officers or employees of the Company. The Company’s Audit Committee is comprised of Harold Wolkin (chair), Stefania Szabo and Niv Shirazi.

A member of the Audit Committee is considered to be “independent” if the member has no direct or indirect material relationship with the Company. A material relationship means a relationship which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment; and generally includes any member of management or significant shareholder. Each of Harold Wolkin, Niv Shirazi and Stefania Szabo are considered to be independent.

A member of the Audit Committee is considered “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company. All members are considered to be financially literate.

Relevant Education and Experience

The following is a summary of the relevant education and experience of each Audit Committee member:

Harold Wolkin (chair) is an accomplished investment banker and financial analyst with over 30 years of experience. Mr. Wolkin has held senior positions with several investment banks and has been responsible for the origination and the successful marketing of a large number of initial public offerings and equity financings for a wide range of issuers. He currently serves as: (i) a director, audit committee chair and Vice Chair of the Board of Baylin Technologies Inc. (TSX:BYL), (ii) director and audit committee chair of Cipher Pharmaceuticals Inc. (TSX:CPH), and (iii) a director of Range Energy Resources Inc. (CSE:RGO.X). He was also President of the CFA Society of Toronto, has been a member of the Chartered Financial Institute since 1980 and is a certified chartered financial analyst. Mr. Wolkin also received a Bachelor of Arts in Economics from York University and a Masters of Arts in Economics and Finance from the University of Toronto. Mr. Wolkin is also a graduate and a member of the Institute of Corporate Directors.

Stefania Szabo is a government services, management, international business and public relations professional with more than 25 years of experience in all areas of bilateral and multilateral relationship management, diplomacy, trade and HR. She has developed expertise through communication, negotiation and mediation between European and Canadian government networks to promote economic and trade values as well as representing government, business and community interests.

Niv Shirazi is a business professional with strong financial acumen. Since 2018, Mr. Shirazi serves as Chief Operating Officer with H.N. Win Ltd,, an Israeli real estate firm. Mr. Shirazi received a B.A. in Business Administration and Accounting from the Ono Academic College in Kiryat Ono, Israel.

Audit Committee Charter

The Audit Committee must operate pursuant to the provisions of a written charter, which sets out its duties and responsibilities. The following is a summary of such charter:

1. Mandate. The audit committee will assist the Board in fulfilling its financial oversight responsibilities. The audit committee will review and consider in consultation with the auditors the financial reporting process, the system of internal control and the audit process. In performing its duties, the committee will maintain effective working relationships with the Board, management, and the external auditors. To effectively perform his or her role, each committee member must obtain an understanding of the principal responsibilities of committee membership as well and the company’s business, operations and risks.

2. Composition. The Board will appoint from among their membership an audit committee after each annual general meeting of the shareholders of the Company. The audit committee will consist of a minimum of three directors. A majority of the members of the audit committee must not be officers, employees or control persons of the Company.

3. Meetings. The audit committee shall meet in accordance with a schedule established each year by the Board, and at other times that the audit committee may determine. The audit committee shall meet at least annually with the Company’s Chief Financial Officer and external auditors in separate executive sessions.

4. Roles and Responsibilities. The audit committee shall fulfill the following roles and discharge the following responsibilities:

4.1 External Audit

The audit committee shall be directly responsible for overseeing the work of the external auditors in preparing or issuing the auditor’s report, including the resolution of disagreements between management and the external auditors regarding financial reporting and audit scope or procedures. In carrying out this duty, the audit committee shall:

●	recommend to the Board the external auditor to be nominated by the shareholders for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company;
●	review (by discussion and enquiry) the external auditors’ proposed audit scope and approach;
●	review the performance of the external auditors and recommend to the Board the appointment or discharge of the external auditors;
●	review and recommend to the Board the compensation to be paid to the external auditors; and
●	review and confirm the independence of the external auditors by reviewing the non-audit services provided and the external auditors’ assertion of their independence in accordance with professional standards.

4.2 Internal Control

The audit committee shall consider whether adequate controls are in place over annual and interim financial reporting as well as controls over assets, transactions and the creation of obligations, commitments and liabilities of the Company. In carrying out this duty, the audit committee shall:

●	evaluate the adequacy and effectiveness of management’s system of internal controls over the accounting and financial reporting system within the Company; and
●	ensure that the external auditors discuss with the audit committee any event or matter which suggests the possibility of fraud, illegal acts or deficiencies in internal controls.

4.3 Financial Reporting

The audit committee shall review the financial statements and financial information prior to its release to the public. In carrying out this duty, the audit committee shall:

●	review significant accounting and financial reporting issues, especially complex, unusual and related party transactions;
●	review and ensure that the accounting principles selected by management in preparing financial statements are appropriate;
●	review the draft annual financial statements and provide a recommendation to the Board with respect to the approval of the financial statements;
●	meet with management and the external auditors to review the financial statements and the results of the audit, including any difficulties encountered;
●	review management’s discussion & analysis respecting the annual reporting period prior to its release to the public;
●	review and approve the interim financial statements prior to their release to the public;
●	review management’s discussion & analysis respecting the interim reporting period prior to its release to the public; and
●	where reasonably possible, review and approve all public disclosure, including news releases, containing financial information, prior to its release to the public.

4.4 Non-Audit Services

All non-audit services (being services other than services rendered for the audit and review of the financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements) which are proposed to be provided by the external auditors to the Company or any subsidiary of the Company shall be subject to the prior approval of the audit committee.

Delegation of Authority -The audit committee may delegate to one or more independent members of the audit committee the authority to approve non-audit services, provided any non-audit services approved in this manner must be presented to the audit committee at its next scheduled meeting.

De-Minimis Non-Audit Services - The audit committee may satisfy the requirement for the pre-approval of non-audit services if:

●	the aggregate amount of all non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the Company and its subsidiaries to the external auditor during the fiscal year in which the services are provided; or
●	the services are brought to the attention of the audit committee and approved, prior to the completion of the audit, by the audit committee or by one or more of its members to whom authority to grant such approvals has been delegated.

Pre-Approval Policies and Procedures - The audit committee may also satisfy the requirement for the pre-approval of non-audit services by adopting specific policies and procedures for the engagement of non-audit services, if:

●	the pre-approval policies and procedures are detailed as to the particular service;
●	the audit committee is informed of each non-audit service; and
●	the procedures do not include delegation of the audit committee’s responsibilities to management.

4.5 Other Responsibilities

The audit committee shall:

●	establish procedures for the receipt, retention and treatment of complaints received by the company regarding accounting, internal accounting controls, or auditing matters;
●	establish procedures for the confidential, anonymous submission by employees of the company of concerns regarding questionable accounting or auditing matters;
●	ensure that significant findings and recommendations made by management and external auditor are received and discussed on a timely basis;
●	review the policies and procedures in effect for considering officers’ expenses and perquisites;
●	perform other oversight functions as requested by the Board; and
●	review and update this Charter and receive approval of changes to this Charter from the Board.

4.6 Reporting Requirements

The audit committee shall regularly update the Board about committee activities and make appropriate recommendations.

5. Resources and Authority of the Audit Committee. The audit committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to:

●	engage independent counsel and other advisors as it determines necessary to carry out its duties;
●	set and pay the compensation for any advisors employed by the audit committee; and
●	communicate directly with the internal and external auditors.

Assessments

Neither the Company nor the Board of Directors has determined formal means or methods to regularly assess the Board, its committees or the individual directors with respect to their effectiveness and contributions. Effectiveness is subjectively measured by comparing actual corporate results with stated objectives. The contributions of an individual director is informally monitored by the other Board members, having in mind the business and other strengths of the individual and the purpose of originally nominating the individual to the Board.

D.	EMPLOYEES

As of December 31, 2022, we had eight employees.

E.	SHARE OWNERSHIP

Our common shares are owned by Canadian residents, Israeli residents and residents of other countries. The only class of our securities, which is outstanding as of the date of this Annual Report, is common stock. All holders of our common stock have the same voting rights with respect to their ownership of our common stock.

The following table sets forth as of the date of the filing of this Annual Report, certain information with respect to the amount and nature of beneficial ownership of the common stock held by (i) each person known to our management to be the beneficial owner of more than 5% of our outstanding shares of common stock; (ii) each person who is a director or an executive officer of ours; and (iii) all directors and executive officers of ours, as a group. Shares of our common stock subject to options, warrants, or convertible securities currently exercisable or convertible or exercisable or convertible within 60 days of the date of filing of this Annual Report are deemed outstanding for computing the share ownership and percentage of the person holding such options, warrants, or convertible securities but are not deemed outstanding for computing the percentage of any other person.

Name and Owner	Identity	Amount and Nature of Beneficial Ownership of Common Stock (1)	Percentage

Marcel (Moti) Maram	Officer, Director, and Principal Shareholder	4,091,407	10.8%
Avner Tal	Officer, Director and Principal Shareholder	4,091,407	10.8%
Yftah Ben Yaackov	Officer, Director and Principal Shareholder	8,184,616	21.6%
Gabi Kabazo (2)	Officer and Director Principal Shareholder	252,100	*
Stefania Szabo (3)	Director	247,632	*
Harold Wolkin (4)	Director	259,276	*
Carmel Zigdon	Director	7,920,000	20.9%
Niv Shirazi(5)	Director	10,000	*
All officers and directors as a group (8 persons)		25,056,438	66.1%

●	Less than 1%

(1)	Unless otherwise indicated, the persons named have sole ownership, voting and investment power with respect to their stock, subject to applicable laws relative to rights of spouses. Percentage ownership is based on 37,899,386 shares of common stock outstanding as of the date of filing of this Annual Report.

(2)	Includes 115,000 shares issuable upon exercise of options.

(3)	Includes 240,000 shares issuable upon the exercise of options.

(4)	Includes 100,000 shares issuable upon the exercise of options.

(5)	Consists of shares issuable upon exercise of options.

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

As of the date of the filing of this Annual Report, to our knowledge, no persons hold directly or indirectly or exercise control or direction over, shares of our common stock carrying 5% or more of the voting rights attached to all issued and outstanding shares of the common stock except as stated under Item 6.E above or set out in the table below.

Name	Number of Shares	Percentage
AGROINVESTMENT SA(1)	2,403,846	6.3%
Haim Hamou	2,000,000	5.3%

(1)	We have been advised that Eduardo S. Elsztain has voting and dispositive power over the shares held by this entity.

On October 4, 2021, the Company sold 2,403,846 common shares to Agroinvestment SA at a price of $1.04 per share. The company also issued non-transferable share purchase warrants to acquire an additional 400,000 common shares at $1.30 per share, for a period of two (2) years.

The Company’s Shares, Warrants and the $2.5M proceeds were deposited into escrow and were held until the Company’s shares were approved for listing on the Nasdaq at which time they were released.

The following table discloses the geographic distribution of the majority of the holders of record of our common stock as of date of April 27, 2023.

Country	Number of Shareholders	Number of Shares	Percentage of Shareholders	Percentage of Shares
Canada	318	1,834,612	87%	4.9%
Israel	46	33,639,495	13%	88.8%
U.S.A.	2	21,433	-	-
All Other	1	2,403,846	-	6.3%
Total	367	37,899,386	100%	100%

We are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person. There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of us.

B.	RELATED PARTY TRANSACTIONS

During the year ended December 31, 2022, the Company paid management and consulting fees in the amount of $1,349,084 to its President, CEO, CFO, CTO & two Directors. During the same period in 2021 the Company paid $612,395.

As at December 31, 2022, there were $1,002 included in amounts receivable owed from a company’s shareholder.

As at December 31, 2022, there were $37,094 included in accounts payable owed to the company’s President, CTO, CFO and a Director.

On June 14, 2022, the Company granted 10,000 stock options to a director, which options are exercisable for 5 years, at an exercise price of $6.20 per share.

On July 3, 2022, the Company granted 26,908 RSU’s to two directors, which expire on July 3, 2023.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.

ITEM 8	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The financial statements required as part of this Annual Report are filed under Item 18 of this Annual Report.

Litigation

There are no pending legal proceedings to which we or our subsidiary is a party or of which any of our property is the subject. There are no legal proceedings to which any of the directors, officers or affiliates or any associate of any such directors, officers or affiliates of either our company or our subsidiary is a party or has a material interest adverse to us.

Dividends

We have not paid any dividends on our common stock during the past five years. We do not intend to pay dividends on shares of common stock in the foreseeable future as we anticipate that our cash resources will be used to finance growth.

B.	SIGNIFICANT CHANGES

There have been no significant changes that have occurred since the date of the financial statements included with this Annual Report except as disclosed in this Annual Report.

ITEM 9	THE OFFER AND LISTING

A.	Offer And Listing Details

Our Common Shares are currently traded on the Nasdaq Capital Market under the symbols “BCAN” and on the Canadian Securities Exchange, or CSE under the symbol “BYND”.

B.	Plan of Distribution

Not Applicable.

C.	Markets

See Item 9.A.

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issue

Not Applicable.

ITEM 10	ADDITIONAL INFORMATION

A.	Share Capital

Our authorized capital consists of an unlimited number of common shares, without par value, of which 37,899,386 were issued and outstanding as of April 27, 2023.

Our common shares entitle the holder to: (i) vote at all meetings of our shareholders except meetings at which only holders of specified classes of shares are entitled to vote, having one vote per common share, (ii) receive dividends at the discretion of our board of directors; and (iii) receive our remaining property on liquidation, dissolution or winding up. All of our common shares rank equally for the payment of any dividends and distributions in the event of a windup.

None of our shares are held by us or on behalf of us. A summary of our outstanding shares and derivative securities (convertible or exercisable into common shares) is as follows:

Common Shares

Issued & Outstanding as at April 27, 2023	37,899,386

Convertible Securities	Exercise Price	Expiry Date
Stock Options	$0.82	March 29, 2026	250,000
Stock Options	$1.22	June 29, 2026	240,000

Share Purchase Warrants	$1.30	October 4, 2023	400,000

Stock Options	$2,65	October 26, 2026	115,000

Stock Options	$6.20	June 14, 2027	10,000

Fully Diluted Share Capital			38,914,386

B.	Memorandum and Articles of Association

Incorporation

We are amalgamated on March 29, 2021, under the British Columbia Business Corporations Act (BCBCA). Our British Columbia incorporation number is BC1296808.

Objects and Purposes of Our Company

Our articles do not contain a description of our objects and purposes.

Voting on Proposals. Arrangements, Contracts or Compensation by Directors

Other than as disclosed below, our articles do not restrict directors’ power to (a) vote on a proposal, arrangement or contract in which the directors are materially interested or (b) to vote compensation to themselves or any other members of their body in the absence of an independent quorum.

The BCBCA does, however, contain restrictions in this regard. It provides that a director who holds a disclosable interest in a contract or transaction into which we have entered or proposes to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution. A director who holds a disclosable interest in a contract or transaction into which we have entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting. A director or senior officer generally holds a disclosable interest in a contract or transaction if (a) the contract or transaction is material to our company; (b) we have entered, or proposed to enter, into the contract or transaction, and (c) either (i) the director or senior officer has a material interest in the contract or transaction or (ii) the director or senior officer is a director or senior officer of, or has a material interest in, a person who has a material interest in the contract or transaction.

Borrowing Powers of Directors

Our articles provide that we, if authorized by our directors, may:

●	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;
●	issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of our company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;
●	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and
●	mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of our company.

Qualifications of Directors

Under our articles, a director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the BCBCA to become, act or continue to act as a director. Our articles contain no provisions regarding retirement or non-retirement of directors under an age limit requirement.

Meetings

Each director holds office until our next annual general meeting or until his office is earlier vacated in accordance with our articles or with the provisions of the BCBCA. A director appointed or elected to fill a vacancy on our board also holds office until our next annual general meeting.

Our articles and the BCBCA provide that our annual meetings of shareholders must be held at least once in each calendar year and not more than 15 months after the last annual general meeting at such time and place as our Board may determine. Our directors may, at any time, call a meeting of our shareholders.

Under our articles, the quorum for the transaction of business at a meeting of our shareholders is two persons who are, present in person or represent by proxy, shareholders holding, in the aggregate, at least five percent of the issued shares entitled to be voted at the meeting.

Change in Control

There are no provisions in our articles or in the BCBCA that would have the effect of delaying, deferring or preventing a change in control of our company, and that would operate only with respect to a merger, acquisition or corporate restructuring involving our Company or our subsidiaries.

Ownership Threshold

Our articles or the BCBCA do not contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed. Securities legislation in Canada, however, requires that we disclose in our information circular for our annual general meeting, holders who beneficially own more than 10% of our issued and outstanding shares. Most state corporation statutes do not contain provisions governing the threshold above which shareholder ownership must be disclosed. The United States federal securities laws require us to disclose, in our annual report on Form 20-F, holders who own 5% or more of our issued and outstanding shares.

C	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4. “Information on Our Company,” Item 7B “Major Shareholders and Related Party Transactions - Related Party Transactions” or elsewhere in this Annual Report.

D.	Exchange Controls

There are no governmental laws, decrees, regulations or other legislation, including foreign exchange controls, in Canada which may affect the export or import of capital or that may affect the remittance of dividends, interest or other payments to non-resident holders of the Company’s securities. Any remittances of dividends to United States residents, however, are subject to a withholding tax pursuant to the Income Tax Act (Canada) and the Canada-U.S. Income Tax Convention (1980), each as amended. Remittances of interest to U.S. residents entitled to the benefits of such Convention are generally not subject to withholding taxes except in limited circumstances involving participating interest payments. Certain other types of remittances, such as royalties paid to U.S. residents, may be subject to a withholding tax depending on all of the circumstances.

E.	Taxation

Certain Canadian Federal Income Tax Considerations

The following is a general summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable to purchasers who acquire common shares pursuant to this offering and who, for the purposes of the Tax Act and at all relevant times, beneficially own such common shares as capital property and deal at arm’s length and are not affiliated with us and the underwriter (each a “Holder”). Common shares will generally be considered to be capital property to a Holder unless such common shares are held by such Holder in the course of carrying on a business, or were acquired by such Holder in a transaction or transactions considered to be an adventure in the nature of trade.

This summary does not apply to a purchaser of common shares (i) that is a “financial institution”, as defined in the Tax Act for purposes of the mark-to-market rules; (ii) an interest in which is or would constitute a “tax shelter investment” as defined in the Tax Act; (iii) that is a “specified financial institution” as defined in the Tax Act; (iv) that reports its Canadian tax results in a currency other than the Canadian currency; or (v) that has or will enter into a “synthetic disposition arrangement” or a “derivative forward agreement”, as those terms are defined in the Tax Act, in respect of common shares pursuant to this offering. All such purchasers should consult their own tax advisors with respect to an investment in common shares. Additional considerations, not discussed herein, may be applicable to a Holder that is a corporate resident in Canada, and is, or becomes as part of a transaction or event or series of transactions or events that includes the acquisition of the common shares, controlled by a non-resident corporation for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their tax advisors with respect to the consequences of acquiring common shares.

This summary is based on the current provisions of the Tax Act and the regulations thereunder, counsel’s understanding of the current published administrative practices and assessing policies of the Canada Revenue Agency (the “CRA”), and all specific proposals to amend the Tax Act and the regulations thereunder announced by the Minister of Finance (Canada) prior to the date hereof (“Tax Proposals”). This summary assumes that the Tax Proposals will be enacted in their current form and does not otherwise take into account or anticipate any changes in the law or in the administrative practices and assessing policies of the CRA, whether by judicial, governmental or legislative decisions or action, and whether prospective or retroactive in effect, nor does it take into account tax legislation or considerations of any province or territory of Canada or any jurisdiction other than Canada. No assurances can be given that the Tax Proposals will be enacted in the form proposed or at all.

The summary is of a general nature only, is not exhaustive of all income tax considerations, and is not intended to be, and should not be construed to be, legal or tax advice to any particular Holder of the common shares and no representation with respect to the Canadian tax consequences to any particular Holder is made. The relevant tax considerations applicable to the acquiring, holding and disposing of common shares pursuant to this offering may vary according to the status of the purchaser, the jurisdiction in which the purchaser resides or carries on business and the purchaser’s own particular circumstances. Accordingly, holders should consult with their own tax advisors with respect to the income tax consequences to them of acquiring, holding or disposing of the common shares.

Residents of Canada

The following portion of the summary is applicable to a Holder who at all relevant times is resident or deemed to be resident in Canada for the purposes of the Tax Act and any applicable tax treaty or convention (a “Canadian Holder”). Certain Canadian Holders to whom common shares might not constitute capital property may make the irrevocable election provided by subsection 39(4) of the Tax Act, in qualifying circumstances, to have the common shares and every other “Canadian security” (as defined in the Tax Act) owned by such Canadian Holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property to the Holder. Canadian Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) of the Tax Act is available and/or advisable in their particular circumstances.

Dividends

A Canadian Holder will be required to include in computing such Canadian Holder’s income for a taxation year the amount of any taxable dividends (including deemed dividends) received on common shares. In the case of a Canadian Holder who is an individual (other than certain trusts) such dividends will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received by an individual from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit for “eligible dividends” properly designated as such by us. There may be restrictions on the ability of the Company to so designate any dividend as an eligible dividend, and the Company has made no commitments in this regard. Taxable dividends received by such Canadian Holder may give rise to alternative minimum tax under the Tax Act.

In the case of a Canadian Holder that is a corporation, the amount of any taxable dividends (including deemed dividends) received on common shares that is included in its income will generally be deductible in computing such Canadian Holder’s taxable income for that taxation year. A Canadian Holder that is a “private corporation” (as defined in the Tax Act) or any other corporation resident in Canada and controlled, whether by reason of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), may be liable to pay a 33 1⁄3% refundable tax under Part IV of the Tax Act on dividends received on the common shares to the extent that such dividends are deductible in computing the Canadian Holder’s taxable income for the taxation year.

Disposition of Common Shares

A Canadian Holder who disposes of or is deemed to have disposed of a common share (except to the Company) will generally realize a capital gain (or capital loss) equal to the amount by which such Canadian Holder’s proceeds of disposition in respect of the common share exceeds (or is exceeded by) the aggregate of the adjusted cost base of such common share to the Canadian Holder and any reasonable expenses associated with the disposition. The cost to a Canadian Holder of a common share acquired pursuant to this offering generally will be averaged with the adjusted cost base of any other common shares owned by such Canadian Holder as capital property for the purposes of determining the adjusted cost base of each such common share to such Canadian Holder.

A Canadian Holder will generally be required to include in computing such Canadian Holder’s income for a taxation year of a disposition, one-half of the amount of any capital gain (a “taxable capital gain”) realized in such taxation year, and subject to and in accordance with the provisions of the Tax Act, will generally be required to deduct one-half of the amount of any capital loss incurred by a Canadian Holder (an “allowable capital loss”) against taxable capital gains realized by the Canadian Holder in the taxation year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may generally be deducted by the Canadian Holder against taxable capital gains realized in any of the three preceding taxation years or any subsequent taxation year, subject to detailed rules contained in the Tax Act in this regard. Capital gains realized by a Holder who is an individual (other than certain trusts) may be subject to alternative minimum tax.

The amount of any capital loss realized on the disposition or deemed disposition of a common share by a Canadian Holder that is a corporation may, in certain circumstances, be reduced by the amount of dividends previously received or deemed to have been received by the Canadian Holder on such common share to the extent and in the circumstances prescribed by the Tax Act. Similar rules may apply to a corporation that is a member of a partnership or beneficiary of a trust that owns common shares or that is itself a member of a partnership or a beneficiary of a trust that owns common shares.

A Canadian Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2⁄3% on its “aggregate investment income” for the taxation year, which is defined to include an amount in respect of taxable capital gains.

Non-Resident Holders

The following portion of the summary is applicable to a Holder that, at all relevant times for the purposes of the Tax Act and any applicable tax treaty: (i) is not (and is not deemed to be) a resident in Canada, (ii) does not use or hold (and will not use or hold) and is not deemed to use or hold the common shares in, or in the course of, carrying on a business in Canada, and (iii) does not carry on an insurance business in Canada and elsewhere and (iv) is not an “authorized foreign bank” as defined in the Tax Act (a “Non-Canadian Holder”).

This summary does not apply to a Non-Canadian Holder that is subject to the proposed “treaty shopping” rule proposed in the 2014 Canadian Federal Budget released on February 11, 2014. Non-Canadian Holders should consult their own tax advisors with respect to the potential application of these rules to their particular circumstance.

Dividends

Dividends paid or credited (or deemed to be paid or credited) on the common shares to a Non-Canadian Holder will generally be subject to withholding tax under the Tax Act at a rate of 25%, subject to a reduction under the provisions of an applicable tax treaty. For Non-Canadian Holders who are resident in the United States for purposes of and entitled to the benefits of the Canada-U.S. Tax Treaty, and are the beneficial owner of such dividends on the common shares (a “U.S. Holder”), the Canadian withholding tax will generally be reduced to the rate of 15%. This rate is further reduced to 5% in the case of such U.S. Holder that is a company for purposes of the Canada-U.S. Treaty that owns at least 10% of our issued and outstanding voting shares at the time the dividend is paid or deemed to be paid. In addition, under the Canada United States Income Tax Convention (1980) as amended (the “Canada-U.S. Treaty”), dividends may be exempt from Canadian withholding tax if paid to certain U.S. Holders that are qualifying religious, scientific, literary, educational or charitable tax-exempt organizations and qualifying trusts, companies, organizations or other arrangements operated exclusively to administer or provide pension, retirement or employee benefits that are exempt from tax in the U.S. and that have complied with specific administrative procedures.

Disposition of Common Shares

A Non-Canadian Holder will not be subject to tax under the Tax Act in respect of a capital gain realized upon the disposition of common shares unless the common shares are “taxable Canadian property” (as defined in the Tax Act) to the Non-Canadian Holder, and the gain is not otherwise exempt from tax in Canada pursuant to the terms of an applicable tax treaty. Provided the common shares are listed on a designated stock exchange (which currently includes the Toronto Stock Exchange (“TSX”)) at the time of disposition, the common shares generally will not constitute taxable Canadian property to a Non- Canadian Holder unless at any time during the 60 months immediately preceding the disposition, (i) (a) the Non-Canadian Holder, (b) persons with whom the Non-Canadian Holder does not deal at arm’s length, and (c) partnerships in which the Non-Canadian Holder or persons referred to in (b) hold a membership interest directly or indirectly through one or more partnerships, individually or collectively owned at least 25% of the issued shares of any class or series of our capital stock and (ii) more than 50% of the fair market value of the common stock of the Company was derived directly or indirectly from one or any combination of real or immoveable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act) or an option, interest or right in such property, whether or not such property exists. For a U.S. Holder, even if the common shares are taxable Canadian property, no Canadian taxes will generally be payable on a capital gain realized on the disposition of the common shares unless the value of the common shares is derived principally from real property situated in Canada.

In the event the common shares are (or are deemed to be) taxable Canadian property to a Non-Canadian Holder and a capital gain realized on the disposition of such common shares is not exempt from tax under the Tax Act by virtue of the terms of an applicable tax treaty, such Non-Resident Holder will realize a capital gain (or capital loss) generally in the circumstances and computed in the manner described above under “Certain Canadian Federal Income Tax Considerations for Canadian Holders—Disposition of Common Shares”. A Non-Canadian Holder whose common shares are taxable Canadian property may be required to file a Canadian income tax return reporting the disposition of such common shares. Non-Canadian Holders whose common shares are taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances.

Eligibility for Investment

Based on the current provisions of the Tax Act and the regulations (the “Regulations”) thereunder, provided that the Company’s common stock is listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the Toronto Stock Exchange), on the closing date, common stock acquired under this prospectus will be on that date a “qualified investment” under the Tax Act and the Regulations for a trust governed by a “registered retirement savings plan” (“RRSP”), a “registered retirement income fund” (“RRIF”), a “tax-free savings account” (“TFSA”), a “registered education savings plan”, a “deferred profit sharing plan” or a “registered disability savings plan” (as those terms are defined in the Tax Act).

Notwithstanding that a common share may be a qualified investment for a TFSA, RRSP or RRIF (a “Registered Plan”), if the common share is a “prohibited investment” within the meaning of the Tax Act for a Registered Plan, the holder or annuitant of the Registered Plan, as the case may be, will be subject to penalty taxes as set out in the Tax Act. A common share will generally not be a “prohibited investment” for a Registered Plan if the holder or annuitant, as the case may be, (i) deals at arm’s length with the company for the purposes of the Tax Act, and (ii) does not have a “significant interest” (as defined in the Tax Act) in the company. In addition, a common share will not be a “prohibited investment” if the common share is “excluded property” as defined in the Tax Act for a Registered Plan.

Purchasers of the common shares should consult their own tax advisers with respect to whether common shares would be prohibited investments having regard to their particular circumstances.

Certain United States Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of our common shares. Except where noted, this summary deals only with common stock that is held as a capital asset by a U.S. Holder.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of our common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares. In addition, taxes other than federal income taxes, such as foreign (in addition to Canadian as discussed above in “Certain Canadian Federal Income Tax Consequences”), state and local taxes, and federal estate and gift taxes, may affect U.S. Holder’s acquisition, ownership and disposition of our common shares.

This summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult, and must rely upon, its own tax advisor regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of our common shares with specific reference to its own tax situation.

SCOPE OF THIS SUMMARY

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations (“Regulations”) (whether final, temporary, or proposed), published rulings of the Internal Revenue Service (the “IRS”), published administrative positions of the IRS, the Treaty and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this prospectus. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis. The authorities on which this summary is based are subject to various interpretations. No rulings have been or will be sought from the IRS with respect to the transactions described herein. Accordingly, there can be no assurance that the IRS will not challenge the views expressed herein or that a court will not sustain such a challenge.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of our common shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S., any state in the U.S., or the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of common shares other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common shares by non-U.S. Holders. Accordingly, a non-U.S. Holder should consult, and must rely upon, its own tax advisor regarding the U.S. federal income, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any income tax treaties) of the acquisition, ownership, and disposition of our common shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary is general and does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common shares by U.S. Holders that are subject to special provisions under the Code, including, but not limited to:

●	Tax consequences to holders of common shares that are tax-exempt organizations, or qualified retirement plans, individual retirement accounts or other tax-deferred accounts;

●	Tax consequences to holders of common shares that are dealers in securities or currencies or holders that are traders in securities that elect to apply a mark-to-market accounting method, financial institutions, insurance companies, real estate investment trusts, or regulated investment companies;

●	Tax consequences to holders of common shares that have a “functional currency” other than the U.S. dollar;

●	Tax consequences to holders of common shares that are liable for the alternative minimum tax under the Code;

●	Tax consequences to persons holding the common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position;

●	Holders that acquired our common shares in connection with the exercise of employee stock options or otherwise as compensation for services;

●	Tax consequences to holders of common shares that are held other than as a capital asset within the meaning of Section 1221 of the Code; or

●	Holders of common shares that own (directly, indirectly, or constructively) 10 percent or more of the total combined voting power of all classes of our shares entitled to vote.

U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult, and must rely upon, their own tax advisors regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common shares.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds our common shares, the U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common shares to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners. Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult, and must rely upon, their own tax advisors regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of our common shares. Each U.S. Holder should consult, and must rely upon, its own tax advisor regarding the U.S. state and local, U.S. federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of our common shares. (See, however, “Certain Canadian Federal Income Tax Consequences).

If you are considering the purchase of the common shares, you should consult, and must rely upon, your own tax advisors concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of the common shares, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares

General Taxation of Distributions

Subject to the “passive foreign investment company”, or PFIC, rules discussed below, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to our common shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of our current or accumulated “earnings and profits.” To the extent that a distribution exceeds our current and accumulated “earnings and profits,” such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the common shares and, (b) thereafter, as gain from the sale or exchange of such common shares. (See “Disposition of common shares” below). Dividends received on the common shares generally will not be eligible for the “dividends received deduction”.

Reduced Tax Rates for Certain Dividends

A dividend paid by us generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) we are a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on common shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date.”

We generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a QFC) if (a) we were incorporated in a possession of the U.S., (b) we are eligible for the benefits of the Treaty, or (c) the common shares are readily tradable on an established securities market in the U.S. However, even if we satisfy one or more of such requirements, we will not be treated as a QFC if we are a PFIC for the taxable year during which we pay a dividend or for the preceding taxable year.

As discussed herein, we believe that we were a PFIC for previous taxable years, expect that we will be a PFIC for the current taxable year and may be a PFIC in subsequent taxable years. (See “Passive Foreign Investment Company” below). Accordingly, we do not expect to be a QFC for the current taxable year and may not be a QFC in subsequent taxable years.

Distributions Paid in Foreign Currency

The amount of a distribution received on the common shares in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt. A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of our common shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s adjusted tax basis in the common shares sold or otherwise disposed of. Subject to the PFIC rules discussed below, any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the common shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. Deductions for capital losses are subject to significant limitations under the Code.

Foreign Tax Deduction or Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends received on our common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a taxable year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income (including “passive income,” “general income,” and certain other categories of income). Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of common shares and foreign currency gains generally will be treated as “U.S. source” for purposes of applying the foreign tax credit rules.

Dividends received on the common shares generally will be treated as “foreign source” and generally will be categorized as “passive income” or, in the case of certain U.S. Holders, “general income” for purposes of applying the foreign tax credit rules. The foreign tax credit rules are complex, and each U.S. Holder should consult, and must rely upon, its own tax advisor regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Generally, information reporting requirements will apply to all payments made within the United States or by a U.S. payor or U.S. middleman, of dividends on, or proceeds arising from the sale or other taxable disposition of our common shares, unless you are an exempt recipient, such as a corporation. Additionally, if you fail to provide your taxpayer identification number, or in the case of dividend payments, fail either to report in full dividend income or to make certain certifications, you may be subject to backup withholding at the rate of 28 percent.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished to the IRS. Each U.S. Holder should consult with and rely upon its own tax advisor regarding the information reporting and backup withholding tax rules.

Medicare Tax

For taxable years beginning after December 31, 2012, a U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax (the “Medicare Tax”) on the lesser of (a) the U.S. Holder’s “net investment income” in the case of individuals, and the “undistributed net investment income” in the case of estates and trusts, for the relevant taxable year, and (b) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A U.S. Holder’s net investment income will generally include its income from dividends, interest, rents, royalties and annuities and its net gains from the disposition of the common stock, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). See the discussion below under “Passive Foreign Investment Company” regarding application of Medicare Tax to PFICs. If you are a U.S. Holder that is an individual, estate or trust, you should consult with, and must rely upon, your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in our common stock.

Foreign Asset Reporting

Certain U.S. Holders who are individuals (and under proposed regulations, certain entities) may be required to report information relating to an interest in our ordinary shares, subject to certain exceptions (including an exception for shares held in accounts maintained by U.S. financial institutions). U.S. Holders are urged to consult with, and must rely upon, their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our ordinary shares.

Passive Foreign Investment Company

We generally will be a PFIC under Section 1297(a) of the Code if, for a taxable year, (a) 75 percent or more of our gross income for such taxable year is passive income, or (b) on average, 50 percent or more of the assets held by us either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if we are not publicly traded and make an election). “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, excess of foreign currency gains over foreign currency losses and certain gains from commodities transactions.

For purposes of the PFIC income test and asset test described above, if we own, directly or indirectly, 25 percent or more of the total value of the outstanding shares of another foreign corporation, we will be treated as if we (a) held a proportionate share of the assets of such other foreign corporation, and (b) received directly a proportionate share of the income of such other foreign corporation. In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by us from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income. Finally, if a foreign corporation that subject to the accumulated earnings tax and would otherwise be a PFIC owns 25% of more of the stock, by value, of a U.S. corporation, in determining whether such a foreign corporation is a PFIC, the stock of the U.S. subsidiary is not treated as a passive asset, and any income received with respect to that stock is not treated as passive income.

Because we are a clinical-stage biopharmaceutical company which has not yet recognized significant operating income and our gross income consists mostly of interest, we have been a PFIC for previous taxable years. We may also be a PFIC in the current taxable year as well as future taxable years until we generate significant operating income. A U.S. Holder can avoid the adverse U.S. federal income tax consequences of holding shares in a PFIC by making a QEF Election (see “QEF Election”, below). Under a QEF Election, generally, an electing U.S. Holder will be required each taxable year in which we are a PFIC to recognize, as ordinary income, a pro rata share of our earnings, and to recognize, as capital gain, a pro rata share of our net capital gain. Accordingly, because we expect that we only will be a PFIC in taxable years in which we do not generate any net income, an electing U.S. Holder would not have any income inclusions as a result of the QEF Election. Furthermore, in any taxable year in which we generate significant operating income, we may cease to be a PFIC and the QEF Election will not be applicable.

The determination of whether we were, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to various interpretations. In addition, whether we will be a PFIC for the current taxable year and each subsequent taxable year depends on our assets and income over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this prospectus. Accordingly, there can be no assurance that the IRS will not challenge the determination made by us concerning our PFIC status or that we were not, or will not be, a PFIC for any taxable year.

Default PFIC Rules Under Section 1291 of the Code

If we are a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of common shares will depend on whether such U.S. Holder makes an election to treat us as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a QEF Election) or a mark-to-market election under Section 1296 of the Code (a Mark-to-Market Election). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of common shares, and (b) any excess distribution received on the common shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current taxable year) exceeds 125 percent of the average of actual distributions received during the three preceding taxable years (or during a U.S. Holder’s holding period for the common shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of our common shares, and any excess distribution received on our common shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for such common shares. The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for the common shares (other than years prior to our first taxable year beginning after December 31, 1986 for which we were not a PFIC) will be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such prior year. A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year. Such a Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible. The amount of any such gain or excess distribution allocated to the current year of such Non-Electing U.S. Holder’s holding period for the common shares will be treated as ordinary income in the current year, and no interest charge will be incurred with respect to the resulting tax liability for the current year. In addition, dividend distributions made to a U.S. Holder will not qualify for preferential rates of taxation, as discussed above under “Reduced Tax Rates for Certain Dividends.”

If we are a PFIC for any taxable year during which a Non-Electing U.S. Holder holds our common shares, we will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether we cease to be a PFIC in one or more subsequent taxable years (“Once a PFIC, Always a PFIC Rule”). A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such common shares were sold for their fair market value on the last day of the last taxable year for which we were a PFIC (“Deemed Sale Election”). If we continue to be a PFIC following a Deemed Sale Election, in order to make the Deemed Sale Election, the Non-Electing Shareholder must also make a QEF Election (discussed below).

Finally, if we are a PFIC and own shares of another foreign corporation that also is a PFIC, under certain indirect ownership rules, a disposition by us of the shares of such other foreign corporation or a distribution received by us from such other foreign corporation generally will be treated as an indirect disposition by a U.S. Holder or an indirect distribution received by a U.S. Holder, subject to the rules of Section 1291 of the Code discussed above. To the extent that gain recognized on the actual disposition by a U.S. Holder of our common shares or income recognized by a U.S. Holder on an actual distribution received on our common shares was previously subject to U.S. federal income tax under these indirect ownership rules, such amount generally should not be subject to U.S. federal income tax.

QEF Election

A U.S. Holder that makes a timely QEF Election generally will not be subject to the rules of Section 1291 of the Code as discussed above. A U.S. Holder that makes a timely QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of our common shares. Furthermore, for each taxable year in which we are a PFIC, an electing U.S. Holder will recognize, for U.S. federal income tax purposes, such U.S. Holder’s pro rata share of (a) our net capital gain, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and our ordinary earnings, which will be taxed as ordinary income to such U.S. Holder. Accordingly, an electing U.S. Holder would not have any income inclusions as a result of the QEF Election so long as we do not generate any net income. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will include such U.S. Holder’s pro rata share of our net capital gain and ordinary earnings for each taxable year in which we are a PFIC, even though such amounts may not be distributed to such U.S. Holder by us. A U.S. Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely QEF Election generally (a) may receive a tax-free distribution from us to the extent that such distribution represents our “earnings and profits” that were previously included in income by the U.S. Holder because of such QEF Election, and (b) will adjust such U.S. Holder’s tax basis in our common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. A QEF Election generally will be “timely” if it is made for the first year in a U.S. Holder’s holding period for our common shares in which we are a PFIC. In this case, a U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents with such U.S. Holder’s U.S. federal income tax return for such first year.

If we were a PFIC in a prior year in a U.S. Holder’s holding period for the common shares and we continue to be a PFIC, then in order to purge the taint of the Once a PFIC, Always a PFIC Rule, such U.S. Holder must make a QEF Election and a Deemed Sale Election (discussed above). A Deemed Sale Election in this circumstance will require the U.S. Holder to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if the common shares were sold on the qualification date for an amount equal to the fair market value of the common shares on the qualification date. The “qualification date” is the first day of the first taxable year in which we were a QEF with respect to such U.S. Holder. Technically, a QEF Election can be made for any taxable year, regardless of the prior PFIC status of a foreign corporation. However, if the QEF Election is not made for first year of the U.S. Holder’s holding period, and no Deemed Sale Election is made, both the QEF rules and the excess distribution rules of Section 1291 (discussed above) apply simultaneously because the PFIC taint remains. Thus, if we cease to be a PFC, QEF inclusions continue to be required, earnings from post-PFIC years continue to be tainted, distributions during post-PFIC years are subject to the excess distribution rules (to the extent not previously taxed under the QEF rules), and gain on disposition is treated as an excess distribution. Finally, under very limited circumstances, a U.S. Holder may make a retroactive QEF Election if such U.S. Holder failed to file the QEF Election documents in a timely manner.

A QEF Election will apply to the taxable year for which such QEF Election is made and to all subsequent taxable years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent taxable year, we cease to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those taxable years in which we are not a PFIC. Accordingly, if we become a PFIC in another subsequent taxable year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any such subsequent taxable year in which we qualify as a PFIC. In addition, the QEF Election will remain in effect (although it will not be applicable) with respect to a U.S. Holder even after such U.S. Holder disposes of all of such U.S. Holder’s direct and indirect interest in our common shares. Accordingly, if such U.S. Holder reacquires an interest in our common stock, such U.S. Holder will be subject to the QEF rules described above for each taxable year in which we were a PFIC.

In the event we are a PFIC, we will satisfy record keeping requirements that apply to a QEF and supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if our common shares are marketable stock. Our common shares generally will be “marketable stock” if the common shares are regularly traded on a qualified exchange or other market. For this purpose, a “qualified exchange or other market” includes (a) a national securities exchange that is registered with the U.S. Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, surveillance, and other requirements designed to prevent fraudulent and manipulative acts and practices, remove impediments to and perfect the mechanism of a free, open, fair, and orderly market, and protect investors (and the laws of the country in which the foreign exchange is located and the rules of the foreign exchange ensure that such requirements are actually enforced), and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If the common shares are traded on such a qualified exchange or other market, the common shares generally will be “regularly traded” for any calendar year during which the common shares are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A Mark-to-Market Election applies to the taxable year in which such Mark-to-Market Election is made and to each subsequent taxable year, unless our common shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult, and must rely upon, its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, if a U.S. Holder makes a Mark-to-Market Election after the beginning of such U.S. Holder’s holding period for the common shares and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, our common shares. A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each taxable year in which we are a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares as of the close of such taxable year over (b) such U.S. Holder’s adjusted tax basis in such common shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the lesser of (a) the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the common shares over (ii) the fair market value of such common shares as of the close of such taxable year or (b) the excess, if any, of (i) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (ii) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years.

A U.S. Holder that makes a Mark-to-Market Election generally will adjust such U.S. Holder’s tax basis in the common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of our common shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years).

U.S. Tax Return Filing Requirements

In addition, all U.S. Holders (including certain deemed U.S. Holders) may be required to file annual tax returns (including IRS Form 8621) containing such information as the U.S. Treasury may require. For example, if a U.S. Holder owns ordinary shares during any year in which we are classified as a PFIC and the U.S. Holder recognizes gain on a disposition of our ordinary shares or receives distributions with respect to our ordinary shares, the U.S. Holder generally will be required to file an IRS Form 8621 with respect to the Company, generally with the U.S. Holder’s federal income tax return for that year. The failure to file this form when required could result in substantial penalties.

Medicare Tax

Regulations issued under Section 1411 of the Code address the application of the Medicare Tax in the PFIC context. An inclusion from a PFIC as to which a QEF Election is in effect will not be taken into account as net investment income for purposes of the Medicare Tax. Instead, actual distributions out of previously taxed income will be treated as net investment income and taxable to U.S. Holders for purposes of the Medicare Tax, even though such distributions are excluded from gross income for regular income tax purposes. A U.S. Holder that is an individual, a trust, or an estate can elect to reflect the same inclusions in net investment income for Medicare Tax purposes as the inclusions taken into account for income tax purposes. The election is generally irrevocable. To the extent that an excess distribution under Section 1291 of the Code is allocated to prior years in a U.S. Holder’s holding period during which we are a PFIC, the applicability of the Medicare Tax to such distributions is unclear. Each U.S. Holder should consult, and must rely upon, its own tax advisor regarding the application of the Medicare Tax in the PFIC context.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

F.	Dividends and Paying Agents

We have not paid any dividends on our outstanding common shares to date. Holders of our common shares will be entitled to receive dividends, if, as and when declared by our Board out of profits, capital or otherwise. There are no restrictions that could prevent us from paying dividends on our common shares except that we may not pay dividends if that payment would render us insolvent.

G.	Statement by Experts

Included with the Annual Report is the independent auditor’s report by Reliant CPA PC, 895 Dove Street, Suite 300, Newport Beach, CA 92660. They audited our financial statements for the year ended December 31, 2022.

H.	Documents on Display

Upon the effectiveness of this Annual Report, we will be subject to the informational requirements of the Exchange Act. You may read and copy any of our reports and other information we file with the SEC and obtain copies upon payment of any prescribed fees from the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. In addition, the SEC maintains a website that contains reports and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE INFORMATION ABOUT MARKET RISK

The Company’s activities expose it to a variety of financial risks: credit risk, liquidity risk, and market risk (including interest rate risk, foreign currency risk, and commodity price risk). The Company thoroughly examines the various financial risks to which it is exposed and assesses the impact and likelihood of those risks. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is not exposed to significant credit risk.

Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s liquidity and operating results may be adversely affected if its access to the capital market is hindered, whether as a result of a downturn in stock market conditions generally or matters specific to the Company. The Company generates cash flows primarily from its financing activities.

The Company manages its liquidity needs by carefully monitoring scheduled costs. Liquidity is measured in various time bands, on day to day and week-to-week basis, as well as on long term liquidity needs over 180-day to 360-day look out periods. Funding for long term liquidity needs is based on the ability of the Company to successfully complete private placements. At December 31, 2022, the Company had working capital of $2,987,975.

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, commodity and equity prices, and foreign exchange rates.

(a) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to significant interest rate risk.

(b) Price risk

The Company is not exposed to significant price risk as it does not possess investments in publicly traded securities.

(c) Currency risk

Currency risk is the risk that the fair value of future cash flows of a financial instrument denominated in a foreign currency will fluctuate because of changes in foreign exchange rates. Effective Most of the Company’s sales are made in Israel and are paid for in Israeli Shekels. However, its reporting currency is the Canadian Dollar. As a result, the Company is exposed to fluctuations in the Canadian Dollar-Israeli Shekel exchange rate.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Not applicable.

ITEM 16.	[RESERVED]

Not applicable.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee is comprised of Harold Wolkin, Niv Shirazi and Stefania Szabo, and is chaired by Harold Wolkin. Our Board has determined that each of the members of the committee is financially literate and meets the independence requirements for directors, including the heightened independence standards for members of the Audit Committee under Rule 10A-3 under the Exchange Act and NI 52-110.

ITEM 16B.	CODE OF ETHICS

[TO COME]

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Reliant CPA PC (“Reliant”) has served as our principal independent registered public accounting firm for the year ended December 31, 2022.

The following table provides information regarding fees paid or to be paid by us to Reliant.

	Year Ended December 31,
(Canadian Dollars)	2022	2021
Audit fees (1)	81,192	-
Audit-related fees (2)	-	-
Tax fees (3)	-	-
All other fees	20,173	-
Total	101,365	-

BF Borgers CPA PC (“Borgers”) served as our principal independent registered public accounting firm for the year ended December 31, 2022.

The following table provides information regarding fees paid or to be paid by us to Borgers for all services, including audit services, for the years ended December 31, 2021:

	Year Ended December 31,
(USD)	2022	2021
Audit fees (1)	-	128,625
Audit-related fees	-	-
Tax fees (3)	-	-
All other fees	-	-
Total	-	128,625

(1)	Audit fees consist of professional services provided in connection with the audit of our annual financial statements.

(2)	Audit-related fees consist of services in connection with our initial public offering.

(3)	Tax fees consist of fees for professional services for tax compliance, tax advice, and tax audits.

Pre-Approval of Auditors’ Compensation

Our Audit Committee has a pre-approval policy for the engagement of our independent registered public accounting firm to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit Committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit services, audit-related services and tax services that may be performed by our independent registered public accounting firm. If a type of service, that is to be provided by our auditors, has not received such general pre-approval, it will require specific pre-approval by our Audit Committee. The policy prohibits retention of the independent registered public accounting firm to perform the prohibited non-audit functions defined in applicable SEC rules.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

The Company’s external auditor is Reliant CPA PC, who have prepared an independent auditor’s report dated March 31, 2023 in respect of the Company’s consolidated financial statements with accompanying notes for the year ended December 31, 2022.

The Company’s previous external auditor was BF Borgers CPA PC, who have prepared an independent auditor’s report dated May 2, 2022 in respect of the Company’s financial statements with accompanying notes for the year ended December 31, 2021.

On January 16, 2023, the Company requested from BF Borgers that it resign as the Company’s independent auditors. The request was approved by the Company’s Audit Committee. There were no disagreements with BF Borgers on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of BF Borgers, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its audit report.

Effective January 16, 2023, the Company appointed Reliant CPA PC as its independent auditors. Prior to the engagement of the newly appointed auditor, the Company did not consult the newly appointed independent auditor regarding the application of any accounting principle.

ITEM 16G.	CORPORATE GOVERNANCE

As a foreign private issuer, we will be permitted, and intend, to follow certain home country corporate governance practices instead of those otherwise required by the Nasdaq for domestic U.S. issuers. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on The Nasdaq Global Market may provide less protection to you than what is accorded to investors under the Nasdaq Rules applicable to domestic U.S. issuers.

Accordingly, we have elected to follow the provisions, rather than the Nasdaq Rules, with respect to the following requirements:

●	Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the Nasdaq Rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

●	Quorum. While the Nasdaq Rules require that the quorum for purposes of any meeting of the holders of a listed Company’s common voting stock, as specified in the Company’s bylaws, be no less than 33 1/3% of the Company’s outstanding issued and outstanding share capital, under Canadian law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our amended and restated articles of association provides that a quorum of shareholders holding at least 5% of the issued shares entitled to be voted at the meeting.

●	Director independence. Rule 5605(b)(1) of the Nasdaq Marketplace Rules requires that a majority of the members of the board of directors of a listed company must be “independent directors” as defined in Rule 5605(a)(2). The Company has informed the Nasdaq that it follows applicable Canadian laws with respect to independence requirements, which do not require that a majority of the members of the board of directors be independent.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

PART III

ITEM 17	FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18	FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this Annual Report beginning on page F-1.

ITEM 19	EXHIBITS

Exhibit No. Exhibit Description

1.1	Notice of Articles of the Company.*

1.2	Articles of the Company*

1.3	Certificate of Amalgamation*

4.1	Business Combination Agreement*

4.2	First Amendment to Business Combination Agreement*

4.3	Second Amendment to Business Combination Agreement*

4.4	Consulting Agreement dated June 29, 2021, by and between the Company and Yiftah Ben Yaackov*

4.5	Private Placement Subscription Agreement dated September 3, 2021, between the Company and Agroinvestment S.A.*

4.6	Escrow Agreement dated September 3, 2021, among the Company, Latin Advisors Ltd. and Agroinvestment S.A.*

4.7	License Assignment dated November 24, 2019, between Dalia Brzezinski and B.Y.B.Y Investments and Promotions Ltd.*

4.8	Lease dated May 1, 2020, between Dalia Brzezinski and Cannasoft Pharma Ltd.*

4.9	Authorization for Dealing in Controlled Substances Issued by the Ministry of Health dated October 12, 2020*

4.10	Trust Declaration dated as of October 1, 2020*

4.11	Escrow Agreement dated March 29, 2021 among the Company, Computershare Investor Services and certain stockholders*

4.12	Trust Agreement dated March 29, 2021 among the Company, certain shareholders and IBI Trust Management*

4.13	Stock Option Plan*

4.14	Primary License Renewal*

4.15	Agroinvestment Extension*

4.16

Share Purchase Agreement dated September 18, 2022, by and between the Company and Carmel Zigdon License to deal with a Controlled Substance without Contact Issued by the Ministry of Health, Israeli Medical Cannabis Agency dated February 5, 2023

8.1	List of subsidiaries of BYND Cannasoft Enterprises Inc.*

12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14 of the Securities Exchange Act of 1934

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14 of the Securities Exchange Act of 1934

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350

16.1	Letter from Dale Matheson Carr Hilton Labonte*

16.2	Letter from BF Borgers CPA PC**

16.3	Letter from Reliant CPA PC**

99.2	License to deal with a Controlled Substance without Contact Issued by the Ministry of Health, Medical Cannabis Agency dated February 5, 2023

* Incorporated by reference to Amendment No. 1 to the Company’s registration statement on Form 20-F filed on May 18, 2022.

** Incorporated by reference to the Company’s Form 6-K filed on January 17, 2023.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

BYND CANNASOFT ENTERPRISES INC.

By:	/s/ Yftah Ben Yaackov
Name:	Yftah Ben Yaackov
Title:	Chief Executive Officer

Date: April 27, 2023

BYND Cannasoft Enterprises Inc.
Unaudited Pro Forma Consolidated Statements of Financial Position as of December 31, 2022	F-40
Unaudited Pro Forma Consolidated Statements of Loss and Comprehensive Loss for year ended December 31, 2022	F-41
Notes to the Financial Statements	F-42

BYND CANNASOFT ENTERPRISES INC.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2022 and 2021

(EXPRESSED IN CANADIAN DOLLARS)

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of BYND Cannasoft Enterprises Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of BYND Cannasoft Enterprises Inc. (the “Company”), as of December 31, 2022, the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity (deficit) and cash flows for the year then ended, and related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s significant operating losses raise substantial doubt about its ability to continue as a going concern. As at December 31, 2022 the Company has an accumulated deficit $6,817,048 and incurred a comprehensive loss of $1,672,558 for the year ended December 31, 2022. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Other Matter

The consolidated financial statements as at December 31, 2021 and for the year ended December 31, 2021, were audited by another auditor who expressed an unmodified opinion on those consolidated financial statements on May 2, 2022.

/s/ Reliant CPA PC
Reliant CPA PC

Served as Auditor since 2023
Newport Beach, CA
March 31, 2023

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of BYND Cannasoft Enterprises Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial position of BYND Cannasoft Enterprises Inc. (the “Company”) as of December 31, 2021 the related statements of income (loss) and comprehensive income (loss), changes in shareholders’ equity (deficiency) and cash flows, for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Company as of December 31, 2021 and its financial performance and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company incurred losses that has primarily been funded through financing activities and has stated that substantial doubt exists about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

BF Borgers CPA PC

Served as Auditor since 2021

Lakewood, CO

May 2, 2022

BYND CANNASOFT ENTERPRISES INC.

Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

As at	Notes	December 31, 2022	December 31, 2021
Assets
Cash		$2,392,871	$3,025,350
Funds held in escrow	14	-	2,484,634
Amounts receivable	5	227,804	196,828
Prepaid expenses		825,563	40,240
Total Current Assets		3,446,238	5,747,052
Intangible assets	7	45,139,683	1,300,429
Property and equipment	8	1,317,287	443,241
Total Assets		$49,903,208	$7,490,722

Trade payables and accrued liabilities	9	$191,455	$180,598
Deferred revenue	16	219,068	30,046
Long term loan – current portion	12	47,740	49,207
Total Current Liabilities		458,263	259,851
Long term loan	12	88,231	143,444
Liabilities for employee benefits	13	86,015	87,058
Total Liabilities		$632,509	$490,353

Shareholders’ Equity
Share capital	14	$54,806,522	$10,843,471
Share purchase warrants reserve		639,879	639,879
Shares to be issued		41,875	81,967
Share-based payment reserve		570,446	550,517
Translation differences reserve		15,746	27,455
Capital reserve for re-measurement of defined benefit plan	13	13,279	9,444
Deficit		(6,817,048)	(5,152,364)
Total Shareholders’ equity		$49,270,699	$7,000,369
Total Liabilities and Shareholders’ Equity		$49,903,208	$7,490,722

Nature of operations and going concern (Note 1)

Subsequent events (Note 19)

These financial statements were approved for issue by the Board of Directors on March 31, 2023 and signed on its behalf by:

“Yftah Ben Yaackov”	“Gabi Kabazo”
Director	Director

The accompanying notes are an integral part of these financial statements.

BYND CANNASOFT ENTERPRISES INC.

Consolidated Statements of Loss and Comprehensive Loss

For the Years Ended on December 31, 2022 and 2021

(Expressed in Canadian Dollars)

For the year ended December 31	Notes	2022	2021

Revenue	16	$1,123,072	$1,217,459
Cost of revenue	8, 17	(506,500)	(594,321)
Gross profit		616,572	623,138

Consulting and marketing		8,190	20,309
Depreciation	6,8	30,702	51,988
General and administrative expenses		1,101,209	884,553
Professional fees		1,220,746	278,012
		(2,360,847)	(1,234,862)

Loss before other income (expense)		(1,744,275)	(611,724)
Other income (expense)
Finance expenses, net		(14,451)	(13,514)
Foreign exchange gain		100,322	123,002
Covid-19 grant		-	53,301
Listing expense	4	-	(4,394,390)
		85,871	(4,231,601)

Loss before tax		(1,658,404)	(4,843,325)
Tax expense	18	(6,280)	(35,413)
Loss for the year		(1,664,684)	(4,878,738)

Other comprehensive income (loss)
Exchange differences on translation		(11,709)	14,473
Remeasurement of a defined benefit plan, net		3,835	6,223
Other comprehensive income (loss) for the year		(7,874)	20,696
Total comprehensive loss		(1,672,558)	(4,858,043)

Loss per share – basic and diluted		(0.052)	(0.218)
Weighted average number of common shares outstanding – basic and diluted		31,865,960	22,332,694

The accompanying notes are an integral part of these consolidated financial statements.

BYND CANNASOFT ENTERPRISES INC.

Consolidated Statements of Shareholders’ Equity (Deficiency)

For the Years Ended on December 31, 2022 and 2021

(Expressed in Canadian Dollars)

	Number of shares*	Share capital	Shares to be issued	Share purchase warrants reserve	Translation differences reserve	Share-based payment reserve	Capital reserve for re-measurement of defined benefit plan	Deficiency	Total Shareholders’ Equity (Deficiency)
		$	$	$	$	$	$	$	$
Balance at January 1, 2021	8,148,388	289	-	-	12,982	-	3,221	(273,626)	(257,134)

Shares issued for acquisition of B.Y.B.Y. Investment and Promotions Ltd. (“B.Y.B.Y.”) (note 4)	9,831,495	840,941	-	-	-	-	-	-	840,941
Shares issued upon reverse takeover (note 4)	6,269,117	5,140,676	-	-	-	-	-	-	5,140,676
Proceeds for shares issued from exercise of stock options	60,000	49,200	-	-	-	-	-	-	49,200
Proceeds for shares to be issued	-	-	81,967		-	-	-	-	81,967
Share purchase warrants reserve	-	-	-	639,879	-	-		-	639,879
Share-based payments	-	-	-	-	-	550,517	-	-	550,517
Loss for the period	-	-	-	-	-	-	-	(4,878,738)	(4,878,738)
Other comprehensive loss for the period	-	-	-	-	14,473	-	6,223	-	20,696
Balance at December 31, 2021	29,479,100	10,843,471	81,967	639,879	27,455	550,517	9,444	(5,152,364)	7,000,369
Proceeds for shares issued from exercise of stock options	290,000	371,780	-	-	-	(133,980)	-	-	237,800
Shares issued for acquisition of Zigi Carmel Initiatives and Investments Ltd. (“ZC”) (note 4)	7,920,000	42,768,000	-	-	-	-	-	-	42,768,000
Shares issued for services	13,454	83,752	-	-	-	-	-	-	83,752
Share-based payments	-	-	-	-	-	153,909	-	-	153,909
Shares to be issued for services	-	-	41,875	-	-	-	-	-	41,875
Proceeds for shares issued for cash	183,378	739,519	(81,967)	-	-	-	-	-	657,552
Loss for the period	-	-	-	-	-	-	-	(1,664,684)	(1,664,684)
Other comprehensive loss for the period	-	-	-	-	(11,709)	-	3,835	-	(7,874)
Balance at December 31, 2022	37,885,932	54,806,522	41,875	639,879	15,746	570,446	13,279	(6,817,048)	49,270,699

*The number of shares outstanding before the RTO have been restated to reflect the effect of issuing 10,230.48 RTO shares for each share outstanding.

The accompanying notes are an integral part of these consolidated financial statements.

BYND CANNASOFT ENTERPRISES INC.

Consolidated Statements of Cash Flows

For the Years Ended on December 31, 2022 and 2021

(Expressed in Canadian Dollars)

For the year ended December 31	2022	2021
Operating activities:

Loss for the year	$(1,664,684)	$(4,878,738)
Non-working capital adjustments:
Depreciation	33,100	55,921
Finance expense	4,977	5,697
Change in benefits to employees	2,792	10,414
Gain from conversion of debt to note	-	(155,548)
Listing expense	-	4,394,390
Share-based compensation	153,909	550,517
Shares issued for services	125,627	-
Foreign exchange (gain) loss	(106,463)	(71,876)
Working capital adjustments:
Change in amounts receivable	(30,976)	45,489
Change in trade payables and accrued liabilities	10,857	(185,218)
Change in prepaid expenses	(785,323)	(37,891)
Change in deferred revenue	189,022	(77,819)
Net cash used in operating activities	(2,067,162)	(344,662)

Investing activities:
Purchase of property and equipment	(938,635)	(392,652)
Investment in intangible assets	(1,071,254)	(450,429)
Disposal of property and equipment	1,500
Net cash used in investing activities	(2,008,389)	(843,081)

Financing activities:
Proceeds from exercise of stock options	237,800	49,200
Proceeds from private placement held in escrow	-	2,500,000
Proceeds from private placements	657,552	2,952,244
Proceeds from shares to be issued	-	81,967
Cash acquired from acquisition of BYND	-	494,144
Repayment of long term loan	(46,561)	(11,437)
Repayment of lease obligation	-	(17,796)
Net cash provided by financing activities	848,791	6,048,322

Net Increase (decrease) in cash	(3,226,760)	4,860,579
Release of funds from escrow	2,484,634
Effect of foreign exchange rate changes on cash	109,647	86,390
Cash at beginning of year	3,025,350	563,015
Cash at end of year	$2,392,871	$3,025,350
Funds held in escrow at the end of year	$-	$2,484,634

Supplemental non-cash information
Shares issued for intangible asset in Zigi Carmel acquisition	$42,768,000	$-
Shares issued for intangible asset in B.Y.B.Y acquisition	$-	$850,000

The accompanying notes are an integral part of these financial statements.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2022 and 2021

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 1 – NATURE OF OPERATIONS AND GOING CONCERN

Operations

BYND Cannasoft Enterprises Inc. (the “Company” or “BYND Cannasoft”) is a Canadian company which was amalgamated under the Business Corporations Act (British Columbia) on March 29, 2021. The Company’s registered address is 2264 East 11th Avenue, Vancouver, BC, V5N 1Z6, Canada.

The Company currently operates only in Israel and through its subsidiaries (i) develops, markets and sells a proprietary client relationship management software known as “Benefit CRM” and its new Cannabis CRM platform, and (ii) manages the construction, licensing and operation of a cannabis farm and indoor cannabis growing facility

On March 29, 2021, the Company completed the business combination transactions with BYND – Beyond Solutions Ltd. (“BYND”) (note 4). As a result of the business combination transactions, BYND became a wholly owned subsidiary of the Company. This transaction is accounted for as a reverse asset acquisition of the Company by BYND (“RTO”) (note 4).

On September 22, 2022, the Company and the former shareholder of Zigi Carmel Initiatives and Investments Ltd. (“ZC”) entered into a share exchange agreement, whereby the Company would acquire 100% ownership interest in ZC from the former shareholder in exchange for 7,920,000 common shares of the Company. The share exchange agreement was executed and fully completed on September 22, 2022

Covid-19

On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (Covid-19) a “Public Health Emergency of International Concern.” On March 11, 2020, the World Health Organization characterized the outbreak as a “pandemic”. The significant outbreak of Covid-19 has resulted in a widespread health crisis that is adversely affecting the economies and financial markets worldwide, including the businesses which we operate. Furthermore, restrictions on travel and the limited ability to have meetings with personnel, vendors and services providers are expected to have an adverse effect on the Company’s businesses. The extent to which Covid-19 impacts the Company’s businesses will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of Covid-19 and the actions to contain Covid-19 or treat its impact, among others. If the disruptions posed by Covid-19 or other matters of global concern continue for an extensive period of time, the Company’s operations may be materially adversely affected.

The Covid-19 pandemic, including the recent Omicron variant, has also caused, and is likely to continue to cause, severe economic, market and other disruptions worldwide. We cannot predict whether conditions in the global financial markets will continue to deteriorate as a result of the pandemic, or that access to capital and other sources of funding will not become constrained, which could adversely affect the availability and terms of any future financings the Company may wish to undertake.

Going concern

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. To date, the Company has incurred losses and may incur further losses in the development of its business. During the year ended December 31, 2022, the Company incurred a net loss of $1,664,684 and had an accumulated deficit of $6,817,048 as at December 31, 2022. The Company’s ability to continue its operations and to realize assets at their carrying values is dependent upon its ability to raise financing and generate profits and positive cash flows from operations in order to cover its operating costs. From time to time, the Company generates working capital to fund its operations by raising additional capital through debt financing. However, there is no assurance it will be able to continue to do so in the future. These factors indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2022 and 2021

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 1 – NATURE OF OPERATIONS AND GOING CONCERN (continued)

These financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and the statement of financial position classifications used, that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

NOTE 2 – BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

a.     Basis of presentation

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These financial statements were authorized for issue by the Board of Directors on March 31, 2023.

b.     Basis of Consolidation

The consolidated financial statements incorporate the financial statements of the Company and of its wholly owned subsidiaries, BYND, Zigi Carmel and B.Y.B.Y.. B.Y.B.Y is owned directly through BYND and 24% of the shares of B.Y.B.Y. are held by a related party in trust for the Company for the purpose to comply with Israeli Cannabis Laws regarding the ownership of medical cannabis license rights.

A subsidiary is an entity over which the Company has control, directly or indirectly, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. A subsidiary is consolidated from the date upon which control is acquired by the Company and all intercompany transactions and balances have been eliminated on consolidation.

c.    Functional and presentation currency

The financial statements are presented in Canadian dollars. The functional currency of the Company is the New Israeli Shekel (“NIS”). NIS represents the main economic environment in which the Company operates.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2022 and 2021

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 2 – BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS (continued)

d.     Basis of Measurement

The financial statements were prepared based on the historical costs, except for financial instruments classified as fair value through profit and loss (“FVTPL”) and assets or liabilities for employee benefits, which are stated at their fair value, as explained in the accounting policies set out in Note 3. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

e.     Significant estimates and assumptions

The preparation of financial statements in accordance with IFRS requires the Company to use judgment in applying its accounting policies and make estimates and assumptions about reported amounts at the date of the financial statements and in the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

Revenue Recognition

The Company uses significant judgment to assess whether performance obligations sold in a customer contract are considered distinct and should be accounted for as separate performance obligations. The company also applies significant judgement in determining whether a performance obligation was satisfied over time or at a point of time, depending on the transfer of the control of the goods or services. The Company recognizes revenue over time using input method, which recognizes revenue as performance of the contract progresses. Input method recognizes revenue based on an entity’s efforts or inputs toward satisfying a performance obligation relative to the total expected efforts or inputs required to satisfy the performance obligation. The Company applies significant judgment to determine the estimated hours to completion which affects revenue recognized for software development.

Income taxes

Provisions for income taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these income tax provisions at the end of each reporting period. However, it is possible that at some future date an additional liability could result from audits by tax authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made. Deferred tax assets are recognized when it is determined that the company is likely to recognize their recovery from the generation of taxable income.

Useful lives of property and equipment

Estimates of the useful lives of property and equipment are based on the period over which the assets are expected to be available for use. The estimated useful lives are reviewed annually and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence, and legal or other limits on the use of the relevant assets. In addition, the estimation of the useful lives of the relevant assets may be based on internal technical evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in the estimates brought about by changes in the factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of the equipment would increase the recorded expenses and decrease the non-current assets.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2022 and 2021

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 2 – BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS (continued)

e.	Significant estimates and assumptions (continued)

Convertible debentures

The identification of convertible note components is based on interpretations of the substance of the contractual arrangement and therefore requires judgement from management. The separation of the components affects the initial recognition of the convertible debenture at issuance and the subsequent recognition of interest on the liability component. The determination of the fair value of the liability is also based on a number of assumptions, including contractual future cash flows, discount rates and the presence of any derivative financial instruments.

Other Significant judgments

The preparation of financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant judgments in applying the Company’s financial statements include:

●	the assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty;

●	the classification of financial instruments;

●	the assessment of revenue recognition using the five-step approach under IFRS 15 and the collectability of amounts receivable; and

●	the determination of the functional currency of the company.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES

a.     Foreign Currency Transactions

Transactions and balances:

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Nonmonetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2022 and 2021

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (continued)

a.	Foreign Currency Transactions (continued)

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in profit or loss in the period in which they arise, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognized in other comprehensive income in to the extent that gains and losses arising on those non-monetary items are also recognized in other comprehensive income. Where the non-monetary gain or loss is recognized in profit or loss, the exchange component is also recognized in profit or loss.

Translation to presentation currency

The functional currency of the Company is the NIS, which is different from its presentation currency Canadian dollar. The financial results and position of the Company are translated from NIS to Canadian dollars the as follows:

●	assets and liabilities for each statement of financial position presented are translated at the exchange rate on the date of the statement of financial position;

●	income and expenses for each statement of comprehensive loss are translated at the average exchange rate in effect during the reporting period;

Exchange differences arising on translation to presentation currency are recognized in other comprehensive income (loss) and recorded in the Company’s foreign currency translation reserve in equity.

  b.   Financial Instruments

The following is the Company’s accounting policy for financial instruments under IFRS 9:

(i)	Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI.

Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2022 and 2021

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (continued)

b.	Financial Instruments (continued)

The following table shows the classification under IFRS 9:

Financial assets / liabilities	Classification under IFRS 9
Cash	FVTPL
Amounts receivable	Amortized cost
Marketable securities	FVTPL
Trade payables and accrued liabilities	Amortized cost
Convertible debt	Amortized cost
Derivative liability	FVTPL
Promissory note	Amortized cost
Long term loan	Amortized cost

(ii)	Measurement

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the statements of loss and comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the statements of loss and comprehensive loss in the period in which they arise.

Debt investments at FVTOCI

These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognised in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVTOCI

These assets are subsequently measured at fair value. Dividends are recognised as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognised in OCI and are never reclassified to profit or loss.

(iii)	Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses. The Company shall recognize in the statements of loss and comprehensive loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2022 and 2021

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (continued)

b.	Financial Instruments (continued)

(iv)	Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity.

Financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire. The Company also derecognizes a financial liability when the terms of the liability are modified such that the terms and / or cash flows of the modified instrument are substantially different, in which case a new financial liability based on the modified terms are recognized at fair value.

Gains and losses on derecognition are generally recognized in profit or loss.

c.     Property and equipment

Property and equipment are stated at cost less accumulated depreciation. The cost of repairs and maintenance costs is expensed as incurred.

Depreciation is calculated using the straight-line method to depreciate their cost to their residual value over their estimated useful lives. Upon sale or other disposition of a depreciable asset, cost and accumulated depreciation are removed from property and equipment and any gain or loss is reflected as a gain or loss from operations. The estimated useful lives are:

Description	Years
Computers and equipment	3
Vehicles	3
Furniture and equipment	6

The assets’ residual values, useful lives and depreciation method are reviewed and adjusted if needed at least once a year.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2022 and 2021

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (continued)

d.     Employee benefits

Short term benefits

Short term benefits to employees include salaries, medical and recreation benefits and contributions to the National Insurance Institute and are recognized as expenses upon the rendering of the services.

Post-employment benefits

The group’s post-employment benefits include severance pay obligation. The plans are usually funded by deposits transferred into pension funds and managers’ insurance plans and are classified as defined benefit plans

According to the Severance Pay Law employees are entitled to receive severance pay when they are dismissed or when they retire. The liability for termination of employer-employee relations presented in the report of the financial position is the present value of the defined benefit obligation at the report of the financial position date, less the fair value of plan assets on the end of the reporting period out of which the obligation shall be directly paid, adjusted to any net limitation of the asset for defined benefit to asset ceiling. The defined benefit liability is calculated by actuarial methods using the projected unit credit method.

The current service cost and net interest on the net liability in respect of defined benefits are recognized in profit or loss. Re-measurements of the net liability in respect of defined benefits which are recognized in other comprehensive profit, include actuarial profits and losses and return on the assets of the plan (excluding amounts which were included in net interest). Re-measurements of the net liability in respect of defined benefits which were recognized in other comprehensive profit are not re-classified to profit or loss in a subsequent period.

e.     Revenue recognition

The Company’s revenue is primarily derived from service rendered for software development, cloud hosting, customer training and customer service support, and software sales from the licensing and sales of its customer relationship management (“CRM”) software. The Company recognizes revenue in accordance with IFRS 15 Revenue from Contracts with Customers.

In applying IFRS 15, the Company uses significant judgments to assess whether performance obligations sold in a customer contract are considered distinct and should be accounted for as separate performance obligations. The Company also applies significant judgement in determining whether a performance obligation was satisfied over time or at a point of time, depending on the transfer of the control of the goods or services. The Company recognizes revenue over time using input method, which recognizes revenue as performance of the contract progresses and reflects the Company’s performance in passing control in the products and services promised to the customer. Input method recognizes revenue based on an entity’s efforts or inputs toward satisfying a performance obligation relative, primarily by development work hours expended, to the total expected efforts or inputs required to satisfy the performance obligation. The Company applies significant judgment to determine the estimated work hours to completion which affects revenue recognized for software development.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2022 and 2021

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (continued)

e.	Revenue recognition (continued)

The Company recognizes revenue when control over the promised product or services is transferred to the customer. Revenue is measured at an amount that reflects the consideration to which the entity expects to be entitled in exchange for transferring goods or services to a customer.

The Company accounts for contracts with customers when it has approval and commitment for both parties, each party’s right have been identified, payment terms are defined, the contract has commercial substance and collection is probable. For contracts that involve multiple performance obligations, the Company allocates the transaction price to each performance obligation in the contract based on the relative standalone selling price and recognizes revenue when, or as, performance obligations in the contacts are satisfied.

Software development

The Company provide software customization and development service to its customers. Revenue is generally recognized over time by measuring the progress towards complete satisfaction of the performance obligation in a manner reflecting the Company’s performance in passing control in the products and services promised to the customer.

Software license

The Company provides the right to access its CRM software through licensing and sales of its CRM software. Revenue from software license are recognized at the point of time when the right to access the software is provided and the control of the license is transferred to the customer.

Software support

The Company provide ongoing software support to its customers who purchase and use its CRM software. Revenue from software support services is recognized over time as the support service is rendered.

Cloud hosting

The Company host the customer’s software and applications on its cloud platform. Revenue from cloud hosting is recognised over time when the hosting service is provided.

Other services

The Company provides cloud backup, customer training and other consulting services which are distinct from other services and products offered. Revenue from other services is recognized as services are provided.

Revenue is presented net of taxes collected from customers and remitted to government authorities. The difference between contractual payments received and revenue recognized is recorded as deferred revenue when receipts exceed revenue.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2022 and 2021

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (continued)

f.      Cost of revenue

Cost of revenue and services include the expenses incurred to develop software and provide technical support to customers, which include payroll for all employees, compensation to subcontractors that are directly involved in the development and providing technical support, cost of purchasing any third party components that are integrated with the Company’s software and then delivered to the customers, and other indirect costs such as depreciation of computer and equipment that are used in providing goods and service to customers. Third party component may include third party software, platform or hardware.

g.     Leases

The Company treats a contract as a lease when according to its terms it conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

At inception of a contract, the Company assesses whether a contract is or contains a lease. A contract is, or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company determines whether the contract involves the use of an identified asset, whether the right to obtain substantially all of the economic benefits from use of the asset during the term of the arrangement exists, and if the Company has the right to direct the use of the asset. At inception or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative standalone prices.

As is permitted under IFRS 16, the Company may elect to expense its short-term leases (term of 12 months or less) and leases of low-value assets, on a straight-line basis over the lease term. The Company has not applied such exemption during the year ended December 31, 2021.

As lessee, the Company recognizes a right-of-use asset and a lease liability at the commencement date of a lease. The right-of-use asset is initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received.

The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. In addition, the right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease or if that rate cannot be readily determined, the incremental borrowing rate.

Lease payments included in the measurement of the lease liability are comprised of:

●	Fixed payments, including in-substance fixed payments, less any lease incentives receivable;

●	Variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

●	amounts expected to be payable under a residual value guarantee;

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2022 and 2021

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (continued)

g.	Leases (continued)

●	exercise prices of purchase options if the Company is reasonably certain to exercise the option; and

●	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease.

The lease liability is measured at amortized cost using the effective interest method. It is measured when there is a change in future lease payments arising from a change in an index or rate, or if there is a change in the estimate or assessment of the expected amount payable under a residual value guarantee, purchase, extension or termination option. Variable lease payments not included in the initial measurement of the lease liability are charged directly to profit or loss.

h.     Deferred taxes

Current income tax:

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax:

Deferred tax is recognized on temporary differences at the reporting date arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. The carrying amount of deferred tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that future taxable income will be available to allow all or part of the temporary differences to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted and are expected to apply by the end of the reporting period. Deferred tax assets and deferred income tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

i.     Basic and diluted income (loss) per share

The Company presents basic income (loss) per share data for its common shares, calculated by dividing the income (loss) attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. The diluted income (loss) per share is determined by adjusting the income (loss) attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all options, warrants and similar instruments outstanding that may add to the total number of common shares. During the year ended December 31, 2022 and 2021, the Company does not have any dilutive instrument outstanding. In addition, because the Company incurred net losses, the effect of dilutive instruments would be anti-dilutive and therefore diluted loss per share equals basic loss per share.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2022 and 2021

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 4 – ACQUISITIONS

Acquisition of Zigi Carmel

On September 22, 2022, the Company and the former shareholder of Zigi Carmel Initiatives and Investments Ltd. (“ZC”) entered into a share exchange agreement, whereby the Company would acquire 100% ownership interest in ZC from the former shareholder in exchange for 7,920,000 common shares of BYND. The share exchange agreement was executed and fully completed on September 22, 2022.

The acquisition of ZC has been accounted for as asset acquisition according to IFRS 2 Share-based Payment as the acquired assets and liabilities do not constitute a business under IFRS 3 Business Combinations. The transaction price of the acquisition was measured according to the fair value of the common shares given in consideration for the assets and liabilities assumed from the acquisition, with equity increased by the corresponding amount equal to the total fair value of the common shares given. As a result, the acquisition was recorded with the consideration as detailed in the table below:

Consideration transferred:	$
Value allocated to shares issued (7,920,000 shares at $5.40 per share)		42,768,000

Fair value of assets and liabilities acquired:
Investments		137,811
Intangible asset – patents pending		42,768,000
Shareholder loan		(137,811)
		42,768,000

The intangible asset acquired in the acquisition of ZC is attributed to 2 patents pending for a therapeutic device (the “EZ-G” device) owned by ZC. The company has determined that the patents pending shall not be amortized until they are approved and then will be amortized over the course of their life.

Acquisition of B.Y.B.Y.

On October 1, 2020, BYND and the former shareholders of B.Y.B.Y. entered into a share exchange agreement, whereby BYND would acquire 74% ownership interest in B.Y.B.Y from the former shareholders in exchange for 54.58% ownership interest in BYND. One of the former shareholders would hold the remaining 26% ownership interest in B.Y.B.Y. in trust for BYND, for the purpose to comply with Israeli Cannabis Laws regarding the ownership of medical cannabis license rights. The share exchange agreement was executed and held in escrow, and the share exchange was fully completed on March 29, 2021.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2022 and 2021

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 4 – ACQUISITIONS (continued)

Acquisition of B.Y.B.Y. (continued)

The acquisition of B.Y.B.Y. has been accounted for as asset acquisition according to IFRS 2 Share-based Payment as the acquired assets and liabilities do not constitute a business under IFRS 3 Business Combinations. The fair value of the common shares given in consideration were not readily determinable, the transaction price of the acquisition was measured by the fair value of the assets and liabilities assumed from the acquisition, with equity increased by the corresponding amount equal to the total fair value of the assets and liabilities assumed. As a result, the acquisition was recorded with the consideration as detailed in the table below:

Consideration transferred:	$
Value allocated to 9,832,495 shares issued		840,941

Fair value of assets and liabilities acquired:
Amount receivable		3,759
Intangible asset		850,000
Trade payable and other liabilities		(12,818)
		840,941

The intangible asset acquired in the acquisition of B.Y.B.Y. is attributed to the primary growing license for medical cannabis in Israel held by B.Y.B.Y.. The company has determined that the license shall not be amortized, but rather will be tested for impairment at least annually or when there are any further indicators of impairment.

Reverse Takeover of BYND Cannasoft

On December 16, 2019, BYND entered into a Business Combination Agreement (“BCA”) with 1232986 B.C. Ltd. (“NumberCo”), Lincoln Acquisitions Corp. (“Lincoln”) and the shareholders of BYND. Pursuant to the terms of the BCA: (i) Lincoln and NumberCo would amalgamate to form a new company to be named “BYND Cannasoft Enterprises Inc.” (the “Company” or “BYND Cannasoft”), and (ii) the Company would acquire all of the issued and outstanding shares of BYND from its shareholders in exchange for a pro rated number of shares of BYND Cannasoft (the “Share Exchange Transaction” and together with the Amalgamation Transaction, the “Business Combination Transactions”).

On March 29, 2021, the Company issued an aggregate of 18,015,883 common shares to BYND shareholders in consideration for all the 1,761 shares issued and outstanding of BYND. Upon completion of the Share Exchange, BYND became a wholly-owned subsidiary of the Company, and the Company continued to carry out the business operations of BYND.

As a result of the Share Exchange, BYND is deemed to be the acquirer for accounting purposes (“Reverse Takeover”) and therefore its assets, liabilities and operations are included in the consolidated interim financial statements at their historical carrying value, with the operations of the Company being included from March 29, 2021, the closing date of the Reverse Takeover, and onwards.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2022 and 2021

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 4 – ACQUISITIONS (continued)

Reverse Takeover of BYND Cannasoft (continued)

At the time of the reverse takeover, the Company did not constitute a business as defined under IFRS 3 Business Combination; therefore, the Reverse Takeover of the Company by BYND is accounted for under IFRS 2 Share-based Payments. The transaction price of the acquisition was measured by reference to the fair value of the shares issued in the acquisition because the fair value of the listing service BYND received could not be reliably measured. As a result, the consideration was first allocated to the identifiable assets and liabilities based on their fair values, and the difference between the consideration given to acquire the Company and the fair values of the identifiable assets and liabilities acquired by BYND is recorded as a listing expense to profit and loss. The fair value of the consideration issued to acquire the Company is as follows:

Consideration transferred:	$
Fair value of shares retained by former BYND Cannasoft shareholders (6,269,117 shares at $0.82 per share)		5,140,676
Forgiveness of BYND debt		(276,210)
Total consideration transferred		4,864,466

Fair value of identifiable assets and liabilities acquired:
Cash		494,144
Amount receivable		1
Trade payable and other liabilities		(24,069)
Total net assets acquired		470,076
Listing expense		4,394,390

NOTE 5 – AMOUNTS RECEIVABLE

	December 31, 2022	December 31, 2021
Trade receivables	$136,274	$131,187
Income tax advances	90,528	61,547
Due from shareholders	1,002	4,094
	$227,804	$196,828

Information on the Company’s exposure to credit risk and market risk, as well as impairment losses on trade receivables and other amounts receivable, is provided in Note 15.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2022 and 2021

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 6 – RIGHT OF USE ASSETS

The Company’s right-of-use asset relates to the lease of office space. The Company recognized lease liabilities which were measured at the present value of the remaining lease payments and discounted using the lessee’s incremental borrowing rate of 1.51% per annum. The office lease has ended on October 31, 2021 and the office space is now rented on a month to month basis.

	Offices	Total
Cost
Balance, January 1, 2021	66,912	66,912
Translation differences	-	-
Balance, December 31, 2021	66,912	66,912
Translation differences	-	-
Balance, December 31, 2022	$66,912	$66,912

Accumulated depreciation
Balance, January 31, 2021	50,184	50,184
Depreciation	16,361	16,361
Translation differences	367	367
Balance, December 31, 2021	66,912	66,912
Depreciation	-	-
Translation differences	-	-
Balance, December 31, 2022	$66,912	$66,912
Net book value
At December 31, 2021	$-	$-
At December 31, 2022	$-	$-

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2022 and 2021

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 7 – INTANGIBLE ASSETS

The Company’s intangible assets relate to the proprietary Cannabis CRM software the Company is Developing, Patents pending for the EZ-G device (Note 4) as well as the primary growing license for medical cannabis in Israel (Note 4). The Additions for the Software include cost of wages of the software developers for the time they spend on developing the Cannabis CRM software.

The additions for the Patents include the fair value attributed to the Patents upon the acquisition of ZC as well as transaction and other costs in the amount of $193,382.

	Software	License	Patents	Total
Cost
Balance, December 31, 2020	$-	$-	$-	$-
Additions	450,429	850,000	-	1,300,429
Translation differences	-	-	-	-
Balance, December 31, 2021	450,429	850,000	-	1,300,429
Additions	910,197	-	42,961,382	43,871,579
Translation differences	(32,325)	-	-	(32,325)
Balance December 31, 2022	$1,328,301	$850,000	42,961,382	$45,139,683

Accumulated depreciation
Balance, December 31, 2020	$-	$-	-	$-
Depreciation	-	-	-	-
Translation differences	-	-	-	-
Balance, December 31, 2021	-	-	-	-
Depreciation	-	-	-	-
Balance December 31, 2022	$-	$-	-	$-

Net book value
At December 31, 2021	$450,429	$850,000	-	$1,300,429
At December 31, 2022	$1,328,301	$850,000	42,961,382	$45,139,683

The Company considered indicators of impairment at December 31, 2022 and 2021. The Company did not recordany impairment loss during the years ended December 31, 2022 and 2021.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2022 and 2021

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 8 – PROPERTY AND EQUIPMENT

	Computers & Equipment	Vehicles	Furniture & Equipment	Capital Work In Progress	Total

Costs
Balance, January 1, 2021	28,308	186,547	34,322	-	249,177
Additions	2,590	-	-	390,059	392,649
Translation differences	1,046	5,935	1,092	-	8,073
Balance, December 31, 2021	31,944	192,482	35,414	390,059	649,899
Additions	460	-	-	938,175	938,635
Disposals	(1,500)	-	-	-	(1,500)
Translation differences	(1,885)	(11,430)	(2,104)	(27,037)	(42,456)
Balance, December 31, 2022	$29,019	$181,052	$33,310	$1,301,197	$1,544,578

Accumulated depreciation
Balance as of January 1, 2021	21,947	110,616	26,378	-	158,941
Depreciation	3,933	33,325	2,301	-	39,560
Translation differences	914	6,278	966		8,157
Balance, December 31, 2021	26,794	150,219	29,645	-	206,658
Depreciation	2,399	28,405	2,297	-	33,101
Translation differences	(1,605)	(9,089)	(1,774)	-	(12,468)
Balance, December 31, 2022	$27,588	$169,535	$30,168	$-	$227,291
Net book value
At December 31, 2021	$5,151	$42,263	$5,768	$390,059	$443,241
At December 31, 2022	$1,431	$11,517	$3,142	$1,301,197	$1,317,287

During the year ended December 31, 2022, depreciation of $2,399 (2021 - $3,933) related to computer and equipment is included in cost of revenue.

As at December 31, 2022 and 2021 the Company’s Capital work in progress relates to the ongoing investment in the future medical cannabis cultivation facility in Moshav Kochav Michael, Israel which includes permits, design, software development and IT infrastructure.

The Company considered indicators of impairment at December 31, 2022 and 2021. The Company did not record any impairment loss during the years ended December 31, 2022 and 2021.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2022 and 2021

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 9 – TRADE PAYABLES AND ACCRUED LIABILITIES

	December 31, 2022	December 31, 2021
Trade payables	$40,241	$105,931
VAT, income and dividend taxes payable	43,703	-
Due to related parties	37,094	1,322
Salaries payable	70,417	73,345
	$191,455	$180,598

NOTE 10 – RELATED PARTY TRANSACTIONS

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Company’s Board of Directors and corporate officers. The remuneration of directors and key management personnel, not including normal employee compensation, made during the years ended December 31, 2022 and 2021 is set out below:

	December 31, 2022	December 31, 2021
Salary (cost of sales and services)	$200,747	$98,523
Salary (general and administrative expenses)	376,237	39,492
Salary (Intangible asset – software)	553,326	300,273
Consulting (Capital work in progress)	75,274	113,107
Consulting (Professional fees)	143,500	61,000
	$1,349,084	$612,395

As at December 31, 2022, $1,002 was owed from shareholders of the Company (2021 – $4,094). Amounts owed were recorded in amounts receivable are non-interest bearing and unsecured.

As at December 31, 2022, $37,094 was owed to directors of the Company (2021 – $1,322). Amounts due were recorded in accounts payable are non-interest bearing and unsecured.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2022 and 2021

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 11 – LEASE LIABILITIES

The Company had leases including leases of offices for 1-2 years. The office lease has ended on October 31, 2021 and the office space is now rented on a month to month basis.

	December 31, 2022	December 31, 2021
Balance, opening	$-	$18,195
Additions	-	-
Lease payments	-	(17,796)
Interest	-	135
Translation difference	-	(534)
Balance, ending	$-	$-

NOTE 12– LONG TERM LOAN

During the year ended December 31, 2020, the Company secured a term loan with a principal amount of $192,560 (NIS 500,000) from an Israeli bank. The loan bears interest at the rate of 3.14% per annum and matures on September 18, 2025. The loan is subject to 48 monthly payments commencing October 18, 2021. $9,628 (NIS 25,000) was deposited in the bank as security for the loan.

The activities of the long term loan during the years ended December 31, 2022 and 2021 are as follows:

	December 31, 2022	December 31, 2021
Balance, opening	$192,651	198,405
Addition	-	-
Repayments	(46,561)	(11,437)
Interest expense, accrued	4,977	5,562
Translation difference	(15,096)	121
Balance, ending	135,971	192,651
Less:
Long term loan – current portion	47,740	49,207
Long term loan – non-current portion	$88,231	143,444

The undiscounted repayments for each of the next four years and in the aggregate are:

Year ended	Amount
December 31, 2023	$47,740
December 31, 2024	49,241
December 31, 2025	38,990

$135,971

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2022 and 2021

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 13 – EMPLOYEE BENEFITS

The severance pay liability constitutes a defined benefit plan and was calculated using actuarial assumptions. In measuring the present value of the defined benefit obligation and the current service costs the projected unit credit method was used.

a.	Plan asset (liability)

Information on the Company’s defined benefit pension plan and other defined benefit plans, in aggregate, is summarized as follows:

	December 31, 2022	December 31, 2021
Defined benefit plan liability	$(86,016)	$(87,058)
Less:
fair value of plan asset or asset ceiling	-	-
	$(86,016)	$(87,058)

b.	Changes in the present value of the defined benefit plan liability

The following are the continuities of the fair value of plan asset or plan liability and the present value of the defined benefit plan obligations:

	December 31, 2022	December 31, 2021
Balance, opening	$(87,058)	$(82,867)
Recognized in profit and loss for the year:
Interest cost	(1,964)	(1,306)
Current service cost	(6,023)	(6,391)
Actuarial gain (loss) for change of assumptions	3,835	6,223
Translation differences	5,194	(2,717)
Balance, ending	$(86,016)	$(87,058)

The actual amount paid may vary from the estimate based on actuarial valuations being completed, investment performance, volatility in discount rates, regulatory requirements and other factors.

c.	Major assumptions in determining the defined benefit plan liability

The principal actuarial assumptions used in calculating the Company’s defined benefit plan obligations and net defined benefit plan cost for the years were as follows (expressed as weighted averages):

	December 31, 2022	December 31, 2021
Capitalization rate	2.73%	2.4%
Salary growth rate	0%	0%
Retirement rate	5%	5%

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2022 and 2021

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 13 – EMPLOYEE BENEFITS (continued)

d.	Sensitivity analysis

The following table outlines the key assumptions for the years ended December 31, 2022 and 2021 and the sensitivity of a 1% change in each of these assumptions on the defined benefit plan obligations and the net defined benefit plan cost.

The sensitivity analysis provided in the table is hypothetical and should be used with caution. The sensitivities of each key assumption have been calculated independently of any changes in other key assumptions. Actual experience may result in changes in a number of key assumptions simultaneously. Changes in one factor may result in changes in another, which could amplify or reduce the impact of such assumptions.

	December 31, 2022	December 31, 2021
Capitalization rate:
Impact of: 1% increase	$(4,974)	$(5,352)
1% decrease	6,013	6,568
Salary growth rate:
Impact of: 1% increase	6,128	6,561
1% decrease	$-	$-

NOTE 14 – EQUITY

Authorized

Unlimited number of common shares without par value.

Issued

As at December 31, 2021, 37,885,932 common shares were issued and outstanding.

During the year ended December 31, 2022

On January 13, 2022, the Company completed a non-brokered private placement financing wherein it raised $122,950 through the issuance of 40,983 common shares at a price of $3.00 per share.

On May 3, 2022, 150,000 stock options were exercised to common shares for a total proceeds of $123,000.

On July 4, 2022 the Company issued 6,727 common shares following the vesting of RSU’s.

On September 20, 2022 140,000 stock options were exercised to common shares for a total proceeds of $114,800.

On September 22, 2022, as part of the acquisition of Zigi Carmel described in note 4, the Company issued 7,920,000 of its common shares to the former shareholder of Zigi Carmel in exchange for all of the issued and outstanding shares of Zigi Carmel.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2022 and 2021

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 14 – EQUITY (continued)

On October 3, 2022, the Company issued 6,727 common shares to two directors following the vesting of RSU’s.

On October 5, 2022, the Company completed a non-brokered private placement financing wherein it raised $616,570 through the issuance of 142,395 common shares at a price of $4.33 per share.

During the year ended December 31, 2021

On March 29, 2021, as part of the reverse takeover as described in note 4, the Company issued 18,015,883 of its common shares to the former shareholders of BYND in exchange for all of the issued and outstanding shares of BYND. Total 6,269,117 shares were retained by the former shareholders of the Company.

On May 5, 2021, the Company announced that it completed a non-brokered private placement financing wherein it raised $522,410 through the issuance of 435,337 common shares at a price of $1.20 per share.

On July 5, 2021, the Company announced that it completed a non-brokered private placement financing wherein it raised $1,840,000 through the issuance of 2,000,000 common shares at a price of $0.92 per share.

On August 16, 2021, 5,000 stock options were exercised to common shares and on September 21, 2021, 55,000 stock options were exercised to common shares for a total proceeds of $49,200.

On October 4, 2021, the Company completed two non-brokered private placements financing wherein it raised $2,500,000 through the issuance of 2,403,846 common shares at a price of $1.04 per share as well as 400,000 non-transferable share purchase warrants at an exercise price of $1.30 per common share.

The funds raised from the $2,500,000 private placement were held in escrow until the company’s shares were approved for listing on the Nasdaq.

In connection with the second financing, the Company raised $189,834 through the issuance of 94,917 common shares at a price of $2.00 per share.

On October 14, 2021, the Company completed a non-brokered private placement financing wherein it raised $400,000 through the issuance of 200,000 common shares at a price of $2.00 per share.

Warrants

The Company recorded a share purchase warrants reserve of $639,879 based on the Black-Scholes option pricing model and the following input assumptions:

Weighted average fair value of warrants issued on October 4, 2021	$1.60
Exercise price	1.30
Risk-free interest rate	1.33%
Estimated life	2 years
Expected volatility	100.13%
Expected dividend yield	0%

The following table summarizes the warrants outstanding for the year ended December 31, 2022:

	Number of Warrants	Weighted Average Exercise Price
Outstanding at January 1, 2021	-	-
Granted during the period	400,000	$1.30
Exercised during the period	-	$-
Expired during the period	-	$-
Outstanding at December 31, 2021	400,000	$1.30
Exercised during the period	-	$-
Granted during the period	-	$-
Outstanding at December 31, 2022	400,000	$1.30

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2022 and 2021

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 14 – EQUITY (continued)

Stock options

The Company has a stock option plan to grant incentive stock options to directors, officers, employees and consultants. Under the plan, the aggregate number of common shares that may be subject to option at any one time may not exceed 10% of the issued common shares of the Company as of that date, including options granted prior to the adoption of the plan. The exercise price of these options is not less than the Company’s closing market price on the day prior to the grant of the options less the applicable discount permitted by the CSE. Options granted may not exceed a term of five years.

During the year ended December 31, 2021, there were 780,000 stock options granted to the directors and officers of the Company with an exercise price of $0.82 per share. The options are exercisable for a period five years from the grant date and are subject to the following vesting schedule: 25% upon listing of the Company’s shares on the Canadian Stock Exchange, 25% on 90 days thereafter, 25% on 180 days thereafter and the remainder on 270 days thereafter. In addition, 240,000 stock options were granted to a director of the Company with an exercise price of $1.22 per share and 115,000 stock options were granted to a director of the Company with an exercise price of $2.65 per share.

During the year ended December 31, 2022, there were 10,000 stock options granted to a director of the Company with an exercise price of $6.20 per share and 290,000 stock options were exercised to shares.

As at December 31, 2022, 612,500 of these stock options were vested. During the year ended December 31, 2021, the Company recorded $550,517 in share-based payment expense. During the year ended December 31, 2022, the Company recorded $153,909 in share-based payment expense.

The following table summarizes the options outstanding for the year ended December 31, 2022:

	Number of Options	Weighted Average Exercise Price
Outstanding at January 1, 2021	-	-
Granted during the period	1,135,000	$1.09
Exercised during the period	(60,000)	$0.82
Cancelled during the period	(180,000)	$0.82
Outstanding at December 31, 2021	895,000	$1.16
Exercised during the period	(290,000)	$0.82
Granted during the period	10,000	$6.20
Outstanding at December 31, 2022	615,000	$1.41
Exercisable at December 31, 2022	612,500	$1.39

Additional information regarding stock options outstanding as of December 31, 2022, is as follows:

Outstanding			Exercisable
Number of stock options	Weighted average remaining contractual life (years)	Weighted Average Exercise Price	Number of stock options	Weighted Average Exercise Price

250,000	3.25	$0.82	250,000	$0.82
240,000	3.50	$1.22	240,000	$1.22
115,000	3.83	$2.65	115,000	$2.65
10,000	4.50	$6.20	7,500	$6.20

615,000	3.48	$1.41	612,500	$1.39

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2022 and 2021

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 14 – EQUITY (continued)

Details of the fair value of options granted and the assumptions used in the Black-Scholes option pricing model are as follows:

	2022	2021
Weighted average fair value of options granted	$3.96	$0.84
Risk-free interest rate	3.56%	1.04%
Estimated life (in years)	5	5
Expected volatility	75.91%	73.69%
Expected dividend yield	0%	0%

NOTE 15 – FINANCIAL INSTRUMENTS

a.	Fair value

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

●	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

●	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

●	Level 3 – Inputs that are not based on observable market data.

Management estimates that cash, amounts receivable and other current liabilities approximately constitute their fair value in view of the fact that these are short term instruments.

b.	Financial risk management

The Company is exposed to various financial risks through its financial instruments: credit risk, liquidity risk and market risk (including currency risk, interest rate risk and other price risk). The following analysis enables users to evaluate the nature and extent of the risks.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2022 and 2021

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 15 – FINANCIAL INSTRUMENTS (continued)

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company is subject to credit risk on its cash and amounts receivable which include trade and other amounts receivable (Note 5). The Company limits its exposure to credit loss on cash by placing its cash with a high-quality financial institution. The Company has concentrations of credit risk with respect to amounts receivable as large amounts of its trade receivables are concentrated amongst a small number of customers. The Company performs credit evaluations of its customers but generally does not require collateral to support trade receivable.

Amounts receivable primarily consist of trade receivables and sales tax receivable. The Company provides credit to very limited customer base in the normal course of business and has established credit evaluation via an active direct consultation with its customers to mitigate credit risk. Amounts receivable are shown net of any provision made for impairment of receivables. Due to this factor, the Company believes that no additional credit risk, beyond amounts provided for collection loss, is inherent in amounts receivable.

Expected credit loss (“ECL”) analysis is performed at each reporting date using an objective approach to measure expected credit losses. The provision amounts are based on direct management interface with the customer. The calculations reflect the probability-weighted outcome, the time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions. Amounts receivable are written off when there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, amongst others, business failure, the failure of a debtor to engage in a repayment plan, and a failure to make contractual payments over the negotiated contract period.

During the year ended December 31, 2022 and 2021, there was $nil impairment loss on amounts receivable recognized in the statement of income (loss) and comprehensive income (loss).

The Company’s aging of trade receivables (Note 5) were as follows:

	December 31, 2022	December 31, 2021
0 – 30 days	$74,987	$66,087
31 – 60 days	61,287	65,100
	$136,274	$131,187

Liquidity risk

Liquidity risk is defined as the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities. Financial liabilities include principal and interest payments.

The Company’s liquidity risk is that it is not able to settle liabilities when due or that it can do so only at an abnormally high cost. Accordingly, one of management’s primary goals is to maintain an optimum level of liquidity by actively managing assets, liabilities and cash flows generated by operations. The Company’s future strategies can be financed through a combination of cash flows generated by operations, borrowing under existing credit facilities, and the issuance of equity. Management prepares regular budgets and cash flow forecasts to help predict future changes in liquidity.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2022 and 2021

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 15 – FINANCIAL INSTRUMENTS (Continued)

The Corporation has financial liabilities with the following maturities as at December 31, 2022:

	Contractual cash flows
	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	5 year and over	Total
Trade payables (Note 9)	$40,241	$-	$-	$-	$-	$40,241
Long term loan and unpaid interest (Note 12)	47,740	49,241	38,990	-	-	135,971
Financial liabilities	$87,981	$49,241	$38,990	$-	$-	$176,212

The Corporation has financial liabilities with the following maturities as at December 31, 2021:

	Contractual cash flows
	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	5 year and over	Total
Trade payables (Note 9)	$105,931	$-	$-	$-	$-	$105,931
Long term loan and unpaid interest (Note 12)	49,207	50,754	52,350	40,340	-	192,651
Financial liabilities	$155,138	$50,754	$52,350	$40,340	$-	$298,582

Market risk

Market risk is the risk that the fair value or future cash flows from financial instruments will change as a result of changes in market prices. Market risk includes risks such as currency risk and share price risk. The financial instruments of the Company which are affected by market risk consist mainly of foreign currency cash and deposits, Company’s US dollar denominated convertible debenture and investments in marketable securities.

Foreign currency risk

As of December 31, 2022, the Company has a surplus of financial assets over financial liabilities denominated in USD, consisting of cash, in the sum of $1,394,585 (2021 - surplus of financial assets over financial liabilities denominated in USD, consisting of cash and funds held in escrow, in the sum of $4,314,847).

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2022 and 2021

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 15 – FINANCIAL INSTRUMENTS (Continued)

Currency sensitivity analysis

The table below demonstrates the sensitivity test to a reasonable possible change in the exchange rate of the US dollar, with all other variables unchanged. The impact on the Company’s pre-tax profit and loss arises from changes in the fair value of the assets and financial liabilities is as follows:

	Change in the USD exchange rate	Impact on pre-tax profit
December 31, 2022	5% increase	$(69,729)
	5% decrease	69,729
December 31, 2021	5% increase	(215,742)
	5% decrease	$215,742

Equity (share price) risk

The Company’s investments in tradable shares are sensitive to market price risk arising from uncertainties concerning the future value of these investments.

As of December 31, 2022, Company’s exposure as a result of investments in tradable shares is $nil (2021 – $nil). A 10% decrease in share price may reduce the Company’s pre-tax profit and loss by approximately $nil (2021 - $nil). A 10% subsequent increase in the value of the tradable shares shall increase Company’s pre-tax profit and loss by a similar amount.

c.	Capital management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development and sale of its products and services, as well as to ensure that the Company is able to meet its financial obligations as they become due. The capital structure consists of components of shareholders’ equity, promissory note due to related parties and the term loan provided by the bank.

The basis for the Company’s capital structure is dependent on the Company’s expected business growth and changes in business environment. To maintain or adjust the capital structure, the Company may issue new shares, incur debt or return capital to shareholders. The Company does not presently utilize any quantitative measures to monitor its capital, but rather relies on the expertise of the Company’s management to sustain the future development of the business. Management reviews its capital management approach on an ongoing basis and believes that this approach is reasonable.

The Company is not subject to externally imposed capital requirements. There were no changes to the Company’s approach to capital management during the years ended December 31, 2022 and 2021.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2022 and 2021

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 16 – REVENUE AND DEFERRED REVENUE

The Company has derived its revenue from the sources as summarized in the following:

	December 31, 2022	December 31, 2021
Software development	$761,166	$725,862
Software licensing	213,749	208,625
Software support	71,460	196,703
Cloud hosting	67,334	72,945
Others	9,363	13,324
	$1,123,072	$1,217,459

The Company recognized revenues from contracts with customers in accordance with the following timing under IFRS 15:

	December 31, 2022	December 31, 2021
Revenue recognized over time	$909,323	$1,008,834
Revenue recognized at a point of time	213,749	208,625
	$1,123,072	$1,217,459

Deferred revenue represents contract liabilities for customer payments received related to services yet to be provided subsequent to the reporting date. Significant changes in deferred revenue during the years ended December 31 are as follows:

	December 31, 2022	December 31, 2021
Deferred revenue, beginning	$30,046	$107,865
Customer payments received attributable to contract liabilities for unearned revenue	263,404	64,434
Revenue recognized from fulfilling contract liabilities	74,381	142,253
Deferred revenue, ending	$219,068	$30,046

The Company derives significant revenues from one customer. During the year ended December 31, 2022, revenue from this customer were 83% (2021 - 80%) of total revenue. The trade receivable outstanding as at December 31, 2022, and 2021 are due from this customer.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2022 and 2021

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 17 – COST OF REVENUE

Cost of revenue incurred during the years ended December 31 are comprised of the following:

	December 31, 2022	December 31, 2021
Salaries and benefits	$510,615	$563,165
Subcontractors expense (recovery)	(16,318)	570
Software and other	9,804	26,653
Depreciation	2,399	3,933
	$506,500	$594,321

NOTE 18 – INCOME TAXES

The relevant companies’ tax applicable to the Company commencing from 2021 (Year of Amalgamation) and thereafter is 27%.

The relevant companies’ tax applicable to BYND commencing from 2018 and thereafter is 23%. Current taxes for the reported periods are calculated according to the said tax rate.

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	December 31, 2022	December 31, 2021
Income (loss) before tax	$(1,658,404)	$(4,843,325)
Income tax rate	27% and 23%	27% and 23%
Expected income expense (recovery)	(460,055)	(1,325,208)
Permanent differences	(216,957)	1,224,524
Prior years reassessment of tax expense	-	-
Change in unrecognized deferred assets	43,428	(14,629)
Change in valuation allowance	542,633	102,162
Other	97,231	48,564
Total income tax expense	$6,280	$35,413

Current income tax	$6,280	$35,413
Deferred income tax	-	-
Total income tax expense	$6,280	$35,413

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2022 and 2021

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 18 – INCOME TAXES (continued)

Temporary differences that give rise to the following deferred tax assets and liabilities at are:

	December 31, 2022	December 31, 2021
Deferred tax assets
Non-capital loss carry forwards - Canada	644,794	102,162
Non-capital loss carry forwards - Israel	-	-
	$644,794	$102,162
Valuation allowance	(644,794)	(102,162)
	$-	$-

The Company has Canadian non-capital losses of $2,009,751 which is available to offset future years’ taxable income in Canada.

BYND has $nil (2021 - $nil) in non-capital losses carried forward for tax purposes, which can be carried forward indefinitely to be offset against future business income and business capital gains.

Tax attributes are subject to review, and potential adjustment, by tax authorities.

NOTE 19 – SUBSEQUENT EVENTS

On January 3, 2023, the Company issued 6,727 common shares to two directors following the vesting of RSU’s.

BYND CANNASOFT ENTERPRISES INC.

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2022

(Expressed in Canadian dollars)

(Unaudited)

The following unaudited pro forma combined financial statements give effect to the following transaction:

The acquisition of Zigi Carmel Initiatives and Investments Ltd. (“ZC”) by the Company pursuant to a Share Purchase Agreement dated September 18, 2022. Pursuant to the Share Purchase Agreement, the Company acquired all of the outstanding common shares of ZC from its shareholder Carmel Zigdon (“Carmel”) in exchange for 7,920,000 common shares of the Company issued to Carmel. The conditions precedent to the Share Purchase Agreement were fulfilled on September 22, 2022.

These financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

BYND CANNASOFT ENTERPRISES INC.

Pro Forma Consolidated Statement of Financial Position

As at December 31, 2022

(Unaudited - Expressed in Canadian dollars)

	BYND Cannasoft Enterprises Inc.	Zigi Carmel Initiatives and Investments Ltd.	Pro forma adjustments	Notes	Pro forma as adjusted
	$	$	$		$
ASSETS
CURRENT ASSETS
Cash	2,526,321	-	(133,450)	3(b)	2,392,871
Amounts receivable	227,804	-	-		227,804
Prepaid expenses	825,563	-	-		825,563
Investments	-	137,811	(137,811)	3(c)	-
	3,579,688	137,811	(271,261)		3,446,238
Intangible Assets	2,238,233	-	42,901,450	3(b)	45,139,683
Property and equipment	1,317,287	-	-		1,317,287
TOTAL ASSETS	7,135,208	137,811	42,630,189		49,903,208

LIABILITIES
CURRENT LIABILITIES
Trade payables and accrued liabilities	191,455	137,811	(137,811)	3(c)	191,455
Deferred revenue	219,068	-	-		219,068
Long term loan – current portion	47,740	-	-		47,740
	458,263	137,811	(137,811)		458,263

Long term loan	88,231	-	-		88,231
Liabilities for employee benefits	86,015	-	-		86,015
TOTAL LIABILITIES	632,509	137,811	(137,811)		632,509

SHAREHOLDERS’ EQUITY
Share capital	12,038,522	38,512	42,768,000	3(b)	54,806,522
Share purchase warrants reserve	639,879	-	(38,512)	3(d)	639,879
Shares to be issued	41,875	-	-		41,875
Share-based payment reserve	570,446	-	-		570,446
Capital reserve for re-measurement of defined benefit plan	13,279	-	-		13,279
Translation differences reserve	15,746	-	-		15,746
Accumulated deficit	(6,817,048)	(38,512)	38,512	3(d)	(6,817,048)

TOTAL SHAREHOLDERS’ EQUITY	6,502,699	-	42,768,000		49,270,699

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	7,135,208	137,811	42,630,189		49,903,208

BYND CANNASOFT ENTERPRISES INC.

Pro Forma Consolidated Statement of Loss and Comprehensive Loss

For the Year Ended December 31, 2022

(Unaudited - Expressed in Canadian dollars)

	BYND Cannasoft Enterprises Inc.	Zigi Carmel Initiatives and Investments Ltd.	Pro forma adjustments	Notes	Pro forma as adjusted
	$	$	$		$

Revenues	1,123,072	-	-		1,123,072
Cost of revenue	(506,500)	-	-		(506,500)
Gross profit	616,572	-	-		616,572

Consulting and marketing	8,190	-	-		8,190
Depreciation	30,702	-	-		30,702
General and administration expenses	1,101,209	38,512	-		1,139,721
Professional fees	1,220,746	-	-		1,220,746
	(2,360,847)	-	-		(2,399,359)

Loss before other items	(1,744,275)	-	-		(1,782,787)
Finance expenses, net	(14,451)	-	-		(14,451)
Foreign exchange gain	100,322	-	-		100,322
	85,871	-	-		85,871

Loss before tax	(1,658,404)	-	-		(1,696,916)
Tax expense	(6,280)	-	-		(6,280)
Loss for the year	(1,664,864)	-	-		(1,703,196)
Exchange differences on translation	(11,709)	-	-		(11,709)
Remeasurement of a defined benefit plan, net	3,835				3,835
Total Comprehensive Loss	(1,627,558)	-	-		(1,711,070)
Net loss per common share, basic and diluted	(0.052)	(0.003)	0.002		(0.053)
			2,169,863
Weighted average number of common shares outstanding, basic and diluted	29,696,097	10,000,000	(10,000,000)		31,865,960

BYND CANNASOFT ENTERPRISES INC.

Notes to the Pro Forma Consolidated Financial Statements

(Unaudited - Expressed in Canadian dollars)

1.	BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated statement of financial position and unaudited pro forma consolidated statement of loss and comprehensive loss (collectively, the “Unaudited Pro Forma Consolidated Financial Statements”) have been prepared for disclosure in the F-1 registration statement.

These Unaudited Pro Forma Consolidated Financial Statements have been compiled in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”), using the significant accounting policies on a basis consistent with the Company’s accounting policies applied during the period ended December 31, 2022.

The unaudited pro forma consolidated financial statements are based on the Company’s historical financial statements as well as those of Zigi Carmel Initiatives and Investments Ltd.(“ZC”). These historical consolidated financial statements have been adjusted to give effect to the acquisition of the above-mentioned company and the shares issued as part of the acquisition. The unaudited pro forma consolidated statements of operations for the year ended December 31, 2022 give effect to the above-mentioned company acquisition as if it had occurred on January 1, 2022. The unaudited proforma consolidated statements of financial position as of December 31, 2022 give effect to the above-mentioned company acquisition as if it had occurred on January 1, 2022. The Company, and its subsidiaries, have a fiscal year end of December 31.

It is management’s opinion that these Unaudited Pro Forma Consolidated Financial Statements includes all adjustments necessary for the fair presentation of the Acquisition.

The unaudited pro forma condensed combined financial information is for illustrative purposes only. These companies may have performed differently had they actually been combined for the periods presented. You should not rely on the pro forma combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined companies will experience after the acquisition.

The Unaudited Pro Forma Consolidated Financial Statements has been prepared in accordance with the Company’s accounting policies, as disclosed in BYND’s audited financial statements for the year ended December 31, 2022,

2.	SUMMARY OF TRANSACTION

On September 22, 2022, the Company and the former shareholder of ZC entered into a share exchange agreement, whereby the Company would acquire 100% ownership interest in ZC from the former shareholder in exchange for 7,920,000 common shares of BYND. The share exchange agreement was executed and fully completed on September 22, 2022.

The acquisition of ZC has been accounted for as asset acquisition according to IFRS 2 Share-based Payment as the acquired assets and liabilities do not constitute a business under IFRS 3 Business Combinations. The transaction price of the acquisition was measured according to the fair value of the common shares given in consideration for the assets and liabilities assumed from the acquisition, with equity increased by the corresponding amount equal to the total fair value of the common shares given. As a result, the acquisition was recorded with the consideration as detailed in the table below:

Consideration transferred:	$
Value allocated to shares issued (7,920,000 shares at $5.40 per share)		42,768,000

Fair value of assets and liabilities acquired:
Investments		137,811
Intangible asset – patents pending		42,768,000
Shareholder loan		(137,811)
		42,768,000

The intangible asset acquired in the acquisition of ZC is attributed to 2 patents pending for a therapeutic device (the “EZ-G” device) owned by ZC. The company has determined that the patents pending shall not be amortized until they are approved and then will be amortized over the course of their life.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Pro Forma Consolidated Financial Statements

(Unaudited - Expressed in Canadian dollars)

3.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

These Unaudited Pro Forma Consolidated Financial Statements have been prepared based on the following adjustments and assumptions:

a)	The unaudited pro forma consolidated statement of financial position gives effect to the Acquisition as if it had occurred on January 1, 2022. The unaudited pro forma consolidated statement of loss and comprehensive loss for the year ended December 31, 2022, gives effect to the Acquisition as if it had occurred on January 1, 2022.

b)	As consideration for acquiring all of the issued and outstanding common shares of ZC, the Company issued 7,920,000 common shares to the shareholder of ZC. The fair value of the shares issued is assumed to be $5.40 per share, based on the market share price on the date of the transaction and paid Carmel $133,450 (US$100,000).

c)	The account balances of investments in the amount of $176,323 i and shareholder loan in the amount of $176,323 were cancelled following the payment to Carmel the US$100,000.

d)	Elimination of ZC share capital and accumulated deficit upon consolidation.

Zigi Carmel Initiatives and Investments Ltd.

FINANCIAL STATEMENTS

For the Period from Incorporation

on June 12, 2022 to December 31, 2022

(EXPRESSED IN NIS)

Hilewitz Tzemach, C.P.A.

INDEPENDENT AUDITORS’ REPORT

To the shareholders of

Zigi Carmel Initiatives and Investments Ltd.

We have audited the accompanying statement of financial position of Zigi Carmel Initiatives and Investments Ltd. (“the Company”), as of December 31, 2022, the related statements of operations and changes in shareholders’ equity for the period from incorporation on June 21, 2022 to December 31, 2022. These financial statements are the responsibility of the Company’s board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Israel, including those prescribed by the Israeli Auditors’ Regulations (Auditor’s Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the board of directors and management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and the related statement of operations, changes in shareholders’ equity for the period from incorporation on June 21, 2022 to December 31, 2022, in accordance with generally accepted accounting principles in Israel (Israeli GAAP).

“Tzemach Hilewitz”
Tel-Aviv, Israel	Certified Public Accountant (Isr.)
March 28, 2023

Tzemach Hilewitz, C.P.A.

7 Bar Ilan St., Givat Shmuel 54019

Mobile – 054-4920773, Telefax – 03-5324576

Zigi Carmel Initiatives and Investments Ltd.

Statement of Financial Position

(Expressed in New Israeli Shekels)

	Note	December 31, 2022
Assets
Current assets

Investments	3	NIS	357,841

Total assets		NIS	357,841

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	4	NIS	357,841
			357,841

Shareholders’ Equity
Share capital	5	NIS	100,000
Accumulated deficit			(100,000)
Total shareholders’ equity			-

Total liabilities and shareholders’ equity		NIS	357,841

Going concern (Note 1)

These financial statements were approved for issue by the Board of Directors on March 28, 2023 and signed on its behalf by:

“Carmel Zigdon”
Director

The accompanying notes are an integral part of these financial statements

Zigi Carmel Initiatives and Investments Ltd.

Statement of Loss and Comprehensive Loss

(Expressed in New Israeli Shekels)

	For the Period from Incorporation on June 12, 2022 to December 31, 2022
Expenses
Management Fees	NIS	90,000
Accounting and audit		10,000
Total expenses		100,000

Loss for the year		100,000

Other comprehensive income
Exchange difference on translation of foreign operation		-
Total comprehensive loss	NIS	100,000

Basic and diluted loss per common share	NIS	(0.01)

Weighted average number of common shares outstanding – basic and diluted		10,000,000

The accompanying notes are an integral part of these financial statements.

Zigi Carmel Initiatives and Investments Ltd.

Statement of Changes in Shareholder’s Equity

(Expressed in New Israeli Shekels)

	Share Capital			Translation		Total
	Number of Shares	Amount		Differences Reserve	Retained Earnings	Shareholders’ Equity
Incorporators shares issued on June 12, 2022	10,000,000	NIS	100,000	-	-	NIS	100,000
Net loss	-		-	-	(100,000)		(100,000)
Balance, December 31, 2022	10,000,000		100,000	-	(100,000)		-

The accompanying notes are an integral part of these financial statements.

Zigi Carmel Initiatives and Investments Ltd.

Notes to the Financial Statements

For the Period from Incorporation on June 12, 2022 to December 31, 2022

(Expressed in New Israeli Shekels, unless otherwise noted)

NOTE 1 – NATURE OF OPERATIONS

Operations

Zigi Carmel Initiatives and Investments Ltd. (the “Company”) was incorporated in Israel and commenced operations on June 12, 2022. The Company’s registered address and principal place of business is at 9 Belinson Street, Tel Aviv, Israel.

On September 22, 2022, the Company was acquired by BYND Cannasoft Enterprises Inc.

The Company owns the EZ-G device, a unique, patent-pending device that, combined with proprietary AI software (provisional application), regulates the flow of low-concentration CBD oils into the soft tissues of the female sexual organs. According to research conducted across the globe, treatment with low-concentration CBD oils can relieve candida, dryness, scars, and many other female health issues.

The Company intends to pursue the final registration of the following patents:

●	PCT/IL2022/050783 for Medical Adult Toy filed on July 20, 2022 and the Publication No. is WO 2023/002485 (January 26, 2023) - summary of patented technology:
medical adult toys that can perform various operations with user organs and deliver stimulating and medical substances, such as cannabinoid extracts
●	PCT PCT/IL2023/050016 for Smart AI Adult Toy which was filed on January 5, 2023 (awaiting International Search Report and Written Opinion) - summary of patented technology:
adult toys utilizing one or more sensors for controllable operation and liquid administering mechanism

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company has no sources of income and the continuing operations of the Company are dependent upon its ability to raise adequate financing to acquire and develop its business interests in the future. These items may cast a significant doubt on the Company’s ability to continue as a going concern. The financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations. Such adjustments could be material.

COVID-19

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. The impact on the Company is not determinable at present and management continues to monitor the situation.

Zigi Carmel Initiatives and Investments Ltd.

Notes to the Financial Statements

For the Period from Incorporation on June 12, 2022 to December 31, 2022

(Expressed in New Israeli Shekels, unless otherwise noted)

NOTE 2 – STATEMENT OF COMPLIANCE AND SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

These financial statements have been prepared in accordance with generally accepted accounting principles in Israel (Israeli GAAP).

These financial statements were authorized for issue by the Board of Directors on March 28, 2023.

Basis of presentation

These financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value through profit and loss, which are stated at their fair value. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

Functional and presentation currency

These financial statements are presented in Canadian dollars. The functional currency of the Company is the New Israeli Shekel (“NIS”). NIS represents the main economic environment in which the Company operates.

Share capital

Equity instruments are contracts that give a residual interest in the net assets of the Company. Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company’s common shares are classified as equity instruments. The Company has no stock options or warrants outstanding as at December 31, 2022.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Income tax

Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity. Current tax expense is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at the period end, adjusted for amendments to tax payable with regards to previous periods.

Deferred tax is recorded by providing for temporary differences, between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes; the initial recognition of assets or liabilities that affect neither accounting or taxable loss; nor differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the date of the statement of financial position.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Zigi Carmel Initiatives and Investments Ltd.

Notes to the Financial Statements

For the Period from Incorporation on June 12, 2022 to December 31, 2022

(Expressed in New Israeli Shekels, unless otherwise noted)

NOTE 2 – STATEMENT OF COMPLIANCE AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Loss per share

Basic loss per share is calculated using the weighted-average number of shares outstanding during the year. The diluted loss per share reflects the potential dilution of common share equivalents, such as outstanding stock options and share purchase warrants, in the weighted average number of common shares outstanding during the period, if dilutive. For the period presented, the calculation proved to be anti-dilutive.

Significant accounting estimates and judgements

The preparation of the financial statements in conformity with Israeli GAAP requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the year. Although management uses historical experience and its best knowledge of the amount, events or actions to form the basis for judgments and estimates, actual results may differ from these estimates.

a)	Estimates

The most significant accounts that require estimates as the basis for determining the stated amounts are as follows:

Deferred income tax

The Company recognizes the deferred tax benefit of deferred tax assets to the extent their recovery is probable. Assessing the recoverability of deferred tax assets requires management to make significant estimates of future taxable profit. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions from deferred tax assets.

b)	Judgements

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are as follows:

Going Concern

The assumption that the Company is a going concern and will continue in operation for the foreseeable future and at least one year.

Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Zigi Carmel Initiatives and Investments Ltd.

Notes to the Financial Statements

For the Period from Incorporation on June 12, 2022 to December 31, 2022

(Expressed in New Israeli Shekels, unless otherwise noted)

NOTE 3 – INVESTMENTS

The Company investments in its patents is summarized in the following:

	December 31, 2022

Patent Registration	NIS	221,491
Legal fees		60,000
Tax pre ruling		55,000
Fees		21,350
	NIS	357,841

NOTE 4 – RELATED PARTIES

Key management personnel include persons having the authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined its key management personnel to be executive and non-executive officers and directors of the Company.

As at December 31, 2022, NIS 357,841 was owed to the founder of the Company and is recorded in accounts payable and accrued liabilities.

NOTE 5 – SHARE CAPITAL

Authorized share capital

10,000,000 common shares at NIS 0.01 par value.

Issued share capital

On June 12, 2022 the Company issued 10,000,000 common shares to the founder for total proceeds of NIS 10,000.

The Company had 10,000,000 common shares issued and outstanding as at December 31, 2022.

NOTE 6 – CAPITAL MANAGEMENT

The Company defines its components of equity as capital. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue business opportunities and to maintain a flexible capital structure that optimizes the costs of capital at an acceptable risk.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust capital structure, the Company may consider issuing new shares and/or debt, or adjust the amount of cash on hand.

Zigi Carmel Initiatives and Investments Ltd.

Notes to the Financial Statements

For the Period from Incorporation on June 12, 2022 to December 31, 2022

(Expressed in New Israeli Shekels, unless otherwise noted)

NOTE 6 – CAPITAL MANAGEMENT (continued)

There have been no changes to the Company’s approach to capital management at any time from the date of incorporation to December 31, 2022.

The Company is not subject to externally imposed capital requirements.

NOTE 7 – FINANCIAL INSTRUMENTS

a)	Fair value

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The Company’s due from related parties and accounts payable and accrued liabilities are both classified as financial liabilities measured at amortized costs. Their fair value approximates their carrying values, which are the amounts recorded on the statements of financial position.

b)	Financial risk management

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s exposure to credit risk includes due from related parties.

The Company has no investments in asset-backed commercial paper. The Company’s maximum exposure to credit risk is the carrying value of its financial assets. Management believes that the Company’s credit risk is negligible. The Company has not entered into any financial instruments to mitigate this risk.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by maintaining adequate cash balances to meet liabilities as they become due.

Aa at December 31, 2022, the Company had nil cash held on hand and has accounts payable and accrued liabilities of NIS 357,841. All accounts payable and accrued liabilities are current. The Company will need to obtain additional financing through the issuance of equity or other means to meet current liabilities as they come due.

Interest Rate Risk

The Company is not exposed to any significant interest rate risk.

Zigi Carmel Initiatives and Investments Ltd.

Notes to the Financial Statements

For the Period from Incorporation on June 12, 2022 to December 31, 2022

(Expressed in New Israeli Shekels, unless otherwise noted)

NOTE 8 – INCOME TAXES

A reconciliation of the Company’s expected income tax recovery to actual income tax recovery is as follows:

	For the Period from Incorporation on June 12, 2022 to December 31, 2022

Net loss	NIS	100,000
Statutory income tax rate		23%
Expected income tax recovery		23,000
Unrecognized deductible temporary differences and other		(23,000)
Income tax recovery	NIS	-

As at December 31, 2022, the Company has NIS 100,000 in non-capital losses carried forward for tax purposes, which can be carried forward indefinitely to be offset against future business income and business capital gains.

