Form 20-F
period 2023-12-31
BYND CANNASOFT ENTERPRISES INC.
filed 2024-04-03
CIK 1888151

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-41408

BYND CANNASOFT ENTERPRISES INC.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

7000 Akko Road

Kiryat Motzkin

Israel

(Address of principal executive offices)

Gabi Kabazo

2264 East 11th Avenue, Vancouver, B.C.

Canada V5Z 1N6

604-833-6820

gabi@cannasoft-crm.com

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares	BCAN	Nasdaq

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 1,329,869 (after giving effect to a 1:190 reverse of all issued and outstanding common shares effective March 22, 2024)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

We use the Canadian dollar as our reporting currency and our financial statements are prepared in accordance with Canadian generally accepted accounting principles. All monetary references in this document are to Canadian dollars, unless otherwise indicated. All references in this document to “dollars” or “$” or “CDN$” mean Canadian dollars, unless otherwise indicated, and references to “US$” mean United States dollars.

The following table reflects the rates of exchange for one Canadian dollar, expressed in United States dollars, in effect during the periods noted, the average rates of exchange during such periods and the rates of exchange at the end of such periods, based on the Bank of Canada average noon spot rate of exchange.

United States dollar (US$) per Canadian dollar ($)	High	Low	Average	End of Period
Year Ended December 31, 2023	0.7617	0.7207	0.7409	0.7561
Year Ended December 31, 2022	0.8031	0.7217	0.7685	0.7383
Year Ended December 31, 2021	0.8306	0.7727	0.7980	0.7888
Year Ended December 31, 2020	0.7863	0.6898	0.7455	0.7854
Year Ended December 31, 2019	0,7699	0.7353	0.7537	0.7699

Except as noted, the information set forth in this Annual Report is as of April 2, 2024 and all information included in this document should only be considered accurate as of such date. Our business, financial condition or results of operations may have changed since that date.

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

“Bzizinsky Investments” means Bzizinsky Investments and Promotions Ltd., an Israeli corporation controlled by Dalia Bzizinsky.

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

“BYND Israel Shareholders” means collectively, Marcel (Moti) Maram, Avner Tal, Yftah Ben Yaackov and Bzizinsky Investments, the holders of BYND Israel Shares, immediately prior to the Share Exchange Transaction.

“Cannabis Farm” means the approximately 3.7 acre farm to be established by the Company on the Bzizinsky Land in southern Israel, to grow medical cannabis.

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

“Indoor Cannabis Growing Facility” means the approximately 2,400 square meter indoor facility to be established by the Company on the Bzizinsky Land in southern Israel, to grow medical cannabis.

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

“Primary Growing Licence” means the Initial Authorization for Establishing a Site for Dealing with a Controlled Substance granted by the MCU to Dalia Bzizinsky and subsequently to be transferred to BYBY.

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

“Trust Declaration” means the trust declaration dated October 1, 2020 made by the Dalia Bzizinsky in favor of BYND Israel which provides inter alia that, Dalia Bzizinsky is holding her 26% ownership interest in BYBY as bare trustee for BYND Israel.

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

PRELIMINARY NOTE

On March 22, 2024, the Company implemented a reverse split of its issued and outstanding Common Shares on a 1:190 basis (the “Reverse Split”). All share numbers in this document have been adjusted for the Reverse Split.

PART I

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A.	Directors and senior management.

Not applicable.

B.	Advisors.

Not applicable

C.	Auditors.

Not applicable.

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE

A.	Offer Statistics

Not applicable.

B.	Method and Expected Timetable

Not applicable.

ITEM 3	KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

Risks Related to Ownership of Our Common Shares and Warrants

The exercise prices of outstanding warrants may require further adjustment.

On March 14, 2024, we completed an underwritten public offering of units consisting of one common share, one Series A warrant to purchase one common share, and two Series B warrants each to purchase one common share (the “Series B Warrants”). If in the future we sell our common shares (or share equivalents) at a price below $0.102 per common share (the exercise price of the Series B Warrants), the exercise price of the Series B Warrants would adjust to such price. The dilutive effect of exercise price adjustments to the Series B Warrants will likely have a negative impact on the trading price of our common shares.

In addition, effective March 22, 2024, we implemented a one-for-one hundred ninety (1:190) reverse stock split of our issued and outstanding common shares. The Series B Warrants will be subject to downward adjustment if the lowest volume weighted average price of our common shares during the five consecutive trading days before and after the completion of a reverse stock split is less than the excise prices of the Series B Warrants issued in this offering. In such event, the exercise prices shall be reduced to such price.

We completed a reverse stock split on March 22, 2024, in an effort to regain compliance with Nasdaq listing rules and we cannot predict the effect that such reverse stock split will have on the market price for shares of our common stock.

On January 5, 2024, we were notified by the Nasdaq that the Company no longer meets the $1 minimum bid price per share requirement. Our board of directors approved a one-for-one hundred ninety (1:190) reverse stock split of our issued and outstanding common shares, which became effective on March 22, 2024, in order to regain compliance with Nasdaq’s minimum bid price rule. We cannot predict the long-term effect that the reverse stock split will have on the market price for our common shares, and the history of similar reverse stock splits for companies in like circumstances has varied. Some investors may have a negative view of a reverse stock split. Since the effective date of the reverse stock split, the market price of our common shares has steadily declined. Even if the reverse stock split has a positive long-term effect on the market price for shares of our common stock, performance of our business and financial results, general economic conditions and the market perception of our business, and other adverse factors which may not be in our control could lead to a decrease in the price of our common stock following the reverse stock split.

If the market price of shares of our common stock continues to fall following the reverse stock split, the percentage decline as an absolute number and as a percentage of our overall market capitalization may be greater than would occur in the absence of the reverse stock split due to decreased liquidity in the market for our common stock.

If in the future we fail to meet Nasdaq’s $1 minimum bid price per share requirement, our options of regaining compliance will be extremely limited.

If within two years after the implementation of the reverse stock split, we fail to meet Nasdaq’s $1 minimum bid price per share requirement, we will be limited in our ability to regain compliance since Nasdaq rules prohibit a company’s right to implement stock splits over the prior two-year period with a cumulative ratio of 250 shares or more to one. In such event, the Company would be subject to immediate delisting from the Nasdaq.

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

We have received comments from the British Columbia Securities Commission relating to our previously filed periodic reports which may result in a Canadian cease trade order.

The Company has received comments from the British Columbia Securities Commission (“BCSC”). The comments relate to continuous disclosure documents required to be filed in Canada as well as to accounting methodologies applied by the Company under IFRS. As a result, the Company is shown as being in default on the BCSC’s Reporting Issuers List pending resolution of the issues raised by the BCSC. Failure to satisfactorily respond to the BCSC’s comments may result in a cease trade order. This will impact on our investors’ ability to trade their shares in Canada and which may cause the market price of our Common Shares to decline.

There are risks associated with the potential dilution of our Common Shares.

The Company will need to raise additional funds for R&D, product development and marketing campaigns and might also, in future, require further additional capital for other purposes, including by issuing equity securities. Such equity securities could contain rights and preferences superior to those of the holders of Common Shares will have no pre-emptive rights in connection with such further issues. The Company’s board of directors has the discretion to determine if an issuance of equity securities is warranted, the price at which such issuance is effected and the other terms of issue of any equity securities, including Common Shares or equity securities convertible into Common Shares. To the extent holders of our options or other convertible securities convert or exercise their securities and sell the Common Shares they receive, the trading price of the Common Shares may decrease due to the additional number of Common Shares available in the market. Such additional equity issuances could, depending on the price at which such securities are issued, substantially dilute the interests of the holders of Common Shares. In addition, we cannot predict the size of future issuances of our equity securities, including Common Shares, or the effect, if any, that future issuances and sales of our equity securities, including Common Shares will have on the market price of our Common Shares. Sales of substantial amounts of our Common Shares, or the perception that such sales could occur, may adversely affect prevailing market prices for our Common Shares.

As a foreign private issuer, we are permitted, and intend, to follow certain home country corporate governance practices instead of otherwise applicable Nasdaq requirements, and we will not be subject to certain U.S. securities laws including, but not limited to, U.S. proxy rules and the filing of certain Exchange Act reports.

As a foreign private issuer, we will be permitted, and intend, to follow certain home country corporate governance practices instead of those otherwise required by the Nasdaq Stock Market for domestic U.S. issuers. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the Nasdaq Capital Market may provide less protection to you than what is accorded to investors under the listing rules of Nasdaq applicable to domestic U.S. issuers.

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

The Company’s directors and officers own 129,712 Common Shares representing approximately 3% of all issued Common Shares. As a result, the Company’s directors and officers (or their affiliates), will have significant influence over the Company and its affairs. As long as the Company’s directors and officers (or their affiliates), collectively own or control greater than 20% of the Company’s outstanding Common Shares, the Company’s directors and officers will have the ability to exercise substantial control over all corporate actions requiring shareholder approval, irrespective of how our other shareholders may vote. This control may include the election and removal of directors, the size of the board of directors, any amendment to the Company’s Articles, or the approval of any significant corporate transaction, including a sale of substantially all of our assets. Additionally, the interests of the Company’s directors and officers may not align with the interests of the Company’s other shareholders.

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

For the year ended December 31, 2023, over 82% of BYND Israel’s revenue was derived from one major customer, Harel Insurance Company Ltd. Any changes to that relationship could have a significant impact on BYND Israel’s current revenues.

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

Our New CRM Platform and New Cannabis CRM Platform rely on computer hardware purchased or leased and software licensed from third parties in order to offer our services. This hardware and software may not continue to be available at reasonable prices or on commercially reasonable terms, or at all. Any loss of the right to use any of this hardware or software could significantly increase our expenses and otherwise result in delays in the provisioning of our services until equivalent technology is either developed by us, or, if available, is identified, obtained and integrated, which could harm our business. Any errors or defects in third-party hardware or software could result in errors or a failure of our services which could harm our business.

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

We currently derive most of our revenue from our Benefits CRM Software and we expect this will continue for the foreseeable future until our New CRM Platform will be used by more of our customers. The market for our New Cannabis CRM Platform is new and unproven, and it is uncertain whether our efforts will ever result in significant revenue for us.

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

Risks Related to Regulation of the Cannabis Business and the Cannabis Farm

The Israeli cannabis market has experienced a very significant upheaval in recent years, and most of the negative impact was done to the growing farms considering the opening of cannabis import channels to Israel. As a result, there has been significant consolidation in the growing field and many growing farms and processing plants have closed, including the oldest growers and producers in Israel. At the same time, the retail prices of medical cannabis in Israel have also dropped significantly, all this leads to economic unfeasibility for building a growing farm and investing enormous resources in its ongoing maintenance. Moreover, the ongoing state of war has severely affected the entire agricultural sector in Israel, especially in areas close to the border with Gaza, such as Moshav Kochav Michael, where the company planned to build the farms, it is currently unknown how long this situation will continue and what the long-term damage and implications will be for the sector.

Our board of directors took the decision to suspend activities related to construction of the Company’s planned cannabis growing facility. This decision was taken in light of management’s observation of significant negative changes in the medical cannabis market around the world, and particularly in Israel (including significant consolidation in the Israeli cannabis market, especially among growing farms, and the closure of a number of farms due to economic unfeasibility of performing). As reported by the Jerusalem Post*, Israel’s cannabis industry is dismantling itself from within. In addition, we lack the funds for the required budget for the construction of the facility. Furthermore, in light of the ongoing war involving the State of Israel and the proximity of the area designated for cultivation to the border with Gaza, this is not right time to construct a cannabis growing facility. The Company’s board of directors intends to revisit the suspension later this year.

The Company is actively searching for opportunities outside of Israel in the CBD and medical cannabis space for collaborations or acquisitions.

*https://www.jpost.com/business-and-innovation/all-news/article-726866

https://m.calcalist.co.il/Article.aspx?guid=ryksx0089t

https://www.homee.co.il/%D7%AA%D7%A2%D7%A1%D7%95%D7%A7%D7%94-%D7%95%D7%99%D7%96%D7%9E%D7%95%D7%AA/%D7%A9%D7%95%D7%A7-%D7%91%D7%A7%D7%A0%D7%90%D7%91%D7%99%D7%A1-%D7%91%D7%99%D7%A9%D7%A8%D7%90%D7%9C

https://mobile.mako.co.il/cannabis-news/Article-e59ce91a9558881026.htm

https://www.globes.co.il/news/article.aspx?did=1001457048

https://www.globes.co.il/news/article.aspx?did=1001445389

https://m.calcalist.co.il/Article.aspx?guid=syetmqbf2

https://www.xn--4dbcyzi5a.com/5-%D7%A1%D7%99%D7%91%D7%95%D7%AA-%D7%9E%D7%93%D7%95%D7%A2-%D7%97%D7%91%D7%A8%D7%95%D7%AA-%D7%94%D7%A7%D7%A0%D7%90%D7%91%D7%99%D7%A1-%D7%91%D7%99%D7%A9%D7%A8%D7%90%D7%9C-%D7%9C%D7%90-%D7%9E%D7%A6%D7%9C/

https://www.xn--4dbcyzi5a.com/%D7%90%D7%97%D7%A8%D7%99-%D7%A9%D7%94%D7%A4%D7%A1%D7%99%D7%93%D7%94-%D7%9E%D7%90%D7%95%D7%AA-%D7%9E%D7%99%D7%9C%D7%99%D7%95%D7%A0%D7%99-%D7%A9%D7%A7%D7%9C%D7%99%D7%9D-%D7%97%D7%91%D7%A8%D7%AA-imc/

https://www.קנאביס.com/אחרי-14-שנים-בתחום-בול-פארמה-הודיעה-על-חד/

However, if and when we decide to construct a Cannabis Farm, the following risks would have to be considered before making an investment in the Company. this will depend on the conditions of the Medical cannabis market in Israel and the economic justification in building a farm over using the contactless business license:

Our cannabis business will be dependent on our obtaining the final license to engage in medical cannabis from the MCU and receiving certain licences and certain GSP and GAP certifications (the “Good Practice Certifications”), which may prevent us from being able to carry on or expand our operations if these are not obtained or maintained.

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

In order to transfer the cultivation farm license from Dalia Bzizinsky to BYBY, the Company will need to get approval since it will result in a transfer of 5% or more of the Company to a third party (a “Transferee”). The responsibility for reporting such transaction is shared between the Company and the Transferee. For example, if the Company embarks on a capital raising transaction that results in an investor holding 5% or more of the Company’s equity, it will need to obtain the prior approval of the MCU. A Transferee who became a 5% holder other than by issuance of shares by the Company (whether or not the Company is aware of any such transaction) will bear the responsibility to report the acquisition to the MCU. The Company will review its shareholder list at least annually in preparation of its annual meeting of shareholders to ascertain whether any person has accumulated in excess of 5% equity ownership. It will collaborate with such person to obtain the requisite approval from the MCU. Nevertheless, if a third party fails to report a transaction that results in the acquisition of a 5% interest in the Company without its knowledge, the MCU may take action against such person and, possibly, BYBY. Any MCU action against the Company or BYBY may result in severe consequences for the Company, including possible annulment of the cultivation farm license held by BYBY. If that were to occur, our business will be seriously harmed.

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

There is no certainty that our patent applications for the EZ-G will eventually be granted.

There is no certainty that the device will be marketed together with CBD due to the regulation and approvals required in each country.

There is no certainty that we will succeed in bringing a final product to market, and this depends on the successful completion of development and the mobilization of financial resources to do so.

Risks Related to Management and Personnel

We rely on our management and need additional key personnel to grow our business, and the loss of key employees or inability to hire key personnel could harm our business.

We believe our success has depended, and continues to depend, on the efforts and talents of our executives and employees, including our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”). Our future success depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand, and we may incur significant costs to attract and retain them. In addition, the loss of any of our senior management or key employees could materially adversely affect our ability to execute our business plan and strategy, and we may not be able to find adequate replacements on a timely basis, or at all. We do not maintain key person life insurance policies on any of our employees.

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

We expect to incur significant accounting, legal, insurance and other expenses as a result of being a public company, which could cause our results of operations and financial condition to suffer. Compliance with applicable securities laws in the United States, Canada and the rules of the Nasdaq substantially increase our expenses, including our accounting and legal costs.

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

Risks Related to the Israel-Hamas War

Our operations are conducted in Israel. Conditions in Israel, including the recent attack by Hamas and other terrorist organizations and Israel’s war against them, may affect our operations.

Our headquarters and operations are located in the State of Israel. In addition, our key employees and officers, including our chief executive officer, are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business.

Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel, could affect adversely our operations. Ongoing and revived hostilities or other Israeli political or economic factors could harm our operations, product development and results of operations.

On October 7, 2023, an unprecedented attack was launched against Israel by terrorists from the Hamas terrorist organization that infiltrated Israel’s southern border from the Gaza Strip and in other areas within the state of Israel attacking civilians and military targets while simultaneously launching massive rocket attacks on the Israeli population. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. In response, the Security Cabinet of the State of Israel declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks. To date, the State of Israel continues to be at war with Hamas.

In connection with the Israeli security cabinet’s declaration of war against Hamas and possible hostilities with other organizations, several hundred thousand Israeli military reservists were drafted to perform immediate military service. While none of our employees in Israel have been called to active military duty, we rely on service providers located in Israel and have entered into certain agreements with Israeli counterparties. Employees of such service providers or contractual counterparties may be called for service in the current or future wars or other armed conflicts with Hamas and such persons may be absent from their positions for a period of time. As of March 6, 2024, we have not been impacted by any absences of personnel at our service providers or counterparties located in Israel. However, military service call ups that result in absences of personnel from us, our service providers or contractual counterparties in Israel may disrupt our operations and absences for an extended period of time may materially and adversely affect our business, prospects, financial condition and results of operations.

Following the attack by Hamas on Israel’s southern border, Hezbollah, a terrorist organization in Lebanon has also launched missile, rocket, and shooting attacks against Israeli military sites, troops, and Israeli towns in northern Israel. In response to these attacks, the Israeli army has carried out a number of targeted strikes on sites belonging to Hezbollah in southern Lebanon. It is possible that other terrorist organizations, including Palestinian military organizations in the West Bank, as well as other hostile countries, such as Iran, will join the hostilities. Such hostilities may include terror and missile attacks. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. Our insurance policies do not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

Several countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies, whether as a result of hostilities in the region or otherwise. In addition, there have been increased efforts by activists to cause companies, research institutions and consumers to boycott Israeli goods and cooperation with Israeli-related entities based on Israeli government policies. Such actions, particularly if they become more widespread, may adversely impact our ability to cooperate with third parties. Any hostilities involving Israel, any interruption or curtailment of trade or scientific cooperation between Israel and its present partners, or a significant downturn in the economic or financial condition of Israel could adversely affect our business, financial condition and results of operations. We may also be targeted by cyber terrorists specifically because we may be perceived as an Israeli-related company.

The Company wishes to clarify that as of October 2023, due to the continuing war status that broke out in the Gaza Strip and the difficult security situation in northern Israel, the timetables of the Company’s various projects have been significantly delayed, due to reserve recruitment of employees, consultants and key employees of service providers, various shutdowns in the Israeli economy, a significant delay in shipments from Israel abroad and from abroad to Israel, the cessation of activity of various government institutions for many months. It was also decided to suspend the construction of the planned medical cannabis farm due, in part, to the proximity of the area designated for cultivation to the Gaza Strip.

The Company does not know how long the delays will occur and whether it will be possible to return to full regular activity, and therefore, there has been a delay in the timetables for the development and production of the EZ-G Device and it is not possible to estimate the exact time when it will be possible to return to full activity.

The Company cautiously assesses that if there is no further deterioration in security, it will be possible to return to full operations and launch the product in the third quarter of 2024.

In light of all of the above, there will be a significant delay in generating cash flow and income from the Company’s operations in 2024.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

The Company through its subsidiaries (i) develops, markets and sells a proprietary client relationship management, or CRM, software known as “Benefit CRM” and its new “Cannabis CRM” platform, (ii) develops the EZ-G device, a unique, patent-pending device that, combined with proprietary software, regulates the flow of low-concentration CBD oils into the soft tissues of the female sexual organs, and (iii) received a medical cannabis contactless business license on February 5, 2023 which allows the company to engage in the medical cannabis industry for the purpose of trading and brokering transactions in Israel, importing from abroad, and purchasing and selling cannabis without touching the substance. This Contactless license is valid for one year that ended on February 5, 2024, the Company will make a decision regarding the submission of a new application of that license for an additional year.

All of the Company’s business operations are currently located in Israel. All of its revenues are generated in that country.

CRM Software Business

BYND—Beyond Solutions Ltd. (Israel), our wholly owned subsidiary (“BYND Israel”), has developed the Benefit CRM Software. The Benefit CRM Software enables small and medium-sized businesses to optimize their day-to-day activities such as sales management, personnel management, marketing, call center activities and asset management. The Benefit CRM Software streamlines the business operations of BYND Israel’s clients, enabling them to devote most of their efforts and attention to business development aimed at ensuring the future of their respective organizations.

Medical Cannabis Business

BYND Israel, through its subsidiary, Cannasoft Pharma, if it decides to reapply for a new contactless license and receives it, will activate the medical cannabis contactless business license. BYND Israel’s original goal was to leverage the construction and operation of the Cannabis Farm to assist in the development of its New Cannabis CRM Platform, a new CRM software platform designed to serve the unique needs of the medical cannabis sector. By using data generated by the operation of the Cannabis Farm, including data relating to the growing, harvesting and selling of medical cannabis, BYND Israel will be able to optimize its New Cannabis CRM platform to offer stakeholders a resource which will enhance their businesses. The Company’s original plan was to do it either by building a Cannabis Farm if the Cannabis market recovers and will justify such investment, or by implementing the software in existing Cannabis farms in Israel,

The Israeli cannabis market has experienced a very significant upheaval in recent years, and most of the negative impact was done to the growing farms considering the opening of cannabis import channels to Israel. As a result, there has been significant consolidation in the growing field and many growing farms and processing plants have closed, including the oldest growers and producers in Israel. At the same time, the retail prices of medical cannabis in Israel have also dropped significantly, all this leads to economic unfeasibility for building a growing farm and investing enormous resources in its ongoing maintenance. Moreover, the ongoing state of war has severely affected the entire agricultural sector in Israel, especially in areas close to the border with Gaza, such as Moshav Kochav Michael, where the company planned to build the farms, it is currently unknown how long this situation will continue and what the long-term damage and implications will be for the sector.

Our board of directors took the decision to suspend activities related to construction of the Company’s planned cannabis growing facility. This decision was taken in light of management’s observation of significant negative changes in the medical cannabis market around the world, and particularly in Israel (including significant consolidation in the Israeli cannabis market, especially among growing farms, and the closure of a number of farms due to economic unfeasibility of performing). As reported by the Jerusalem Post*, Israel’s cannabis industry is dismantling itself from within., In addition, we lack the funds for the required budget for the construction of the facility. Furthermore, in light of the ongoing war involving the State of Israel and the proximity of the area designated for cultivation to the border with Gaza, this is not right time to construct a cannabis growing facility. The Company’s board of directors intends to revisit the suspension later this year.

The Company is actively searching for opportunities outside of Israel in the CBD and medical cannabis space for collaborations or acquisitions.

* https://www.jpost.com/business-and-innovation/all-news/article-726866

https://m.calcalist.co.il/Article.aspx?guid=ryksx0089t

https://www.homee.co.il/%D7%AA%D7%A2%D7%A1%D7%95%D7%A7%D7%94-%D7%95%D7%99%D7%96%D7%9E%D7%95%D7%AA/%D7%A9%D7%95%D7%A7-%D7%91%D7%A7%D7%A0%D7%90%D7%91%D7%99%D7%A1-%D7%91%D7%99%D7%A9%D7%A8%D7%90%D7%9C

https://mobile.mako.co.il/cannabis-news/Article-e59ce91a9558881026.htm

https://www.globes.co.il/news/article.aspx?did=1001457048

https://www.globes.co.il/news/article.aspx?did=1001445389

https://m.calcalist.co.il/Article.aspx?guid=syetmqbf2

https://www.xn--4dbcyzi5a.com/5-%D7%A1%D7%99%D7%91%D7%95%D7%AA-%D7%9E%D7%93%D7%95%D7%A2-%D7%97%D7%91%D7%A8%D7%95%D7%AA-%D7%94%D7%A7%D7%A0%D7%90%D7%91%D7%99%D7%A1-%D7%91%D7%99%D7%A9%D7%A8%D7%90%D7%9C-%D7%9C%D7%90-%D7%9E%D7%A6%D7%9C/

https://www.xn--4dbcyzi5a.com/%D7%90%D7%97%D7%A8%D7%99-%D7%A9%D7%94%D7%A4%D7%A1%D7%99%D7%93%D7%94-%D7%9E%D7%90%D7%95%D7%AA-%D7%9E%D7%99%D7%9C%D7%99%D7%95%D7%A0%D7%99-%D7%A9%D7%A7%D7%9C%D7%99%D7%9D-%D7%97%D7%91%D7%A8%D7%AA-imc/

https://www.קנאביס.com/אחרי-14-שנים-בתחום-בול-פארמה-הודיעה-על-חד/

EZ-G Business

On September 22, 2022, the Company completed its acquisition of Israeli based Zigi Carmel Initiatives & Investments Ltd. through Zigi Carmel we own the EZ-G device, a unique, patent-pending device that, combined with proprietary AI software, regulates the flow of low-concentration CBD oils into the soft tissues of the female sexual organs. According to research conducted across the globe, treatment with low-concentration CBD oils can relieve candida, dryness, scars, and many other female health issues (https://www.ncbi.nlm.nih.gov/pmc/articles/PMC7924206). Numerous studies have shown CBD interacts with the endocannabinoid system, a master regulatory system with receptors all around the body. By activating these receptors, CBD can have health benefits that help make sex more approachable and pleasurable by reducing stress, enhancing one’s mood, promoting body comfort, and treating vaginal issues.

We were organized pursuant to the Amalgamation Transaction, on March 29, 2021, under the laws of British Columbia pursuant to the Business Corporations Act (British Columbia) under the name “BYND Cannasoft Enterprises Inc.”.

The head office of the Company is located at 2264E 11th Avenue, Vancouver, BC V5N1Z6. The Company’s registered office is located at 733 Seymour Street, Suite 2900, Vancouver, BC V6B 0S6. Our corporate website is https://cannasoft-crm.com/#/.

History

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

As a result of the Share Exchange, the former BYND Israel shareholders were issued 94,820 Company Shares thereby acquiring control of the Company and BYND Israel became a wholly owned subsidiary of the Company. The Share Exchange was accounted for as a reverse acquisition of the Company.

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

The Following Transactions took place prior to and in connection with the share exchange (note that all numbers of common shares issued and dollar amounts raised through such issuances detailed in this section have been retroactively adjusted for the 1:190 reverse stock split that went into effect on March 22, 2024):

●	On April 22, 2019, BYND Israel entered into a convertible loan agreement with an investor (the “Convertible Loan Agreement”) to borrow USD$100,000 to facilitate the completion of the Business Combination Transaction and the listing of the shares of the Company on the CSE.

●	On June 30, 2020, Fundingco completed a private placement financing wherein it issued 20,451 Fundingco special warrants to investors, at an issue price of $7.6 per special warrant, for gross proceeds of $155,424.

●	On October 1, 2020

○	BYND Israel assigned its obligations under the Convertible Loan Agreement to Fundingco and recorded a gain of $116,473 related to the debt assignment. As the consideration for the debt assignment, BYND Israel issued a demand promissory note to Fundingco with the principal amount of $155,548 equal to the principal amount of the convertible debenture together with all unpaid interest owing to the creditor. The demand promissory note is unsecured and bears no interest.

○	Fundingco settled the amount owing to the investor under the Convertible Loan Agreement, by issuing 3,195 Fundingco special warrants, to the investor.

●	On March 29, 2021, Fundingco completed a private placement financing wherein it issued 2,959 Fundingco special warrants to investors, at an issue price of $155.8 per special warrant, for gross proceeds of $460,956.

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

The Company has not received a notice to extend the agreement against any remuneration, with that the collaboration agreement between the parties was not cancelled by any of the parties.

On September 22, 2022, the Company completed its acquisition of Zigi Carmel in consideration for the issuance to Carmel Zigdon of 41,684 Common Shares at a deemed price per share of $899.65 and US $100,000 to cover his legal expenses. As part of the closing of the acquisition, Mr. Zigdon was appointed as a director of the Company. Zigi Carmel owns the EZ-G device. See Description of Business – EZ-G device business.

On February 5, 2023, the Company’s wholly owned subsidiary, Cannasoft Pharma Holdings Ltd., received a contactless business license. This license allows us to engage in the cannabis industry for the purpose of trading and brokering transactions in Israel, importing from abroad, and purchasing and selling cannabis without touching the substance. The contactless license was valid for one year and expired on February 5, 2024. A decision as to whether to reapply for a license has not yet been made will depend upon the Foria supplier agreement with the Company and the general stage of the medical cannabis market in Israel.

On July 19, 2023. the Company issued 9,123 Common Shares at a price of US$285 per Common Share following the closing of an underwritten public offering with gross proceeds to the Company of $3,424,201, before deducting underwriting discounts and other estimated expenses paid by the Company in the amount of $405,636, for net proceeds of $3,018,565.

On September 26, 2023, we signed a non-binding Memorandum of Understanding (MOU) with Foria, a plant-based sexual wellness company, outlining plans to form a strategic alliance to enhance the understanding and collaborate on opportunities available in the fast-growing female wellness industry. The alliance plans to integrate Foria’s knowledge and experience in the sexual wellness space, along with the brand’s beloved organic botanical and CBD-based products, with the our patent pending EZ-G therapeutic solution device, which utilizes AI to help address women’s health issues. Foria’s team plans to develop oil capsules designed for use in the EZ-G Devices, which leverage proprietary software to regulate the flow of low concentrations of CBD oil, hemp seed oil, and other natural oils into the soft tissues of the female reproductive system. The device is expected to provide users with a personalized experience that meets various needs related to sexual pleasure and potentially address a wide variety of women’s health issues.

On November 16, 2023, the Company’s wholly owned subsidiary –BYND - Beyond Solutions Ltd submitted with the Israel Innovation Authority a research and development plan based on a planned budget of US$1.5 million (grant of up to US$0.75 million) to develop CRM software combined with AI for the medical cannabis industry (File number 82745 – Application number 01125047). On December 24, 2023 the Israel Innovation Authority has notified the Company that its submission has been rejected due to prioritization of their grants to companies that are more in need.

On December 21, 2023, the Company closed a registered direct public offering of 15,182 units at a price of US$98.8 per unit, each consisting of one Common Share and one Common Share purchase warrant entitling the holder thereof to purchase one Common Share at an exercise price of US$98.8. The Company raised gross proceeds of $1,996,650 under this offering, before deducting underwriting discounts and other estimated expenses paid by the Company in the amount of $319,464, for net proceeds of $1,677,186.

On March 14, 2024, the Company announced the closing of a firm commitment underwritten U.S. public offering with gross proceeds to the Company of approximately US$7,000,000, before deducting underwriting discounts and other estimated expenses payable by the Company. The base offering consisted of 614,109 units, each consisting of one Common Share and three Common Share purchase warrants, at a price to the public of US$11.40 per unit. As disclosed on the Company’s Prospectus, the Company intends to use the net proceeds from this offering primarily for product design and manufacturing of the EZ-G Device, sales and marketing campaigns, patent prosecution, working capital and development of additional products based on the company’s technology and identification and acquisition of cannabis companies with a focus on the CBD sector as an alternative to building growing farms.

As of the close of trading on March 14, 2024, the Common Shares were voluntarily delisted from the CSE. The delisting from the CSE will not affect the Company’s listing on the NASDAQ Capital Market. The Common Shares will continue to trade on the NASDAQ under the symbol “BCAN”.

On March 22, 2024, the Company effected a 1-for-190 reverse stock split of its outstanding common shares.

See “Operating and Financial Review and Prospects –Liquidity and Financial Resources” on page 42 for a detailed discussion regarding the current number of common shares issued and outstanding as a result of the foregoing transactions.

B. Business Overview

The following is a description of BYND Israel’s current CRM Software business, its new cannabis CRM Software business and its proposed medical cannabis business as well as the Company’s new EZ-G business. Notwithstanding that the following distinguishes between three lines of business, for accounting purposes, the Company currently has only one reportable segment (software) given that its new medical cannabis business has not yet commenced operations in a meaningful or material way.

BYND Israel’s Current CRM Software Business

Overview

BYND Israel has developed the Benefit CRM Software. The Benefit CRM Software enables small and medium-sized businesses to optimize their day-to-day activities such as sales management, personnel management, marketing, call center activities and asset management. The Benefit CRM Software streamlines the business operations of BYND Israel’s clients, enabling them to devote most of their efforts and attention to business development aimed at ensuring the future of their respective organizations.

Targeted Industries

The main target markets for the Benefit CRM Software are SMB’s. The needs and requirements of SMB’s are different to those of large corporations. Tailor-made CRM software is not easily available to SMB’s due to the cost hurdle. As such, more standardized CRM software packages have been developed, but without enough customization, we believe that they are not truly useful to SMB’s. BYND Israel’s Benefit CRM Software is built with the SMB customer in mind, and can provide a flexible and robust CRM solution for the SMB sector.

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

As BYND Israel’s New CRM Platform is nearing completion, the company no longer focuses its efforts to market and sell its existing Benefit CRM Software to new clients. In the short term, BYND Israel seeks only to maintain current clients. Once completed, BYND Israel plans to market and sell its New CRM Platform using similar methods to those used in the past for the Benefit CRM Software.

Financial Overview

Currently, the Benefit CRM Software is being used by over 400 organizations and companies in Israel.

In Fiscal 2023, the Company, through BYND Israel, earned total revenues from all operations of $1,076,861. The largest source of revenue was derived from customization of BYND Israel’s Benefit CRM Software for individual clients. Fees charged for product customization contributed more than 70% of total revenues or $758,307. BYND Israel’s second largest source of revenue was sales of software licenses to clients, which accounted for 19% of total revenues or $200,592. Most of the company’s other income was generated by sales of Benefit CRM Software licenses to customers. Over 82% of BYND Israel’s revenue is currently derived from its major customer, Harel Insurance Company Ltd.

Growth Strategy

Over the past four years, BYND Israel has been working on the development of its New CRM Platform, a newer, more advanced version of its Benefit CRM Software platform utilizing the strengths of Big Data. This New CRM Platform brings a whole host of applications that will both improve its current suite of applications and provide what it believes to be new and highly revolutionary tools for its customers.

Our Solutions and Products

Through the Benefit CRM Software (and ultimately through the New CRM Platform), BYND Israel’s goal is to provide organizations with the tools they need to work more efficiently. The Benefit CRM Software is designed to enable each and every person in an organization to work better with their customers, suppliers and other stakeholders.

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

In addition to the licensing and sale of the Benefit CRM Software, BYND Israel also offers customers, through a third party, cloud back-up services, whereby depending on their contract, BYND Israel we will back-up all their information to the cloud at a frequency as agreed upon in their contract. The company also offer its customers training sessions that are tailor-made for their particular software package, as well as ongoing telephone support from the company’s customer service team. BYND Israel’s development team are constantly working with customers in order to adopt and modify the Benefit CRM Software specifically for the customer’s needs and requirements. A large portion of the company’s revenue is generated from the development team’s work. Other services offered are an SMS option, where BYND Israel’s customers can create lists and automated instructions for SMS messages to be sent to their customers and employees. BYND Israel also offer’s our customers a ‘clearing service’ to facilitate credit card payments that they may receive.

Employees

BYND Israel currently has seven employees. This includes the Head of Marketing, Sales and Customer Service Manager, Development Manager, Programmers and Engineers. All employees are currently based in Israel.

New CRM Platform

Over the past three years, BYND Israel has been working on the development of its New CRM Platform, utilizing the strengths of Big Data, this new platform is now ready.

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

All Customized CRM Software created by clients and resellers will work in conjunction with BYND Israel’s New CRM Platform and will effectively make the company the “technical overseer” of all of the Customized CRM Software that our clients or resellers create and sell to end users. If any of our clients or resellers have a technical problem with their Customized CRM software, BYND Israel’s support center and team will be available to resolve the issue.

For the purpose of managing invoices, the New CRM Platform also includes a billing system which will allow BYND Israel to process all fees generated by our clients and resellers from end users of their Customized CRM Software allowing BYND Israel to deduct its fees, directly from the proceeds.

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

Status of Development

BYND Israel has completed the required development work for the New CRM Platform and implementation of the final product has been executed successfully with two of its customers.

BYND Israel’s New Cannabis CRM Software Business

Utilizing the knowledge that BYND Israel has developed over the past 20 years in the CRM software space, it has develop the New Cannabis CRM Platform, a new, CRM software platform, which is being designed to serve the unique needs of the medical cannabis sector.

BYND Israel has also developed a new, CRM software platform, designed specifically to serve the unique needs of the medical cannabis sector (our “New Cannabis CRM Platform”).

The development of the New Cannabis CRM Platform was initiated with clear objectives aligned with our organizational priorities, as follows:

●	Enhance operational efficiency and streamline processes within the cannabis cultivation domain.
●	Ensure regulatory compliance and mitigate risks inherent in the industry.
●	Improve data-driven decision-making and optimize resource allocation to maximize yield and profitability.

The functionalities of the New Cannabis CRM Platform include:

●	Real-time monitoring of environmental conditions.
●	Automated control of irrigation and nutrient delivery systems.
●	Tracking of inventory levels and batch traceability.
●	Generation of customizable reports and analytics powered by BI tools.
●	Integration of AI algorithms for predictive analytics and optimization.
●	Intuitive user interface design for enhanced usability.
●	Seamless integration with IoT sensors and CRM systems.

Medical Cannabis Business

Overview

BYND Israel, through its 74% owned subsidiary BYBY, started to plan the Cannabis Farm and the Indoor Cannabis Growing Facility. BYND Israel’s original goal was to leverage the operation of the Cannabis Farm to assist in the development of its New Cannabis CRM Platform. By using data generated by the operation of the Cannabis Farm, including data relating to the growing, harvesting and selling of medical cannabis, BYND Israel will be able to optimize its New Cannabis CRM platform to offer stakeholders a resource which will enhance their businesses.

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

On February 5, 2023, the Company received the license and is working to build a private label of medical cannabis inflorescences for marketing in pharmacies in Israel. This license expired on February 5, 2024, the Company has not decided if to reapply for a new license and will be able to use the license once the MCU approves the extension.

Contactless Business License

Cannasoft Pharma has been granted by the MCU a contactless medical cannabis license on February 5, 2023. This license allows us to sign agreements with other medical cannabis companies in Israel who own cannabis farms, indoor facilities and medical cannabis processing centers in order to purchase from them different cannabis strains as well as processing, packaging, and delivery services to pharmacies in Israel without touching the substance. This license expired on February 5, 2024. The Company has not decided if to reapply for a new license for an additional year.

The Company also was given a EN ISO 9001:2015 Certificate for buying and marketing cannabis or cannabis products without direct contact that expires on August 3, 2025.

Current Status of our Cannabis Farm Facilities

BYND Israel’s original goal was to leverage its medical cannabis business to assist in the development of its New Cannabis CRM Platform by using data generated by the operation of the Company’s planned cannabis growing facility, including data relating to the growing, harvesting and selling of medical cannabis. However, the Company’s board of directors took the decision to suspend activities related to construction of the cannabis growing facility. This decision was taken in light of management’s observation of significant negative changes in the medical cannabis market around the world, and particularly in Israel, that have taken place since the time the Company was established, in addition to the lack of funds for the required budget for the construction of the facility, and in light of the ongoing war involving the State of Israel and the proximity of the area designated for cultivation to the border with Gaza.

The Israeli cannabis market has experienced a very significant upheaval in recent years, and most of the negative impact was done to the growing farms considering the opening of cannabis import channels to Israel. As a result, there has been significant consolidation in the growing field and many growing farms and processing plants have closed, including the oldest growers and producers in Israel. At the same time, the retail prices of medical cannabis in Israel have also dropped significantly, all this leads to economic unfeasibility for building a growing farm and investing enormous resources in its ongoing maintenance. Moreover, the ongoing state of war has severely affected the entire agricultural sector in Israel, especially in areas close to the border with Gaza, such as Moshav Kochav Michael, where the company planned to build the farms, it is currently unknown how long this situation will continue and what the long-term damage and implications will be for the sector.

The Company’s board of directors intends to revisit the suspension late this year. If the decision is made to proceed with the construction of the cannabis growing facility, the required permits necessary to begin the construction will need to be obtained once the Initial Authorizations have been formally transferred from Dalia Bzizinsky to BYBY. This transfer must be approved by the Israeli Ministry of Health Medical Cannabis Unit which will occur following approval of the Ministry of Agriculture to a change in land designation. BYBY estimates it will cost approximately $100,000 to complete the permitting process, which costs would be funded from general working capital.

During the last 6 months, we have been reviewing potential acquisition opportunities in the medical cannabis sector, either companies that grow medical cannabis or companies that market medical cannabis. Such acquisitions could be an alternative to proceeding with the Cannabis Farm. However, none of the discussions that commenced with potential targets proceeded to the conclusion of a letter of intent or similar document.

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

The Company continues to pursue patent application approvals, including the filing of 11 national phase applications in different countries and jurisdictions including Europe, Japan, China and the US. The Company filed “Medical Adult Toy” and “Smart Adult Toy” national phase patent applications in January 2024. We estimate the cost to pursue patent application approvals in all 11 jurisdictions to be $100,000. The patent approval process follows these steps: filing of an application, examination, publication and approval or rejection of the patent application. The timeline for the patent process from filing to approval varies depending on the jurisdiction (Europe 3-5 years, US and Japan 2-3 years, China up to 2 years). The Company’s ‘Go to Market’ strategic plan is based on combined Business to Business (“B2B”) and Business to Consumer (“B2C”) sales.

As of the date of this annual report, the Company has:

1.	completed the design of the following modules: ergonomic, configuration, concept, industrial design and design for manufacturing;

2.	in the hardware space, developed the mainboard of the device, side board, sensors for humidity, heat and heartbeat;

3.	in the engineering space, performed proof of concept and industrial design inputs;
4.	in the firmware space, developed software design details, system test and configurations;

5.	in the user experience/user interface (“UX/UI”) space, developed the software and application screens, including the application design and characterization;

6.	filed various Patent Cooperation Treaty (“PCT”) applications covering mechanical, system logic, and design aspects of the EZ-G Device; and

7.	filed national patent applications in 11 countries, including the USA and countries in the EU.

The Company also developed the following enhancements for the product:

Unique Pump Design - Efficient Re-source Monitoring: The EZ-G features a miniature pump design with liquid flow capabilities precisely tailored to meet the system’s requirements.

Suction Mechanism - Navigating Legal Constraints: In response to legal restrictions and guidance from the patent office, we developed a unique vacuum mechanism for the device with a peristaltic pump based on an expired 1911 patent.

Moisture Detection Sensor - Triple Sensor Synergy: Integrating three sensors—motion, liquid amount, and friction detection—was essential for the development of the moisture detection sensor. Their combination allows us to identify friction in relation to the amount of liquid around the product and enhances its functionality.

Pelvic floor games- Training for well-being: Most women face pelvic floor weakness at some point in their life, causing pain and decrease in libido. We identified existing devices (but not combined with vibrators) designed for training and strengthening these muscles, offering a potential solution to enhance users’ quality of life. Creating unique training programs make strengthening these muscles enjoyable, encouraging users to persist. Additionally, the programs provide feedback on internal muscles, offering a personalized way to track their progress.

Vaginal Pulse Sensor - Innovative Experience Measurement: We recognized that pulse measurement is a valuable way to assess user experience. It also allows us to confirm the fact that the vibrator is inserted into the body. We developed a pulse sensor specifically designed for the vagina- an innovation not previously explored. To validate its effectiveness, we built an experimental model and conducted successful testing with an experimenter. This experiment confirmed the sensor’s suitability for measuring pulse within the vaginal environment, contributing to the products ability to gather more information and to assess the users experience.

Smart Delivery System Potential: The smart delivery system, initially developed here for intimate use, has the potential to extend into other product fields. We identified possibilities in diverse sectors such as cosmetics and sport therapy devices. These areas will require additional research, but we anticipate substantial opportunities for innovation and marketing in these domains.

Sphere Development - Elevating UX/UI Experience: Recognizing the smart nature of both the EZ-G product and its accompanying application in development, that in the future will feature machine learning and AI capabilities, we prioritized creating a high-end UX/UI communication experience. The innovative sphere feature serves as a futuristic element, giving as infrastructure preparation for artificial intelligence and machine learning ,modules for implementation in the device (similar to interfaces like SIRI).

It is anticipated that the Company will produce the first full functional prototype of the EZ-G Device in the start of the second quarter of 2024 pending delays due to the war, at a remaining cost of about $350,000. The Company plans to go to market in the second quarter of 2024 and start selling the device worldwide based on patents that have been filed in different countries.

In order to go to market, the Company needs to test the protype and commence manufacturing of the EZ-G Device. As the initial version of the product will be therapeutical, no regulatory approvals are required; provided that the CBD products used in the device contain a tetrahydrocannabinol (THC) content of lower than 0.03%, the regulations expert engaged by the Company has advised that there is no need to obtain U.S. Food and Drug Administration (FDA) approval.

Patent Applications – Provisional and PCT

Country	Subject	App. No.	Filed	Publication No.	Pub. Date	Status/Next action
Patent Cooperation Treaty	SMART ADULT TOY	PCT/IL2023/050016	05/01/2023	WO2023131950	13/07/2023	National Phase due 6.7.2024 Expiration 20 years from the PCT filing date 1.1.2043

Patent Cooperation Treaty	MEDICAL ADULT TOY	PCT/IL2022/050783	20/07/2022	WO2023/002485	26/01/2023	National Phase due 20.1.2024 Expiration 20 years from the PCT filing date 20/07/2042

United States of America	FEMALE TREATMENT DEVICE	63/450,503	07/03/2023			Provisional application Deadline for filing PCT or regular applications 7.3.2024 Expiration 20 years from the filing date International filing date (PCT)

United States of America	MALE TREATMENT DEVICE	63/461,609	25/04/2023			Provisional application Deadline for filing PCT or regular applications 25.4.2024 Expiration 20 years from the filing date International filing date (PCT)

Medical Adult Toy national patent applications:

Country	App. No.	Our Ref.	Filed	Publication No.	Pub. Date	[Expiry Date]	Status/Next action
United States of America	63/223,822	2813834	20/07/2021				Term Ended

Patent Cooperation Treaty	PCT/IL2022/050783	2864079	20/07/2022	WO2023/002485	26/01/2023		National Phase entered

China		2994640				[20/07/2042]	Awaiting first Office Action

Australia	2022314317	2994627	20/07/2022			[20/07/2042]	Deadline for requesting examination: Jul 20, 2027

Canada	3,221,838	2994630	20/07/2022			[20/07/2042]	Deadline for requesting examination: Jul 20, 2026

European Patent Office	22845568.9	2994654	20/07/2022			[20/07/2042]	Awaiting first Office Action

India	202317083896	2994660	20/07/2022			[20/07/2042]	Awaiting first Office Action

Israel	309183	2994674	20/07/2022			[20/07/2042]	Awaiting first Office Action

Japan	2023-576213	2994680	20/07/2022			[20/07/2042]	Deadline for requesting examination: Jul 20, 2025

New Zealand	806417	2994690	20/07/2022			[20/07/2042]	Deadline for requesting examination: Jul 20, 2027

Republic of Korea	10-2023-7045274	2994700	20/07/2022			[20/07/2042]	Deadline for requesting examination: Jul 20, 2025

Singapore	11202309414Q	2994714	20/07/2022			[20/07/2042]	Deadline for requesting examination: Jul 20, 2024

United States of America	18/567,766	2994728	20/07/2022			[20/07/2042]	Awaiting first Office Action

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

36

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

Cannabis CRM Platform

Based on its own research, BYND Israel has found one main competitor for this platform in Israel which is Riosol Ltd. we believe our platform is competitive and can give prospective customers a better value.

EZ-G device business

Based on its own research, the Company has not yet found any medical or recreational device that offers or will offer a value proposition similar to that of its EZ-G device. As such, the Company expects to be the first company to offer such a solution to the health and recreational products industry.

Employees

As at December 31, 2023, the Company had 7 full-time employees and no part-time employees.

Foreign Operations

The Company’s material operations are located in the State of Israel. Any changes in regulations or shifts in political attitudes in Israel, or other jurisdictions in which the Company has projects from time to time, are beyond the control of the Company and may adversely affect its business. Future development and operations may be affected in varying degrees by such factors as government regulations (or changes thereto) with respect to the restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people, and receipt of necessary permits. The effect of these factors cannot be accurately predicted. See Description of Business - Risk Factors.

1https://www.prnewswire.com/news-releases/statistics-on-gynecology-devices-market-size—share-worth-over-usd-19501-20-million-by-2028—exhibit-a-cagr-of-10-30-industry-trends-demand-value-analysis—forecast-report-by-zion-market-research-301601656.html

C.	Organizational Structure

The following chart describes the Company’s organizational structure.

D.	Property, Plants And Equipment

BYND Israel’s office lease expired on October 30, 2021, and has switched to a month by month lease basis. Its current monthly payments are 4,200 NIS plus VAT.

The address is 7000 Akko Rd., Kiryat Motzkin, 2641400, Israel.

ITEM 4A	UNRESOLVED STAFF COMMENTS

Not Applicable

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our Audited Consolidated Financial Statements for the fiscal years ended December 31, 2023 and 2022 and the notes thereto included under “Item 17”. Our Discussion and analysis for the two years ended December 31, 2022 can be found in our prospectus dated March 14, 2024, filed with the SEC on March 14, 2024 (Registration No. 333-277464 ). Unless otherwise indicated, discussion under this Item is based on Canadian dollars and is presented in accordance with International Financial Reporting Standards.

A.	OPERATING RESULTS

For the fiscal year ended December 31, 2023, the Company recorded a net loss of $18,495,121, compared to a net loss of $1,664,684 in the fiscal year ended December 31, 2022, and had a cash balance as at December 31, 2023 of $3,113,934 (December 31, 2022 - $2,392,871).

The following provides an overview of the Company’s financial results for the years ended December 31, 2023 and 2022:

Revenue

The Company has derived its revenue from the sources as summarized in the following:

	December 31, 2023	December 31, 2022
Software development	$758,307	$761,166
Software license	200,593	213,749
Software supports	47,102	71,460
Cloud hosting	59,926	67,334
Others	10,933	9,363
	$1,076,861	$1,123,072

●	Revenues during the period were $1,076,861 as compared to $1,123,072 for the same period in 2022. This decrease is mainly a result of decreased revenues from support services in the amount of $24,358 and decreased revenues from software licenses in the amount of $13,156. This decrease is due to foreign exchange effect between the NIS and $CAD.

●	Approximately 82% of our sales during the period and 83% of our sales for the same period in 2022 were to our largest customer and as a result, we are highly dependent on this customer to continue our operating activities.

●	Development of the Company’s New CRM Platform is now complete and we began to generate revenues from it in 2023.

●	Development of the Company’ New Cannabis CRM Platform is now complete and is currently being tested at the Weizmann Institute of Science, however, we do not expect to generate revenues from the platform in the foreseeable future.

●	The Company’s proposed development of a medical cannabis facility is on hold and we do not expect to generate revenues from the sale of cannabis or cannabis infused products from the cannabis facility in the near future; however there is a possibility we will generate revenues from the sale of cannabis using our contactless business license if we choose to re apply for it in the second quarter of 2024.

Cost of Revenue

●

Cost of revenues for the period amounted to $678,305 as compared to $506,500 for the same period in 2022. This increase is mainly a result of a $125,882 increase in salaries and benefits and a $30,140 increase in software and other expenses.

●	For the fiscal year ended December 31, 2023, the Company’s gross margin was 37%, as compared to 55% for the fiscal year ended December 31, 2022.

General and Administrative Expenses, Depreciation, Consulting and Marketing, Share-based compensation, Research and Development and Professional Fees

●

For the fiscal year ended December 31, 2023, general and administrative expenses increased to $1,254,089 from $947,300 for the same period in 2022. The increase was mainly due to a $478,238 increase in compensation to senior management and directors.

●	Professional fees increased to $1,739,430 from $1,220,746 for the same period in 2022, mainly due to a $575,547 increase in fees in the area of financial advisory, M&A and corporate finance.

●	Consulting and marketing expenses increased to $1,387,628 from $8,190 for the same period in 2022 due to an $1,384,462 increase in investor relations and public relations as well as digital marketing expenses.

●	Depreciation and amortization expenses increased to $93,354 from $30,702 for the same period in 2022, mainly due to $81,406 amortization of our New Cannabis CRM software.

●	Share-based compensation expenses increased to $343,252 from $153,909 for the same period in 2022 due to higher amounts of stock options and RSUs granted to officers and directors of the Company.

●	Research and development expenses increased to $836,833 from $Nil for the same period in 2022 due to development of the EZ-G Device.

Other Income (Loss) items

●	Foreign exchange loss was $76,470 compared to a gain of $100,322 for the same period in 2022, mainly due to the weakening of the NIS.

●	Finance income (expenses) were $314 income compared with $14,451 expenses for the same period in 2022, mainly due interest income from term deposits.

●	Impairment losses were $13,142,480 compared to $Nil for the same period in 2022 due to impairment of our intangible assets and asset under construction.

Liquidity And Capital Resources

As at December 31, 2023, the Company had a cash balance of $3,113,934 (December 31, 2022: $2,392,871).

Item	Year Ended December 31, 2023 (CAD$)	Year Ended December 31, 2022 (CAD$)
Cash used in operating activities	(3,468,099)	(2,067,162)
Cash used in investing activities	(374,028)	(2,008,389)
Cash provided by financing activities	4,650,401	848,791
Net increase (decrease) in cash	808,274	(3,226,760)

The Company experienced negative cash flows from operating activities during the fiscal year ended December 31, 2023 in the amount of $3,468,099, primarily due to its net loss of $18,495,121, partially offset by a $13,142,181 impairment expense, a $800,191 decrease in prepaid expenses and a $450,048 increase in related party payables. Cash outlays included general business and administrative expenses, consulting fees, business and product development, and professional fees.

●	The Company believes that it will be able to generate sufficient cash flows to maintain its current capacity.

●	On January 13, 2022, the Company completed a non-brokered private placement financing wherein it raised $122,950 through the issuance of 40,983 Common Shares (216 Common Shares post reverse split) at a price of $3.00 per share.

●	On May 3, 2022, 150,000 stock options (790 Stock options post reverse split) were exercised into Common Shares for total proceeds of $123,000.

●	On September 20, 2022, 140,000 stock options (737 Stock options post reverse split) were exercised into Common Shares for total proceeds of $114,800.

●	On October 5, 2022, the Company completed a non-brokered private placement financing wherein it raised $616,570 through the issuance of 142,395 Common Shares (750 Common Shares post reverse split) at a price of $4.33 per share.

●	On July 19, 2023, the Company issued 1,733,334 Common Shares (9,123 Common Shares post reverse split) at a price of US$1.50 per share following the closing of an underwritten U.S. public offering with gross proceeds to the Company of $3,424,201, before deducting underwriting discounts and other estimated expenses paid by the Company in the amount of $405,636, for net proceeds of $3,018,565.

●	On December 21, 2023, the Company issued 2,884,616 Common Shares (15,182 Common Shares post reverse split) at a price of US$0.52 per share following the closing of a registered direct public offering with gross proceeds to the Company of $1,996,650, before deducting underwriting discounts and other estimated expenses paid by the Company in the amount of $319,464, for net proceeds of $1,677,186. The offering was for the sale of 2,884,616 units (15,182 units post reverse split), each consisting of one Common Share and one warrant to purchase one Common Share at an exercise price of US$0.52.

●

On March 14, 2024, the Company closed a firm commitment underwritten U.S. public offering with gross proceeds to the Company of approximately US$7,000,000, before deducting underwriting discounts and other estimated expenses payable by the Company. The base offering consisted of (a) 16,166,667 common shares (or 85,088 common shares post reverse split), (b) 100,500,000 pre-funded warrants (or 528,947 post reverse split), (c) 16,166,667 (or 85,088 post reverse split) A warrants to purchase one common share (the “A Warrants”) at US$0.09 per common share (US$17.1 on a post-split basis), and (d) 32,333,334 (or 170,176 post reverse split) B warrants to purchase one common share (the “B Warrants”) at US$0.102 per common share (US$19.38 on a post-split basis). All pre-funded warrants were exercised. To date, 3,593,170 A Warrants (on a post-split basis) have been exercised on a cashless basis. 15,000 B Warrants have been exercised at an exercise price of $US1.3643 per common share.

Under the terms of the Warrants, if the lowest volume weighted average price for the Common Shares for the period commencing five trading days immediately prior to the date of the Reverse Stock Split and ending five trading days thereafter is less than the exercise price of US$17.1 for the A Warrants (on a post-split basis) and US$19.38 for the B Warrants (on a post-split basis), the exercise price of the A Warrants and the B Warrants will be adjusted down to such lower price which is US$1.3643 as of April 1, 2024.

The Company intends to use the net proceeds from this offering primarily for product design and manufacturing of the EZ-G Device, sales and marketing campaigns, patent prosecution and working capital.

As a result of the foregoing transactions, as of the close of business on April 1, 2024, the Company had a total of 4,222,279 common shares issued and outstanding.

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

BYND Israel has also developed of a new, CRM software platform, designed specifically to serve the unique needs of the medical cannabis sector (our “New Cannabis CRM Platform”).”

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

Name, Age, Position(s) with the Company	Date Elected or Appointed (mm/dd/yy)	% of Time to be Devoted Company	Principal Occupation or Employment for the Past Five Years
Marcel (Moti) Maram, 66 President and Director	03/29/21	100%	President at BYND Cannasoft and former CEO at BYND Israel.
Yftah Ben Yaackov, 45 CEO and Director	03/29/21	100%	CEO at BYND Cannasoft
Avner Tal, 61 VP Sales & Marketing, CTO and Director	03/29/21	100%	Acting CEO, Chief Technology Officer and Vice President - Sales & Marketing at BYND Israel.
Gabi Kabazo, 51 Chief Financial Officer, Director and Corporate Secretary	03/29/21	100%	CFO at BYND Cannasoft
Stefania Szabo, 51 (1)) Director	06/23/21	5%-10%	VP, HR and Organizational Development with JESSON + Company Communications Inc.
Harold Wolkin, 72 (1)(2) Director	03/29/21	5%-10%	Retired Investment Banker and Senior Executive, currently acting as an independent director of three public companies.
Niv Shirazi, 27 (1) Director	02/24/22	5%-10%	Chief Operating Officer with H.N. Win Ltd.
Carmel Zigdon, 27 Director	9/22/22	5%-10%	Manager at ZCRAVE.com
Mor Bzizinsky, 37 Director	02/08/24	5%-10%	Attorney in Private Practice

(1)	Member of the Audit Committee
(2)	Audit Committee Chair

Directors and Executive Officers – Biographies

A description of the principal occupation for the past five years and summary of the experience of the directors and executive officers of the Company is as follows:

Marcel (Moti) Maram, President and Director

Mr. Maram was the CEO and co-founder of BYND Israel until his retirement on December 31, 2023 and is a director and President of the Company. Mr. Maram graduated high school as an electronics technician. After completing his mandatory military service in the Israeli army in 1978, Mr. Maram served in the Air Force branch of the Israeli Defence Forces (IDF) until 1984. As part of an IDF mission, Mr. Maram completed additional training in electronics and computer systems with several companies in the Italy and the United States including GTA Telecomunicazioni S.P.A., ITT North Electric Company, Timeplex, LLC, the Univac division of Sperry Corporation and in Israel with Taderan Holdings, Telrad Networks and the Rad-Bynet Group. After completing his service with the IDF, he worked at Exatec, Israel’s first manufacturer of PC compatible computers. In 1986, he co-founded MDA Electronics with Avner Tal, to provide services to Exatec. In 2000, he and Avner co-founded BYND Israel.

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

Avner Tal, VP Sales & Marketing, Chief Technology Officer and Director

Mr. Tal is the acting CEO, as well as CTO and co-founder of BYND Israel and is a director, VP Sales & Marketing and CTO of the Company. In the 1980s Mr. Tal attended college in Ort Bialik, where he studied electronics. Upon graduation he served with the Israeli Navy branch of the IDF and was part of a team which developed new missile systems and related technologies. As part of his permanent military service in the Navy, he worked on a project involving the assimilation of optical fibers developed by the Fibronix Company. After he retired from the permanent army, Marcel (Moti) Maram (whom Mr. Tal had met while serving in the IDF) recruited Mr. Tal to join him at Exatech. Together, they helped develop the first computer in the world to implement the Microsoft MS-DOS operating system as well as the first computer which could be connected through a network. In 1986 he and Mr. Maram co-founded MDA Electronics and in 2000, they co-founded BYND Israel.

Gabi Kabazo, Chief Financial Officer and Director

Mr. Kabazo, a director, CFO and audit committee member of the Company, is a seasoned finance and operations professional with over 20 years’ experience supporting accounting, financing and IT operations in complex corporate settings. Since 2009 to June 2023, Mr. Kabazo has been with TELUS Telecommunications Company and in his last role since 2018 held the title of Sr. Strategy Manager, Environment Management, Shared Services, Business Transformation & Operations. From 2002-2011 he served as CFO for m-Wise Inc. (OTCBB:MWIS). From 2000-2002 served as Controller for On Track Innovations Ltd. (OTCQX:OTIVF). Mr. Kabazo received a B.A. in Accounting & Economics from Tel Aviv University in 1997 and earned his C.P.A. (Israel) designation in 1999. In 2006 he earned an MBA (Financing) from the University of British Columbia, Sauder School of Business.

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

Mor Bzizinsky, Director

Mor Bzizinsky has been a director since February 2024. She received a B.A. in Law and Economics from the College of Management in Rishon LeZion, Israel. She has been an attorney since 2012, and owns and manages a private law practice and she has experience in managing projects in the agriculture industry and has vast knowledge and experience working with the Medical Cannabis Unit.

B.	Compensation

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

The following table sets forth information with respect to the executive compensation for the most recent two fiscal years and for the period from inception on March 29, 2021 to December 31, 2021.

Table of Compensation, Excluding Compensation Securities
Name and position	Year	Salary, consulting fee, retainer, commission ($)	Bonus ($)	Committee or meeting fees ($)	Value of perquisites ($)	Value of all other compensation ($)	Total compensation ($)
Marcel (Moti) Maram	2023	243,509	Nil	Nil	Nil	Nil	243,509
President and Director	2022	365,461	Nil	Nil	Nil	Nil	365,461
	2021	220,741	Nil	Nil	Nil	Nil	220,741
Yftah Ben Yaackov	2023	365,062	198,390	Nil	Nil	Nil	563,452
CEO and Director	2022	262,774	Nil	Nil	Nil	Nil	262,774
	2021	113,107	Nil	Nil	Nil	Nil	110,400
Avner Tal	2023	251,671	Nil	Nil	Nil	Nil	251,671
VP Sales & Marketing, Chief Technology Officer and Director	2022	370,595	Nil	Nil	Nil	Nil	370,595
	2021	217,547	Nil	Nil	Nil	Nil	217,547
Gabi Kabazo	2023	252,687	34,059	Nil	Nil	Nil	286,746
Director and CFO	2022	143,500	Nil	Nil	Nil	Nil	143,500
	2021	36,000	Nil	Nil	Nil	Nil	36,000

Stock Options and Other Compensation Securities

The following table discloses all anticipated compensation securities the Company has granted to date to each of its executive officers and Directors:

Compensation Securities
Name and position	Type of Compensation Security	Number of compensation securities, number of underlying securities	Date of issue or grant	Issue, conversion or exercise price ($)	Expiration date
Marcel (Moti) Maram President and Director	-	-	-	-	-
Yftah Ben Yaackov CEO and Director	RSU	789	January 10, 2024.	$76	May 11, 2024
Avner Tal VP Sales & Marketing, Chief Technology Officer and Director	-	-	-	-	-
Gabi Kabazo	RSU	387	December 31, 2023	$85.5	May 1, 2024
Director and CFO	RSU	605	January 10, 2024	$76	May 11, 2024
Stefania Szabo(1) Director	RSU	17	April 27, 2023	$725.8	April 27, 2024
RSU		26	August 8, 2023	$366.7	August 8, 2024
RSU		106	January 10, 2024	$76	May 11, 2024
Harold Wolkin(1)(2) Director	RSU	42	April 27, 2023	$725.8	April 27, 2024
RSU		12	August 8, 2023	$366.7	August 8, 2023
RSU		605	January 10, 2024	$76	May 11, 2024
Niv Shirazi (1) Director	RSU	53	January 10, 2024	$76	May 11, 2024

(1)	Member of Audit Committee
(2)	Chair of Audit Committee

Stock Option Plan

The Company has a Stock Option Plan in place. Currently, 4,211 options have been granted under the Plan to certain directors, officers and consultants. See “Options and Other Rights to Purchase Securities”.

The Company has a stock option plan to grant incentive stock options to directors, officers, employees and consultants. Under the plan, the aggregate number of common shares that may be subject to option at any one time may not exceed 10% of the issued common shares of the Company as of that date, including options granted prior to the adoption of the plan. The exercise price of these options is not less than the Company’s closing market price on the day prior to the grant of the options. Options granted may not exceed a term of five years.

Employment, Consulting and Management Agreements

Other than a consulting agreement with Yftah Ben Yaackov, the Company has not entered into any formal written employment agreements with any of its executives. Nevertheless, the Company and BYND Israel have agreed to enter into employment agreements with each of the following executives on the following terms:

●	Marcel (Moti) Maram will serve as President of the Company until his employment agreement is terminated in accordance with the terms set forth therein. Mr. Maram will be entitled to an initial annual base salary of $111,940 and will thereafter be subject to annual review. Mr. Maram will also be eligible for bonuses and the granting of options, at the Board’s discretion. See “Options and Other Rights to Purchase Securities”.

●	Yftah Ben Yaackov will serve as Chief Executive Officer of the Company until his employment agreement is terminated in accordance with the terms set forth therein. On June 29, 2021, the company entered into a consulting agreement with Mr. Yftah Ben Yaackov which provides inter alia that the Corporation will pay Mr. Ben Yaackov a consulting fee of $18,400 per month, for a period of 10 months; Since April 1, 2022 his compensation has changed to $250,000 annual salary. Since April 1, 2023 his compensation has changed to US $300,000 annual salary. Mr. Ben Yaackov will also be eligible for bonuses and the granting of options, at the Board’s discretion. See “Options and Other Rights to Purchase Securities”.

●	Avner Tal will serve as VP Sales & Marketing and Chief Technology Officer of the Company until his employment agreement is terminated in accordance with the terms set forth therein. Mr. Tal will be entitled to an initial annual base salary of $140,400 and will thereafter be subject to annual review. Mr. Tal will also be eligible for bonuses and the granting of options, at the Board’s discretion. See “Options and Other Rights to Purchase Securities”.

Termination of Employment, Change of Control Benefits and Employment Contracts

Each of the employment agreements with each of Marcel (Moti) Maram, Avner Tal and Yftah Ben Yaackov will provide inter alia that:

●	if the employee’s employment with the Company and BYND Israel, is terminated without cause, or

●	if the employee elects to terminate his employment with the Company and BYND Israel in the event there has been a “substantial breach” by the Company or BYND Israel (including wrongful dismissal) or if there has been a change of control of the Company or BYND Israel, then such terminated employee will be entitled to severance payments equal to one-twelfth of the his then base salary plus coverage for any benefits to which he may be entitled pursuant to any benefit plan, for the lesser of: (i) twelve months, or (ii) until the such employee finds new employment.

No benefits will accrue to any of the Company’s other NEOs, officers, employees or directors upon their termination, or upon any change of control of the Company, except as may be required by applicable law.

Director Compensation

There are no current plans for non-independent directors to receive any fees or other compensation for acting as directors or for serving on any board committees, except that non-independent directors are entitled to participate in the Stock Option Plan, in such individual amounts as the Board may determine from time to time.

Compensation to the independent directors is paid as an annual fee for serving as directors and for serving on board committees, however the independent directors may choose to receive their compensation in restricted share units instead of cash. In addition, independent directors are entitled to: (i) participate in the Stock Option Plan in such individual amounts as the Board may determine from time to time, and (ii) reimbursement for out-of-pocket expenses incurred on behalf of or in providing services as a director for the Company.

Table of Compensation, Excluding Compensation Securities
Name and position	Year	Salary, consulting fee, retainer, commission ($)	Bonus ($)	Committee or meeting fees ($)	Value of perquisites ($)	Value of all other compensation ($)	Total compensation ($)
Harold Wolkin Director	2023 2022 2021	60,833 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	60,833 Nil Nil
Stefania Szabo Director	2023 2022 2021	59,457 35,625 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	59,457 35,625 Nil
Niv Shirazi Director	2023 2022 2021	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Carmel Zigdon Director	2023 2022 2021	81,616 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	81,616 Nil Nil
Mor Bzizinsky Director	2023 2022 2021	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

C.	Board Practices

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

Board of Directors

The Company’s Board of Directors is composed of nine directors – Marcel (Moti) Maram, Avner Tal, Yftah Ben Yaackov, Gabi Kabazo, Stefania Szabo, Niv Shirazi, Carmel Zigdon, Mor Bzizinsky and Harold Wolkin. The Board facilitates its exercise of independent supervision over management by ensuring sufficient representation by directors independent of management.

NI 58-101 suggests that the board of directors of a public company should be constituted with a majority of individuals who qualify as “independent” directors. An “independent” director is a director who is independent of management and is free from any interest and any business or other relationship which could or could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding. In addition, where a company has a significant shareholder, NI 58-101 suggests that the board of directors should include a number of directors who do not have interests in either the company or the significant shareholder. The independent directors would exercise their responsibilities for independent oversight of management and meet independently of management whenever deemed necessary. Stefania Szabo, Nir Shirazi, Mor Bzizinsky and Harold Wolkin can each be considered to be “independent” within the meaning of NI 58-101. Marcel (Moti) Maram, by reason of being President and a significant shareholder, Avner Tal, by reason of being VP Sales & Marketing, CTO and a significant shareholder, Yftah Ben Yaackov, by reason of being CEO and a significant shareholder, and Gabi Kabazo, by reason of being CFO, cannot be considered to be “independent” within the meaning of NI 58-101.

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

In addition, management of the Company will take steps to ensure that its directors and officers are continually updated as to the latest corporate and securities policies which may affect the directors, officers and committee members of the Company as a whole. The Company’s legal counsel continually reviews the latest securities rules and policies. Any changes or new requirements are brought to the attention of the Company’s directors and management.

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

Governance, Nominating and Compensation Committee

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

The Committee’s duties and responsibilities with respect to compensation matters are:

●	to review and approve corporate goals and objectives;

●	to review the compensation of the Chief Executive Officer and to make recommendations to the Board with respect to the CEO’s compensation level;

●	to make recommendations to the Board with respect to the compensation of other senior management and executive officers of the Company;

●	to review the compensation and benefits of the directors and to ensure that such compensation reflects the responsibilities and risks involved in being a director;

●	to review and make recommendations to the Board as to the general compensation and benefits policies and practices of the Company, including incentive stock options for all employees, consultants, directors and officers;

●	to review and approve the disclosure to be made of director and executive remuneration in the Management Information Circular;

●	to ensure there are appropriate training, development and benefit programs in place for management and staff;

●	to review and make recommendation to the Board for its approval on any special compensation and benefit arrangements;

●	to review its compensation practices by comparing them to surveys of relevant competitors and to set objective compensation based on this review; and

●	to perform such other functions as the Board may from time to time assign to the Committee.

General Duties and Responsibilities

●	to review its charter and assess annually the adequacy of this mandate, the effectiveness of its performance, and to recommend changes to the Board for its approval.

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

Differences between the BCBCA and Nasdaq Requirements

As a British Columbia corporation listed on Nasdaq, we are not required to comply with certain Nasdaq corporate governance standards. Section 5615(a)(3) of the Nasdaq Stock Market Rules permits Nasdaq to grant exemptions to a foreign private issuer for certain provisions of the Rule 5600 series, Rule 5250(b)(3) and Rule 5250(d). We are organized under the laws of British Columbia, Canada. We comply with the applicable laws of Canada, including rules related to corporate governance practices. We are no longer listed on the CSE since our voluntary delisting became effective March 14, 2024. We have elected to follow British Columbia practices in lieu of the requirements of Nasdaq Rule 5600 with the exception of those rules which are required to be followed pursuant to the provisions of Nasdaq Rule 5615(a)(3). A description of the significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies pursuant to the Nasdaq Stock Market Rules is as follows:

●	Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the Nasdaq Stock Market rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Canadian law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Canada is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request.

●	Quorum. Under applicable Canadian law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our articles of association provide that a quorum of is at least one person who is, or who represents by proxy, two or more shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting, is required for commencement of business at a general meeting. However, the quorum set forth in our articles of association with respect to an adjourned meeting, if no quorum is present within half an hour of the time arranged, consists of at least two shareholder present in person or by proxy.

●	Nomination of our directors. With the exception of directors elected by our Board of Directors, our directors are elected by an annual meeting of our shareholders to hold office until the next annual meeting following one year from his or her election. The nominations for directors, which are presented to our shareholders by our Board of Directors, are generally made by the Board of Directors itself, in accordance with the provisions of our articles of association and the Companies Law. Nominations need not be made by a nominating committee of our Board of Directors consisting solely of independent directors, as required under the Nasdaq Stock Market rules.

●	Compensation of officers. Canadian law and our articles of association do not require that the independent members of our Board of Directors (or a compensation committee composed solely of independent members of our Board of Directors). Instead, compensation of executive officers is determined and approved by our compensation committee and our Board of Directors.

●	Independent directors. Canadian law does not require that a majority of the directors serving on our Board of Directors be “independent,” as defined under Nasdaq Listing Rule 5605(a)(2).

●	Audit Committee. We are required, however, to ensure that all members of our Audit Committee are “independent” under the applicable Nasdaq and SEC criteria for independence (as we cannot exempt ourselves from compliance with that SEC independence requirement, despite our status as a foreign private issuer), and we must also ensure that a majority of the members of our Audit Committee are “independent directors” as defined in Canadian Securities Administrators National Instrument 52-110 “Audit Committees”. Furthermore, Canadian law does not require, nor do our independent directors conduct, regularly scheduled meetings at which only they are present, which the Nasdaq Stock Market rules otherwise require.

●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transactions as set forth in applicable Canadian Securities Laws, which requires the approval of shareholders, as may be applicable, for specified transactions.

●	Shareholder Approval. Pursuant to the Nasdaq Stock Market Rules, a company must receive prior shareholder approval for transactions involving: (1) the sale, issuance or potential issuance by a listed company of its common stock (or securities convertible into or exercisable for its common stock) (i) at a price less than the greater of book value or market value, and (ii) which together with sales by officers, directors, or substantial stockholders, is equal to 20% or more of the company’s shares of common stock or 20% or more of the voting power outstanding before the issuance; or (2) the sale, issuance or potential issuance by a listed company of common stock (or securities convertible into or exercisable common stock) (i) at a price less than the greater of book value or market value, and (ii) is equal to 20% or more of the company’s shares of common stock or 20% or more of the voting power outstanding before the issuance. Under applicable Canadian law, a company is not required to seek shareholder approval for any such transactions.

D.	EMPLOYEES

As of December 31, 2023, we had seven employees.

E.	SHARE OWNERSHIP.

See below under Item 7.

F.	DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION.

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders.

The following table sets forth information with respect to the beneficial ownership of our ordinary Common Shares as of March 31, 2024 by:

●	each person or entity known by us to own beneficially 5% or more of our outstanding Common Shares;

●	each of our directors and executive officers individually; and

●	all of our directors and executive officers as a group.

We are unaware of any person or entity owning beneficially 5% or more of our outstanding Common Shares.

The beneficial ownership of our Common Shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem Common Shares issuable pursuant to options that are currently exercisable or exercisable within 60 days of April 1, 2024 to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Percentage of shares beneficially owned before this offering is based on 4,222,279 Common Shares issued and outstanding as of April 1, 2024. All numbers have been updated for the 1:190 reverse stock split that was effectuated on March 22, 2024.

Unless otherwise noted below, the address of each shareholder, director and executive officer is c/o the Company, 2264E 11th Avenue Vancouver, British Columbia A1 V5N1Z6.

	Common Shares Beneficially Owned (1)(2)	Percentage
Directors and Officers

Marcel (Moti) Maram	21,534	*
Avner Tal	21,534	*
Yftah Ben Yaackov	43,077	1%
Gabi Kabazo	722	*
Stefania Szabo	165	*
Harold Wolkin	996	*
Carmel Zigdon	41,684	1%
Niv Shirazi	-	-
Mor Bzizinsky	-	-
	-	-

All officers and directors as a group (7 persons)	129,712	3.1%

*	Less than 1%

(1)	Unless otherwise indicated, the persons named have sole ownership, voting and investment power with respect to their stock, subject to applicable laws relative to rights of spouses. Percentage ownership is based on 4,222,279 common shares outstanding as of the date of filing of this Annual Report.
(2)	Adjusted to reflect one (1) for one hundred ninety (190) reverse stock split in March 2024.

B.	RELATED PARTY TRANSACTIONS

During the fiscal year ended December 31, 2023, the Company paid management, consulting and director fees in the aggregate amount of $1,874,710 to its President (Mr. Maram), CEO (Mr. Ben Yaackov), CFO (Mr. Kabazo), CTO (Mr. Tal) and three directors (Mr. Wolkin, Mr. Shirazi and Mrs. Szabo). During the same period in 2022 the Company paid $1,502,993 to its President (Mr. Maram), CEO (Mr. Ben Yaackov), CFO (Mr. Kabazo), CTO (Mr. Tal) and three directors (Mr. Wolkin, Mr. Shirazi and Mrs. Szabo).

As at December 31, 2023, $843 was owed from a shareholder of the Company (Miss Dalia Bzizinsky) (December 31, 2022– $1,002).

As at December 31, 2023, $450,048 was owed to directors of the Company for management, consulting and director fees (Mr. Ben Yaackov, Mr. Kabazo, Mr. Wolkin and Mrs. Szabo) (December 31, 2022– $37,094).

On April 27, 2023, the Company granted 10,000 stock options (53 stock options post reverse split) to a director (Mr. Shirazi), which options are exercisable for 5 years, at an exercise price of $3.82 per share.

On April 27, 2023, the Company granted 43,847 RSU’s (231 RSU’s post reverse split) to two directors (Mr. Wolkin and Mrs. Szabo). The RSUs will vest over one year.

On August 8, 2023, the Company granted 90,000 stock options (474 stock options post reverse split) to three directors (Mr. Wolkin, Mrs. Szabo and Mr. Shirazi), which options are exercisable for 5 years, at an exercise price of $1.93 per share.

On August 8, 2023, the Company granted 27,819 RSU’s (146 RSU’s post reverse split) to two directors (Mr. Wolkin and Mrs. Szabo). The RSUs will vest over one year.

On December 31, 2023, the Company granted 73,529 RSU’s (387 RSU’s post reverse split) to its CFO (Mr. Kabazo).

All the above transactions were measured at fair value, Compensation to Officers and Directors is determined by the compensation committee and is effective until the next compensation meeting, usually on April of each year.

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

Our Common Shares are currently traded on the Nasdaq Capital Market under the symbols “BCAN.”

B.	Plan of Distribution

Not Applicable.

C.	Markets

See Item 9.A.

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issue

Not Applicable.

ITEM 10	ADDITIONAL INFORMATION

A.	Share Capital

Our authorized capital consists of an unlimited number of common shares, without par value. As of April 1, 2024, there are 3,245,069 common shares issued and outstanding. That number reflects the Reverse Split.

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

None of our shares are held by us or on behalf of us. A summary of our outstanding shares and derivative securities (convertible or exercisable into common shares) is as follows:

Common Shares

Issued & Outstanding as at April 1, 2024	4,222,279

Convertible Securities	Exercise Price		Expiry Date
Stock Options		$155.8	March 29, 2026	790
Stock Options	US$	100.7	January 16, 2029	3,421
RSUs		-		3,641
Warrants	US$	98.8	December 21, 2028	15,182

Series A Warrants	US$	1.36	September 14, 2026	3,476,504
Series B Warrants	US$	1.36	March 14, 2029	20,046,570

Fully Diluted Share Capital				27,768,387

B.	Memorandum and Articles of Association

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

Ownership Threshold

Our articles or the BCBCA do not contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed. Securities legislation in Canada, however, requires that we disclose in our information circular for our annual general meeting, holders who beneficially own more than 10% of our issued and outstanding shares. Most state corporation statutes do not contain provisions governing the threshold above which shareholder ownership must be disclosed. Upon the effectiveness of this Annual Report, we expect that the United States federal securities laws will require us to disclose, in our annual report on Form 20-F, holders who own 5% or more of our issued and outstanding shares.

C	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4. “Information on Our Company,” or elsewhere in this Annual Report.

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

In the event the common shares are (or are deemed to be) taxable Canadian property to a Non-Canadian Holder and a capital gain realized on the disposition of such common shares is not exempt from tax under the Tax Act by virtue of the terms of an applicable tax treaty, such Non-Resident Holder will realize a capital gain (or capital loss) generally in the circumstances and computed in the manner described above under “Certain Canadian Federal Income Tax Considerations for Canadian Holders—Disposition of Common Shares”. A Non-Canadian Holder whose common shares are taxable Canadian property may be required to file a Canadian income tax return reporting the disposition of such common shares. Non-Canadian Holders whose common shares are taxable Canadian property shouldonsult their own tax advisors for advice having regard to their particular circumstances.

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

Not applicable.

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

Not required for smaller reporting companies.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2023, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are not effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure. In particular, we identified material weaknesses in internal control over financial reporting, as discussed below.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2023 based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on that assessment, our management concluded that our internal control over financial reporting was not effective as of December 31, 2023 due to ineffective controls over the following reporting areas to be material weaknesses:

●	Our written accounting policies and documentation of management’s consideration of the accounting treatment and implications over significant unusual transactions, including complex accounting associated with intangible assets, were limited and resulted in ineffective monitoring of financial reporting,
●	Due to our size and stage of development, segregation of all conflicting duties may not always be possible and may not be economically feasible. During the year, we lacked sufficient review procedures and segregation of duties such that a proper review had not been performed by someone other than preparer, including manual journal entries, and that process documentation is lacking for review and monitoring controls over financial statements close process and financial reporting.

(c) Attestation Report of the Registered Public Accounting Firm

This Annual Report on Form 20-F does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

There has been no change in the Company’s internal control over financial reporting during the year ended December 31, 2023 that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting. Management will continue to monitor and evaluate the effectiveness of our internal controls and procedures over financial reporting on an ongoing basis and are committed to taking further action and implementing additional improvements as necessary.

ITEM 16.	[RESERVED]

Not applicable.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee is comprised of Harold Wolkin, Niv Shirazi and Stefania Szabo, and is chaired by Harold Wolkin. Our Board has determined that Harold Wolkin is an audit committee financial expert and that each of the other members of the committee is financially literate. Each of the members of the audit committee meets the independence requirements for directors, including the heightened independence standards for members of the Audit Committee under Rule 10A-3 under the Exchange Act, the Nasdaq Stock Market and NI 52-110.

Mr. Wolkin’s experience that qualifies him as a financial expert are set forth under Item 6.A.

ITEM 16B	CODE OF ETHICS

The Company has adopted home country practice as permitted by Nasdaq rules and is therefore not required to adopt a code of ethics. However, the Company intends to adopt a code of ethics by the end of 2024.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Reliant CPA PC (“Reliant”) has served as our principal independent registered public accounting firm for the years ended December 31, 2023 and 2022.

The following table provides information regarding fees paid or to be paid by us to Reliant.

	Year Ended December 31,
(Canadian Dollars)	2023	2022
Audit fees (1)	81,288	81,192
Audit-related fees (2)	40,066	-
Tax fees (3)	-	-
All other fees	20,141	20,173
Total	141,495	101,365

(1)	Audit fees consist of professional services provided in connection with the audit of our annual financial statements.

(2)	Audit-related fees consist of services in connection with our initial public offering.

(3)	Tax fees consist of fees for professional services for tax compliance, tax advice, and tax audits.

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

The Company’s external auditor is Reliant CPA PC, who have prepared an independent auditor’s report dated April 2, 2024, in respect of the Company’s consolidated financial statements with accompanying notes for the years ended December 31, 2023 and 2022.

The Company’s previous external auditor was BF Borgers CPA PC, who have prepared an independent auditor’s report dated May 2, 2022, in respect of the Company’s financial statements with accompanying notes for the year ended December 31, 2021.

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

As a foreign private issuer, we are permitted, and therefore follow certain home country corporate governance practices instead of those otherwise required by the Nasdaq for domestic U.S. issuers. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on The Nasdaq Capital Market may provide less protection to you than what is accorded to investors under the Nasdaq Rules applicable to domestic U.S. issuers.

Accordingly, we have elected to follow, among others, the provisions, rather than the Nasdaq Rules, with respect to the following requirements:

●	Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the Nasdaq Rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

●	Quorum. While the Nasdaq Rules require that the quorum for purposes of any meeting of the holders of a listed Company’s common voting stock, as specified in the Company’s bylaws, be no less than 33 1/3% of the Company’s outstanding issued and outstanding share capital, under Canadian law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our amended and restated articles of association provides that a quorum of shareholders holding at least 5% of the issued shares entitled to be voted at the meeting.

●	Code of Conduct. Nasdaq Rules require that the Company adopt a code of conduct applicable to all directors, officers and employees. Canadian law has no such requirement. The Company intends to adopt a code of conduct by the end of 2024.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

The Company does not have an insider trading policy as such policy is not required under Canadian law.

ITEM 16K.	CYBERSECURITY

Cybersecurity Risk Management and Strategy

We recognize the importance of timely and appropriately assessing, preventing, identifying and managing risks associated with Cybersecurity Threats, as such term is defined in Form 20-F, Part II, Item 16K(a). These risks include, among other things, potential operational risks; intellectual property theft; fraud; extortion; harm to associates and customers; violation of privacy and other litigation and legal risk; and reputational risks.

To date, we have encountered no Cybersecurity Threats and have not implemented any specific policies with respect to any such threats. Our management considers Cybersecurity Threat risks alongside other company risks as part of our overall risk assessment process.

However, we intend to adopt in the near future cybersecurity processes, technologies and controls to aid in our efforts to assess, prevent, identify and manage such risks.

PART III

ITEM 17	FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18	FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this Annual Report beginning on page F-1.

ITEM 19	EXHIBITS

The following exhibits are included in the Annual Report on Form 20-F:

EXHIBIT INDEX

Exhibit Number	Exhibit Description

1.1	Form of Underwriting Agreement (1)

2.1	Certificate of Amalgamation (2)

2.2	Business Combination Agreement (2)

2.3	First Amendment to Business Combination Agreement (2)

2.4	Second Amendment to Business Combination Agreement (2)

3.1	Notice of Articles of the Company (2)

3.2	Amended and Restated Articles of the Company (3)

4.1	Form of Series A Warrant (1)

4.2	Form of Series B Warrant (1)

4.3	Form of Pre-funded Warrant (1)

10.1	Consulting Agreement dated June 29, 2021, by and between the Company and Yiftah Ben Yaackov (2)

10.4	License Assignment dated November 24, 2019, between Dalia Bzizinsky and B.Y.B.Y Investments and Promotions Ltd. (2)

10.5	Lease dated May 1, 2020, between Dalia Bzizinsky and Cannasoft Pharma Ltd. (2)

10.6	Trust Declaration dated as of October 1, 2020 (2)

10.8	Escrow Agreement dated March 29, 2021 among the Company, Computershare Investor Services and certain stockholders (2)

10.10	Stock Option Plan (7)

10.12	Share Purchase Agreement dated September 18, 2022, by and between the Company and Carmel Zigdon (4)

10.13	Shareholders Rights Plan dated January 24, 2024, by and between the Company and Computershare Investor Services Inc. (6)

16.1	Letter from Dale Matheson Carr -Hilton Labonte LLP (2)

16.2	Letter from BF Borgers CPA PC (5)

16.3	Letter from Reliant CPA PC (5)

99.1	Authorization for Dealing in Controlled Substances Issued by the Ministry of Health dated October 12, 2020 (2)

99.2	Cultivation Farm license (7)

99.3	License to deal with a Controlled Substance without Contact Issued by the Ministry of Health, Israeli Medical Cannabis Agency dated February 5, 2023 (4)

(1)	Incorporated by reference to the Company’s Amendment No. 1 to its Registration Statement on Form F-1 filed on March 7, 2024
(2)	Incorporated by reference to the Company’s Form 20-F/A filed on May 18, 2022.
(3)	Incorporated by reference to the Company’s Form 6-K filed on February 12, 2024
(4)	Incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 27, 2023
(5)	Incorporated by reference to the Company’s Form 6-K filed on January 17, 2023
(6)	Incorporated by reference to the Company’s Form 6-K filed on January 24, 2024
(7)	Incorporated by reference to the Company’s Registration Statement on Form F-1 filed on February 28, 2024

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

BYND CANNASOFT ENTERPRISES INC.

By:	/s/ Yftah Ben Yaackov
Name:	Yftah Ben Yaackov
Title:	Chief Executive Officer

Date: April 2, 2024

80

81

BYND CANNASOFT ENTERPRISES INC.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2023 and 2022

(EXPRESSED IN CANADIAN DOLLARS)

F-1

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of BYND Cannasoft Enterprises Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of BYND Cannasoft Enterprises Inc. (the “Company”), as of December 31, 2023 and 2022, the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity (deficit) and cash flows for the years then ended, and related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years ended December 31, 2023 and 2022, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company’s significant operating losses raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

April 2, 2024

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

BF Borgers CPA PC

Served as Auditor since 2021

Lakewood, CO

May 2, 2022

BYND CANNASOFT ENTERPRISES INC.

Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

		December 31,	December 31,
As at	Notes	2023	2022
Assets
Cash		$3,113,934	$2,392,871
Funds held in escrow		-	-
Accounts receivable	6	189,434	227,804
Prepaid expenses		25,372	825,563
Total Current Assets		3,328,740	3,446,238
Intangible assets*	7	33,463,103	46,112,962
Property and equipment*	8	9,525	344,008
Total Assets		$36,801,368	$49,903,208
Trade payables and accrued liabilities	9	$258,515	$154,361
Related Parties	10	450,048	37,094
Deferred revenue	16	131,794	219,068
Long term loan – current portion	12	46,680	47,740
Total Current Liabilities		887,037	458,263
Long term loan	12	38,427	88,231
Warrants	11	958,146	-
Liabilities for employee benefits	13	91,533	86,015
Total Liabilities		$1,975,143	$632,509
Shareholders’ Equity
Share capital	14	$59,367,042	$54,806,522
Share purchase warrants reserve		-	639,879
Shares to be issued		53,567	41,875
Share-based payment reserve		711,267	570,446
Translation differences reserve		(7,246)	15,746
Capital reserve for re-measurement of defined benefit plan	13	13,764	13,279
Accumulated Deficit		(25,312,169)	(6,817,048)
Total Shareholders’ equity		$34,826,225	$49,270,699
Total Liabilities and Shareholders’ Equity		$36,801,368	$49,903,208

*	Revised as of December 31, 2022 (Note 4)

Nature of operations and going concern (Note 1)

Subsequent events (Note 19)

These financial statements were approved for issue by the Board of Directors on April 2, 2024 and signed on its behalf by:

“Yftah Ben Yaackov”	“Gabi Kabazo”
Director	Director

The accompanying notes are an integral part of these financial statements.

BYND CANNASOFT ENTERPRISES INC.

Consolidated Statements of Loss and Comprehensive Loss

For the Years Ended on December 31, 2023 and 2022

(Expressed in Canadian Dollars)

For the year ended December 31	Notes	2023	2022	2021

Revenue	16	$1,076,861	$1,123,072	$1,217,459
Cost of revenue	8, 17	(678,305)	(506,500)	(594,321)
Gross profit		398,556	616,572	623,138
Consulting and marketing		1,387,628	8,190	20,309
Research and Development		836,833	-	-
Depreciation and Amortization	7, 8	93,354	30,702	51,988
General and administrative expenses		1,254,089	947,300	334,036
Share-based compensation		343,252	153,909	550,517
Professional fees		1,739,430	1,220,746	278,012
		(5,654,586)	(2,360,847)	(1,234,862)

Loss before other income (expense)		(5,256,030)	(1,744,275)	(611,724)
Other income (expense)
Finance income (expenses), net		314	(14,451)	(13,514)
Foreign exchange gain (loss)		(76,469)	100,322	123,002
Gain from warrants revaluation		7,704	-	-
Covid-19 grant		-	-	53,301
Listing expense		-	-	(4,394,390)
Impairments		(13,142,481)	-	-
		(13,210,932)	85,871	(4,231,601)

Loss before tax		(18,466,962)	(1,658,404)	(4,843,325)
Tax expense	18	(28,159)	(6,280)	(35,413)
Loss for the year		$(18,495,121)	$(1,664,684)	$(4,878,738)

Other comprehensive income (loss)
Exchange differences on translation		(22,992)	(11,709)	14,473
Remeasurement of a defined benefit plan, net		485	3,835	6,223
Other comprehensive income (loss) for the year		(22,507)	(7,874)	20,696
Total comprehensive loss		$(18,517,628)	$(1,672,558)	$(4,858,043)

Loss per share – basic and diluted*		$(91.20)	$(9.88)	$(41.42)
Weighted average number of common shares outstanding – basic and diluted*		204,054	167,716	117,540

*	Adjusted to reflect one (1) for one hundred ninety (190) reverse stock split in March 2024 (see Note 1)

The accompanying notes are an integral part of these consolidated financial statements.

BYND CANNASOFT ENTERPRISES INC.

Consolidated Statements of Shareholders’ Equity*

For the Years Ended on December 31, 2023 and 2022

(Expressed in Canadian Dollars)

	Number of shares**	Share capital	Shares to be issued	Share purchase warrants reserve	Translation differences reserve	Share-based payment reserve	Capital reserve for re-measurement of defined benefit plan	Accumulated Deficit	Total Shareholders’ Equity
Balance at January 1, 2021	42,886	289	-	-	12,982	-	3,221	(273,626)	(257,134)
Shares issued for acquisition of B.Y.B.Y Investments and promotions Ltd. (“B.Y.B.Y.”)	51,745	840,941	-	-	-	-	-	-	840,941
Shares issued upon reverse takeover	32,995	5,140,676	-	-	-	-	-	-	5,140,676
Proceeds for shares issued	27,022	4,812,365	-	-	-	-	-	-	4,812,365
Proceeds for shares issued from exercise of stock options	316	49,200	-	-	-	-	-	-	49,200
Proceeds for shares to be issued	-	-	81,967	-	-	-	-	-	81,967
Share purchase warrants reserve	-	-	-	639,879	-	-	-	-	639,879
Share-based payments	-	-	-	-	-	550,517	-	-	550,517
Loss for the period	-	-	-	-	-	-	-	(4,878,738)	(4,878,738)
Other comprehensive income for the period	-	-	-	-	14,473	-	6,223	-	20,696
Balance at December 31, 2021	155,154	$10,843,471	$81,967	$639,879	$27,455	$550,517	$9,444	$(5,152,364)	$7,000,369
Proceeds for shares issued from exercise of stock options	1,526	371,780	-	-	-	(133,980)	-	-	237,800
Shares issued for acquisition of Zigi Carmel Initiatives and Investments Ltd. (“ZC”)	41,684	42,768,000	-	-	-	-	-	-	42,768,000
Shares issued for services	71	83,752	-	-	-	-	-	-	83,752
Share-based payments	-	-	-	-	-	153,909	-	-	153,909
Shares to be issued for services	-	-	41,875	-	-	-	-	-	41,875
Proceeds for shares issued	965	739,519	(81,967)	-	-	-	-	-	657,552
Loss for the period	-	-	-	-	-	-	-	(1,664,684)	(1,664,684)
Other comprehensive loss for the period	-	-	-	-	(11,709)	-	3,835	-	(7,874)
Balance at December 31, 2022	199,400	$54,806,522	$41,875	$639,879	$15,746	$570,446	$13,279	$(6,817,048)	$49,270,699
Shares issued for cash, net	24,305	3,729,901	-	-	-	-	-	-	3,729,901
Shares issued for services	259	190,740	(41,875)	-	-	-	-	-	148,865
Share-based payments	-	-	-	-	-	140,821	-	-	140,821
Shares to be issued for services	-	-	53,567	-	-	-	-	-	53,567
Warrants expired	-	639,879	-	(639,879)	-	-	-	-	-
Loss for the period	-	-	-	-	-	-	-	(18,495,121)	(18,495,121)
Other comprehensive loss for the period	-	-	-	-	(22,992)	-	485	-	(22,507)
Balance at December 31, 2023	223,964	$59,367,042	$53,567	-	$(7,246)	$711,267	$13,764	$(25,312,169)	$34,826,225

*	Adjusted to reflect one (1) for one hundred ninety (190) reverse stock split in March 2024 (see Note 1)
**	The number of shares outstanding before the RTO have been restated to reflect the effect of issuing 53.84 RTO shares for each share outstanding.

The accompanying notes are an integral part of these consolidated financial statements.

BYND CANNASOFT ENTERPRISES INC.

Consolidated Statements of Cash Flows

For the Years Ended on December 31, 2023 and 2022

(Expressed in Canadian Dollars)

For the year ended December 31	2023	2022	2021
Operating activities:
Loss for the year	$(18,495,121)	$(1,664,684)	$(4,878,738)
Items not involving cash:
Depreciation	93,355	33,100	55,921
Finance expense	3,333	4,977	5,697
Change in benefits to employees	6,003	2,792	10,414
Gain from conversion of debt to note	-	-	(155,548)
Listing expense	-	-	4,394,390
Gain from revaluation of warrants	(7,704)	-	-
Impairments	13,142,481	-	-
Share-based compensation	140,821	153,909	550,517
Shares issued for services	202,432	125,627	-
Foreign exchange (gain) loss	177,906	(106,463)	(71,876)
Changes in non-cash working capital items:
Accounts receivable	38,370	(30,976)	45,489
Trade payables and accrued liabilities	67,060	10,857	(185,218)
Related parties	450,048	-	-
Prepaid expenses	800,191	(785,323)	(37,891)
Deferred revenue	(87,274)	189,022	(77,819)
Net cash used in operating activities	(3,468,099)	(2,067,162)	(344,662)
Investing activities:
Purchase of property and equipment*	(7,703)	(149,675)	(392,652)
Investment in intangible assets*	(366,325)	(1,860,214)	(450,429)
Disposal of property and equipment	-	1,500	-
Net cash used in investing activities	(374,028)	(2,008,389)	(843,081)
Financing activities:
Proceeds from exercise of stock options	-	237,800	49,200
Proceeds from private placements held in escrow	-	-	2,500,000
Proceeds from private placements	-	657,552	2,952,244
Proceeds from shares to be issued	-	-	81,967
Cash acquired from acquisition of BYND	-	-	491,144
Repayment of lease obligations	-	-	(17,796)
Proceeds from public offering, net	4,695,751	-	-
Repayment of long term loan	(45,350)	(46,561)	(11,437)
Net cash provided by financing activities	4,650,401	848,791	6,048,322
Net Increase (decrease) in cash	808,274	(3,226,760)	4,860,579
Release of funds from escrow	-	2,484,634	-
Effect of foreign exchange rate changes on cash	(87,211)	109,647	86,390
Cash at beginning of year	2,392,871	3,025,350	563,015
Cash at end of year	$3,113,934	$2,392,871	$3,025,350
Funds held in escrow at the end of year	$-	$-	$2,484,634

Supplemental disclosure of cash flow information
Cash paid during the year for interest	$5,972	$4,977	$-

Supplemental non-cash information
Shares issued for intangible asset in Zigi Carmel acquisition	$-	$42,768,000	$-

Shares issued for intangible asset in B.Y.B.Y acquisition	$-	$-	$850,000

*	Revised as of December 31, 2022 (Note 4)

The accompanying notes are an integral part of these financial statements.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2023 and 2022

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 1 – NATURE OF OPERATIONS AND GOING CONCERN

Operations

BYND Cannasoft Enterprises Inc. (the “Company” or “BYND Cannasoft”) is a Canadian company which was amalgamated under the Business Corporations Act (British Columbia) on March 29, 2021. The Company’s registered address is 2264 East 11th Avenue, Vancouver, BC, V5N 1Z6, Canada.

The Company currently operates only in Israel and through its subsidiaries (i) develops, markets and sells a proprietary client relationship management software known as “Benefit CRM” and its new Cannabis CRM platform, and (ii) is developing the EZ-G device, a unique, patent pending device that, combined with proprietary software (provisional application), regulates the flow of low-concentration CBD oils into the soft tissues of the female sexual organs, and (iii) manages the construction, licensing and operation of a cannabis farm and indoor cannabis growing facility.

On March 29, 2021, the Company completed the business combination transactions with BYND – Beyond Solutions Ltd. (“BYND”). As a result of the business combination transactions, BYND became a wholly owned subsidiary of the Company. This transaction was accounted for as a reverse asset acquisition of the Company by BYND (“RTO”)

On March 29, 2021, BYND completed the share exchange agreement with B.Y.B.Y. As a result of the share exchange agreement, BYND holds 74% ownership interest in B.Y.B.Y. One of the former shareholders holds the remaining 26% ownership interest in B.Y.B.Y. in trust for BYND, for the purpose to comply with Israeli Cannabis Laws regarding the ownership of medical cannabis license rights This transaction was accounted for as asset acquisition according to IFRS 2 Share-based Payment.

On September 22, 2022, the Company and the former shareholder of Zigi Carmel Initiatives and Investments Ltd. (“ZC”) entered into a share exchange agreement, whereby the Company would acquire 100% ownership interest in ZC from the former shareholder in exchange for 7,920,000 common shares (41,684 common shares post reverse split) of the Company. The share exchange agreement was executed and fully completed on September 22, 2022.

Reverse stock split

On March 15, 2024, the Company announced a one (1) for one hundred ninety (190) reverse stock split of its outstanding common shares that became effective on March 22, 2024.

All shares, stock options, share purchase warrants, RSU’s and per share information in these consolidated financial statements have been restated to reflect the reverse stock split on a retroactive basis.

War in Israel

On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Following the attack, Israel’s government declared war against Hamas. Other terrorist organizations such as the Hezbollah in Lebanon on Israel’s northern border have launched rocket attacks on Israel in support of Hamas. The military campaign against Hamas and other terrorist organizations is ongoing and could escalate in the future into a larger regional conflict. There is no certainty as to the duration, severity, results or implications of the war on the State of Israel generally or on the Company.

While many of Israeli civilians were draft to reserve duty, the company’s headquarter activity located in Israel remain unharmed. With regards to company’s source of income, during the first month of the war, a few credit card companies reported on a sharp decrease in transactions in Israel. Despite that, the company has not experienced any material impact on its revenues, mainly due the fact that most of the company’s revenue is generated overseas.

As of the date of these financial statements, the end of the war is unknown.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2023 and 2022

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 1 – NATURE OF OPERATIONS AND GOING CONCERN (continued)

Going concern

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. To date, the Company has incurred losses and may incur further losses in the development of its business. During the year ended December 31, 2023, the Company incurred a net loss of $18,495,121 and had an accumulated deficit of $25,312,169 as at December 31, 2023. The Company’s ability to continue its operations and to realize assets at their carrying values is dependent upon its ability to raise financing and generate profits and positive cash flows from operations in order to cover its operating costs. From time to time, the Company generates working capital to fund its operations by raising additional capital through debt financing. However, there is no assurance it will be able to continue to do so in the future. These factors indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern.

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

These financial statements were authorized for issue by the Board of Directors on April 2, 2024.

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

For the Years Ended for December 31, 2023 and 2022

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

For the Years Ended for December 31, 2023 and 2022

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

Other Significant judgments

The preparation of financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant judgments in applying the Company’s financial statements include:

●	the assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty;
●	the classification of financial instruments;
●	the assessment of revenue recognition using the five-step approach under IFRS 15 and the collectability of accounts receivable; and
●	the determination of the functional currency of the company.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES

a.	Foreign Currency Transactions

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

For the Years Ended for December 31, 2023 and 2022

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

Translation to presentation currency

The functional currency of the Company is the NIS, which is different from its presentation currency Canadian dollar. The financial results and position of the Company are translated from NIS to Canadian dollars as follows:

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

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2023 and 2022

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (continued)

b.	Financial Instruments (continued)

The following table shows the classification under IFRS 9:

Financial assets / liabilities	Classification under IFRS 9
Cash	FVTPL
Accounts receivable	Amortized cost
Marketable securities	FVTPL
Trade payables and accrued liabilities	Amortized cost
Convertible debt	Amortized cost
Derivative liability	FVTPL
Promissory note	Amortized cost
Long term loan	Amortized cost

(ii)	Measurement

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

For the Years Ended for December 31, 2023 and 2022

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

For the Years Ended for December 31, 2023 and 2022

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

The Company accounts for contracts with customers when it has approval and commitment for both parties, each party’s right have been identified, payment terms are defined, the contract has commercial substance and collection is probable. For contracts that involve multiple performance obligations, the Company allocates the transaction price to each performance obligation in the contract based on the relative standalone selling prices and recognize revenue when, or as, performance obligations in the contacts are satisfied.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2023 and 2022

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (continued)

e.	Revenue recognition (continued)

Software development

The Company provides software customization and development service to its customers. Revenue is generally recognized over time by measuring the progress towards complete satisfaction of the performance obligation in a manner reflecting the Company’s performance in passing control in the products and services promised to the customer.

Software license

The Company provides the right to access its CRM software through licensing and sales of its CRM software. Revenues from software license are recognized at the point of time when the right to access the software is provided and the control of the license is transferred to the customer.

Software support

The Company provides ongoing software support to its customers who purchase and use its CRM software. Revenue from software support services is recognized over time as the support service is rendered.

Cloud hosting

The Company hosts the customer’s software and applications on its cloud platform. Revenue from cloud hosting is recognised over time when the hosting service is provided.

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

For the Years Ended for December 31, 2023 and 2022

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

For the Years Ended for December 31, 2023 and 2022

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

i.	Basic and diluted income (loss) per share

The Company presents basic income (loss) per share data for its common shares, calculated by dividing the income (loss) attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. The diluted income (loss) per share is determined by adjusting the income (loss) attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all options, warrants and similar instruments outstanding that may add to the total number of common shares. During the years ended December 31, 2023 and 2022, the Company does not have any dilutive instruments outstanding. In addition, because the Company incurred net losses, the effect of dilutive instruments would be anti-dilutive and therefore diluted loss per share equals basic loss per share.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2023 and 2022

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 4 – RESTATEMENT OF PREVIOUSLY ISSUED FINANCIALS STATEMENT

As a result of the findings based on the Company’s ongoing reviews, the Company, in consultation with the Board of Directors, determined that the previously issued Consolidated Balance Sheet presented in the 20-F filed on April 27, 2023, for the year ended December 31, 2022 had a clerical error in relation to software development costs that should be part of intangible assets and not included in capital work in progress, and they would make the necessary accounting corrections and restate such financial statement.

This error correction resulted in a decrease to property and equipment of $987,006 at December 31, 2022 and $198,045 at January 1, 2022 and an increase to intangible assets of $987,006 at December 31, 2022 and $198,045 at January 1, 2022.

Such correction of a clerical error did not impact consolidated assets, liabilities or total shareholder’s equity as of December 31, 2023 and 2022, or comprehensive loss or cash flows for the years ended December 31, 2023 and 2022.

Following is a comprehensive list of all revised adjustments made during the Restatement process:

	As Previously Reported	Adjustments	As Revised
Financial Position as at December 31, 2022
Intangible Assets	$45,139,683	$973,279	$46,112,962
Property and Equipment	1,317,287	(973,279)	344,008
Total Assets	$49,903,208	$-	$49,903,208

Cash Flow for the year ended December 31, 2022
Purchase of property and equipment	$(938,635)	$788,960	$(149,675)
Investment in intangible assets	(1,071,254)	(788,960)	(1,860,214)
Cash used in investing activities	$(2,008,389)	$-	$(2,008,389)

NOTE 5 – ACQUISITIONS

Acquisition of Zigi Carmel

On September 22, 2022, the Company and the former shareholder of Zigi Carmel Initiatives and Investments Ltd. (“ZC”) entered into a share exchange agreement, whereby the Company would acquire 100% ownership interest in ZC from the former shareholder in exchange for 7,920,000 common shares (41,684 common shares post reverse split) of BYND. The share exchange agreement was executed and fully completed on September 22, 2022.

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

Consideration transferred:	$
Value allocated to shares issued - 7,920,000 shares (41,684 shares post reverse split) at $5.40 per share		42,768,000

Fair value of assets and liabilities acquired:
Investments		137,811
Intangible asset – patents pending		42,768,000
Shareholder loan		(137,811)
		42,768,000

The intangible asset acquired in the acquisition of ZC is attributed to 2 patents pending for a therapeutic device (the “EZ-G” device) owned by ZC. The company has determined that the patents pending shall not be amortized until they are approved and then will be amortized over the course of their life.

NOTE 6 – ACCOUNTS RECEIVABLE

	December 31, 2023	December 31, 2022
Trade receivables	$119,094	$136,274
Income tax advances	52,003	90,528
Interest receivable	17,494	-
Due from shareholders	843	1,002
	$189,434	$227,804

Information on the Company’s exposure to credit risk and market risk, as well as impairment losses on trade receivables and other accounts receivable, is provided in Note 15.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2023 and 2022

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 7 – INTANGIBLE ASSETS

The Company’s intangible assets relate to the proprietary Cannabis CRM software the Company is developing, Patents pending for the EZ-G device (Note 5) as well as the primary growing license for medical cannabis in Israel.

The additions for the software include cost of wages of the software developers for the time they spend on developing the Cannabis CRM software.

The additions for year ended December 31, 2022 for the Patents include the fair value attributed to the Patents upon the acquisition of ZC of $42,768,000 as well as transaction and other costs in the amount of $193,382., for a total of $42,961,382.

The Company considered indicators of impairment at December 31, 2023 and 2022. The Company recorded impairment loss during the year ended December 31, 2023 for the license, the software and the patents pending. The impairment for the software and the license was done mainly because of recent medical cannabis legislation changes in Israel that have materially affected the value of these assets. The impairment for the Patents pending was done because of updated forecasts for the revenue the Company anticipates to generate from these patents pending.

	Software*	License	Patents Pending	Total
Cost
Balance, December 31, 2021	$648,474	$850,000	$-	$1,498,474
Additions	1,699,158	-	42,961,382	44,660,540
Translation differences	(46,052)	-	-	(46,052)
Balance, December 31, 2022	2,301,580	850,000	42,961,382	46,112,962
Additions	366,325	-	-	366,325
Impairments	(2,478,491)	(850,000)	(9,498,279)	(12,826,770)
Translation differences	(108,176)	-	-	(108,176)
Balance December 31, 2023	$81,238	$-	33,463,103	$33,544,341

Accumulated amortization	Software	License	Patents Pending	Total
Balance, December 31, 2021	$-	$-	-	$-
Depreciation	-	-	-	-
Balance, December 31, 2022	-	-	-	-
Amortization	81,406	-	-	81,406
Translation differences	(168)	-	-	(168)
Balance December 31, 2023	$81,238	$-	-	$81,238

Net book value
At December 31, 2022	$2,301,580	$850,000	42,961,382	$46,112,962
At December 31, 2023	$-	$-	33,463,103	$33,463,103

*	Reclassified software development costs from Capital Work in Progress (Note 8) to Intangible Assets – Software (See Note 4)

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2023 and 2022

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 8 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	Computers & Equipment	Vehicles	Furniture & Equipment	Capital Work In Progress*	Total

Costs
Balance, January 1, 2022	$31,944	$192,482	$35,414	$192,014	$451,854
Additions	460	-	-	149,215	149,675
Disposals	(1,500)	-	-	-	(1,500)
Translation differences	(1,885)	(11,430)	(2,104)	(13,311)	(28,730)
Balance, December 31, 2022	29,019	181,052	33,310	327,918	571,299
Additions	6,664	-	1,039	704	8,407
Impairments	-	-	-	(315,711)	(315,711)
Translation differences	(1,519)	(9,419)	(1,735)	(12,911)	(25,584)
Balance, December 31, 2023	$34,164	$171,633	$32,614	$-	$238,411

Accumulated depreciation
Balance as of January 1, 2022	$26,794	$150,219	$29,645	$-	$206,658
Depreciation	2,399	28,405	2,297	-	33,101
Translation differences	(1,605)	(9,089)	(1,774)	-	(12,468)
Balance, December 31, 2022	27,588	169,535	30,168	-	227,291
Depreciation	2,172	9,377	1,897	-	13,446
Translation differences	(1,439)	(8,839)	(1,573)	-	(11,851)
Balance, December 31, 2023	$28,321	$170,073	$30,492	$-	$228,886
Net book value
At December 31, 2022	$1,431	$11,517	$3,142	$327,918	$344,008
At December 31, 2023	$5,843	$1,560	$2,122	$-	$9,525

*	Reclassified software development costs from Capital Work in Progress to Intangible Assets (Note 7) – Software (See Note 4)

During the year ended December 31, 2023, depreciation of $1,498 (2022 - $2,399) related to computer and equipment is included in cost of revenue.

As of December 31, 2023 and 2022 the Company’s Capital work in progress relates to the ongoing investment in the future medical cannabis cultivation facility in Moshav Kochav Michael, Israel which includes permits and design.

The Company considered indicators of impairment at December 31, 2023 and 2022. The Company recorded impairment loss during the year ended December 31, 2023 for the capital work in progress.

The impairment for the capital work in progress was done mainly because of recent medical cannabis legislation changes in Israel that have materially affected the value of this asset.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2023 and 2022

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 9 – TRADE PAYABLES AND ACCRUED LIABILITIES

	December 31, 2023	December 31, 2022
Trade payables	$157,705	$40,241
VAT, income and dividend taxes payable	28,027	43,703
Salaries payable	72,783	70,417
	$258,515	$154,361

NOTE 10 – RELATED PARTY TRANSACTIONS

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Company’s Board of Directors and corporate officers. The remuneration of directors and key management personnel, not including normal employee compensation, made during the years ended December 31, 2023 and 2022 is set out below:

	December 31, 2023	December 31, 2022	December 31, 2021
Salary (cost of sales and services)	$258,281	$200,747	$98,523
Salary (general and administrative expenses)	970,487	376,237	39,492
Share based payments	343,253	153,909	550,517
Salary (Intangible asset – software)	137,374	553,326	300,273
Consulting (research and development)	83,699	-	-
Consulting (Capital work in progress)	-	75,274	113,107
Consulting (Professional fees)	81,616	143,500	61,000
	$1,874,710	$1,502,993	$1,162,912

As of December 31, 2023 and 2022, $843 and $1,002, respectively, was owed from shareholders of the Company. Amounts owed were recorded in accounts receivable are non-interest bearing and unsecured.

As at December 31, 2023 and 2022, $450,048 and $37,094, respectively, was owed to directors of the Company. Amounts due were recorded in accounts payable are non-interest bearing and unsecured.

NOTE 11 – WARRANTS

The Company accounts for the warrants issued as part of the registered direct public offering that closed on December 21, 2023 (Note 14) under IFRS 9 and they are classified as a liability since the exercise price is not denominated in the functional currency of the Company. 2,884,616 warrants (15,182 warrants post reverse split) were issued at an exercise price of US$0.52 and expire on December 21, 2028. The derivative financial liability is re-measured at each reporting date, with changes in fair value recognized in finance expense (income), net.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2023 and 2022

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 11 – WARRANTS (continued)

The derivative financial liability as of December 31, 2023 amounted to $958,146. The amount was recorded at fair value according to a Black Scholes warrant pricing model.

For the year ended December 31, 2023, the Company recorded an income of $7,704 in the consolidated statements of loss and comprehensive loss as a result of the change in the fair value of warrants.

The key assumptions that were used in measuring the fair value of the warrants as of December 31, 2023 were: risk free interest rate – 3.17%, expected volatility – 107.47%, expected term 5 years from December 21, 2023 and expected dividend yield - 0.

A summary of changes in share purchase warrants issued by the Company during the year ended December 31, 2023 is as follows:

	Number of Warrants	Weighted Average Exercise Price US($)

Balance at December 31, 2022	-	-
Movement during the year ended	15,182	98.8
December 31, 2023*	15,182	98.8

*	Number of warrants and exercise price post reverse split

	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Warrant liability as of January 1, 2023	-	-	$-	$-
Fair value at inception	-	-	965,850	965,850
Change in fair value	-	-	(7,704)	(7,704)
Translation adjustments	-	-	-	-
Warrant liability as of December 31, 2023	-	-	$958,146	$958,146

NOTE 12 – LONG TERM LOAN

During the year ended December 31, 2020, the Company secured a term loan with a principal amount of $182,542 (NIS 500,000) from an Israeli bank. The loan bears interest at the rate of 3.14% per annum and matures on September 18, 2025. The loan is subject to 48 monthly payments commencing October 18, 2021. $9,127 (NIS 25,000) was deposited in the bank as security for the loan.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2023 and 2022

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 12 – LONG TERM LOAN (continued)

The activities of the long term loan during the years ended December 31, 2023 and 2022 are as follows:

	December 31, 2023	December 31, 2022
Balance, opening	$135,971	$192,651
Addition	-	-
Repayments	(45,350)	(46,561)
Interest expense, accrued	3,333	4,977
Translation difference	(8,847)	(15,096)
Balance, ending	85,107	135,971
Less:
Long term loan – current portion	46,680	47,740
Long term loan – non-current portion	$38,427	$88,231

The undiscounted repayments for each of the next four years and in the aggregate are:

Year ended	Amount
December 31, 2024	$46,680
December 31, 2025	38,427

$85,107

NOTE 13 – EMPLOYEE BENEFITS

The severance pay liability constitutes a defined benefit plan and was calculated using actuarial assumptions. In measuring the present value of the defined benefit obligation and the current service costs the projected unit credit method was used.

a.	Plan asset (liability)

Information on the Company’s defined benefit pension plan and other defined benefit plans, in aggregate, is summarized as follows:

	December 31, 2023	December 31, 2022
Defined benefit plan liability	$(91,533)	$(86,016)
Less:
fair value of plan asset or asset ceiling	-	-
	$(91,533)	$(86,016)

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2023 and 2022

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 13 – EMPLOYEE BENEFITS (continued)

b.	Changes in the present value of the defined benefit plan liability

The following are the continuities of the fair value of plan asset or plan liability and the present value of the defined benefit plan obligations:

	December 31, 2023	December 31, 2022
Balance, opening	$(86,016)	$(87,058)
Recognized in profit and loss for the year:
Interest cost	(4,638)	(1,964)
Current service cost	(5,860)	(6,023)
Actuarial gain (loss) for change of assumptions	485	3,835
Translation differences	4,496	5,194
Balance, ending	$(91,533)	$(86,016)

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

c.	Major assumptions in determining the defined benefit plan liability

The principal actuarial assumptions used in calculating the Company’s defined benefit plan obligations and net defined benefit plan cost for the years were as follows (expressed as weighted averages):

	December 31, 2023	December 31, 2022
Capitalization rate	3.15%	2.73%
Salary growth rate	0%	0%
Retirement rate	5%	5%

d.	Sensitivity analysis

The following table outlines the key assumptions for the years ended December 31, 2023 and 2022 and the sensitivity of a 1% change in each of these assumptions on the defined benefit plan obligations and the net defined benefit plan cost.

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

	December 31, 2023	December 31, 2022
Capitalization rate:
Impact of: 1% increase	$(4,775)	$(4,974)
1% decrease	5,720	6,013
Salary growth rate:
Impact of: 1% increase	$5,856	$6,128
1% decrease	-	-

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2023 and 2022

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 14 – EQUITY

Authorized

Unlimited number of common shares without par value.

Issued

As of December 31, 2023, 223,964 common shares were issued and outstanding.

During the year ended December 31, 2023

On January 3, 2023, the Company issued 6,727 common shares (35 common shares post reverse split) to two directors following the vesting of RSU’s with a fair value of $6.20, for a compensation amount of $41,875.

On April 4, 2023, the Company issued 6,727 common shares (35 common shares post reverse split) to two directors following the vesting of RSU’s with a fair value of $6.20, for a compensation amount of $41,730.

On April 27, 2023, the Company granted 43,847 RSU’s (231 RSU’s post reverse split) to two directors, 25% of the RSUs will vest each 3 months with the last tranche vesting on April 27, 2024.

On July 4, 2023, the Company issued 10,961 common shares (58 common shares post reverse split) to two directors following the vesting of RSU’s with a fair value of $3.82, for a compensation amount of $41,871.

On July 19, 2023 the Company issued 1,733,334 common shares (9,123 common shares post reverse split) at a price of US$1.50 per share following the closing of an underwritten public offering with gross proceeds to the Company of $3,424,201, before deducting underwriting discounts and other estimated expenses paid by the Company in the amount of $405,636, totalling in a net amount of $3,018,565.

On August 8, 2023, the Company granted 27,819 RSU’s (146 RSU’s post reverse split) to two directors, 50% of the RSUs will vest after 6 months, 25% after 9 months and 25% after a year.

On October 10, 2023, the Company granted 10,935 RSU’s (58 RSU’s post reverse split) to a consultant, the RSUs will vest over 4 months and a day.

On October 23, 2023, the Company issued 24,869 common shares (131 common shares post reverse split) to two directors following the vesting of RSU’s with a fair value of $2.62, for a compensation amount of $65,264.

On December 21, 2023 the Company issued 2,884,616 common shares (15,182 common shares post reverse split) at a price of US$0.52 per share following the closing of a registered direct public offering with gross proceeds to the Company of $1,996,650, before deducting underwriting discounts and other estimated expenses paid by the Company in the amount of $319,464, totalling in a net amount of $1,677,186. The offering was for sale of 2,884,616 units (15,182 units post reverse split), each consisting of one common share and one common warrant to purchase one common share per warrant at an exercise price of US$0.52 (Note 11).

On December 31, 2023, the Company granted 93,069 RSU’s (490 RSU’s post reverse split) to a director and a consultant, the RSUs will vest over 4 months and a day.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2023 and 2022

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 14 – EQUITY (continued)

During the year ended December 31, 2022

On January 13, 2022, the Company completed a non-brokered private placement financing wherein it raised $122,950 through the issuance of 40,983 common shares (216 common shares post reverse split) at a price of $3.00 per share.

On May 3, 2022, 150,000 stock options (790 stock options post reverse split) were exercised to common shares for a total proceeds of $123,000.

On July 4, 2022 the Company issued 6,727 common shares(35 common shares post reverse split) following the vesting of RSU’s.

On September 20, 2022 140,000 stock options (737 stock options post reverse split) were exercised to common shares for a total proceeds of $114,800.

On September 22, 2022, as part of the acquisition of Zigi Carmel described in note 4, the Company issued 7,920,000 of its common shares (41,684 of its common shares post reverse split) to the former shareholder of Zigi Carmel in exchange for all of the issued and outstanding shares of Zigi Carmel.

On October 3, 2022, the Company issued 6,727 common shares (35 common shares post reverse split) to two directors following the vesting of RSU’s.

On October 5, 2022, the Company completed a non-brokered private placement financing wherein it raised $616,570 through the issuance of 142,395 common shares (749 common shares post reverse split) at a price of $4.33 per share.

During the year ended December 31, 2021

On March 29, 2021, as part of the reverse takeover as described in note 1, the Company issued 18,015,833 of its common shares (94,820 of its common shares post reverse split) to the former shareholders of BYND in exchange for all of the issued and outstanding shares of BYND. Total 6,269,117 shares (32,995 shares post reverse split) were retained by the former shareholders of the Company.

On May 5, 2021, the Company announced that it completed a non-brokered private placement financing wherein it raised $522,410 through the issuance of 435,337 common shares (2,291 common shares post reverse split) at a price of $1.20 per share.

On July 5, 2021, the Company announced that it completed a non-brokered private placement financing wherein it raised $1,840,000 through the issuance of 2,000,000 common shares (10,526 common shares post reverse split) at a price of 0.92 per share.

On August 16, 2021, 5,000 stock options (26 stock options post reverse split) were exercised to common shares and on September 21, 2021, 55,000 stock options (289 stock options post reverse split) were exercised to common shares for a total proceeds of $49,200.

On October 4, 2021, the Company completed two non-brokered private placements financing wherein it raised $2,500,000 through the issuance of 2,403,846 common shares (12,652 common shares post reverse split) at a price of $1.04 per share as well as 400,000 non-transferable share purchase warrants(2,105 non-transferable share purchase warrants post reverse split) at an exercise price of $1.30 per common share.

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

In connection with the second financing, the Company raised $189,834 through the issuance of 94,917 common shares (500 common shares post reverse split) at a price of $2.00 per share.

On October 14, 2021, the Company completed a non-brokered private placement financing wherein it raised $400,000 through the issuance of 200,000 common shares (1,053 common shares post reverse split) at a price of $2.00 per share.

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

A summary of the stock options outstanding for the year ended December 31, 2023 are summarized as follows:

Pre reverse split:

	Number of Options	Weighted Average Exercise Price
Outstanding at January 1, 2021	-	-
Granted during the period	1,135,000	$1.09
Exercised during the period	(60.000)	$0.82
Cancelled during the period	(180,000)	$0.82
Outstanding at December 31, 2021	895,000	$1.16
Granted during the period	10,000	$6.20
Exercised during the period	(290,000)	$0.82
Cancelled during the period	-	$-
Outstanding at December 31, 2022	615,000	$1.41
Granted during the period	100,000	$2.12
Outstanding at December 31, 2023	715,000	$1.51
Exercisable at December 31, 2023	667,500	$1.47

Post reverse split:

	Number of Options	Weighted Average Exercise Price
Outstanding at January 1, 2021	-	-
Granted during the period	5,974	$207.1
Exercised during the period	(315)	$155.8
Cancelled during the period	(948)	$155.8
Outstanding at December 31, 2021	4,711	$220.4
Granted during the period	53	$1,178
Exercised during the period	(1,527)	$155.8
Cancelled during the period	-	$-
Outstanding at December 31, 2022	3,237	$267.9
Granted during the period	526	$402.8
Outstanding at December 31, 2023	3,763	$286.9
Exercisable at December 31, 2023	3,513	$279.3

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2023 and 2022

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 14 – EQUITY (continued)

Additional information regarding stock options outstanding as of December 31, 2023, is as follows:

Pre reverse split:

Outstanding			Exercisable
Number of stock options	Weighted average remaining contractual life (years)	Weighted Average Exercise Price	Number of stock options	Weighted Average Exercise Price

250,000	2.25	$0.82	250,000	$0.82
240,000	2.50	$1.22	240,000	$1.22
115,000	2.83	$2.65	115,000	$2.65
10,000	3.50	$6.20	10,000	$6.20
10,000	4.33	$3.82	7,500	$3.82
90,000	4.58	$1.93	45,000	$1.93

715,000	2.77	$1.51	667,500	$1.47

Post reverse split:

Outstanding			Exercisable
Number of stock options	Weighted average remaining contractual life (years)	Weighted Average Exercise Price	Number of stock options	Weighted Average Exercise Price

1,316	2.25	$155.8	1,316	$155.8
1,263	2.50	$231.8	1,263	$231.8
605	2.83	$503.5	605	$503.5
53	3.50	$1,178	53	$1,178
53	4.33	$725.8	39	$725.8
473	4.58	$366.7	237	$366.7

3,763	2.77	$286.9	3,513	$279.3

During the year ended December 31, 2023, there were 10,000 stock options (526 stock options post reverse split) granted to directors of the Company with an exercise price ranging from $1.93 to $3.82 per share.

As of December 31, 2023, 667,500 of these stock options (3,513 of these stock options post reverse split) were vested. During the year ended December 31, 2023, the Company recorded $140,821 in share-based payment expense.

During the year ended December 31, 2022, there were 10,000 stock options (53 stock options post reverse split) granted to a director of the Company with an exercise price of $6.20 per share ($1,178 per share post reverse split) and 290,000 stock options (1,527 stock options post reverse split) were exercised to shares.

As of December 31, 2022, 612,500 of these stock options (3,224 post reverse split) were vested. During the year ended December 31, 2022, the Company recorded $153,909 in share-based payment expense.

During the year ended December 31, 2021, there were 780,000 stock options (4,106 stock options post reverse split) granted to the directors and officers of the Company with an exercise price of $0.82 per share. The options are exercisable for a period five years from the grant date and are subject to the following vesting schedule: 25% upon listing of the Company’s shares on the Canadian Stock Exchange, 25% on 90 days thereafter, 25% on 180 days thereafter and the remainder on 270 days thereafter. In addition, 240,000 stock options (1,263 stock options post reverse split) were granted to a director of the Company with an exercise price of $1.22 per share and 115,000 stock options (605 stock options post revese split) were granted to a director of the Company with an exercise price of $2.65 per share.

Details of the fair value of options granted and the assumptions used in the Black-Scholes option pricing model are as follows:

	2023	2022
Weighted average fair value of options granted	$1.61	$3.96
Risk-free interest rate	3.76%	3.56%
Estimated life (in years)	5	5
Expected volatility	100.64%	75.91%
Expected dividend yield	0%	0%

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2023 and 2022

(Expressed in Canadian dollars, unless otherwise noted)

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

Management estimates that cash, accounts receivable and other current liabilities approximately constitute their fair value in view of the fact that these are short term instruments.

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

The Company is subject to credit risk on its cash and accounts receivable which include trade and other accounts receivable (Note 6). The Company limits its exposure to credit loss on cash by placing its cash with a high-quality financial institution. The Company has concentrations of credit risk with respect to accounts receivable as large amounts of its trade receivables are concentrated amongst a small number of customers. The Company performs credit evaluations of its customers but generally does not require collateral to support trade receivable.

Accounts receivable primarily consist of trade receivables and sales tax receivable. The Company provides credit to very limited customer base in the normal course of business and has established credit evaluation via an active direct consultation with its customers to mitigate credit risk. Accounts receivable are shown net of any provision made for impairment of receivables. Due to this factor, the Company believes that no additional credit risk, beyond amounts provided for collection loss, is inherent in accounts receivable.

Expected credit loss (“ECL”) analysis is performed at each reporting date using an objective approach to measure expected credit losses. The provision amounts are based on direct management interface with the customer. The calculations reflect the probability-weighted outcome, the time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions. Accounts receivable are written off when there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2023 and 2022

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 15 – FINANCIAL INSTRUMENTS (continued)

include, amongst others, business failure, the failure of a debtor to engage in a repayment plan, and a failure to make contractual payments over the negotiated contract period.

During the year ended December 31, 2023 and 2022, there was $nil impairment loss on accounts receivable recognized in the statement of income (loss) and comprehensive income (loss).

The Company’s aging of trade receivables (Note 6) were as follows:

	December 31, 2023	December 31, 2022
0 – 30 days	$61,046	$74,987
31 – 60 days	58,048	61,287
	$119,094	$136,274

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

The Corporation has financial liabilities with the following maturities as at December 31, 2023:

	Contractual cash flows
	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	5 year and over	Total
Trade payables (Note 9)	$157,705	$-	$-	$-	$-	$157,705
Long term loan and unpaid interest (Note 12)	46,680	38,427	-	-	-	85,107
	$204,385	$38,427	$-	$-	$-	$242,812

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2023 and 2022

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 15 – FINANCIAL INSTRUMENTS (continued)

The Corporation has financial liabilities with the following maturities as at December 31, 2022:

	Contractual cash flows
	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	5 year and over	Total
Trade payables (Note 9)	$40,241	$-	$-	$-	$-	$40,241
Long term loan and unpaid interest (Note 12)	47,740	49,241	38,990	-	-	135,971
	$87,981	$49,241	$38,990	$-	$-	$176,212

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

Foreign currency risk

As of December 31, 2023 and 2022, the Company has a surplus of financial assets over financial liabilities denominated in USD, consisting of cash, in the sum of $2,804,422 and $1,394,585, respectively.

Currency sensitivity analysis

The table below demonstrates the sensitivity test to a reasonable possible change in the exchange rate of the US dollar, with all other variables unchanged. The impact on the Company’s pre-tax profit and loss arises from changes in the fair value of the assets and financial liabilities is as follows:

	Change in the USD exchange rate	Impact on pre-tax profit
December 31, 2023	5% increase	$(140,221)
	5% decrease	140,221
December 31, 2022	5% increase	(69,729)
	5% decrease	$69,729

Equity (share price) risk

The Company’s investments in tradable shares are sensitive to market price risk arising from uncertainties concerning the future value of these investments.

As of December 31, 2023, and 2022, Company’s exposure as a result of investments in tradable shares is $nil and $nil, respectively. A 10% decrease in share price may reduce the Company’s pre-tax profit and loss by approximately $nil and $nil, respectively. A 10% subsequent increase in the value of the tradable shares shall increase Company’s pre-tax profit and loss by a similar amount.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2023 and 2022

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

The Company is not subject to externally imposed capital requirements. There were no changes to the Company’s approach to capital management during the years ended December 31, 2023 and 2022.

NOTE 16 – REVENUE AND DEFERRED REVENUE

The Company has derived its revenue from the sources as summarized in the following:

	December 31, 2023	December 31, 2022	December 31, 2021
Software development	$758,307	$761,166	$725,862
Software license	200,593	213,749	208,625
Software supports	47,102	71,460	196,703
Cloud hosting	59,926	67,334	72,945
Others	10,933	9,363	13,324
	$1,076,861	$1,123,072	$1,217,459

The Company recognized revenues from contracts with customers in accordance with the following timing under IFRS 15:

	December 31, 2023	December 31, 2022	December 31, 2021
Revenue recognized over time	$876,268	$909,323	$1,008,834
Revenue recognized at a point of time	200,593	213,749	208,625
	$1,076,861	$1,123,072	$1,217,459

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2023 and 2022

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 16 – REVENUE AND DEFERRED REVENUE (continued)

Deferred revenue represents contract liabilities for customer payments received related to services yet to be provided subsequent to the reporting date. Significant changes in deferred revenue during the years ended December 31 are as follows:

	December 31, 2023	December 31, 2022
Deferred revenue, beginning	$219,068	$30,046
Customer payments received attributable to contract liabilities for unearned revenue	158,711	263,404
Revenue recognized from fulfilling contract liabilities	245,985	74,381
Deferred revenue, ending	$131,794	$219,068

The Company derives significant revenues from one customer. During the year ended December 31, 2023, 2022 and 2021, revenues from this customer were 82%, 83% and 80% respectively, of total revenue. The trade receivable outstanding as at December 31, 2023, and 2022 are due from this customer.

NOTE 17 – COST OF REVENUE

Cost of revenue incurred during the years ended December 31 are comprised of the following:

	December 31, 2023	December 31, 2022	December 31, 2021
Salaries and benefits	$636,497	$510,615	$563,165
Subcontractors expense (recovery)	366	(16,318)	570
Software and other	39,944	9,804	26,653
Depreciation	1,498	2,399	3,933
	$678,305	$506,500	$594,321

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

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2023 and 2022

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 18 – INCOME TAXES (continued)

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	December 31, 2023	December 31, 2022	December 31, 2021
Income (loss) before tax	$(18,466,962)	$(1,658,404)	$(4,843,325)
Income tax rate	27% and 23%	27% and 23%	27% and 23%
Expected income expense (recovery)	(4,889,258)	(460,055)	(1,325,208)
Permanent differences	971	(216,957)	1,224,524
Prior years reassessment of tax expense	-	-	-
Change in unrecognized deferred assets	(20,073)	43,428	(14,629)
Change in valuation allowance	4,600,864	542,633	102,162
Other	335,654	97,231	48,564
Total income tax expense	$28,159	$6,280	$35,413

Current income tax	$28,159	$6,280	$35,413
Deferred income tax	-	-	-
Total income tax expense	$28,159	$6,280	$35,413

Temporary differences that give rise to the following deferred tax assets and liabilities at are:

	December 31, 2023	December 31, 2022
Deferred tax assets
Non-capital loss carry forwards - Canada	$5,245,659	$644,794
Non-capital loss carry forwards - Israel	-	-
	$5,245,659	$644,794
Valuation allowance	(5,245,659)	(644,794)
	$-	$-

The Company has Canadian non-capital losses of $18,056,174 which is available to offset future years’ taxable income in Canada.

BYND has $nil (2022 - $nil) in non-capital losses carried forward for tax purposes, which can be carried forward indefinitely to be offset against future business income and business capital gains.

Tax attributes are subject to review, and potential adjustment, by tax authorities.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2023 and 2022

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 19 – SUBSEQUENT EVENTS

On January 4, 2024, the Company issued 17,915 common shares (94 common shares post reverse splt) to two directors following the vesting of RSU’s with a fair value of $2.99, for a compensation amount of $53,568.

On January 10, 2024, the Company granted 410,000 RSUs (2,158 RSUs post reverse split) to five directors of the Company, the RSUs will vest over 4 months and a day.

On January 10, 2024, the Company cancelled 565,000 stock options (2,974 stock options post reverse split) that were previously granted to 4 directors of the Company.

On January 16, 2024, the Company granted 60,000 RSUs (316 RSUs post reverse split) and 650,000 stock options (3,421 stock options post reverse split) to a consultant of the Company, the RSUs will vest over 4 months and a day, the stock options vest as follows: 150,000 on the date of the grant (789 post reverse split) and 100,000 every month thereafter (526 post reverse split) every month thereafter.

On February 5, 2024, the Company granted 39,753 RSUs (209 RSUs post reverse split) to a consultant of the Company, the RSUs will vest over 4 months and a day.

On March 5, 2024, the Company granted 60,083 RSUs (316 RSUs post reverse split) to a consultant of the Company, the RSUs will vest over 4 months and a day.

On March 14, 2024 the Company announced the closing of an underwritten public offering with gross proceeds to the Company of approximately US$7.0 million, before deducting underwriting discounts and other estimated expenses paid by the Company. The offering was for sale of 116,666,667 units (614,109 units post reverse split), each consisting of one common share or pre-funded warrant, one series A warrants and two series B warrants. The offering price was US$0.06 per unit.

As of March 14, 2024, the Company’s common shares no longer were listed on the Canadian Securities Exchange following a voluntary delisting.

On March 15, 2024, the Company announced a 1 for 190 reverse stock split of its outstanding common shares that will be effective on March 22, 2024.

As of April 1, 2024, the Company issued 614,109 common shares following the closing of the underwritten public offering on March 14, 2024 as well as 3,593,170 common shares following the cashless exercise of A warrants and 15,000 common shares following the exercise of B warrants at an exercise price of US$1.3643 per common share.

