Form 20-F/A
period 2023-12-31
BYND CANNASOFT ENTERPRISES INC.
filed 2024-07-01
CIK 1888151

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Yes ☐ No ☒

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F (the “Form 20-F”) of BYND Cannasoft Enterprises Inc. (the “Company”) is filed for the sole purpose of replacing the audit opinion relating to the audited financial statements for the year ended December 31, 2021.

On May 3, 2024, the Securities and Exchange Commission (the “Commission”) issued an order denying BF Borgers CPA PC (“Borgers”) the privilege of appearing or practicing before the Commission as an accountant. The Commission’s order was unrelated to the Company or the audit of its financial statements. As a result of the Commission’s order, the Company was required to refile its financial statements for the year ended December 31, 2021, audited by a qualified, independent accountant that is permitted to appear or practice before the Commission since Borgers had acted as the Company’s independent auditor for that year. The financial statements for the year ended December 31, 2021, included herein remain unchanged from the financial statements included in the Form 20-F.

PART III

ITEM 17	FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18	FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this Annual Report beginning on page F-1.

ITEM 19	EXHIBITS

The following exhibits are included in the Annual Report on Form 20-F:

EXHIBIT INDEX

Exhibit Number	Exhibit Description

1.1	Form of Underwriting Agreement (1)

2.1	Certificate of Amalgamation (2)

2.2	Business Combination Agreement (2)

2.3	First Amendment to Business Combination Agreement (2)

2.4	Second Amendment to Business Combination Agreement (2)

3.1	Notice of Articles of the Company (2)

3.2	Amended and Restated Articles of the Company (3)

4.1	Form of Series A Warrant (1)

4.2	Form of Series B Warrant (1)

4.3	Form of Pre-funded Warrant (1)

10.1	Consulting Agreement dated June 29, 2021, by and between the Company and Yiftah Ben Yaackov (2)

10.4	License Assignment dated November 24, 2019, between Dalia Bzizinsky and B.Y.B.Y Investments and Promotions Ltd. (2)

10.5	Lease dated May 1, 2020, between Dalia Bzizinsky and Cannasoft Pharma Ltd. (2)

10.6	Trust Declaration dated as of October 1, 2020 (2)

10.8	Escrow Agreement dated March 29, 2021 among the Company, Computershare Investor Services and certain stockholders (2)

10.10	Stock Option Plan (7)

10.12	Share Purchase Agreement dated September 18, 2022, by and between the Company and Carmel Zigdon (4)

10.13	Shareholders Rights Plan dated January 24, 2024, by and between the Company and Computershare Investor Services Inc. (6)

10.14	Release Agreement dated May 27, 2024, by and between the Company and Dalia Bzizinsky.

12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350

16.1	Letter from Dale Matheson Carr -Hilton Labonte LLP (2)

16.2	Letter from BF Borgers CPA PC (5)

16.3	Letter from Reliant CPA PC (5)

99.1	Authorization for Dealing in Controlled Substances Issued by the Ministry of Health dated October 12, 2020 (2)

99.2	Cultivation Farm license (7)

99.3	License to deal with a Controlled Substance without Contact Issued by the Ministry of Health, Israeli Medical Cannabis Agency dated February 5, 2023 (4)

(1)	Incorporated by reference to the Company’s Amendment No. 1 to its Registration Statement on Form F-1 filed on March 7, 2024
(2)	Incorporated by reference to the Company’s Form 20-F/A filed on May 18, 2022.
(3)	Incorporated by reference to the Company’s Form 6-K filed on February 12, 2024
(4)	Incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 27, 2023
(5)	Incorporated by reference to the Company’s Form 6-K filed on January 17, 2023
(6)	Incorporated by reference to the Company’s Form 6-K filed on January 24, 2024
(7)	Incorporated by reference to the Company’s Registration Statement on Form F-1 filed on February 28, 2024

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

BYND CANNASOFT ENTERPRISES INC.

By:	/s/ Yftah Ben Yaackov
Name:	Yftah Ben Yaackov
Title:	Chief Executive Officer

Date: July 1, 2024

BYND CANNASOFT ENTERPRISES INC.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2023, 2022 and 2021

(EXPRESSED IN CANADIAN DOLLARS)

F-1

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of BYND Cannasoft Enterprises Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of BYND Cannasoft Enterprises Inc. (the “Company”), as of December 31, 2023 and 2022, the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2023, and related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the three years in the period ended December 31, 2023, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

/s/ Reliant CPA PC

Reliant CPA PC

Served as Auditor since 2023

Newport Beach, CA

July 1, 2024

BYND CANNASOFT ENTERPRISES INC.

Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

		December 31,	December 31,
As at	Notes	2023	2022
Assets
Cash		$3,113,934	$2,392,871
Funds held in escrow		-	-
Accounts receivable	6	189,434	227,804
Prepaid expenses		25,372	825,563
Total Current Assets		3,328,740	3,446,238
Intangible assets*	7	33,463,103	46,161,855
Property and equipment*	8	9,525	295,115
Total Assets		$36,801,368	$49,903,208
Trade payables and accrued liabilities	9	$258,515	$154,361
Related Parties	10	450,048	37,094
Deferred revenue	16	131,794	219,068
Long term loan – current portion	12	46,680	47,740
Total Current Liabilities		887,037	458,263
Long term loan	12	38,427	88,231
Warrants	11	958,146	-
Liabilities for employee benefits	13	91,533	86,015
Total Liabilities		$1,975,143	$632,509
Shareholders’ Equity
Share capital	14	$59,367,042	$54,806,522
Share purchase warrants reserve		-	639,879
Shares to be issued		53,567	41,875
Share-based payment reserve		711,267	570,446
Translation differences reserve		(7,246)	15,746
Capital reserve for re-measurement of defined benefit plan	13	13,764	13,279
Accumulated Deficit		(25,312,169)	(6,817,048)
Total Shareholders’ equity		$34,826,225	$49,270,699
Total Liabilities and Shareholders’ Equity		$36,801,368	$49,903,208

*	Revised as of December 31, 2022 (Note 4)

Nature of operations and going concern (Note 1)

Subsequent events (Note 19)

These financial statements were approved for issue by the Board of Directors on July 1, 2024 and signed on its behalf by:

“Yftah Ben Yaackov”	“Gabi Kabazo”
Director	Director

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

BYND CANNASOFT ENTERPRISES INC.

Consolidated Statements of Cash Flows

For the Years Ended on December 31, 2023 and 2022

(Expressed in Canadian Dollars)

For the year ended December 31	2023	2022	2021
Operating activities:
Loss for the year	$(18,495,121)	$(1,664,684)	$(4,878,738)
Items not involving cash:
Depreciation	93,355	33,100	55,921
Finance expense	3,333	4,977	5,697
Change in benefits to employees	6,003	2,792	10,414
Gain from conversion of debt to note	-	-	(155,548)
Listing expense	-	-	4,394,390
Gain from revaluation of warrants	(7,704)	-	-
Impairments	13,142,481	-	-
Share-based compensation	140,821	153,909	550,517
Shares issued for services	202,432	125,627	-
Foreign exchange (gain) loss	177,906	(106,463)	(71,876)
Changes in non-cash working capital items:
Accounts receivable	38,370	(30,976)	45,489
Trade payables and accrued liabilities	67,060	10,857	(185,218)
Related parties	450,048	-	-
Prepaid expenses	800,191	(785,323)	(37,891)
Deferred revenue	(87,274)	189,022	(77,819)
Net cash used in operating activities	(3,468,099)	(2,067,162)	(344,662)
Investing activities:
Purchase of property and equipment*	(7,703)	(123,172)	(170,548)
Investment in intangible assets*	(366,325)	(1,886,717)	(672,533)
Disposal of property and equipment	-	1,500	-
Net cash used in investing activities	(374,028)	(2,008,389)	(843,081)
Financing activities:
Proceeds from exercise of stock options	-	237,800	49,200
Proceeds from private placements held in escrow	-	-	2,500,000
Proceeds from private placements	-	657,552	2,952,244
Proceeds from shares to be issued	-	-	81,967
Cash acquired from acquisition of BYND	-	-	494,144
Repayment of lease obligations	-	-	(17,796)
Proceeds from public offering, net	4,695,751	-	-
Repayment of long term loan	(45,350)	(46,561)	(11,437)
Net cash provided by financing activities	4,650,401	848,791	6,048,322
Net Increase (decrease) in cash	808,274	(3,226,760)	4,860,579
Release of funds from escrow	-	2,484,634	-
Effect of foreign exchange rate changes on cash	(87,211)	109,647	86,390
Cash at beginning of year	2,392,871	3,025,350	563,015
Cash at end of year	$3,113,934	$2,392,871	$3,025,350
Funds held in escrow at the end of year	$-	$-	$2,484,634

Supplemental disclosure of cash flow information
Cash paid during the year for interest	$5,972	$4,977	$-

Supplemental non-cash information
Shares issued for intangible asset in Zigi Carmel acquisition	$-	$42,768,000	$-

Shares issued for intangible asset in B.Y.B.Y acquisition	$-	$-	$850,000

*	Revised as of December 31, 2022 and 2021 (Note 4)

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

These financial statements were authorized for issue by the Board of Directors on July 1, 2024.

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

Following is a comprehensive list of all revised adjustments made during the Restatement process:

	As Previously Reported	Adjustments	As Revised
Financial Position as at December 31, 2022
Intangible Assets	$45,139,683	$1,022,172	$46,161,855
Property and Equipment	1,317,287	(1,022,172)	295,115
Total Assets	$49,903,208	$-	$49,903,208

Cash Flow for the year ended December 31, 2022
Purchase of property and equipment	$(938,635)	$815,463	$(123,172)
Investment in intangible assets	(1,071,254)	(815,463)	(1,886,717)
Cash used in investing activities	$(2,008,389)	$-	$(2,008,389)

Cash Flow for the year ended December 31, 2021
Purchase of property and equipment	$(392,652)	$222,104	$(170,548)
Investment in intangible assets	(450,429)	(222,104)	(672,533)
Cash used in investing activities	$(843,081)	$-	$(843,081)

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

	Software*	License	Patents Pending	Total
Cost
Balance, December 31, 2021	$672,533	$850,000	$-	$1,522,533
Additions	1,725,660	-	42,961,382	44,687,042
Translation differences	(47,720)	-	-	(47,720)
Balance, December 31, 2022	2,350,473	850,000	42,961,382	46,161,855
Additions	366,325	-	-	366,325
Impairments	(2,525,459)	(850,000)	(9,498,279)	(12,873,738)
Translation differences	(110,101)	-	-	(110,101)
Balance December 31, 2023	$81,238	$-	33,463,103	$33,544,341

Accumulated amortization	Software	License	Patents Pending	Total
Balance, December 31, 2021	$-	$-	-	$-
Depreciation	-	-	-	-
Balance, December 31, 2022	-	-	-	-
Amortization	81,406	-	-	81,406
Translation differences	(168)	-	-	(168)
Balance December 31, 2023	$81,238	$-	-	$81,238

Net book value
At December 31, 2022	$2,350,473	$850,000	42,961,382	$46,161,855
At December 31, 2023	$-	$-	33,463,103	$33,463,103

*	Reclassified software development costs from Capital Work in Progress (Note 8) to Intangible Assets – Software (See Note 4)

BYND CANNASOFT ENTERPRISES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2023 and 2022

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 8 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	Computers & Equipment	Vehicles	Furniture & Equipment	Capital Work In Progress*	Total

Costs
Balance, January 1, 2022	$31,944	$192,482	$35,414	$167,955	$427,795
Additions	460	-	-	122,712	123,172
Disposals	(1,500)	-	-	-	(1,500)
Translation differences	(1,885)	(11,430)	(2,104)	(11,642)	(27,061)
Balance, December 31, 2022	29,019	181,052	33,310	279,025	522,406
Additions	6,664	-	1,039	704	8,407
Impairments	-	-	-	(268,743)	(268,743)
Translation differences	(1,519)	(9,419)	(1,735)	(10,986)	(23,659)
Balance, December 31, 2023	$34,164	$171,633	$32,614	$-	$238,411

Accumulated depreciation
Balance as of January 1, 2022	$26,794	$150,219	$29,645	$-	$206,658
Depreciation	2,399	28,405	2,297	-	33,101
Translation differences	(1,605)	(9,089)	(1,774)	-	(12,468)
Balance, December 31, 2022	27,588	169,535	30,168	-	227,291
Depreciation	2,172	9,377	1,897	-	13,446
Translation differences	(1,439)	(8,839)	(1,573)	-	(11,851)
Balance, December 31, 2023	$28,321	$170,073	$30,492	$-	$228,886
Net book value
At December 31, 2022	$1,431	$11,517	$3,142	$279,025	$295,115
At December 31, 2023	$5,843	$1,560	$2,122	$-	$9,525

*	Reclassified software development costs from Capital Work in Progress to Intangible Assets (Note 7) – Software (See Note 4)

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

On January 4, 2024 the Company has taken the decision to suspend all activities related to the construction of the medical cannabis cultivation facility.

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

NOTE 12 – LONG TERM LOAN

During the year ended December 31, 2020, the Company secured a term loan with a principal amount of $182,542 (NIS 500,000) from an Israeli bank. The loan bears interest at a variable rate of Prime + 1.5% per annum and matures on September 18, 2025. The loan is subject to 48 monthly payments commencing October 18, 2021. $9,127 (NIS 25,000) was deposited in the bank as security for the loan.

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

On April 5, 2024, the Company issued 95 common shares to two directors following the vesting of RSU’s with a fair value of $2.99, for a compensation amount of $53,568.

On April 8, 2024, the Company granted 1,180,000 RSUs to directors and consultants of the Company, the RSUs vested immediately, and 1,180,000 common shares were issued with a fair value of $1.49 for a compensation amount of $1,762,944.

On April 9, 2024, the Company granted 100,000 RSUs to a consultant of the Company, the RSUs vested immediately, and 100,000 common shares were issued with a fair value of $1.44 for a compensation amount of $143,927.

On May 27, 2024, pursuant to a Settlement Agreement Dated May 27, 2024 (the “Settlement Agreement”), the Company issued 450,000 common shares (valued at US$400,500) in settlement of a dispute with the co-owner of a farm following the Company’s decision to suspend the construction of a cannabis farm on that property. Under the Settlement Agreement, the shares are to be held in escrow by the Company until the earlier of (a) the third anniversary of the Settlement Agreement, or (b) the date on which the Company’s board of directors resolves not to construct the cannabis farm. The number of shares to be released is subject to adjustment in the event that the market price of the Company’s common shares is lower than US$0.89 per share on the date of release.

On June 14, 2024, the Company issued 1,238,525 common shares to three directors following the vesting of RSU’s with a fair value of $0.97, for a compensation amount of $1,204,089.

On June 19, 2024, the Company issued 23,543 common shares to directors and consultants of the Company following the vesting of RSU’s with a fair value of $0.96, for a compensation amount of $22,657.

As of June 30, 2024, the Company issued 614,109 common shares following the closing of the underwritten public offering on March 14, 2024 as well as 7,020,384 common shares following the cashless exercise of A warrants and 172,766 common shares following the exercise of B warrants at an exercise price of US$1.3643 per common share.

