Form 20-F
period 2024-12-31
Femto Technologies Inc.
filed 2025-03-31
CIK 1888151

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-41408

FEMTO TECHNOLOGIES INC.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

7000 Akko Road

Kiryat Motzkin

Israel

(Address of principal executive offices)

Gabi Kabazo

2264 East 11th Avenue, Vancouver, B.C.

Canada V5Z 1N6

604-833-6820

gabi@femtocorp.com

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Subordinate Voting Shares	FMTO	Nasdaq

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or subordinate voting stock as of the close of the period covered by the annual report: 2,926,526

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Yes ☐ No ☒

ii

iii

GENERAL

In this Annual Report, references to “we”, “us”, “our”, the “Company”, and “Femto” mean Femto Technologies Inc. (Formerly BYND Cannasoft Enterprises Inc.) and its subsidiaries, unless the context requires otherwise.

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

United States dollar (US$) per Canadian dollar ($)	High	Low	Average	End of Period
Year Ended December 31, 2024	0.7510	0.6937	0.7300	0.6950
Year Ended December 31, 2023	0.7617	0.7207	0.7409	0.7561
Year Ended December 31, 2022	0.8031	0.7217	0.7685	0.7383
Year Ended December 31, 2021	0.8306	0.7727	0.7980	0.7888
Year Ended December 31, 2020	0.7863	0.6898	0.7455	0.7854
Year Ended December 31, 2019	0,7699	0.7353	0.7537	0.7699

Except as noted, the information set forth in this Annual Report is as of March 31, 2025 and all information included in this document should only be considered accurate as of such date. Our business, financial condition or results of operations may have changed since that date.

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

“Common Shares” means the subordinate voting shares of the Company.

“Consideration Shares” means the 18,015,883 Subordinate Voting Shares of the Company issued to the BYND Israel Shareholders pursuant to the Share Exchange Transaction.

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

“Listing” means the listing of the Subordinate Voting Shares on the CSE.

“Listing Date” means the date the Subordinate Voting Shares are first listed for trading on the CSE.

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

“Stock Option Plan” or the “Plan” means the stock option plan of the Company dated February 27, 2024. See “Options and Other Rights to Purchase Securities”.

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

We will remain an emerging growth company until the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.235 billion; (ii) the last day of the fiscal year following the fifth anniversary of the date of our initial public offering; (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the aggregate worldwide market value of our Subordinate Voting shares, including Subordinate Voting shares represented by warrants, held by non-affiliates is at least $700 million as of the last business day of our most recently completed second fiscal quarter; or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during any three-year period.

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

Since the war broke out on October 7, 2023, our operations have not been adversely affected by this situation, and we have not experienced disruptions in our operations or facilities. However, at this time, it is not possible to predict the intensity or duration of the war, nor can we predict how this war will ultimately affect Israel’s economy in general and we continue to monitor the situation closely and examine the potential disruptions that could adversely affect our operations.

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

The Company does not know how long the delays will continue and whether it will be possible to return to full regular activity, and therefore, there has been a delay in the timetables for the development and production of the Sensera Device.

The Company anticipates that if there is no further deterioration in the security situation, it will be possible to return to full operations and launch the product in the second quarter of 2025. In light of all of the above, there will be a significant delay in generating cash flow and income from the Company’s operations in 2025.

Risks Related to Ownership of Our Subordinate Voting Shares and Warrants

The exercise prices of outstanding warrants may require further adjustment.

February 2025 Private Placement

On February 28, 2025, the Company completed the transactions contemplated under a securities purchase agreement (the “Purchase Agreement”) with institutional investors for the purchase and sale of approximately $17 million of Subordinate Voting Shares and pre-funded and investor warrants at a price of $4.17 per Subordinate Voting Unit.

The offering (the “Private Placement”) consisted of the sale of Subordinate Voting Units (or Pre-Funded Units), each consisting of (i) one Subordinate Voting Share or Pre-Funded Warrant, (ii) one Series A Warrant to purchase one Subordinate Voting Share per warrant (the “Series A Warrants”) and (iii) one Series B Warrant to purchase one Subordinate Voting Share per warrant (the “Series B Warrants”). The offering price per Subordinate Voting Unit was $4.17 (or $4.16999 for each Pre-Funded Unit, which is equal to the offering price per Subordinate Voting Unit sold in the offering minus an exercise price of $0.00001 per Pre-Funded Warrant). The Pre-Funded Warrants are immediately exercisable. The initial exercise price of each Series A Warrant is $5.21 per Subordinate Voting Share. The Series A Warrants are exercisable immediately and expire 60 months after the Release Date (as defined in the Purchase Agreement) and may be exercised on a cashless basis if there is not then an effective registration covering the resale of the Subordinate Voting Shares underlying the Series A Warrants. The number of securities issuable under the Series A Warrant is subject to adjustment as described in the Series A Warrant. The initial exercise price of each Series B Warrant is $12.51 per Subordinate Voting Share. They also include an alternative cashless exercise option, allowing the holder to exercise the Series B Warrant at any time and receive three Subordinate Voting Shares for each Subordinate Voting Share then underlying the Series B Warrant without additional consideration. The Series B Warrants are exercisable immediately and expire 30 months after the Release Date. The number of securities issuable under the Series B Warrant is subject to adjustment as described in the Series B Warrant.

Exchange Agreement

Also, on February 26, 2025, the Company entered into an exchange agreement (the “Exchange Agreement”) with certain holders of tranches of warrants to purchase Subordinate Voting Shares previously issued by the Company in March 2024 and December 2023 (collectively, the “Old Warrants”). Under the Exchange Agreement, such holders agreed to exchange with the Company some of the outstanding Old Warrants for 2,495,933 new warrants (the “Exchange Warrants”) to purchase Subordinate Voting Shares, substantially similar to the Series B Warrants issued in the Private Placement. If the exercise price of the Exchange Warrants are adjusted to the floor of $0.76, up to 123,253,146 Subordinate Voting Shares would be issuance upon the exercise of the Exchange Warrants. As a result of the Exchange Agreement, Old Warrants that were exchanged were cancelled as of that date.

We completed reverse stock splits on March 22, 2024 and August 26, 2024, in an effort to regain compliance with Nasdaq listing rules and we cannot predict the effect that such reverse stock split or future reverse stock splits will have on the market price for shares of our Subordinate Voting stock.

On January 5, 2024, we were notified by the Nasdaq that the Company no longer meets the $1 minimum bid price per share requirement. Our board of directors approved a one-for-one hundred ninety (1:190) reverse stock split of our issued and outstanding Subordinate Voting shares, which became effective on March 22, 2024 and a one-for-seventeen (1:17) reverse stock split of our issued and outstanding Subordinate Voting shares, which became effective on August 26, 2024 , in order to regain compliance with Nasdaq’s minimum bid price rule. We cannot predict the long-term effect that the reverse stock split will have on the market price for our Subordinate Voting shares, and the history of similar reverse stock splits for companies in like circumstances has varied. Some investors may have a negative view of a reverse stock split. Since the effective date of the reverse stock split, the market price of our Subordinate Voting shares has steadily declined. Even if the reverse stock split has a positive long-term effect on the market price for shares of our Subordinate Voting stock, performance of our business and financial results, general economic conditions and the market perception of our business, and other adverse factors which may not be in our control could lead to a decrease in the price of our Subordinate Voting stock following the reverse stock split.

In addition, under the terms of the Purchase Agreement entered into in connection with the Private Placement, the warrants issued in that transaction contain cashless exercise and alternative exercise provisions that are likely to put a great deal of pressure on the market price of the Subordinate Voting Shares. As a result, if we no longer meet the $1 minimum bid price per share requirement, we may be required under Nasdaq rules to effectuate an additional reverse stock split of our issued and outstanding Subordinate Voting shares.

If the market price of shares of our Subordinate Voting stock continues to fall following past and future reverse stock splits, the percentage decline as an absolute number and as a percentage of our overall market capitalization may be greater than would occur in the absence of the reverse stock split due to decreased liquidity in the market for our Subordinate Voting Shares.

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

The market price of our Subordinate Voting Shares may be volatile, which could result in substantial losses for investors.

The price of the Subordinate Voting Shares will fluctuate with market conditions and other factors, and it may decline. If a holder of Subordinate Voting Shares sells its Subordinate Voting Shares, the price received may be more or less than the original investment. Some of the factors that may cause the market price of our Subordinate Voting Shares to fluctuate include:

●	market perception of the investment opportunity presented by companies in the cannabis business;
●	actual or anticipated fluctuations in our quarterly results of operations;

●	recommendations by securities research analysts;
●	changes in the economic performance or market valuations of companies in the industries in which we operate;
●	addition or departure of our executive officers and other key personnel;
●	sales or perceived sales of additional Subordinate Voting Shares;
●	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;
●	operating and share price performance of other companies that investors deem comparable to us fluctuations to the costs of vital production materials and services;
●	changes in global financial markets and global economies and general market conditions, such as interest rates and pharmaceutical product price volatility;
●	operating and share price performance of other companies that investors deem comparable to the Company or from a lack of market comparable companies; and
●	news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in our industry or target markets.

In particular, companies in the cannabis industry have experienced significant volatility in recent years, potentially due to the recentness of public trading of securities of cannabis companies, limited supply of investment opportunities, short-selling activity and rapidly changing regulatory developments. As well, certain institutional investors may base their investment decisions on market perceptions of the cannabis industry or on consideration of our environmental, governance and social practices and performance against such institutions’ respective investment guidelines and criteria, and failure to satisfy such criteria may result in limited or no investment in the Subordinate Voting Shares by those institutions, which could materially adversely affect the trading price of the Subordinate Voting Shares. There can be no assurance that fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue for a protracted period of time, our operations and the trading price of the Subordinate Voting Shares may be materially adversely affected.

Our officers, directors and principal shareholders collectively control, directly or indirectly, approximately 9% of the voting power and interests in our outstanding Subordinate Voting Shares. Subsequent sales of our Subordinate Voting Shares by these shareholders, or the market perception that holders of a large number of Subordinate Voting Shares intend to sell Subordinate Voting Shares, could have the effect of lowering the market price of our Subordinate Voting Shares. Further, the perceived risk associated with the possible sale of a large number of Subordinate Voting Shares by these shareholders, or the adoption of significant short positions by hedge funds or other significant investors, could cause some of our shareholders to sell their Subordinate Voting Shares, thus causing the market price of our Subordinate Voting Shares to decline. In addition, actual or anticipated downward pressure on our stock price due to actual or anticipated sales of Subordinate Voting Shares by our officers, directors or Principal Securityholders could cause other institutions or individuals to engage in short sales of the Subordinate Voting Shares, which may further cause the market price of our Subordinate Voting Shares to decline.

From time to time our directors and executive officers may sell Subordinate Voting Shares on the open market. These sales will be publicly disclosed in filings made with securities regulators. In the future, our directors and executive officers may sell a significant number of Subordinate Voting Shares for a variety of reasons unrelated to the performance of our business. Our shareholders may perceive these sales as a reflection on management’s view of the business and result in some shareholders selling their Subordinate Voting Shares. These sales could cause the market price of our Subordinate Voting Shares to decline. Any decline in the market price of Subordinate Voting Shares may also impede our ability to raise additional capital and might cause remaining holders of Subordinate Voting Shares to lose all or part of their investment.

The Company’s Chief Executive Officer owns Enhanced Voting Preference Shares allowing him to control approximately 34% of the Company’s voting securities.

On September 20, 2024, the Company issued 75,000 Enhanced Voting Preference Shares (4,412 Enhanced Voting Preference Shares post reverse split) (the “Preference Shares”) to its Chief Executive Officer. The Preference Shares carry 50 votes per share but are without dividend rights, representing approximately 34% of the issued and outstanding voting securities of the Company at the time of issuance. The Preference Shares will be redeemed and are cancelled automatically upon the earlier to occur of (i) the third anniversary of the date of issuance of the Preference Shares, or (ii) the Chief Executive Officer ceasing to hold office. The creation and issuance of the Preference Shares had been approved by the Company’s shareholders at a duly called meeting on August 1, 2024. The Company is in the process of amending the terms of the Preference Shares to add anti-dilution provisions that will maintain the 34% voting control for the life of the Preference Shares.

Therefore, the Company’s Chief Executive Officer will have the ability to exercise substantial control over all corporate actions requiring shareholder approval, irrespective of how our other shareholders may vote. This control may include the election and removal of directors, the size of the board of directors, any amendment to the Company’s Articles, or the approval of any significant corporate transaction, including a sale of substantially all of our assets. Additionally, the interests of the Company’s directors and officers may not align with the interests of the Company’s other shareholders.

There are risks associated with the potential dilution of our Subordinate Voting Shares.

The Company will need to raise additional funds for R&D, product development and marketing campaigns and might also, in future, require further additional capital for other purposes, including by issuing equity securities. Such equity securities could contain rights and preferences superior to those of the holders of Subordinate Voting Shares will have no pre-emptive rights in connection with such further issues. The Company’s board of directors has the discretion to determine if an issuance of equity securities is warranted, the price at which such issuance is effected and the other terms of issue of any equity securities, including Subordinate Voting Shares or equity securities convertible into Subordinate Voting Shares. To the extent holders of our options or other convertible securities convert or exercise their securities and sell the Subordinate Voting Shares they receive, the trading price of the Subordinate Voting Shares may decrease due to the additional number of Subordinate Voting Shares available in the market. Such additional equity issuances could, depending on the price at which such securities are issued, substantially dilute the interests of the holders of Subordinate Voting Shares. In addition, we cannot predict the size of future issuances of our equity securities, including Subordinate Voting Shares, or the effect, if any, that future issuances and sales of our equity securities, including Subordinate Voting Shares will have on the market price of our Subordinate Voting Shares. Sales of substantial amounts of our Subordinate Voting Shares, or the perception that such sales could occur, may adversely affect prevailing market prices for our Shares.

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

We are an emerging growth company and the reduced disclosure requirements applicable to emerging growth companies may make our Subordinate Voting Shares less attractive to investors.

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

When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. We cannot predict if investors will find our Subordinate Voting Shares less attractive as a result of our reliance on exemptions under the JOBS Act. If some investors find our Subordinate Voting Shares less attractive as a result, there may be a less active trading market for our Subordinate Voting Shares and our share price may be more volatile.

The Company’s directors and officers control a large percentage of the Company’s issued and outstanding Subordinate Voting Shares and as a result, may have the ability to control or influence matters affecting the Company and its business.

The Company’s directors and officers own 264,048 Subordinate Voting Shares representing approximately 9% of all issued Subordinate Voting Shares. As a result, the Company’s directors and officers (or their affiliates), will have significant influence over the Company and its affairs. As long as the Company’s directors and officers (or their affiliates), collectively own or control greater than 20% of the Company’s outstanding Subordinate Voting Shares, the Company’s directors and officers will have the ability to exercise substantial control over all corporate actions requiring shareholder approval, irrespective of how our other shareholders may vote. This control may include the election and removal of directors, the size of the board of directors, any amendment to the Company’s Articles, or the approval of any significant corporate transaction, including a sale of substantially all of our assets. Additionally, the interests of the Company’s directors and officers may not align with the interests of the Company’s other shareholders.

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

The trading market for our Subordinate Voting Shares will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence covering us, the trading price for our Subordinate Voting Shares would be negatively impacted. If we obtain securities or industry analyst coverage and one or more of the analysts who cover us downgrade our Subordinate Voting Shares or publish inaccurate or unfavorable research about our business, or more favorable relative recommendations about our competitors, our trading price may decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our Subordinate Voting Shares could decrease, which could cause our trading price and volume to decline.

We may not be able or willing to pay any dividends.

No dividends on the Subordinate Voting Shares have been paid to date and there is no assurance as to whether we will be profitable enough to pay dividends, or determine to do so even if sufficiently profitable. We anticipate that, for the foreseeable future, we will retain future earnings and other cash resources for the operation and development of our business. Payment of any future dividends will be at the discretion of the board of directors after considering many factors, including our earnings, operating results, financial condition, current and anticipated cash needs, and restrictions in financing agreements. Our ability to pay dividends is subject to our future financial. Our board of directors must also approve any dividends at their sole discretion. There is no assurance that future dividends will be paid, and, if dividends are paid, there is no assurance with respect to the amount of any such dividends.

Risks Related to our Sensera Device Business

We have never generated any revenue from Sensera Device sales and may never be profitable.

We have never generated any revenue from the Sensera Device sales. Our ability to generate revenue and achieve profitability depends on our ability, alone or with strategic collaboration partners, to successfully complete the development of, and obtain the regulatory and marketing approvals necessary to commercialize, the Sensera Device. We do not anticipate generating revenue from product sales for at least the next three months.

The Sensera device may contain errors or defects, which could result in damage to our reputation, lost revenues, diverted development resources and increased service costs, warranty claims and litigation.

The Sensera Device is complex and must meet stringent requirements. We expect to warrant that our products will be free of defect. We must develop our products, including the software associated with these products, quickly to stay ahead of potentially competing products. Products as sophisticated as ours could contain undetected errors or defects, especially when first introduced or when new models or versions are released. In general, our products may not be free from errors or defects after commercial shipments have begun, which could result in damage to our reputation, lost revenues, diverted development resources, increased customer service and support costs and warranty claims which could harm our business, results of operations and financial condition.

The complex nature of the Sensera Device increases the likelihood that our products will contain defects.

The Sensera Device is complex and may contain defects when first introduced into the market and as new versions are released. Delivery of products with manufacturing defects or reliability or quality problems could significantly delay or hinder market acceptance of our products, which in turn could damage our reputation and adversely affect our ability to retain our existing customers and to attract new customers. Correcting these production problems may require us to expend significant amounts of capital and other resources. We cannot give you any guarantee that our products will be free from errors or defects after we start commercial production. If there are product errors or defects, this will result in additional development costs, loss of or delays in market acceptance of the Sensera Device, diversion of technical and other resources from our other development efforts, increased product repair or replacement costs, or the loss of credibility with our current and prospective customers, which may have a negative impact upon our financial performance or status as a going concern.

There is no certainty that our patent applications for the Sensera Device will eventually be granted.

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

For the year ended December 31, 2024, over 67% of BYND Israel’s revenue was derived from one major customer, Harel Insurance Company Ltd. Any changes to that relationship could have a significant impact on BYND Israel’s current revenues.

Defects or disruptions affecting the New CRM Platform services could diminish demand for these services and subject BYND Israel to substantial liability.

The New CRM Platform may contain errors or defects that end users identify after they begin using these platforms and that could result in unanticipated downtime for our subscribers, and harm BYND Israel’s reputation and its business. In addition, users may use the platforms in unanticipated ways that may cause a disruption in service for other customers attempting to access their data. Since customers may use these platforms for important aspects of their business, any errors, defects, disruptions in service or other performance problems with the platforms could hurt BYND Israel’s reputation and may damage its customers’ businesses. If that occurs, customers could elect not to renew, or delay or withhold payment for using the platforms In addition BYND Israel could lose future sales and existing customers may make warranty claims against BYND Israel, which could result in an increase in provision for doubtful accounts, an increase in collection cycles for accounts receivable or the expense and risk of litigation.

Interruptions or delays in service from BYND Israel’s third-party data center hosting facilities could impair the delivery of its services and harm its business.

The New CRM Platform will utilize third-party data center hosting facilities. Any damage to, or failure of, these third-party systems generally could result in service interruptions. Such interruptions may result in reduced or lost revenues or having to issue credits or pay penalties, may cause users of the platforms to terminate subscriptions, may adversely affect renewal rates and may impact our ability to attract new users. BYND Israel’s business reputation may also be harmed if users or potential customers perceive that the platforms are unreliable.

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

Our New CRM Platform rely on computer hardware purchased or leased and software licensed from third parties in order to offer our services. This hardware and software may not continue to be available at reasonable prices or on commercially reasonable terms, or at all. Any loss of the right to use any of this hardware or software could significantly increase our expenses and otherwise result in delays in the provisioning of our services until equivalent technology is either developed by us, or, if available, is identified, obtained and integrated, which could harm our business. Any errors or defects in third-party hardware or software could result in errors or a failure of our services which could harm our business.

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

If we are not able to develop enhancements and new features for our existing Benefits CRM Software and the New CRM Platform or acceptable new services that keep pace with technological developments, our business will be harmed.

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

Marketing our New CRM Platform to customers internationally expose us to risks inherent in international sales.

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

Our board of directors took the decision to suspend activities related to construction of the Company’s planned cannabis growing facility. This decision was taken in light of management’s observation of significant negative changes in the medical cannabis market around the world, and particularly in Israel (including significant consolidation in the Israeli cannabis market, especially among growing farms, and the closure of a number of farms due to economic unfeasibility of performing). As reported by the Jerusalem Post*, Israel’s cannabis industry is dismantling itself from within. In addition, we lack the funds for the required budget for the construction of the facility. Furthermore, in light of the ongoing war involving the State of Israel and the proximity of the area designated for cultivation to the border with Gaza, this is not right time to construct a cannabis growing facility. The Company’s board of directors intends to revisit the suspension in April 2025.

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

A. History and Development of the Company

The Company through its subsidiaries (i) develops the Sensera (formerly EZ-G) device, a unique, patent-pending device that, combined with proprietary software, regulates the flow of low-concentration CBD oils into the soft tissues of the female sexual organs, and (ii) develops, markets and sells a proprietary client relationship management, or CRM, software known as “Benefit CRM”.

All of the Company’s business operations are currently located in Israel. All of its revenues are generated in that country.

Sensera Business

On September 22, 2022, the Company completed its acquisition of Israeli based Zigi Carmel Initiatives & Investments Ltd. through Zigi Carmel we own the Sensera device, a unique, patent-pending device that, combined with proprietary AI software, regulates the flow of low-concentration CBD oils into the soft tissues of the female sexual organs. According to research conducted across the globe, treatment with low-concentration CBD oils can relieve candida, dryness, scars, and many other female health issues (https://www.ncbi.nlm.nih.gov/pmc/articles/PMC7924206). Numerous studies have shown CBD interacts with the endocannabinoid system, a master regulatory system with receptors all around the body. By activating these receptors, CBD may have health benefits that may help having sex more approachable and pleasurable by reducing stress, enhancing one’s mood, promoting body comfort, and treating vaginal issues.

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

The Company’s board of directors took the decision to suspend activities related to construction of the cannabis growing facility. This decision was taken in light of management’s observation of significant negative changes in the medical cannabis market around the world, and particularly in Israel, that have taken place since the time the Company was established, in addition to the lack of funds for the required budget for the construction of the facility, and in light of the ongoing war involving the State of Israel and the proximity of the area designated for cultivation to the border with Gaza. The Company’s board of directors reconsidered the suspension in July 2024 and decided to extend the suspension at least until April 2025.

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

It provides for a tax deferral with respect to the Share Exchange, until the Company Shares received by the BYND Israel Shareholders are ultimately disposed of, subject to the following limitations and restrictions:

●	the Company must hold the BYND Israel Shares for at least two years from the closing date of the Share Exchange and, subject to certain exceptions, must not cause a dilution of its interest in BYND Israel;

●	former BYND Israel Shareholders who received Consideration Shares, must continue to hold not less than 25% of the outstanding Subordinate Voting Shares for the two years following the closing date of the Share Exchange; and

●	BYND Israel must continue to operate its business as presently conducted (i.e., its main economic activity) for at least two years from the closing date of the Share Exchange Transaction and will not at any time be permitted to sell its intellectual property rights and assets outside Israel without ITA consent.

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

The Following Transactions took place prior to and in connection with the share exchange (note that all numbers of Subordinate Voting shares issued and dollar amounts raised through such issuances detailed in this section have been retroactively adjusted for the 1:190 reverse stock split that went into effect on March 22, 2024 and the 1:17 reverse stock split that went into effect on August 26, 2024):

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

On May 26, 2022, the Subordinate Voting Shares were approved for listing on the Nasdaq, and trading commenced on May 31, 2022 under the symbol ‘BCAN’.

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

On September 22, 2022, the Company completed its acquisition of Zigi Carmel in consideration for the issuance to Carmel Zigdon of 41,684 Subordinate Voting Shares at a deemed price per share of $899.65 and US $100,000 to cover his legal expenses. As part of the closing of the acquisition, Mr. Zigdon was appointed as a director of the Company. Zigi Carmel owns the Sensera device. See Description of Business – Sensera device business.

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

On July 19, 2023. the Company issued 9,123 Subordinate Voting Shares at a price of US$285 per Subordinate Voting Share following the closing of an underwritten public offering with gross proceeds to the Company of $3,424,201, before deducting underwriting discounts and other estimated expenses paid by the Company in the amount of $405,636, for net proceeds of $3,018,565.

On September 26, 2023, we signed a non-binding Memorandum of Understanding (MOU) with Foria, a plant-based sexual wellness company, outlining plans to form a strategic alliance to enhance the understanding and collaborate on opportunities available in the fast-growing female wellness industry. The alliance plans to integrate Foria’s knowledge and experience in the sexual wellness space, along with the brand’s beloved organic botanical and CBD-based products, with the our patent pending Sensera therapeutic solution device, which utilizes AI to help address women’s health issues. Foria’s team plans to develop oil capsules designed for use in the Sensera Devices, which leverage proprietary software to regulate the flow of low concentrations of CBD oil, hemp seed oil, and other natural oils into the soft tissues of the female reproductive system. The device is expected to provide users with a personalized experience that meets various needs related to sexual pleasure and potentially address a wide variety of women’s health issues.

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

On December 21, 2023, the Company closed a registered direct public offering of 15,182 units at a price of US$98.8 per unit, each consisting of one Subordinate Voting Share and one Subordinate Voting Share purchase warrant entitling the holder thereof to purchase one Subordinate Voting Share at an exercise price of US$98.8. The Company raised gross proceeds of $1,996,650 under this offering, before deducting underwriting discounts and other estimated expenses paid by the Company in the amount of $319,464, for net proceeds of $1,677,186.

On March 14, 2024, the Company closed a firm commitment underwritten U.S. public offering with gross proceeds to the Company of approximately US$7,000,000 ($ 9,458,400), before deducting underwriting discounts and other estimated expenses payable by the Company. The base offering consisted of (a) 16,166,667 Common Shares (or 85,088 common shares post reverse split), (b) 100,500,000 pre-funded warrants (or 528,947 post reverse split), (c) 16,166,667 (or 85,088 post reverse split) A warrants to purchase one common share (the “March 2024 A Warrants”) at US$0.09 per common share (US$17.1 on a post-split basis), and (d) 32,333,334 (or 170,176 post reverse split) B warrants to purchase one common share (the “March 2024 B Warrants”) at US$0.102 per common share (US$19.38 on a post-split basis). All pre-funded warrants were exercised. To date, 3,593,170 March 2024 A Warrants (on a post-split basis) have been exercised on a cashless basis. 15,000 March 2024 B Warrants have been exercised at an exercise price of $US1.3643 per common share. As a result, as of the date hereof, March 2024 A Warrants to purchase all but 5,084 Common Shares and March 2024 B Warrants to purchase all but 10,828 Common Shares were either exercised or exchanged under the terms of the Exchange Agreement.

As of the close of trading on March 14, 2024, the Subordinate Voting Shares were voluntarily delisted from the Canadian Securities Exchange (“CSE”). The delisting from the CSE will not affect the Company’s listing on the NASDAQ Capital Market (the “NASDAQ”).

On March 22, 2024, the Company effected a 1-for-190 reverse stock split of its outstanding Subordinate Voting shares.

On May 27, 2024, pursuant to an Agreement Dated May 27, 2024, the Company issued 450,000 Subordinate Voting Shares (26,471 Subordinate Voting Shares post reverse split) (valued at US$400,500 or $546,122) as a guarantee to the co-owner of a farm following the Company’s decision to suspend the construction of a cannabis farm on that property. Under the Agreement, the shares are to be held in escrow by the Company until the earlier of (a) the third anniversary of the Settlement Agreement, or (b) the date on which the Company’s board of directors resolves not to construct the cannabis farm. The number of shares to be released is subject to adjustment in the event that the market price of the Company’s Subordinate Voting Share is lower than US$15.13 per share on the date of release.

Effective July 22, 2024, the Company changed its name to Femto Technologies Inc.

On August 26, 2024, the Company effected a 1-for-17 reverse stock split of its outstanding Common Shares.

On September 20, 2024, the Company issued 75,000 Enhanced Voting Preference Shares (4,412 Enhanced Voting Preference Shares post reverse split) (the “Preference Shares”) to its Chief Executive Officer. The Preference Shares carry 50 votes per share but are without dividend rights. The Preference Shares expire automatically and revert back to the Company upon the earlier to occur of (i) the third anniversary of the date of issuance of the Preference Shares, or (ii) the Chief Executive Officer ceasing to hold office.

The creation and issuance of the Preference Shares had been approved by the Company’s shareholders at a duly called meeting on August 1, 2024.

On February 28, 2025, the Company completed the transactions contemplated under a securities purchase agreement (the “Purchase Agreement”) with institutional investors for the purchase and sale of approximately $17 million of Common Shares and pre-funded and investor warrants at a price of $4.17 per Common Unit.

The offering (the “Private Placement”) consisted of the sale of Common Units (or Pre-Funded Units), each consisting of (i) one Common Share or Pre-Funded Warrant, (ii) one Series A Warrant to purchase one Common Share per warrant (the “Series A Warrants”) and (iii) one Series B Warrant to purchase one Common Share per warrant (the “Series B Warrants”). The offering price per Common Unit was $4.17 (or $4.16999 for each Pre-Funded Unit, which is equal to the offering price per Common Unit sold in the offering minus an exercise price of $0.00001 per Pre-Funded Warrant). The Pre-Funded Warrants are immediately exercisable. The initial exercise price of each Series A Warrant is $5.21 per Common Share. The Series A Warrants are exercisable immediately and expire 60 months after the Release Date (as defined in the Purchase Agreement) and may be exercised on a cashless basis if there is not then an effective registration covering the resale of the Common Shares underlying the Series A Warrants. The number of securities issuable under the Series A Warrant is subject to adjustment as described in the Series A Warrant. The initial exercise price of each Series B Warrant is $12.51 per Common Share. They also include an alternative cashless exercise option, allowing the holder to exercise the Series B Warrant at any time and receive three Common Shares for each Common Share then underlying the Series B Warrant without additional consideration. The Series B Warrants are exercisable immediately and expire 30 months after the Release Date. The number of securities issuable under the Series B Warrant is subject to adjustment as described in the Series B Warrant.

On February 26, 2025, the Company also entered into a placement agent agreement (the “Placement Agreement”) with Aegis Capital Corp. (“Aegis”), pursuant to which the Company engaged Aegis to act as its sole placement agent in connection with the offering. Pursuant to the terms of the Placement Agreement, Aegis agreed to use its best efforts to arrange for the sale of the securities in the offering. As compensation to the placement agent, the Company paid the placement agent placement commission equal to 15.0% of the aggregate gross proceeds from the offering. Aegis will also receive a fee of 10.0% of the proceeds from the cash exercise of any warrants currently outstanding or issued in the Placement, payable on exercise. In addition, the Company agreed to reimburse Aegis for certain out-of-pocket expenses, including reasonable legal fees and disbursements for its counsel.

Also, on February 26, 2025, the Company entered into an exchange agreement (the “Exchange Agreement”) with certain holders of tranches of warrants to purchase Common Shares previously issued by the Company in March 2024 and December 2023 (collectively, the “Old Warrants”). Under the Exchange Agreement, such holders agreed to exchange with the Company some of the outstanding Old Warrants for 2,495,933 new warrants (the “Exchange Warrants”) to purchase Common Shares, substantially similar to the Series B Warrants issued in the Private Placement. If the exercise price of the Exchange Warrants are adjusted to the floor of $0.76, up to 123,253,146 Common Shares would be issuance upon the exercise of the Exchange Warrants. As a result of the Exchange Agreement, Old Warrants that were exchanged were cancelled as of that date.

B.	Business Overview

The following is a description of BYND Israel’s current CRM Software business, its new cannabis CRM Software business and its proposed medical cannabis business as well as the Company’s new Sensera business. Notwithstanding that the following distinguishes between three lines of business, for accounting purposes, the Company currently has only one reportable segment (software) given that its new medical cannabis business has not yet commenced operations in a meaningful or material way.

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

In Fiscal 2024, the Company, through BYND Israel, earned total revenues from all operations of $998,839. The largest source of revenue was derived from customization of BYND Israel’s Benefit CRM Software for individual clients. Fees charged for product customization contributed more than 73% of total revenues or $727,073. BYND Israel’s second largest source of revenue was sales of software licenses to clients, which accounted for 16% of total revenues or $165,410. Most of the company’s other income was generated by sales of Benefit CRM Software licenses to customers. Over 67% of BYND Israel’s revenue is currently derived from its major customer, Harel Insurance Company Ltd.

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

Employees

BYND Israel currently has six employees. This includes the Head of Marketing, Sales and Customer Service Manager, Development Manager, Programmers and Engineers. All employees are currently based in Israel.

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

The Company’s board of directors intends to revisit the suspension on April 2025. If the decision is made to proceed with the construction of the cannabis growing facility, the required permits necessary to begin the construction will need to be obtained once the Initial Authorizations have been formally transferred from Dalia Bzizinsky to BYBY. This transfer must be approved by the Israeli Ministry of Health Medical Cannabis Unit which will occur following approval of the Ministry of Agriculture to a change in land designation. BYBY estimates it will cost approximately $100,000 to complete the permitting process, which costs would be funded from general working capital.

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

Our new Sensera business

On September 22, 2022, the Company completed its acquisition of Israeli based Zigi Carmel Initiatives & Investments Ltd. through Zigi Carmel we own the Sensera device, a unique, patent-pending device that, combined with proprietary AI software (provisional application), regulates the flow of low-concentration CBD oils into the soft tissues of the female sexual organs. According to research conducted across the globe, treatment with low-concentration CBD oils can relieve candida, dryness, scars, and many other female health issues (https://www.ncbi.nlm.nih.gov/pmc/articles/PMC7924206). Numerous studies have shown CBD interacts with the endocannabinoid system, a master regulatory system with receptors all around the body. By activating these receptors, CBD can have health benefits that help make sex more approachable and pleasurable by reducing stress, enhancing one’s mood, promoting body comfort, and treating vaginal issues.

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

As of the date of this annual report, the Company has:

1.	completed the design of the following modules: ergonomic, configuration, concept, industrial design and design for manufacturing;

2.	in the hardware space, developed the mainboard of the device, side board, sensors for humidity, heat and heartbeat;

3.	in the engineering space, performed proof of concept and industrial design inputs;

4.	in the firmware space, developed software design details, system test and configurations;

5.	in the user experience/user interface (“UX/UI”) space, developed the software and application screens, including the application design and characterization;

6.	filed various Patent Cooperation Treaty (“PCT”) applications covering mechanical, system logic, and design aspects of the Sensera Device;

7.	filed national patent applications in 11 countries, including the USA and countries in the EU;

8.	Started production in small quantities; and

9.	filed various design applications for the lubricant the capsules in 4 different countries.

The Company also developed the following enhancements for the product:

Unique Pump Design - Efficient Re-source Monitoring: The Sensera features a miniature pump design with liquid flow capabilities precisely tailored to meet the system’s requirements.

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

Sphere Development - Elevating UX/UI Experience: Recognizing the smart nature of both the Sensera product and its accompanying application in development, that in the future will feature machine learning and AI capabilities, we prioritized creating a high-end UX/UI communication experience. The innovative sphere feature serves as a futuristic element, giving as infrastructure preparation for artificial intelligence and machine learning ,modules for implementation in the device (similar to interfaces like SIRI).

The Company produced a first prototype of the Sensera device in the fourth quarter of 2023, and plans to go to market in the second quarter of 2025 and start selling the device worldwide based on patents it will file in different countries.

In order to go to market, the Company needs to test the protype and commence manufacturing of the Sensera Device. As the initial version of the product will be therapeutical, no regulatory approvals are required; provided that the CBD products used in the device contain a tetrahydrocannabinol (THC) content of lower than 0.03%, the regulations expert engaged by the Company has advised that there is no need to obtain U.S. Food and Drug Administration (FDA) approval.

Patent and Design Applications – Provisional and PCT

Country	Subject	App. No.	Filed	Publication No.	Pub. Date	Status/Next action
Patent Cooperation Treaty	SMART ADULT TOY	PCT/IL2023/050016	05/01/2023	WO2023131950	13/07/2023	National Phase due 6.7.2024 Expiration 20 years from the PCT filing date 1.1.2043

Patent Cooperation Treaty	MEDICAL ADULT TOY	PCT/IL2022/050783	20/07/2022	WO 2023/002485	26/01/2023	National Phase In Progress Expiration 20 years from the PCT filing date 20/07/2042

United States of America	FEMALE TREATMENT DEVICE	63/450,503	07/03/2023			Provisional application Deadline for filing PCT or regular applications 7.3.2024 Expiration 20 years from the filing date International filing date (PCT)

Medical Adult Toy national patent applications:

Country	App. No.	Our Ref.	Filed	Publication No.	Pub. Date	[Expiry Date]	Status/Next action
United States of America	63/223,822	2813834	20/07/2021				Term Ended

Patent Cooperation Treaty	PCT/IL2022/050783	2864079	20/07/2022	WO 2023/002485	26/01/2023		National Phase entered

China		2994640				[20/07/2042]	Awaiting first Office Action

Australia	2022314317	2994627	20/07/2022			[20/07/2042]	Deadline for requesting examination: Jul 20, 2027

Canada	3,221,838	2994630	20/07/2022			[20/07/2042]	Deadline for requesting examination: Jul 20, 2026

European Patent Office	22845568.9	2994654	20/07/2022	4373454	29/05/2024	[20/07/2042]	Response to EESR sent to associates; awaiting filing confirmation and then Office Action

India	202317083896	2994660	20/07/2022			[20/07/2042]	Awaiting first Office Action

Israel	309183	2994674	20/07/2022			[20/07/2042]	Awaiting first Office Action

Japan	2023-576213	2994680	20/07/2022			[20/07/2042]	Deadline for requesting examination: Jul 20, 2025

New Zealand	806417	2994690	20/07/2022			[20/07/2042]	Deadline for requesting examination: Jul 20, 2027

Republic of Korea	10-2023-7045274	2994700	20/07/2022	15/03/2024		[20/07/2042]	Deadline for requesting examination: Jul 20, 2025

Singapore	11202309414Q	2994714	20/07/2022			[20/07/2042]	Awaiting first communication

United States of America	18/567,766	2994728	20/07/2022	27/06/2024		[20/07/2042]	Response to Office Action filed; awaiting further communication

Smart Adult Toy national patent applications:

Country	App. No.	Our Ref.	Filed	Publication No.	Pub. Date	Next Renewal	Status/Next action
Patent Cooperation Treaty	PCT/IL2023/050016	2906680	05/01/2023	WO2023121950	13/07/2023		National Phase entered

China	202380023895.8	3022281	05/01/2023				Examination in progress; Office Action due: Dec 09, 2024

Australia	2023205476	3022265	05/01/2023			05/01/2027	National Phase entered; Deadline for requesting examination: Jan 05, 2028

Canada	3,247,151	3022272				05/01/2025	National Phase entered; Deadline for requesting examination: Jan 05, 2027

European Patent Office	23737259.4	3022296	05/01/2023	4460280	13/11/2024		Application filed; Expected date for 1st Official Action: Aug 05, 2026

India	202417053599	3022303	05/01/2023				National Phase entered; Deadline for requesting examination: Jan 06, 2026

Israel	314148	3022319	05/01/2023				Application filed; Expected date for 1st Official Action: Jul 06, 2027

Japan	2024-540959	3022320	05/01/2023				National Phase entered; Deadline for requesting examination: Jan 05, 2026

New Zealand	812746	3022331	05/01/2023			05/01/2027	National Phase entered; Deadline for requesting examination: Jan 05, 2028

Republic of Korea	10-2024-7026415	3022340	05/01/2023				National Phase entered; Deadline for requesting examination: Jan 05, 2026

Singapore	11202404709W	3022350	05/01/2023				National Phase entered; Deadline for requesting examination: Jan 06, 2025

United States of America	18/726,930	3022360	05/01/2023				National Phase entered; Expected date for 1st Official Action: Jan 05, 2025

Design Applications

Country	Subject	App. No.	Filed	Design No.	Grant Date	Status/Next action
United States of America	FEMALE TREATMENT DEVICE	35/520,188	11/02/2024			Pre-filed; Expected date for 1st Official Action: Feb 11, 2026

International Design Deposit European Union United Kingdom	FEMALE TREATMENT DEVICE	WIPO144151	11/02/2024	DM/235494	11/02/2024	Registered

China	Lubricant Capsule	202330522171.0	15/08/2023	ZL 202330522171.0	25/06/2024	Registered

United Kingdom	Lubricant Capsule	235655				Registered

International Design Deposit	Lubricant Capsule	WIPO144152	11/02/2024	DM/235655	11/02/2024	Registered

European Union	Lubricant Capsule	WIPO144152	11/02/2024	DM/235655	11/02/2024	Registered

United States of America	Lubricant Capsule	35/520,369	11/02/2024			Allowance

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

Specifically, we expect the following benefits from the application of CBD through the Sensera device:

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

33

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

The Company intends to establish a marketing and sales system for the Sensera device. The Company’s ‘Go to Market’ strategic plan is based on combined B2B and B2C sales.

As part of the acquisition of Zigi Carmel, the Company received an independent valuation report from BDO consulting group (Israel) with respect to the pending patents owned by Zigi Carmel. That report concluded that the valuation was USD$ 34,114,000 as of the date of the acquisition.

As of December 31, 2023 the value of the pending patents was updated to US$25,301,000.

As of December 31, 2024 the value of the pending patents was updated to US$17,557,000.

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

Sensera device business

Based on its own research, the Company has not yet found any medical or recreational device that offers or will offer a value proposition similar to that of its Sensera device. As such, the Company expects to be the first company to offer such a solution to the health and recreational products industry.

Employees

As at December 31, 2024, the Company had 6 full-time employees and no part-time employees.

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

1https://www.prnewswire.com/news-releases/statistics-on-gynecology-devices-market-size share-worth-over-usd-19501-20-million-by-2028—exhibit-a-cagr-of-10-30-industry-trends-demand-value-analysis—forecast-report-by-zion-market-research-301601656.html

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

The following discussion should be read in conjunction with our Audited Consolidated Financial Statements for the fiscal years ended December 31, 2024 and 2023 and the notes thereto included under “Item 17”. Unless otherwise indicated, discussion under this Item is based on Canadian dollars and is presented in accordance with International Financial Reporting Standards.

A.	OPERATING RESULTS

For the fiscal year ended December 31, 2024, the Company recorded a net loss of $47,590,257, compared to a net loss of $18,495,121 in the fiscal year ended December 31, 2023, and had a cash balance as at December 31, 2024 of $4,617,034 (December 31, 2023 - $3,113,934).

The following provides an overview of the Company’s financial results for the years ended December 31, 2024 and 2023:

Revenue

The Company has derived its revenue from the sources as summarized in the following:

	December 31, 2024	December 31, 2023
Software development	$727,073	$758,307
Software license	165,410	200,593
Software supports	45,513	47,102
Cloud hosting	48,550	59,926
Others	12,293	10,933
	$998,839	$1,076,861

●	Revenues during the period were $998,839 as compared to $1,076,861 for the same period in 2023. This decrease is mainly a result of decreased revenues from software licenses in the amount of $35,183 and decreased revenues from software development in the amount of $31,234, and due to foreign exchange loss between the NIS and $CAD.

●	Approximately 67% of our sales during the period and 82% of our sales for the same period in 2023 were to our largest customer and as a result, we are highly dependent on this customer to continue our operating activities.

●	Development of the Company’s New CRM Platform is now complete and we began to generate revenues from it in 2023.

●	Development of the Company’ New Cannabis CRM Platform is now complete and is currently being tested at the Weizmann Institute of Science, however, we do not expect to generate revenues from the platform in the foreseeable future.

●	The Company’s proposed development of a medical cannabis facility is on hold and we do not expect to generate revenues from the sale of cannabis or cannabis infused products from the cannabis facility in the near future.

Cost of Revenue

●	Cost of revenues for the period amounted to $848,137 as compared to $678,305 for the same period in 2023. This increase is mainly a result of a $167,701 increase in subcontractors expenses.

●	For the fiscal year ended December 31, 2024, the Company’s gross margin was 15%, as compared to 37% for the fiscal year ended December 31, 2023.

General and Administrative Expenses, Depreciation, Consulting and Marketing, Share-based compensation, Research and Development and Professional Fees

●	For the fiscal year ended December 31, 2024, general and administrative expenses increased to $1,992,163 from $1,254,088 for the same period in 2023. The increase was mainly due to a $693,801 increase in compensation to senior management and directors.

●	Professional fees decreased to $966,718 from $1,739,430 for the same period in 2023, mainly due to a $726,039 increase in fees in the area of financial advisory, M&A and corporate finance.

●	Consulting and marketing expenses decreased to $1,094,957 from $1,387,628 for the same period in 2023 due to a $1,118,593 decrease in investor relations and public relations as well as digital marketing expenses, partially offset by a $599,155 increase in Sensera project management and consulting.

●	Depreciation and amortization expenses decreased to $4,187 from $93,354 for the same period in 2023, mainly due to $81,406 amortization of our New Cannabis CRM software in 2023.

●	Share-based compensation expenses increased to $3,709,278 from $343,253 for the same period in 2023 due to higher amounts of RSUs granted to officers and directors of the Company.

●	Research and development expenses increased to $2,582,601 from $836,833 for the same period in 2023 due to development of the Sensera Device.

●	Settlement agreement expenses increased to $854,984 from Nil for the same period in 2023 due to the settlement agreement with Dalia Bzizinsky.

Other Income (Loss) items

●	Foreign exchange gain was $431,240 compared to a loss of $76,469 for the same period in 2023, mainly due to gain from term deposits in USD.

●	Finance income were $170,433 income compared with $314 for the same period in 2023, mainly due interest income from term deposits.

●	Change in fair value of derivative warrants liabilities were a loss of $28,866,166 compared to a gain of $7,704 for the same period in 2023 due to issuance of warrants on December 2023 and March 2024.

●	Impairment losses were $8,200,336 compared to $13,142,481 for the same period in 2023 due to impairment of our intangible assets in 2023.

●	Change in fair value of settlement agreement derivative were a loss of $69,955 compared to Nil for the same period in 2023 due to the settlement agreement with Dalia Bzizinsky from May 27, 2024.

Liquidity And Capital Resources

As at December 31, 2024, the Company had a cash balance of $4,617,034 (December 31, 2023: $3,113,934).

Item	Year Ended December 31, 2024 (CAD$)	Year Ended December 31, 2023 (CAD$)
Cash used in operating activities	(6,552,747)	(3,468,099)
Cash used in investing activities	-	(374,028)
Cash provided by financing activities	7,729,132	4,650,401
Net increase in cash	1,176,385	808,274

●	The Company experienced negative cash flows from operating activities during the fiscal year ended December 31, 2024 in the amount of $6,552,747, primarily due to its net loss of $47,590,257, partially offset by a $28,866,166 loss from revaluation of warrants, and a $3,709,278 in share based compensation. Cash outlays included general business and administrative expenses, consulting fees, business and product development, and professional fees.

●	The Company believes that it will be able to generate sufficient cash flows to maintain its current capacity.

●	On July 19, 2023, the Company issued 1,733,334 Subordinate Voting Shares (537 Subordinate Voting Shares post reverse splits) at a price of US$1.50 per share following the closing of an underwritten U.S. public offering with gross proceeds to the Company of $3,424,201, before deducting underwriting discounts and other estimated expenses paid by the Company in the amount of $405,636, for net proceeds of $3,018,565.

●	On December 21, 2023, the Company issued 2,884,616 Subordinate Voting Shares (893 Subordinate Voting Shares post reverse splits) at a price of US$0.52 per share following the closing of a registered direct public offering with gross proceeds to the Company of $1,996,650, before deducting underwriting discounts and other estimated expenses paid by the Company in the amount of $319,464, for net proceeds of $1,677,186.

The offering was for the sale of 2,884,616 units (893 units post reverse splits), each consisting of one Subordinate Voting Share and one warrant to purchase one Subordinate Voting Share at an exercise price of US$0.52.

●	On March 14, 2024, the Company announced the closing of a firm commitment underwritten U.S. public offering with gross proceeds to the Company of approximately US$7,000,000 (9,458,400), before deducting underwriting discounts and other estimated expenses payable by the Company. The base offering consisted of 116,666,667 units (36,120 units post reverse splits), each consisting of one Subordinate Voting Share and three Subordinate Voting Share purchase warrants, at a price to the public of US$0.06 per unit. The Company intends to use the net proceeds from this offering primarily for product design and manufacturing of the Sensera Device, sales and marketing campaigns, patent prosecution and working capital.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

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

Name, Age, Position(s) with the Company	Date Elected or Appointed (mm/dd/yy)	% of Time to be Devoted Company	Principal Occupation or Employment for the Past Five Years
Marcel (Moti) Maram, 67 President and Director	03/29/21	100%	President at Femto Technologies and former CEO at BYND Israel.
Yftah Ben Yaackov, 46 CEO and Director	03/29/21	100%	CEO at Femto Technologies
Avner Tal, 62 VP Sales & Marketing, CTO and Director	03/29/21	100%	Acting CEO, Chief Technology Officer and Vice President - Sales & Marketing at BYND Israel.
Gabi Kabazo, 52 Chief Financial Officer, Director and Corporate Secretary	03/29/21	100%	CFO at Femto Technologies
Stefania Szabo, 52 (1)) Director	06/23/21	5%-10%	VP, HR and Organizational Development with JESSON + Company Communications Inc.
Harold Wolkin, 73 (1)(2) Director	03/29/21	5%-10%	Retired Investment Banker and Senior Executive, currently acting as an independent director of three public companies.
Niv Shirazi, 28 (1) Director	02/24/22	5%-10%	Chief Operating Officer with H.N. Win Ltd.
Carmel Zigdon, 28 Director	9/22/22	5%-10%	Manager at ZCRAVE.com
Mor Bzizinsky, 38 Director	02/08/24	5%-10%	Attorney in Private Practice

(1)	Member of the Audit Committee
(2)	Audit Committee Chair

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

Carmel Zigdon, Director

Carmel Zigdon has been a director since September 2022. He is a business professional with strong skills in the fields of marketing and online sales, is the inventor of the Sensera device and the founder of Zigi Carmel Initiatives & Investments Ltd. Since 2018, he has served as the online shopping manager of ZCRAVE.com, an online clothes store generating revenues in the millions of US$ per year.

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

The following table sets forth information with respect to the executive compensation for the most recent three fiscal years.

Table of Compensation, Excluding Compensation Securities

Stock Options and Other Compensation Securities

The following table discloses all anticipated compensation securities the Company has granted to date to each of its executive officers and Directors:

Table of Compensation, Excluding Compensation Securities
Name and position	Year	Salary, consulting fee, retainer, commission ($)	Bonus ($)	Committee or meeting fees ($)	Value of perquisites ($)	Value of all other compensation ($)	Total compensation ($)
Marcel (Moti) Maram	2024	111,111	Nil	Nil	Nil	Nil	111,111
	2023	243,509	Nil	Nil	Nil	Nil	243,509
President and Director	2022	365,461	Nil	Nil	Nil	Nil	365,461
Yftah Ben Yaackov	2024	545,063	341,775	Nil	Nil	Nil	886,838
	2023	365,062	198,390	Nil	Nil	Nil	563,452
CEO and Director	2022	262,774	Nil	Nil	Nil	Nil	262,774
Avner Tal	2024	275,908	Nil	Nil	Nil	Nil	275,908
VP Sales & Marketing,	2023	251,671	Nil	Nil	Nil	Nil	251,671
Chief Technology Officer and Director	2022	370,595	Nil	Nil	Nil	Nil	370,595
Gabi Kabazo	2024	346,302	67,910	Nil	Nil	Nil	414,212
	2023	252,687	34,059	Nil	Nil	Nil	286,746
Director and CFO	2022	143,500	Nil	Nil	Nil	Nil	143,500

Compensation Securities
Name and position	Type of Compensation Security	Number of compensation securities, number of underlying securities	Date of issue or grant	Issue, conversion or exercise price ($)	Expiration date
Marcel (Moti) Maram President and Director	-	-	-	-	-
Yftah Ben Yaackov CEO and Director	-	-	-	-	-
Avner Tal VP Sales & Marketing, Chief Technology Officer and Director	-	-	-	-	-
Gabi Kabazo
Director and CFO	-	-	-	-	-
Stefania Szabo(1) Director	RSU	3,427	April 7, 2024	$1.03	April 7, 2025
Harold Wolkin(1)(2) Director	RSU	4,283	April 7, 2024	$1.03	April 7, 2025

(1)	Member of Audit Committee
(2)	Chair of Audit Committee

Stock Option Plan

The Company has a Stock Option Plan in place. Currently, 46 options have been granted under the Plan to certain directors, officers and consultants. See “Options and Other Rights to Purchase Securities”.

The Company has a stock option plan to grant incentive stock options to directors, officers, employees and consultants. Under the plan, the aggregate number of Subordinate Voting shares that may be subject to option at any one time may not exceed 30% of the issued Subordinate Voting shares of the Company as of that date, including options granted prior to the adoption of the plan. The exercise price of these options shall not be less than that permitted under the rules of any stock exchange or exchanges on which the Shares are then listed. Disinterested shareholder approval shall be obtained by the Company prior to any reduction to the exercise price if the affected optionee is an insider (as defined in the Securities Act (British Columbia) of the Company at the time of the proposed amendment.

The Company may, but shall not be obligated to, offer an optionee the right (the “Cashless Exercise Right”), in lieu of the right to exercise a specific Option, to terminate such Option in whole or in part by notice in writing delivered to the Company electing to exercise the Cashless Exercise Right and, in lieu of receiving the number of Shares to which such terminated Option relates, to receive the number of Shares, disregarding fractions, which is equal to the quotient obtained by:

(i)	subtracting the exercise price per Share under such terminated Option from the VWAP per Share and multiplying the difference by the number of Shares that could have been purchased under such terminated Option; and

(ii)	dividing the product obtained above by the VWAP per Share.

“VWAP” means the volume weighted average trading price of the Shares on the stock exchange on which the Shares then principally trade (as determined by the Board) calculated by dividing the total value of the Shares traded by the total volume of the Shares traded over the five trading days immediately preceding the applicable date. Where appropriate, internal crosses and certain other special trades may be excluded from the calculation as determined by the Board.

Exercise of the Cashless Exercise Right, in each instance, is conditional upon consent of the Company, and the Board will not be obliged to allow for use of the Cashless Exercise Right or to provide reasons for not allowing use thereof.

Employment, Consulting and Management Agreements

Other than a consulting agreement with Yftah Ben Yaackov, the Company has not entered into any formal written employment agreements with any of its executives. Nevertheless, the Company and BYND Israel have agreed to enter into employment agreements with each of the following executives on the following terms:

●	Marcel (Moti) Maram will serve as President of the Company until his employment agreement is terminated in accordance with the terms set forth therein. Mr. Maram will be entitled to an initial annual base salary of $140,400 and will thereafter be subject to annual review. Mr. Maram will also be eligible for bonuses and the granting of options, at the Board’s discretion. See “Options and Other Rights to Purchase Securities”.

●	Yftah Ben Yaackov will serve as Chief Executive Officer of the Company until his employment agreement is terminated in accordance with the terms set forth therein. On June 29, 2021, the company entered into a consulting agreement with Mr. Yftah Ben Yaackov which provides inter alia that the Corporation will pay Mr. Ben Yaackov a consulting fee of $18,400 per month, for a period of 10 months; Since April 1, 2022 his compensation has changed to $250,000 annual salary. Since April 1, 2023 his compensation has changed to US $300,000 annual salary. Since April 1, 2024 his compensation has changed to US $405,000 annual salary Mr. Ben Yaackov will also be eligible for bonuses and the granting of options, at the Board’s discretion. See “Options and Other Rights to Purchase Securities”.

●	Avner Tal will serve as VP Sales & Marketing and Chief Technology Officer of the Company until his employment agreement is terminated in accordance with the terms set forth therein. Mr. Tal will be entitled to an initial annual base salary of $140,400 and will thereafter be subject to annual review. Mr. Tal will also be eligible for bonuses and the granting of options, at the Board’s discretion. See “Options and Other Rights to Purchase Securities”.

Termination of Employment, Change of Control Benefits and Employment Contracts

Each of the employment agreements with each of Marcel (Moti) Maram, Avner Tal and Yftah Ben Yaackov will provide inter alia that:

●	if the employee’s employment with the Company and BYND Israel, is terminated without cause, or

●	if the employee elects to terminate his employment with the Company and BYND Israel in the event there has been a “substantial breach” by the Company or BYND Israel (including wrongful dismissal) or if there has been a change of control of the Company or BYND Israel, then such terminated employee will be entitled to severance payments equal to one-twelfth of the his then base salary plus coverage for any benefits to which he may be entitled pursuant to any benefit plan, for the lesser of: (i) twelve months, or (ii) until the such employee finds new employment.

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

Table of Compensation, Excluding Compensation Securities
Name and position	Year	Salary, consulting fee, retainer, commission ($)	Bonus ($)	Committee or meeting fees ($)	Value of perquisites ($)	Value of all other compensation ($)	Total compensation ($)
	2024	106,521	Nil	Nil	Nil	Nil	106,521
Harold Wolkin	2023	60,833	Nil	Nil	Nil	Nil	60,833
Director	2022	Nil	Nil	Nil	Nil	Nil	Nil
	2024	92,123	Nil	Nil	Nil	Nil	92,123
Stefania Szabo	2023	59,457	Nil	Nil	Nil	Nil	59,457
Director	2022	35,625	Nil	Nil	Nil	Nil	35,625
	2024	10,997	Nil	Nil	Nil	Nil	10,997
Niv Shirazi	2023	Nil	Nil	Nil	Nil	Nil	Nil
Director	2022	Nil	Nil	Nil	Nil	Nil	Nil
	2024	164,509	Nil	Nil	Nil	Nil	164,509
Carmel Zigdon	2023	81,616	Nil	Nil	Nil	Nil	81,616
Director	2022	Nil	Nil	Nil	Nil	Nil	Nil
	2024	Nil	Nil	Nil	Nil	Nil	Nil
Mor Bzizinsky	2023	Nil	Nil	Nil	Nil	Nil	Nil
Director	2022	Nil	Nil	Nil	Nil	Nil	Nil

C.	Board Practices

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

Differences between the BCBCA and Nasdaq Requirements

As a British Columbia corporation listed on Nasdaq, we are not required to comply with certain Nasdaq corporate governance standards. Section 5615(a)(3) of the Nasdaq Stock Market Rules permits Nasdaq to grant exemptions to a foreign private issuer for certain provisions of the Rule 5600 series, Rule 5250(b)(3) and Rule 5250(d). We are organized under the laws of British Columbia, Canada. We comply with the applicable laws of Canada, including rules related to corporate governance practices. We are no longer listed on the CSE since our voluntary delisting became effective March 14, 2024. We have elected to follow British Columbia practices in lieu of the requirements of Nasdaq Rule 5600 with the exception of those rules which are required to be followed pursuant to the provisions of Nasdaq Rule 5615(a)(3). A description of the significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies pursuant to the Nasdaq Stock Market Rules is as follows:

●	Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the Nasdaq Stock Market rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Canadian law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Canada is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request.

●	Quorum. Under applicable Canadian law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our articles of association provide that a quorum of is at least one person who is, or who represents by proxy, two or more shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting, is required for commencement of business at a general meeting. However, the quorum set forth in our articles of association with respect to an adjourned meeting, if no quorum is present within half an hour of the time arranged, consists of at least two shareholder present in person or by proxy.

●	Nomination of our directors. With the exception of directors elected by our Board of Directors, our directors are elected by an annual meeting of our shareholders to hold office until the next annual meeting following one year from his or her election. The nominations for directors, which are presented to our shareholders by our Board of Directors, are generally made by the Board of Directors itself, in accordance with the provisions of our articles of association and the Companies Law. Nominations need not be made by a nominating committee of our Board of Directors consisting solely of independent directors, as required under the Nasdaq Stock Market rules.

●	Compensation of officers. Canadian law and our articles of association do not require that the independent members of our Board of Directors (or a compensation committee composed solely of independent members of our Board of Directors). Instead, compensation of executive officers is determined and approved by our compensation committee and our Board of Directors.

●	Independent directors. Canadian law does not require that a majority of the directors serving on our Board of Directors be “independent,” as defined under Nasdaq Listing Rule 5605(a)(2).

●	Audit Committee. We are required, however, to ensure that all members of our Audit Committee are “independent” under the applicable Nasdaq and SEC criteria for independence (as we cannot exempt ourselves from compliance with that SEC independence requirement, despite our status as a foreign private issuer), and we must also ensure that a majority of the members of our Audit Committee are “independent directors” as defined in Canadian Securities Administrators National Instrument 52-110 “Audit Committees”. Furthermore, Canadian law does not require, nor do our independent directors conduct, regularly scheduled meetings at which only they are present, which the Nasdaq Stock Market rules otherwise require.

●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transactions as set forth in applicable Canadian Securities Laws, which requires the approval of shareholders, as may be applicable, for specified transactions.

●	Shareholder Approval. Pursuant to the Nasdaq Stock Market Rules, a company must receive prior shareholder approval for transactions involving: (1) the sale, issuance or potential issuance by a listed company of its Subordinate Voting stock (or securities convertible into or exercisable for its Subordinate Voting stock) (i) at a price less than the greater of book value or market value, and (ii) which together with sales by officers, directors, or substantial stockholders, is equal to 20% or more of the company’s shares of Subordinate Voting stock or 20% or more of the voting power outstanding before the issuance; or (2) the sale, issuance or potential issuance by a listed company of Subordinate Voting stock (or securities convertible into or exercisable Subordinate Voting stock) (i) at a price less than the greater of book value or market value, and (ii) is equal to 20% or more of the company’s shares of Subordinate Voting stock or 20% or more of the voting power outstanding before the issuance. Under applicable Canadian law, a company is not required to seek shareholder approval for any such transactions.

D.	EMPLOYEES

As of December 31, 2024, we had six employees.

E.	SHARE OWNERSHIP.

See below under Item 7.

F.	DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION.

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders.

The following table sets forth information with respect to the beneficial ownership of our Subordinate Voting Shares as of March 31, 2025 by:

●	each person or entity known by us to own beneficially 5% or more of our outstanding Subordinate Voting Shares;

●	each of our directors and executive officers individually; and

●	all of our directors and executive officers as a group.

We are unaware of any person or entity owning beneficially 5% or more of our outstanding Subordinate Voting Shares.

The beneficial ownership of our Subordinate Voting Shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem Subordinate Voting Shares issuable pursuant to options that are currently exercisable or exercisable within 60 days of March 31, 2025 to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Percentage of shares beneficially owned before this offering is based on 2,926,526 Subordinate Voting Shares issued and outstanding as of March 31, 2025.

Unless otherwise noted below, the address of each shareholder, director and executive officer is c/o the Company, 2264E 11th Avenue Vancouver, British Columbia A1 V5N1Z6.

	Subordinate Voting Shares Beneficially Owned	Percentage	Percentage after Offering
Directors and Officers

Marcel (Moti) Maram	2,443	* %
Avner Tal	12,443	* %
Yftah Ben Yaackov (1)	296,034	10.1%
Gabi Kabazo	47,705	1.6%
Stefania Szabo	35,888	1.2%
Harold Wolkin	44,740	1.5%
Carmel Zigdon	43,628	1.5%
Niv Shirazi	885	*
Mor Bzizinsky	882	*
5% and Greater Shareholders
	-	-
All officers and directors as a group (9 persons)	484,648	16.6%

* Less than 1%

(1)	Includes 4,412 Enhanced Voting Preference Shares that vote with the Subordinate Voting Shares on a fifty for one basis. Enhanced Voting Preference Shares may not be transferred and are not entitled to receive nay dividends.

B.	RELATED PARTY TRANSACTIONS

During the fiscal year ended December 31, 2024, the Company paid management, consulting and director fees in the aggregate amount of $5,124,063 to its President (Mr. Maram), CEO (Mr. Ben Yaackov), CFO (Mr. Kabazo), CTO (Mr. Tal) and three directors (Mr. Wolkin, Mr. Shirazi and Mrs. Szabo). During the same period in 2023 the Company paid $1,874,710 to its President (Mr. Maram), CEO (Mr. Ben Yaackov), CFO (Mr. Kabazo), CTO (Mr. Tal) and three directors (Mr. Wolkin, Mr. Shirazi and Mrs. Szabo).

As at December 31, 2024, $1,025 was owed from a shareholder of the Company (Miss Dalia Bzizinsky) (December 31, 2023– $843).

As at December 31, 2024, $232,484 was owed to directors of the Company for management, consulting and director fees (Mr. Ben Yaackov, Mr. Kabazo, Mr. Wolkin and Mrs. Szabo) (December 31, 2023– $450,048).

On January 10, 2024, the Company granted 410,000 RSU’s (127 RSU’s post reverse splits) to five directors (Mr. Ben Yaackov, Mr. Kabazo, Mr. Wolkin, Mr. Shirazi and Mrs. Szabo). The RSUs will vest over four months and a day.

On April 7, 2024, the Company granted 131,067 RSUs (7,710 RSUs post reverse split) to two directors (Mr. Wolkin and Mrs. Szabo). 25% of the RSUs will vest each 3 months with the last tranche vesting on March 31, 2025.

On April 8, 2024, the Company granted 1,080,000 RSUs (63,529 RSUs post reverse split) to nine directors (Mr. Ben Yaackov, Mr. Kabazo, Mr. Zigdon, Mr. Wolkin, Mr. Shirazi, Mr. Tal, Mr. Maram, Mrs. Bzizinsky and Mrs. Szabo). The RSUs vested immediately.

On June 14, 2024, the Company granted 1,238,525 RSUs (72,854 RSUs post reverse split) to three directors (Mr. Ben Yaackov, Mr. Kabazo and Mr. Wolkin). The RSUs vested immediately.

On September 20, 2024, the Company issued 75,000 Enhanced Voting Preference Shares (4,412 Enhanced Voting Preference Shares post reverse split) to Yftah Ben Yaackov, its Chief Executive Officer.

All the above transactions were measured at fair value. Compensation to officers and directors of the Company is determined by the Company’s governance, nominating and compensation committee and is effective until the next compensation meeting, usually on April of each year.

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

Dividends

We have not paid any dividends on our Subordinate Voting stock during the past five years. We do not intend to pay dividends on shares of Subordinate Voting stock in the foreseeable future as we anticipate that our cash resources will be used to finance growth.

B.	SIGNIFICANT CHANGES

There have been no significant changes that have occurred since the date of the financial statements included with this Annual Report except as disclosed in this Annual Report.

ITEM 9	THE OFFER AND LISTING

A.	Offer And Listing Details

Our Subordinate Voting Shares are currently traded on the Nasdaq Capital Market under the symbols “BCAN.”

B.	Plan of Distribution

Not Applicable.

C.	Markets

See Item 9.A.

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issue

Not Applicable.

ITEM 10	ADDITIONAL INFORMATION

A.	Share Capital

Our authorized capital consists of an unlimited number of Subordinate Voting shares, without par value. As of March 31, 2025, there are 2,926,526 Subordinate Voting shares issued and outstanding. That number reflects the Reverse Split.

Our Subordinate Voting shares entitle the holder to: (i) vote at all meetings of our shareholders except meetings at which only holders of specified classes of shares are entitled to vote, having one vote per Subordinate Voting share, (ii) receive dividends at the discretion of our board of directors; and (iii) receive our remaining property on liquidation, dissolution or winding up. All of our Subordinate Voting shares rank equally for the payment of any dividends and distributions in the event of a windup.

None of our shares are held by us or on behalf of us. A summary of our outstanding shares and derivative securities (convertible or exercisable into Subordinate Voting shares) is as follows:

Subordinate Voting Shares

Issued & Outstanding as at March 31, 2025	2,926,526

Convertible Securities	Exercise Price		Expiry Date
RSUs		-	March 31, 2025	7,710
Warrants A (March 2024 Financing)	US$	8.1782	September 14, 2026	5,084
Warrants B (March 2024 Financing)	US$	8.1782	March 14, 2029	10,828
Pre-Funded Warrants (February 2025 Private Placement)	US$	0.00001		2,011,616

Series A Warrants (February 2025 Private Placement)	US$	5,21	February 27, 2030	4,076,736
Series B Warrants (February 2025 Private Placement)	US$	12.51	August 27, 2027	12,230,208
Exchange Warrants	US$	12.51	August 27, 2027	123,523,146

Fully Diluted Share Capital				144,521,854

Enhanced Voting Preference Shares

On September 20, 2024, the Company issued 75,000 Enhanced Voting Preference Shares (4,412 Enhanced Voting Preference Shares post reverse split) to its Chief Executive Officer.

The Enhanced Voting Preference Shares shall be redeemed at a price of US$0.35 per share (and shall be deemed to have been cancelled) on the earlier to occur of (i) the third anniversary of their date of issuance, or (ii) upon the Chief Executive Officer ceasing to hold office. The Preference Shares:

●	May not be transferred;

●	Have no dividend or other distribution rights: and

●	Vote with the Subordinate Voting shares on a fifty for one basis.

Description of Warrants

The following summary of certain terms and provisions of the Warrants that were issued in the Company’s Private Placement of Units that was completed on February 28, 2025, is not complete and is subject to, and qualified in its entirety by, the form of the Warrants, which is filed as an exhibit to this Form 20-F. Prospective investors should carefully review the terms and provisions set forth in the forms of Warrant.

Series A Warrants

Exercisability. Each Unit includes one Series A Warrant. The Series A Warrants are exercisable at any time after their initial exercise date and at any time up to the date that is 60 months after the earlier of (i) a Resale Registration Statement registering for resale all of the Common Shares, including Common Shares isuable upon exercise of the Warrants has been declared effective by the Commission or (ii) the date that the Securities can be sold, assigned or transferred without restriction or limitation pursuant to Rule 144 (the “Release Date”). The Series A Warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and, at any time a registration statement registering the issuance of the Subordinate Voting Shares underlying the warrants under the Securities Act is effective and available for the issuance of such shares, by payment in full in immediately available funds for the number of Subordinate Voting Shares purchased upon such exercise. Commencing on the earlier of (i) six months after the date of issuance, and (ii) the earliest of the date (the “Resale Effective Date”) that (a) a registration statement registering for resale some or all Common Shares issued in the Private Placement or to be issued upon exercise of the Warrants has been declared effective, (b) all of such Common Shares may be sold pursuant to Rule 144 without restrictions, (c) following the first anniversary of the completion of the Private Placement provided that the applicable holder is not then an affiliate of the Company, or (d) all of the Common Shares may be sold pursuant to an exemption from registration under Section 4(a)(1) of the Securities Act, the holder may, in its sole discretion, elect to exercise the Warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of Subordinate Voting Shares determined according to the formula set forth in the Warrant. No fractional shares will be issued in connection with the exercise of a Warrant. In lieu of fractional shares, we will, at our election, either pay a cash adjustment in respect of such fraction in an amount equal to such fraction multiplied by the exercise price or round up to the next whole share.

Exercise Price. The exercise price per whole Subordinate Voting Share purchasable upon exercise of the Warrants is $5.21 per share. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our Subordinate Voting Shares and also upon any distributions of assets, including cash, stock or other property to our stockholders.

Anti-Dilution Protection. If prior to the expiration date of the Series A Warrants, we raise funds through the issuance of Subordinate Voting Shares (or securities convertible into Subordinate Voting Shares) at a price per Subordinate Voting Share below the price per Unit paid in this Offering , subject to the a floor price of $0.76 (the “Floor Price”) the exercise of the Series A Warrants will be automatically adjusted to reflect such lower price and the number of Subordinate Voting Shares issuable upon the exercise thereof shall be proportionately increased such that the exercise price of the Series A Warrant on the date of issuance for the Subordinate Voting Shares then outstanding shall remain unchanged.

Series B Warrants

Exercisability. The Series B Warrants are exercisable at any time after their initial exercise date and at any time up to the date that is 30 months after the Release Date. The Series B Warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and, at any time a registration statement registering the issuance of the Subordinate Voting Shares underlying the warrants under the Securities Act is effective and available for the issuance of such shares, by payment in full in immediately available funds for the number of Subordinate Voting Shares purchased upon such exercise. Commencing on the Resale Effective Date, the holder may, in its sole discretion, elect to exercise the Warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of Subordinate Voting Shares determined according to the formula set forth in the Series B Warrant. No fractional shares will be issued in connection with the exercise of a Warrant. In lieu of fractional shares, we will, at our election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the exercise price or round up to the next whole share. Whether or not an effective registration statement or prospectus is available, the holders of the Series B Warrants may also effect an “alternative cashless exercise.” In such event, the Series B Warrants may be converted into three Common Shares for each one Common Shares then underlying the Series B Warrant without additional consideration. On the expiration date of the Series B Warrant, it will be automatically converted in accordance with the alternative exercise option.

Exercise Price. The exercise price per whole Subordinate Voting Share purchasable upon exercise of the Warrants is $12.51 per Common Share. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our Subordinate Voting Shares and also upon any distributions of assets, including cash, stock or other property to our stockholders.

Terms Common to Both the Series A Warrants and the Series B Warrants

Reset of Exercise Price. On the close of trading on the trading day immediately after the tenth trading day following each date that (i) a resale registration statement registering for resale all or a portion of the Common Shares issuable upon the exercise of the Series A and Series B Warrants (the “Warrant Shares”) has been declared effective by the Commission and (ii) if all of the Warrant Shares have not been registered pursuant to one or more effective Resale Registration Statements, the date that all of the Warrant Shares can be sold, assigned or transferred without restriction or limitation pursuant to Rule 144 promulgated under the 1933 Act, as amended (or a successor rule thereto), , the exercise price of the unexercised Warrants then outstanding shall be reduced (but in no event increased) to equal the lowest of (A) the exercise price then in effect and (B) the greater of (I) $0.76 (the “Floor Price”) and (II) the lowest Weighted Average Price during the immediately preceding ten trading days. Upon any such adjustment of the exercise price, the number of issuable Warrant Shares shall be increased such that the aggregate exercise price of the unexercised Warrants on the date of issuance shall remain unchanged following such adjustment.

Exercise Limitation. A holder will not have the right to exercise any portion of the warrant if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or, at the option of the holder thereof, 9.99%) of the number of Subordinate Voting Shares outstanding immediately after giving effect to the exercise.

Transferability. Subject to applicable laws, the Warrants may be offered for sale, sold, transferred or assigned without our consent.

Fundamental Transactions. In the event of a fundamental transaction, as described in the Warrants and generally including any reorganization, recapitalization or reclassification of our Subordinate Voting Shares, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding Subordinate Voting Shares, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding Subordinate Voting Shares, the holders of the Warrants will be entitled to receive upon exercise of the Warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the Warrants immediately prior to such fundamental transaction.

Reverse Stock Split. If at any time on or after the date of issuance there occurs any share split, share dividend, share combination recapitalization or other similar transaction involving our Subordinate Voting Shares (“Share Combination Event”) and the lowest daily volume weighted average price during the period commencing on the date of the Share Combination Event and ending on the fifth trading day immediately following such event is less than the exercise price of the Series A Warrants or Series B Warrants then in effect, then the exercise price of the Series A Warrants and Series B Warrants will be reduced to the lowest daily volume weighted average price during such period, subject to the Floor Price, and the number of shares issuable upon exercise will be proportionately adjusted such that the aggregate exercise price of the unexercised Warrants as of the date of issuance will remain unchanged.

Rights as a Stockholder. Except as otherwise provided in the Warrants or by virtue of such holder’s ownership of our Subordinate Voting Shares, the holder of a Warrant does not have the rights or privileges of a holder of our Subordinate Voting Shares, including any voting rights, until the holder exercises the Warrant.

Governing Law. The Warrants are governed by New York law.

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

Certain Canadian Federal Income Tax Considerations

The following is a general summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable to purchasers who acquire Subordinate Voting shares pursuant to this offering and who, for the purposes of the Tax Act and at all relevant times, beneficially own such Subordinate Voting shares as capital property and deal at arm’s length and are not affiliated with us and the underwriter (each a “Holder”). Subordinate Voting shares will generally be considered to be capital property to a Holder unless such Subordinate Voting shares are held by such Holder in the course of carrying on a business, or were acquired by such Holder in a transaction or transactions considered to be an adventure in the nature of trade.

This summary does not apply to a purchaser of Subordinate Voting shares (i) that is a “financial institution”, as defined in the Tax Act for purposes of the mark-to-market rules; (ii) an interest in which is or would constitute a “tax shelter investment” as defined in the Tax Act; (iii) that is a “specified financial institution” as defined in the Tax Act; (iv) that reports its Canadian tax results in a currency other than the Canadian currency; or (v) that has or will enter into a “synthetic disposition arrangement” or a “derivative forward agreement”, as those terms are defined in the Tax Act, in respect of Subordinate Voting shares pursuant to this offering. All such purchasers should consult their own tax advisors with respect to an investment in Subordinate Voting shares. Additional considerations, not discussed herein, may be applicable to a Holder that is a corporate resident in Canada, and is, or becomes as part of a transaction or event or series of transactions or events that includes the acquisition of the Subordinate Voting shares, controlled by a non-resident corporation for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their tax advisors with respect to the consequences of acquiring Subordinate Voting shares.

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

The summary is of a general nature only, is not exhaustive of all income tax considerations, and is not intended to be, and should not be construed to be, legal or tax advice to any particular Holder of the Subordinate Voting shares and no representation with respect to the Canadian tax consequences to any particular Holder is made. The relevant tax considerations applicable to the acquiring, holding and disposing of Subordinate Voting shares pursuant to this offering may vary according to the status of the purchaser, the jurisdiction in which the purchaser resides or carries on business and the purchaser’s own particular circumstances. Accordingly, holders should consult with their own tax advisors with respect to the income tax consequences to them of acquiring, holding or disposing of the Subordinate Voting shares.

Residents of Canada

The following portion of the summary is applicable to a Holder who at all relevant times is resident or deemed to be resident in Canada for the purposes of the Tax Act and any applicable tax treaty or convention (a “Canadian Holder”). Certain Canadian Holders to whom Subordinate Voting shares might not constitute capital property may make the irrevocable election provided by subsection 39(4) of the Tax Act, in qualifying circumstances, to have the Subordinate Voting shares and every other “Canadian security” (as defined in the Tax Act) owned by such Canadian Holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property to the Holder. Canadian Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) of the Tax Act is available and/or advisable in their particular circumstances.

Dividends

A Canadian Holder will be required to include in computing such Canadian Holder’s income for a taxation year the amount of any taxable dividends (including deemed dividends) received on Subordinate Voting shares. In the case of a Canadian Holder who is an individual (other than certain trusts) such dividends will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received by an individual from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit for “eligible dividends” properly designated as such by us. There may be restrictions on the ability of the Company to so designate any dividend as an eligible dividend, and the Company has made no commitments in this regard. Taxable dividends received by such Canadian Holder may give rise to alternative minimum tax under the Tax Act.

In the case of a Canadian Holder that is a corporation, the amount of any taxable dividends (including deemed dividends) received on Subordinate Voting shares that is included in its income will generally be deductible in computing such Canadian Holder’s taxable income for that taxation year. A Canadian Holder that is a “private corporation” (as defined in the Tax Act) or any other corporation resident in Canada and controlled, whether by reason of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), may be liable to pay a 33 1⁄3% refundable tax under Part IV of the Tax Act on dividends received on the Subordinate Voting shares to the extent that such dividends are deductible in computing the Canadian Holder’s taxable income for the taxation year.

Disposition of Subordinate Voting Shares

A Canadian Holder who disposes of or is deemed to have disposed of a Subordinate Voting share (except to the Company) will generally realize a capital gain (or capital loss) equal to the amount by which such Canadian Holder’s proceeds of disposition in respect of the Subordinate Voting share exceeds (or is exceeded by) the aggregate of the adjusted cost base of such Subordinate Voting share to the Canadian Holder and any reasonable expenses associated with the disposition. The cost to a Canadian Holder of a Subordinate Voting share acquired pursuant to this offering generally will be averaged with the adjusted cost base of any other Subordinate Voting shares owned by such Canadian Holder as capital property for the purposes of determining the adjusted cost base of each such Subordinate Voting share to such Canadian Holder.

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

The amount of any capital loss realized on the disposition or deemed disposition of a Subordinate Voting share by a Canadian Holder that is a corporation may, in certain circumstances, be reduced by the amount of dividends previously received or deemed to have been received by the Canadian Holder on such Subordinate Voting share to the extent and in the circumstances prescribed by the Tax Act. Similar rules may apply to a corporation that is a member of a partnership or beneficiary of a trust that owns Subordinate Voting shares or that is itself a member of a partnership or a beneficiary of a trust that owns Subordinate Voting shares.

A Canadian Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2⁄3% on its “aggregate investment income” for the taxation year, which is defined to include an amount in respect of taxable capital gains.

Non-Resident Holders

The following portion of the summary is applicable to a Holder that, at all relevant times for the purposes of the Tax Act and any applicable tax treaty: (i) is not (and is not deemed to be) a resident in Canada, (ii) does not use or hold (and will not use or hold) and is not deemed to use or hold the Subordinate Voting shares in, or in the course of, carrying on a business in Canada, and (iii) does not carry on an insurance business in Canada and elsewhere and (iv) is not an “authorized foreign bank” as defined in the Tax Act (a “Non-Canadian Holder”).

This summary does not apply to a Non-Canadian Holder that is subject to the proposed “treaty shopping” rule proposed in the 2014 Canadian Federal Budget released on February 11, 2014. Non-Canadian Holders should consult their own tax advisors with respect to the potential application of these rules to their particular circumstance.

Dividends

Dividends paid or credited (or deemed to be paid or credited) on the Subordinate Voting shares to a Non-Canadian Holder will generally be subject to withholding tax under the Tax Act at a rate of 25%, subject to a reduction under the provisions of an applicable tax treaty. For Non-Canadian Holders who are resident in the United States for purposes of and entitled to the benefits of the Canada-U.S. Tax Treaty, and are the beneficial owner of such dividends on the Subordinate Voting shares (a “U.S. Holder”), the Canadian withholding tax will generally be reduced to the rate of 15%. This rate is further reduced to 5% in the case of such U.S. Holder that is a company for purposes of the Canada-U.S. Treaty that owns at least 10% of our issued and outstanding voting shares at the time the dividend is paid or deemed to be paid. In addition, under the Canada United States Income Tax Convention (1980) as amended (the “Canada-U.S. Treaty”), dividends may be exempt from Canadian withholding tax if paid to certain U.S. Holders that are qualifying religious, scientific, literary, educational or charitable tax-exempt organizations and qualifying trusts, companies, organizations or other arrangements operated exclusively to administer or provide pension, retirement or employee benefits that are exempt from tax in the U.S. and that have complied with specific administrative procedures.

Disposition of Subordinate Voting Shares

A Non-Canadian Holder will not be subject to tax under the Tax Act in respect of a capital gain realized upon the disposition of Subordinate Voting shares unless the Subordinate Voting shares are “taxable Canadian property” (as defined in the Tax Act) to the Non-Canadian Holder, and the gain is not otherwise exempt from tax in Canada pursuant to the terms of an applicable tax treaty. Provided the Subordinate Voting shares are listed on a designated stock exchange (which currently includes the Toronto Stock Exchange (“TSX”)) at the time of disposition, the Subordinate Voting shares generally will not constitute taxable Canadian property to a Non- Canadian Holder unless at any time during the 60 months immediately preceding the disposition, (i) (a) the Non-Canadian Holder, (b) persons with whom the Non-Canadian Holder does not deal at arm’s length, and (c) partnerships in which the Non-Canadian Holder or persons referred to in (b) hold a membership interest directly or indirectly through one or more partnerships, individually or collectively owned at least 25% of the issued shares of any class or series of our capital stock and (ii) more than 50% of the fair market value of the Subordinate Voting stock of the Company was derived directly or indirectly from one or any combination of real or immoveable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act) or an option, interest or right in such property, whether or not such property exists. For a U.S. Holder, even if the Subordinate Voting shares are taxable Canadian property, no Canadian taxes will generally be payable on a capital gain realized on the disposition of the Subordinate Voting shares unless the value of the Subordinate Voting shares is derived principally from real property situated in Canada.

In the event the Subordinate Voting shares are (or are deemed to be) taxable Canadian property to a Non-Canadian Holder and a capital gain realized on the disposition of such Subordinate Voting shares is not exempt from tax under the Tax Act by virtue of the terms of an applicable tax treaty, such Non-Resident Holder will realize a capital gain (or capital loss) generally in the circumstances and computed in the manner described above under “Certain Canadian Federal Income Tax Considerations for Canadian Holders—Disposition of Subordinate Voting Shares”. A Non-Canadian Holder whose Subordinate Voting shares are taxable Canadian property may be required to file a Canadian income tax return reporting the disposition of such Subordinate Voting shares. Non-Canadian Holders whose Subordinate Voting shares are taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances.

Eligibility for Investment

Based on the current provisions of the Tax Act and the regulations (the “Regulations”) thereunder, provided that the Company’s Subordinate Voting stock is listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the Toronto Stock Exchange), on the closing date, Subordinate Voting stock acquired under this prospectus will be on that date a “qualified investment” under the Tax Act and the Regulations for a trust governed by a “registered retirement savings plan” (“RRSP”), a “registered retirement income fund” (“RRIF”), a “tax-free savings account” (“TFSA”), a “registered education savings plan”, a “deferred profit sharing plan” or a “registered disability savings plan” (as those terms are defined in the Tax Act).

Notwithstanding that a Subordinate Voting share may be a qualified investment for a TFSA, RRSP or RRIF (a “Registered Plan”), if the Subordinate Voting share is a “prohibited investment” within the meaning of the Tax Act for a Registered Plan, the holder or annuitant of the Registered Plan, as the case may be, will be subject to penalty taxes as set out in the Tax Act. A Subordinate Voting share will generally not be a “prohibited investment” for a Registered Plan if the holder or annuitant, as the case may be, (i) deals at arm’s length with the company for the purposes of the Tax Act, and (ii) does not have a “significant interest” (as defined in the Tax Act) in the company. In addition, a Subordinate Voting share will not be a “prohibited investment” if the Subordinate Voting share is “excluded property” as defined in the Tax Act for a Registered Plan.

Purchasers of the Subordinate Voting shares should consult their own tax advisers with respect to whether Subordinate Voting shares would be prohibited investments having regard to their particular circumstances.

Certain United States Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of our Subordinate Voting shares. Except where noted, this summary deals only with Subordinate Voting stock that is held as a capital asset by a U.S. Holder.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of our Subordinate Voting shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Subordinate Voting shares. In addition, taxes other than federal income taxes, such as foreign (in addition to Canadian as discussed above in “Certain Canadian Federal Income Tax Consequences”), state and local taxes, and federal estate and gift taxes, may affect U.S. Holder’s acquisition, ownership and disposition of our Subordinate Voting shares.

This summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult, and must rely upon, its own tax advisor regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of our Subordinate Voting shares with specific reference to its own tax situation.

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

For purposes of this summary, a “U.S. Holder” is a beneficial owner of our Subordinate Voting shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S., any state in the U.S., or the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Subordinate Voting shares other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of our Subordinate Voting shares by non-U.S. Holders. Accordingly, a non-U.S. Holder should consult, and must rely upon, its own tax advisor regarding the U.S. federal income, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any income tax treaties) of the acquisition, ownership, and disposition of our Subordinate Voting shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary is general and does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of our Subordinate Voting shares by U.S. Holders that are subject to special provisions under the Code, including, but not limited to:

●	Tax consequences to holders of Subordinate Voting hares that are tax-exempt organizations, or qualified retirement plans, individual retirement accounts or other tax-deferred accounts;

●	Tax consequences to holders of Subordinate Voting shares that are dealers in securities or currencies or holders that are traders in securities that elect to apply a mark-to-market accounting method, financial institutions, insurance companies, real estate investment trusts, or regulated investment companies;

●	Tax consequences to holders of Subordinate Voting shares that have a “functional currency” other than the U.S. dollar;

●	Tax consequences to holders of Subordinate Voting shares that are liable for the alternative minimum tax under the Code;

●	Tax consequences to persons holding the Subordinate Voting shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position;

●	Holders that acquired our Subordinate Voting shares in connection with the exercise of employee stock options or otherwise as compensation for services;

●	Tax consequences to holders of Subordinate Voting shares that are held other than as a capital asset within the meaning of Section 1221 of the Code; or

●	Holders of Subordinate Voting shares that own (directly, indirectly, or constructively) 10 percent or more of the total combined voting power of all classes of our shares entitled to vote.

U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult, and must rely upon, their own tax advisors regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of our Subordinate Voting shares.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds our Subordinate Voting shares, the U.S. federal income tax consequences of the acquisition, ownership, and disposition of our Subordinate Voting shares to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners. Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult, and must rely upon, their own tax advisors regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of our Subordinate Voting shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of our Subordinate Voting shares. Each U.S. Holder should consult, and must rely upon, its own tax advisor regarding the U.S. state and local, U.S. federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of our Subordinate Voting shares. (See, however, “Certain Canadian Federal Income Tax Consequences).

If you are considering the purchase of the Subordinate Voting shares, you should consult, and must rely upon, your own tax advisors concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of the Subordinate Voting shares, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Subordinate Voting Shares Distributions on Subordinate Voting Shares

General Taxation of Distributions

Subject to the “passive foreign investment company”, or PFIC, rules discussed below, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to our Subordinate Voting shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of our current or accumulated “earnings and profits.” To the extent that a distribution exceeds our current and accumulated “earnings and profits,” such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Subordinate Voting shares and, (b) thereafter, as gain from the sale or exchange of such Subordinate Voting shares. (See “Disposition of Subordinate Voting shares” below). Dividends received on the Subordinate Voting shares generally will not be eligible for the “dividends received deduction”.

Reduced Tax Rates for Certain Dividends

A dividend paid by us generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) we are a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Subordinate Voting shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date.”

We generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a QFC) if (a) we were incorporated in a possession of the U.S., (b) we are eligible for the benefits of the Treaty, or (c) the Subordinate Voting shares are readily tradable on an established securities market in the U.S. However, even if we satisfy one or more of such requirements, we will not be treated as a QFC if we are a PFIC for the taxable year during which we pay a dividend or for the preceding taxable year.

As discussed herein, we believe that we were a PFIC for previous taxable years, expect that we will be a PFIC for the current taxable year and may be a PFIC in subsequent taxable years. (See “Passive Foreign Investment Company” below). Accordingly, we do not expect to be a QFC for the current taxable year and may not be a QFC in subsequent taxable years.

Distributions Paid in Foreign Currency

The amount of a distribution received on the Subordinate Voting shares in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt. A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

Disposition of Subordinate Voting Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of our Subordinate Voting shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s adjusted tax basis in the Subordinate Voting shares sold or otherwise disposed of. Subject to the PFIC rules discussed below, any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Subordinate Voting shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. Deductions for capital losses are subject to significant limitations under the Code.

Foreign Tax Deduction or Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends received on our Subordinate Voting shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a taxable year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income (including “passive income,” “general income,” and certain other categories of income). Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Subordinate Voting shares and foreign currency gains generally will be treated as “U.S. source” for purposes of applying the foreign tax credit rules.

Dividends received on the Subordinate Voting shares generally will be treated as “foreign source” and generally will be categorized as “passive income” or, in the case of certain U.S. Holders, “general income” for purposes of applying the foreign tax credit rules. The foreign tax credit rules are complex, and each U.S. Holder should consult, and must rely upon, its own tax advisor regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Generally, information reporting requirements will apply to all payments made within the United States or by a U.S. payor or U.S. middleman, of dividends on, or proceeds arising from the sale or other taxable disposition of our Subordinate Voting shares, unless you are an exempt recipient, such as a corporation. Additionally, if you fail to provide your taxpayer identification number, or in the case of dividend payments, fail either to report in full dividend income or to make certain certifications, you may be subject to backup withholding at the rate of 28 percent.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished to the IRS. Each U.S. Holder should consult with and rely upon its own tax advisor regarding the information reporting and backup withholding tax rules.

Medicare Tax

For taxable years beginning after December 31, 2012, a U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax (the “Medicare Tax”) on the lesser of (a) the U.S. Holder’s “net investment income” in the case of individuals, and the “undistributed net investment income” in the case of estates and trusts, for the relevant taxable year, and (b) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A U.S. Holder’s net investment income will generally include its income from dividends, interest, rents, royalties and annuities and its net gains from the disposition of the Subordinate Voting stock, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). See the discussion below under “Passive Foreign Investment Company” regarding application of Medicare Tax to PFICs. If you are a U.S. Holder that is an individual, estate or trust, you should consult with, and must rely upon, your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in our Subordinate Voting stock.

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

Default PFIC Rules Under Section 1291 of the Code

If we are a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Subordinate Voting shares will depend on whether such U.S. Holder makes an election to treat us as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a QEF Election) or a mark-to-market election under Section 1296 of the Code (a Mark-to-Market Election). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Subordinate Voting shares, and (b) any excess distribution received on the Subordinate Voting shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current taxable year) exceeds 125 percent of the average of actual distributions received during the three preceding taxable years (or during a U.S. Holder’s holding period for the Subordinate Voting shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of our Subordinate Voting shares, and any excess distribution received on our Subordinate Voting shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for such Subordinate Voting shares. The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for the Subordinate Voting shares (other than years prior to our first taxable year beginning after December 31, 1986 for which we were not a PFIC) will be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such prior year. A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year. Such a Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible. The amount of any such gain or excess distribution allocated to the current year of such Non-Electing U.S. Holder’s holding period for the Subordinate Voting shares will be treated as ordinary income in the current year, and no interest charge will be incurred with respect to the resulting tax liability for the current year. In addition, dividend distributions made to a U.S. Holder will not qualify for preferential rates of taxation, as discussed above under “Reduced Tax Rates for Certain Dividends.”

If we are a PFIC for any taxable year during which a Non-Electing U.S. Holder holds our Subordinate Voting shares, we will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether we cease to be a PFIC in one or more subsequent taxable years (“Once a PFIC, Always a PFIC Rule”). A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Subordinate Voting shares were sold for their fair market value on the last day of the last taxable year for which we were a PFIC (“Deemed Sale Election”). If we continue to be a PFIC following a Deemed Sale Election, in order to make the Deemed Sale Election, the Non-Electing Shareholder must also make a QEF Election (discussed below).

Finally, if we are a PFIC and own shares of another foreign corporation that also is a PFIC, under certain indirect ownership rules, a disposition by us of the shares of such other foreign corporation or a distribution received by us from such other foreign corporation generally will be treated as an indirect disposition by a U.S. Holder or an indirect distribution received by a U.S. Holder, subject to the rules of Section 1291 of the Code discussed above. To the extent that gain recognized on the actual disposition by a U.S. Holder of our Subordinate Voting shares or income recognized by a U.S. Holder on an actual distribution received on our Subordinate Voting shares was previously subject to U.S. federal income tax under these indirect ownership rules, such amount generally should not be subject to U.S. federal income tax.

QEF Election

A U.S. Holder that makes a timely QEF Election generally will not be subject to the rules of Section 1291 of the Code as discussed above. A U.S. Holder that makes a timely QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of our Subordinate Voting shares. Furthermore, for each taxable year in which we are a PFIC, an electing U.S. Holder will recognize, for U.S. federal income tax purposes, such U.S. Holder’s pro rata share of (a) our net capital gain, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and our ordinary earnings, which will be taxed as ordinary income to such U.S. Holder. Accordingly, an electing U.S. Holder would not have any income inclusions as a result of the QEF Election so long as we do not generate any net income. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will include such U.S. Holder’s pro rata share of our net capital gain and ordinary earnings for each taxable year in which we are a PFIC, even though such amounts may not be distributed to such U.S. Holder by us. A U.S. Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely QEF Election generally (a) may receive a tax-free distribution from us to the extent that such distribution represents our “earnings and profits” that were previously included in income by the U.S. Holder because of such QEF Election, and (b) will adjust such U.S. Holder’s tax basis in our Subordinate Voting shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. A QEF Election generally will be “timely” if it is made for the first year in a U.S. Holder’s holding period for our Subordinate Voting shares in which we are a PFIC. In this case, a U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents with such U.S. Holder’s U.S. federal income tax return for such first year.

If we were a PFIC in a prior year in a U.S. Holder’s holding period for the Subordinate Voting shares and we continue to be a PFIC, then in order to purge the taint of the Once a PFIC, Always a PFIC Rule, such U.S. Holder must make a QEF Election and a Deemed Sale Election (discussed above). A Deemed Sale Election in this circumstance will require the U.S. Holder to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if the Subordinate Voting shares were sold on the qualification date for an amount equal to the fair market value of the Subordinate Voting shares on the qualification date. The “qualification date” is the first day of the first taxable year in which we were a QEF with respect to such U.S. Holder. Technically, a QEF Election can be made for any taxable year, regardless of the prior PFIC status of a foreign corporation. However, if the QEF Election is not made for first year of the U.S. Holder’s holding period, and no Deemed Sale Election is made, both the QEF rules and the excess distribution rules of Section 1291 (discussed above) apply simultaneously because the PFIC taint remains. Thus, if we cease to be a PFC, QEF inclusions continue to be required, earnings from post-PFIC years continue to be tainted, distributions during post-PFIC years are subject to the excess distribution rules (to the extent not previously taxed under the QEF rules), and gain on disposition is treated as an excess distribution. Finally, under very limited circumstances, a U.S. Holder may make a retroactive QEF Election if such U.S. Holder failed to file the QEF Election documents in a timely manner.

A QEF Election will apply to the taxable year for which such QEF Election is made and to all subsequent taxable years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent taxable year, we cease to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those taxable years in which we are not a PFIC. Accordingly, if we become a PFIC in another subsequent taxable year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any such subsequent taxable year in which we qualify as a PFIC. In addition, the QEF Election will remain in effect (although it will not be applicable) with respect to a U.S. Holder even after such U.S. Holder disposes of all of such U.S. Holder’s direct and indirect interest in our Subordinate Voting shares. Accordingly, if such U.S. Holder reacquires an interest in our Subordinate Voting stock, such U.S. Holder will be subject to the QEF rules described above for each taxable year in which we were a PFIC.

In the event we are a PFIC, we will satisfy record keeping requirements that apply to a QEF and supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if our Subordinate Voting shares are marketable stock. Our Subordinate Voting shares generally will be “marketable stock” if the Subordinate Voting shares are regularly traded on a qualified exchange or other market. For this purpose, a “qualified exchange or other market” includes (a) a national securities exchange that is registered with the U.S. Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, surveillance, and other requirements designed to prevent fraudulent and manipulative acts and practices, remove impediments to and perfect the mechanism of a free, open, fair, and orderly market, and protect investors (and the laws of the country in which the foreign exchange is located and the rules of the foreign exchange ensure that such requirements are actually enforced), and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If the Subordinate Voting shares are traded on such a qualified exchange or other market, the Subordinate Voting shares generally will be “regularly traded” for any calendar year during which the Subordinate Voting shares are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A Mark-to-Market Election applies to the taxable year in which such Mark-to-Market Election is made and to each subsequent taxable year, unless our Subordinate Voting shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult, and must rely upon, its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, if a U.S. Holder makes a Mark-to-Market Election after the beginning of such U.S. Holder’s holding period for the Subordinate Voting shares and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, our Subordinate Voting shares. A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each taxable year in which we are a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Subordinate Voting shares as of the close of such taxable year over (b) such U.S. Holder’s adjusted tax basis in such Subordinate Voting shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the lesser of (a) the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the Subordinate Voting shares over (ii) the fair market value of such Subordinate Voting shares as of the close of such taxable year or (b) the excess, if any, of (i) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (ii) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years.

A U.S. Holder that makes a Mark-to-Market Election generally will adjust such U.S. Holder’s tax basis in the Subordinate Voting shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of our Subordinate Voting shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years).

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

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Subordinate Voting shares.

F.	Dividends and Paying Agents

We have not paid any dividends on our outstanding Subordinate Voting shares to date. Holders of our Subordinate Voting shares will be entitled to receive dividends, if, as and when declared by our Board out of profits, capital or otherwise. There are no restrictions that could prevent us from paying dividends on our Subordinate Voting shares except that we may not pay dividends if that payment would render us insolvent.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to the informational requirements of the Exchange Act. You may read and copy any of our reports and other information we file with the SEC and obtain copies upon payment of any prescribed fees from the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. In addition, the SEC maintains a website that contains reports and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

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

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2024, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are not effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure. In particular, we identified material weaknesses in internal control over financial reporting, as discussed below.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2024 based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on that assessment, our management concluded that our internal control over financial reporting was not effective as of December 31, 2024 due to ineffective controls over the following reporting areas to be material weaknesses:

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

(d) Changes in Internal Control over Financial Reporting

There has been no change in the Company’s internal control over financial reporting during the year ended December 31, 2024 that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting. Management will continue to monitor and evaluate the effectiveness of our internal controls and procedures over financial reporting on an ongoing basis and are committed to taking further action and implementing additional improvements as necessary.

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

The Company has adopted home country practice as permitted by Nasdaq rules and is therefore not required to adopt a code of ethics. However, the Company adopted a code of ethics in 2022.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Reliant CPA PC (“Reliant”) has served as our principal independent registered public accounting firm for the years ended December 31, 2024 and 2023.

The following table provides information regarding fees paid or to be paid by us to Reliant.

	Year Ended December 31,
(Canadian Dollars)	2024	2023
Audit fees (1)	183,377	81,288
Audit-related fees (2)	37,283	40,066
Tax fees (3)	-	-
All other fees	-	20,141
Total	220,660	141,495

(1)	Audit fees consist of professional services provided in connection with the audit of our annual financial statements.

(2)	Audit-related fees consist of services in connection with our initial public offering.

(3)	Tax fees consist of fees for professional services for tax compliance, tax advice, and tax audits.

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

The Company’s external auditor is Reliant CPA PC, who have prepared an independent auditor’s report dated March 31, 2025, in respect of the Company’s consolidated financial statements with accompanying notes for the years ended December 31, 2024, 2023 and 2022.

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

Accordingly, we have elected to follow, among others, the provisions, rather than the Nasdaq Rules, with respect to the following requirements:

●	Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the Nasdaq Rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

●	Quorum. While the Nasdaq Rules require that the quorum for purposes of any meeting of the holders of a listed Company’s Subordinate Voting voting stock, as specified in the Company’s bylaws, be no less than 33 1/3% of the Company’s outstanding issued and outstanding share capital, under Canadian law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our amended and restated articles of association provides that a quorum of shareholders holding at least 5% of the issued shares entitled to be voted at the meeting.

●	Code of Conduct. Nasdaq Rules require that the Company adopt a code of conduct applicable to all directors, officers and employees. Canadian law has no such requirement. The Company has adopted a code of conduct in the fiscal year 2022.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

The Company does not have an insider trading policy as such policy is not required under Canadian law.

ITEM 16K.	CYBERSECURITY

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

PART III

ITEM 17	FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18	FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this Annual Report beginning on page F-1.

ITEM 19	EXHIBITS

The following exhibits are included in the Annual Report on Form 20-F:

EXHIBIT INDEX

Exhibit Number	Exhibit Description

1.1	Form of Underwriting Agreement (1)

2.1	Certificate of Amalgamation (2)

2.2	Business Combination Agreement (2)

2.3	First Amendment to Business Combination Agreement (2)

2.4	Second Amendment to Business Combination Agreement (2)

3.1	Notice of Articles of the Company (2)

3.2	Amended and Restated Articles of the Company (3)

4.1	Form of March 2024 Series A Warrant (1)

4.2	Form of March 2024 Series B Warrant (1)

4.3	Form of March 2024 Pre-funded Warrant (1)

4.4	Form of Series A Warrant to Purchase Common Shares (8)

4.5	Form of Series B Warrant to Purchase Common Shares (8)

4.6	Form of PIPE Pre-funded Warrant to Purchase Common Shares (8)

10.5	Lease dated May 1, 2020, between Dalia Bzizinsky and Cannasoft Pharma Ltd. (2)

10.6	Trust Declaration dated as of October 1, 2020 (2)

10.8	Escrow Agreement dated March 29, 2021 among the Company, Computershare Investor Services and certain stockholders (2)

10.10	Stock Option Plan (7)

10.12	Share Purchase Agreement dated September 18, 2022, by and between the Company and Carmel Zigdon (4)

10.13	Shareholders Rights Plan dated January 24, 2024, by and between the Company and Computershare Investor Services Inc. (6)

10.14	Form of Exchange Agreement (8)

10.15	Form of Securities Purchase Agreement (8)

10.16	Form of Registration Rights Agreement (8)

10.17	Form of Placement Agent Agreement (8)

16.1	Letter from Dale Matheson Carr -Hilton Labonte LLP (2)

16.2	Letter from BF Borgers CPA PC (5)

16.3	Letter from Reliant CPA PC (5)

99.1	Authorization for Dealing in Controlled Substances Issued by the Ministry of Health dated October 12, 2020 (2)

99.2	Cultivation Farm license (7)

99.3	License to deal with a Controlled Substance without Contact Issued by the Ministry of Health, Israeli Medical Cannabis Agency dated February 5, 2023 (4)

(1)	Incorporated by reference to the Company’s Amendment No. 1 to its Registration Statement on Form F-1 filed on March 7, 2024
(2)	Incorporated by reference to the Company’s Form 20-F/A filed on July 1, 2024.
(3)	Incorporated by reference to the Company’s Form 6-K filed on February 12, 2024
(4)	Incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 27, 2023
(5)	Incorporated by reference to the Company’s Form 6-K filed on January 17, 2023
(6)	Incorporated by reference to the Company’s Form 6-K filed on January 24, 2024
(7)	Incorporated by reference to the Company’s Registration Statement on Form F-1 filed on February 28, 2024
(8)	Incorporated by reference to the Company’s Form 6-K filed on February 28, 2025

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

FEMTO TECHNOLOGIES INC.

By:	/s/ Yftah Ben Yaackov
Name:	Yftah Ben Yaackov
Title:	Chief Executive Officer

Date: March 31, 2025

76

77

FEMTO TECHNLOGIES INC. (FORMERLY BYND CANNASOFT ENTERPRISES INC.)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2024 and 2023

(EXPRESSED IN CANADIAN DOLLARS)

F-1

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Femto Technologies Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Femto Technologies Inc. (the “Company”), as of December 31, 2024 and 2023, the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2024, and related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

/s/ Reliant CPA PC

Reliant CPA PC

Served as Auditor since 2023

Newport Beach, CA

March 31, 2025

FEMTO TECHNOLOGIES INC. (FORMERLY BYND CANNASOFT ENTERPRISES INC.)

Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

As at	Notes	December 31, 2024	December 31, 2023
Assets
Cash		$4,617,034	$3,113,934
Accounts receivable	5	315,714	189,434
Prepaid expenses		41,093	25,372
Total Current Assets		4,973,841	3,328,740
Intangible assets	6	25,262,767	33,463,103
Property and equipment	7	4,459	9,525
Total Assets		$30,241,067	$36,801,368
Trade payables and accrued liabilities	8	$401,938	$258,515
Related Parties	9	233,691	450,048
Deferred revenue	17	140,088	131,794
Enhanced voting preference shares	12	35,608	-
Long term loan – current portion	11	40,769	46,680
Total Current Liabilities		852,094	887,037
Long term loan	11	-	38,427
Derivative warrants liabilities	10	24,517,927	958,146
Derivative for settlement agreement	14	378,817	-
Liabilities for employee benefits	13	100,430	91,533
Total Liabilities		$25,849,268	$1,975,143
Shareholders’ Equity
Share capital	15	$76,391,417	$59,367,042
Shares to be issued		-	53,567
Share-based payment reserve		1,043,586	711,267
Translation differences reserve		(164,312)	(7,246
Capital reserve for re-measurement of defined benefit plan	13	23,534	13,764
Accumulated Deficit		(72,902,426)	(25,312,169)
Total Shareholders’ equity		$4,391,799	$34,826,225
Total Liabilities and Shareholders’ Equity		$30,241,067	$36,801,368

Nature of operations and going concern (Note 1)

Subsequent events (Note 21)

These financial statements were approved for issue by the Board of Directors on March 31, 2025 and signed on its behalf by:

“Yftah Ben Yaackov”	“Gabi Kabazo”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

FEMTO TECHNOLOGIES INC. (FORMERLY BYND CANNASOFT ENTERPRISES INC.)

Consolidated Statements of Loss and Comprehensive Loss

For the Years Ended on December 31, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

For the year ended December 31	Notes	2024	2023	2022

Revenue	17	$998,839	$1,076,861	$1,123,072
Cost of revenue	7, 18	(848,137)	(678,305)	(506,500)
Gross profit		150,702	398,556	616,572
Consulting and marketing		1,094,957	1,387,628	8,190
Research and Development		2,582,601	836,833	-
Depreciation and Amortization	6, 7	4,187	93,354	30,702
General and administrative expenses		1,992,163	1,254,088	821,673
Settlement agreement expenses	14	854,984	-	-
Share-based compensation		3,709,278	343,253	279,536
Professional fees		966,718	1,739,430	1,220,746
		(11,204,888)	(5,654,586)	(2,360,847)

Loss before other income (expense)		(11,054,186)	(5,256,030)	(1,744,275)
Other income (expense)
Finance income (expenses), net		170,433	314	(14,451)
Foreign exchange gain (loss)		431,240	(76,469)	100,322
Gain (loss) from warrants revaluation		(28,866,166)	7,704	-
Gain (loss) from settlement agreement revaluation		(69,955)	-	-
Impairments		(8,200,336)	(13,142,481)	-
Other income (expense)		(36,534,784)	(13,210,932)	85,871

Loss before tax		(47,588,970)	(18,466,962)	(1,658,404)
Tax expense	20	(1,287)	(28,159)	(6,280)
Loss for the year		$(47,590,257)	$(18,495,121)	$(1,664,684)

Other comprehensive income (loss)
Exchange differences on translation		(157,066)	(22,992)	(11,709)
Remeasurement of a defined benefit plan, net		9,770	485	3,835
Other comprehensive income (loss) for the year		(147,296)	(22,507)	(7,874)
Total comprehensive loss		$(47,737,553)	$(18,517,628)	$(1,672,558)

Loss per share – basic and diluted*		$(101.31)	$(1,550.40)	$(167.96)
Weighted average number of shares outstanding – basic and diluted*		469,733	12,003	9,866

*	Adjusted to reflect one (1) for one hundred ninety (190) reverse stock split in March 2024 and a one (1) for seventeen (17) reverse stock split in August 2024 (see Note 1)

The accompanying notes are an integral part of these consolidated financial statements.

FEMTO TECHNOLOGIES INC. (FORMERLY BYND CANNASOFT ENTERPRISES INC.)

Consolidated Statements of Shareholders’ Equity*

For the Years Ended on December 31, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

	Number of shares*	Share capital	Shares to be issued	Share purchase warrants reserve	Translation differences reserve	Share-based payment reserve	Capital reserve for re-measurement of defined benefit plan	Accumulated Deficit	Total Shareholders’ Equity
Balance at January 1, 2022	9,127	$10,843,471	$81,967	$639,879	$27,455	$550,517	$9,444	$(5,152,364)	$7,000,369
Proceeds for shares issued from exercise of stock options	89	371,780	-	-	-	(133,980)	-	-	237,800
Shares issued for acquisition of Zigi Carmel Initiatives and Investments Ltd. (“ZC”)	2,452	42,768,000	-	-	-	-	-	-	42,768,000
Shares issued for services	4	83,752	-	-	-	-	-	-	83,752
Share-based payments	-	-	-	-	-	153,909	-	-	153,909
Shares to be issued for services	-	-	41,875	-	-	-	-	-	41,875
Proceeds for shares issued	57	739,519	(81,967)	-	-	-	-	-	657,552
Loss for the year	-	-	-	-	-	-	-	(1,664,684)	(1,664,684)
Other comprehensive loss for the year	-	-	-	-	(11,709)	-	3,835	-	(7,874)
Balance at December 31, 2022	11,729	$54,806,522	$41,875	$639,879	$15,746	$570,446	$13,279	$(6,817,048)	$49,270,699
Shares issued for cash, net	1,430	3,729,901	-	-	-	-	-	-	3,729,901
Shares issued for services	15	190,740	(41,875)	-	-	-	-	-	148,865
Share-based payments	-	-	-	-	-	140,821	-	-	140,821
Shares to be issued for services	-	-	53,567	-	-	-	-	-	53,567
Warrants expired	-	639,879	-	(639,879)	-	-	-	-	-
Loss for the year	-	-	-	-	-	-	-	(18,495,121)	(18,495,121)
Other comprehensive loss for the year	-	-	-	-	(22,992)	-	485	-	(22,507)
Balance at December 31, 2023	13,174	$59,367,042	$53,567	$-	$(7,246)	$711,267	$13,764	$(25,312,169)	$34,826,225
Share-based payments	-	-	-	-	-	332,319	-	-	332,319
Shares issued for services	151,186	3,430,526	(53,567)	-	-	-	-	-	3,376,959
Shares, pre-funded warrants and warrants issued for cash, net	51,573	7,966,357	-	-	-	-	-	-	7,966,357
Shares issued for cashless exercise of warrants	412,965	12,442,032	-	-	-	-	-	-	12,442,032
Allocation to derivative warrants liabilities	-	(7,360,662)	-	-	-	-	-	-	(7,360,662)
Shares issued pursuant to a Settlement agreement	26,471	546,122	-	-	-	-	-	-	546,122
Loss for the year	-	-	-	-	-	-	-	(47,590,257)	(47,590,257)
Other comprehensive loss for the year	-	-	-	-	(157,066)	-	9,770	-	(147,296)
Balance at December 31, 2024	655,369	$76,391,417	$-	$-	$(164,312)	$1,043,586	$23,534	$(72,902,426)	$4,391,799

*	Adjusted to reflect one (1) for one hundred ninety (190) reverse stock split in March 2024 and a one (1) for seventeen (17) reverse stock split in August 2024 (see Note 1)

The accompanying notes are an integral part of these consolidated financial statements.

FEMTO TECHNOLOGIES INC. (FORMERLY BYND CANNASOFT ENTERPRISES INC.)

Consolidated Statements of Cash Flows

For the Years Ended on December 31, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

For the year ended December 31	2024	2023	2022
Operating activities:
Loss for the year	$(47,590,257)	$(18,495,121)	$(1,664,684)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	5,370	94,852	33,100
Finance expense	4,848	3,333	4,977
Change in benefits to employees	18,667	6,003	2,792
Shares issued pursuant to a settlement agreement	546,122	-	-
Loss from revaluation of settlement agreement	69,955	-	-
Derivative for settlement agreement	308,862	-	-
Loss (gain) from revaluation of warrants	28,866,166	(7,704)	-
Impairments	8,200,336	13,142,481	-
Share-based compensation	3,709,278	343,253	279,536
Foreign exchange (gain) loss	(485,453)	176,409	(106,463)
Changes in operating assets and liabilities:
Accounts receivable	(126,280)	38,370	(30,976)
Trade payables and accrued liabilities	143,423	67,060	10,857
Related parties	(216,357)	450,048	-
Prepaid expenses	(15,721)	800,191	(785,323)
Deferred revenue	8,294	(87,274)	189,022
Net cash used in operating activities	(6,552,747)	(3,468,099)	(2,067,162)
Investing activities:
Purchase of property and equipment	-	(7,703)	(123,172)
Investment in intangible assets	-	(366,325)	(1,886,717)
Disposal of property and equipment	-	-	1,500
Net cash used in investing activities	-	(374,028)	(2,008,389)
Financing activities:
Proceeds from exercise of stock options	-	-	237,800
Proceeds from private placements	-	-	657,552
Proceeds from issuance of enhanced voting preference shares	35,608	-	-
Proceeds from public offering, net	7,741,342	4,695,751	-
Repayment of long term loan	(47,818)	(45,350)	(46,561)
Net cash provided by financing activities	7,729,132	4,650,401	848,791
Net Increase (decrease) in cash	1,176,385	808,274	(3,226,760)
Release of funds from escrow	-	-	2,484,634
Effect of foreign exchange rate changes on cash	326,715	(87,211)	109,647
Cash at beginning of year	3,113,934	2,392,871	3,025,350
Cash at end of year	$4,617,034	$3,113,934	$2,392,871
Supplemental disclosure of cash flow information
Cash paid during the year for interest	$4,848	$5,972	$4,977
Supplemental non-cash information
Shares issued for intangible asset in Zigi Carmel acquisition	$-	$-	$42,768,000

The accompanying notes are an integral part of these consolidated financial statements.

FEMTO TECHNOLOGIES INC. (FORMERLY BYND CANNASOFT ENTERPRISES INC.)

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2024, 2023 and 2022

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 1 – NATURE OF OPERATIONS AND GOING CONCERN

Operations

Femto Technologies Inc. (Formerly known as BYND Cannasoft Enterprises Inc.) (the “Company” or “Femto”) is a Canadian company which was amalgamated under the Business Corporations Act (British Columbia) on March 29, 2021. The Company’s registered address is 2264 East 11th Avenue, Vancouver, BC, V5N 1Z6, Canada.

The Company currently operates only in Israel and through its subsidiaries (i) develops, markets and sells a proprietary client relationship management software known as “Benefit CRM” and its new Cannabis CRM platform, and (ii) is developing the Sensera device (formerly the EZ-G Device), a unique, patent pending device that, combined with proprietary software (provisional application), regulates the flow of low-concentration CBD oils into the soft tissues of the female sexual organs.

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

On September 22, 2022, the Company and the former shareholder of Zigi Carmel Initiatives and Investments Ltd. (“ZC”) entered into a share exchange agreement, whereby the Company would acquire 100% ownership interest in ZC from the former shareholder in exchange for 7,920,000 subordinate voting shares (2,452 subordinate voting shares post reverse splits) of the Company. The share exchange agreement was executed and fully completed on September 22, 2022.

Effective July 22, 2024, the Company changed its name to Femto Technologies Inc.

Reverse stock split

On March 15, 2024, the Company announced a one (1) for one hundred ninety (190) reverse stock split of its outstanding subordinate voting shares that became effective on March 22, 2024.

On August 16, 2024, the Company announced a one (1) for seventeen (17) reverse stock split of its outstanding subordinate voting shares that became effective on August 26, 2024.

All shares, stock options, share purchase warrants, RSU’s and per share information in these consolidated financial statements have been restated to reflect the reverse stock splits on a retroactive basis.

War in Israel

In October 2023, the Iron Swords War (the “War”) broke out in the State of Israel. The prolongation of the War led to a slowdown in business activity in the Israeli economy, inter alia due to the closure of factories in the south and north of the country, damage to infrastructure, recruitment of reserve forces for an unknown period, and therefore, to disruption of economic activity in Israel. The prolongation of the War may have wide-ranging implications for many branches and different geographical areas in the country.

The potential fluctuations in prices of merchandise, foreign currency exchange rates, availability of materials, availability of personnel, local services and access to local resources may affect entities whose main activity is with or in Israel.

Since this is an event beyond the Company’s control and characterized by uncertainty, in particular as to when the War will end, as of the approval date of these consolidated financial statements, the Company is unable to predict the intensity of the impact of the War on the Company’s financial condition and the results of BYND operations.

FEMTO TECHNOLOGIES INC. (FORMERLY BYND CANNASOFT ENTERPRISES INC.)

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2024, 2023 and 2022

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 1 – NATURE OF OPERATIONS AND GOING CONCERN (continued)

Going concern

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. To date, the Company has incurred losses and may incur further losses in the development of its business. During the year ended December 31, 2024, the Company incurred a net loss of $47,590,257 and had an accumulated deficit of $72,902,426 as at December 31, 2024. The Company’s ability to continue its operations and to realize assets at their carrying values is dependent upon its ability to raise financing and generate profits and positive cash flows from operations in order to cover its operating costs. From time to time, the Company generates working capital to fund its operations by raising additional capital through debt financing. However, there is no assurance it will be able to continue to do so in the future. These factors indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern.

These financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and the statement of financial position classifications used, that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

On February 28, 2025, the Company completed the transactions contemplated under a securities purchase agreement (the “Purchase Agreement”) with institutional investors for the purchase and sale of approximately US$17.0 million of subordinate voting shares and pre-funded and investor warrants at a price of US$4.17 per subordinate voting unit.

The Company also has the ability to defer certain costs, especially those related to research and development, to match financing inflows. The Company believes that its currently available cash on hand, including additional financing described above, will be sufficient to meet its planned expenditures, alleviate the substantial doubt as to the Company’s ability to continue as a going concern, and to meet the Company’s obligations for at least the one-year period following its date of consolidated financial statements.

NOTE 2 – BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

a.	Basis of presentation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Issues Committee (“IFRIC”). The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all years presented, unless otherwise stated.

These financial statements have been prepared on a historical cost basis, modified where applicable. In addition, these financial statements have been prepared using the accrual basis of accounting except for cash flow information. They were authorized for issue by the Company’s board of directors on March 31, 2025.

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

FEMTO TECHNOLOGIES INC. (FORMERLY BYND CANNASOFT ENTERPRISES INC.)

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2024, 2023 and 2022

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 2 – BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS (continued)

c.	New Accounting Standards

Standards, interpretations and amendments to standards and interpretations in the reporting period not yet effective and not yet applied:

● In April 2024, the International Accounting Standards Board issued IFRS 18, Presentation and Disclosure in the Financial Statements, which sets out the overall requirements for presentation and disclosures in the financial statements. The new standard will replace IAS 1, Presentation of Financial Statements. Although much of the substance of IAS 1, Presentation of Financial Statements, will carry over into the new standard, the new standard incrementally will:

With a view to improving comparability amongst entities, require presentation in the statement of operations of a subtotal for operating profit and a subtotal for profit before financing and income taxes (both subtotals as defined in the new standard);

Require disclosure and reconciliation, within a single financial statement note, of management-defined performance measures that are used in public communications to share management’s views of various aspects of an entity’s performance, and which are derived from the statements of income and other comprehensive income;

Enhance the requirements for aggregation and disaggregation of financial statement amounts; and

Require limited changes to the statement of cash flows, including elimination of options for the classification of interest and dividend cash flows.

The new standard is effective for annual reporting periods beginning on or after January 1, 2027, with earlier adoption permitted. We are currently assessing the impacts of the new standard; while there will be shifts of where a number of our management-defined performance measures are disclosed and reconciled (primarily a shift from management’s discussion and analysis to the financial statements) and where certain cash flows will be categorized in our statements of cash flows (primarily a shift of interest paid from operating activities to financing activities), we do not expect that the totality of our financial disclosure will be materially affected by the application of the new standard.

● In May 2024, the International Accounting Standards Board issued Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7). The narrow-scope amendments are to address diversity in accounting practice in respect of the classification of financial assets with environmental, social and corporate governance and similar features; and to clarify the date on which a financial asset or financial liability is derecognized when using electronic payment systems. The new standard is effective for annual reporting periods beginning on or after January 1, 2026, with earlier adoption permitted. We are currently assessing the impacts of the new standard but do not expect to be materially affected by the application of the amendments.

d.	Functional and presentation currency

The financial statements are presented in Canadian dollars. The functional currency of the Company is Canadian dollars and the functional currency of BYND, Zigi Carmel and B.Y.B.Y. is the New Israeli Shekel (“NIS”).

e.	Basis of Measurement

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

f.	Significant estimates and assumptions

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

Estimating the fair value of share-based payment transactions

The Company utilizes a Black-Scholes model, or where appropriate, a Monte-Carlo Simulation to estimate the fair value of its share-based payments. In applying these models, management must estimate the expected future volatility of the Company’s estimated share price and makes such assumptions based on a proxy of publicly listed entities under an expectation that historical volatility is representative of the expected future volatility. Additionally, estimates have been made by management, in respect of the performance warrants, regarding the length of the vesting period as well as the number of performance warrants that are likely to vest.

Estimating the fair value of financial instruments

When the Company recognizes a financial instrument, where there is no active market for such an instrument, the Company utilizes alternative valuation methods. The Company utilizes inputs from observable markets to the extent that an appropriate market can be identified, but when there is a lack of such a market, the Company applies judgment to determine a fair value. Such judgments require those such as risk and volatility, of which changes in such assumptions may impact the fair value of the financial instrument.

FEMTO TECHNOLOGIES INC. (FORMERLY BYND CANNASOFT ENTERPRISES INC.)

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2024, 2023 and 2022

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 2 – BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS (continued)

f.	Significant estimates and assumptions (continued)

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

Impairment of Non-Financials Assets

The Company performs impairment tests on its long-lived assets, including property and equipment when new events or circumstances occur, or when new information becomes available relating to their recoverability. When the recoverable amount of each separately identifiable asset or cash generating unit (“CGU”) is less than its carrying value, the asset or CGU’s assets are written down to their recoverable amount with the impairment loss charged against profit or loss. A reversal of the impairment loss in a subsequent period will be charged against profit or loss if there is a significant reversal of the circumstances that caused the original impairment. The impairment will be reversed up to the amount of depreciated carrying value that would have otherwise occurred if the impairment loss had not occurred.

The CGU’s recoverable amount is evaluated using fair value less costs to sell calculations. In calculating the recoverable amount, the Company utilizes discounted cash flow techniques to determine fair value when it is not possible to determine fair value from active markets or a written offer to purchase. Management calculates the discounted cash flows based upon its best estimate of a number of economic, operating, engineering, environmental, political and social assumptions. Any changes in the assumptions due to changing circumstances may affect the calculation of the recoverable amount. There was no impairment recognized in the consolidated financial statements for the years ended December 31, 2024, 2023 and 2022.

Convertible debt

The Company evaluates at initial recognition of a convertible debt the different components and features of the hybrid instruments and determines whether these elements are equity instruments or embedded derivatives which require bifurcation. In subsequent periods, the liability component is accounted for using (i) the fair value method, or (ii) the effective interest method, based on the expected maturity of the debt. The equity component is not remeasured, while embedded derivatives unless closely related to the host instruments, are recorded at fair value through the Consolidated Statement of Operations unless the convertible debt falls under FVTPL.

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

FEMTO TECHNOLOGIES INC. (FORMERLY BYND CANNASOFT ENTERPRISES INC.)

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2024, 2023 and 2022

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

FEMTO TECHNOLOGIES INC. (FORMERLY BYND CANNASOFT ENTERPRISES INC.)

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2024, 2023 and 2022

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

FEMTO TECHNOLOGIES INC. (FORMERLY BYND CANNASOFT ENTERPRISES INC.)

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2024, 2023 and 2022

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

FEMTO TECHNOLOGIES INC. (FORMERLY BYND CANNASOFT ENTERPRISES INC.)

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2024, 2023 and 2022

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (continued)

Post-employment benefits

The group’s post-employment benefits include severance pay obligation. The plans are usually funded by deposits transferred into pension funds and managers’ insurance plans and are classified as defined benefit plans.

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

FEMTO TECHNOLOGIES INC. (FORMERLY BYND CANNASOFT ENTERPRISES INC.)

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2024, 2023 and 2022

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

FEMTO TECHNOLOGIES INC. (FORMERLY BYND CANNASOFT ENTERPRISES INC.)

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2024, 2023 and 2022

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (continued)

g. Research and Development

Expenditure on research activities, undertaken with the prospect of gaining new technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized includes the cost of materials, direct labor, overhead costs that are directly attributable to preparing the asset for its intended use and borrowing costs on qualifying assets. Other development expenditures are recognized in profit or loss as incurred.

h. Leases

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

FEMTO TECHNOLOGIES INC. (FORMERLY BYND CANNASOFT ENTERPRISES INC.)

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2024, 2023 and 2022

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (continued)

i. Deferred taxes

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

j. Estimating the incremental borrowing rate on leases

The Company cannot readily determine the interest rate implicit in leases where it is the lessee. As such, it uses its incremental borrowing rate (“IBR”) to measure lease liabilities. The IBR is the rate of interest that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of comparable value to the right-of-use asset in a similar economic environment. IBR therefore reflects what the Company “would have to pay”, which requires estimation when no observable rates are available or where the applicable rates need to be adjusted to reflect the terms and conditions of the lease. The Company estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates.

FEMTO TECHNOLOGIES INC. (FORMERLY BYND CANNASOFT ENTERPRISES INC.)

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2024, 2023 and 2022

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (continued)

k. Estimating the fair value of share-based payment transactions

The Company utilizes a Black-Scholes model, or where appropriate, a Monte-Carlo Simulation to estimate the fair value of its share-based payments. In applying these models, management must estimate the expected future volatility of the Company’s estimated share price and makes such assumptions based on a proxy of publicly listed entities under an expectation that historical volatility is representative of the expected future volatility. Additionally, estimates have been made by management, in respect of the performance warrants, regarding the length of the vesting period as well as the number of performance warrants that are likely to vest.

l. Estimating the fair value of financial instruments

When the Company recognizes a financial instrument, where there is no active market for such an instrument, the Company utilizes alternative valuation methods. The Company utilizes inputs from observable markets to the extent that an appropriate market can be identified, but when there is a lack of such a market, the Company applies judgment to determine a fair value. Such judgments require those such as risk and volatility, of which changes in such assumptions may impact the fair value of the financial instrument.

m. Basic and diluted income (loss) per share

The Company presents basic income (loss) per share data for its subordinate voting shares, calculated by dividing the income (loss) attributable to subordinate voting shareholders of the Company by the weighted average number of subordinate voting shares outstanding during the period. The diluted income (loss) per share is determined by adjusting the income (loss) attributable to subordinate voting shareholders and the weighted average number of subordinate voting shares outstanding for the effects of all options, warrants and similar instruments outstanding that may add to the total number of subordinate voting shares. During the years ended December 31, 2024 and 2023, the Company does not have any dilutive instruments outstanding. In addition, because the Company incurred net losses, the effect of dilutive instruments would be anti-dilutive and therefore diluted loss per share equals basic loss per share.

NOTE 4 – ACQUISITIONS

Acquisition of Zigi Carmel

On September 22, 2022, the Company and the former shareholder of Zigi Carmel Initiatives and Investments Ltd. (“ZC”) entered into a share exchange agreement, whereby the Company would acquire 100% ownership interest in ZC from the former shareholder in exchange for 7,920,000 subordinate voting shares (2,452 subordinate voting shares post reverse splits) of BYND. The share exchange agreement was executed and fully completed on September 22, 2022.

FEMTO TECHNOLOGIES INC. (FORMERLY BYND CANNASOFT ENTERPRISES INC.)

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2024, 2023 and 2022

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 4 – ACQUISITIONS (continued)

The acquisition of ZC has been accounted for as asset acquisition according to IFRS 2 Share-based Payment as the acquired assets and liabilities do not constitute a business under IFRS 3 Business Combinations. The transaction price of the acquisition was measured according to the fair value of the subordinate voting shares given in consideration for the assets and liabilities assumed from the acquisition, with equity increased by the corresponding amount equal to the total fair value of the subordinate voting shares given. As a result, the acquisition was recorded with the consideration as detailed in the table below:

Consideration transferred:	$
Value allocated to shares issued - 7,920,000 shares (2,452 shares post reverse splits) at $5.40 per share		42,768,000

Fair value of assets and liabilities acquired:
Investments		137,811
Intangible asset – patents pending		42,768,000
Shareholder loan		(137,811)
		42,768,000

The intangible asset acquired in the acquisition of ZC is attributed to 2 patents pending for a therapeutic device (the “Sensera” device) owned by ZC. The company has determined that the patents pending shall not be amortized until they are approved and then will be amortized over the course of their life.

NOTE 5 – ACCOUNTS RECEIVABLE

	December 31, 2024	December 31, 2023
Trade receivables	$113,422	$119,094
Income tax advances	66,444	52,003
Interest receivable	134,823	17,494
Due from shareholders	1,025	843
	$315,714	$189,434

Information on the Company’s exposure to credit risk and market risk, as well as impairment losses on trade receivables and other accounts receivable, is provided in Note 15.

NOTE 6 – INTANGIBLE ASSETS

The Company’s intangible assets relate to the proprietary Cannabis CRM software the Company is developing, Patents pending for the Sensera device (Note 4) as well as the primary growing license for medical cannabis in Israel.

The additions for the software include cost of wages of the software developers for the time they spend on developing the Cannabis CRM software.

The additions for year ended December 31, 2022 for the Patents include the fair value attributed to the Patents upon the acquisition of ZC of $42,768,000 as well as transaction and other costs in the amount of $193,382, for a total of $42,961,382.

FEMTO TECHNOLOGIES INC. (FORMERLY BYND CANNASOFT ENTERPRISES INC.)

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2024, 2023 and 2022

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 6 – INTANGIBLE ASSETS (continued)

The Company considered indicators of impairment at December 31, 2024 and 2023. The Company recorded impairment loss during the year ended December 31, 2024 for the patents pending since the recoverable amount is lower than the carrying amount. The recoverable amount of the CGU was determined using fair value less costs to sell based on a third-party valuation. The valuation used a market approach with Level 2 inputs, including recent comparable transactions and observable market data. Costs of disposal were estimated at 2% of fair value.

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

	Software	License	Patents Pending	Total
Cost
Balance, December 31, 2022	$2,350,473	$850,000	$42,961,382	$46,161,855
Additions	366,325	-	-	366,325
Impairments	(2,525,459)	(850,000)	(9,498,279)	(12,873,738)
Translation differences	(110,101)	-	-	(110,101)
Balance, December 31, 2023	81,238	-	33,463,103	33,544,341
Additions	-	-	-	-
Impairments	-	-	(8,200,336)	(8,200,336)
Translation differences		-	-	-
Balance December 31, 2024	$81,238	$-	25,262,767	$25,344,005

Accumulated amortization	Software		License	Patents Pending	Total
Balance, December 31, 2022	$-		$-	-	$-
Amortization	81,406		-	-	81,406
Translation differences	(168	)_	-	-	(168)
Balance, December 31, 2023	81,238		-	-	81,238
Amortization	-		-	-	-
Translation differences	-		-	-	-
Balance December 31, 2024	$81,238		$-	-	$81,238

Net book value
At December 31, 2023	$-		$-	$33,463,103	$33,463,103
At December 31, 2024	$-		$-	$25,262,767	$25,262,767

*	Reclassified software development costs from Capital Work in Progress (Note 8) to Intangible Assets – Software (See Note 4)

FEMTO TECHNOLOGIES INC. (FORMERLY BYND CANNASOFT ENTERPRISES INC.)

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2024, 2023 and 2022

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 7 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	Computers & Equipment	Vehicles	Furniture & Equipment	Capital Work In Progress	Total

Costs
Balance, January 1, 2023	29,019	181,052	33,310	279,025	522,406
Additions	6,664	-	1,039	704	8,407
Impairments	-	-	-	(268,743)	(268,743)
Translation differences	(1,519)	(9,419)	(1,735)	(10,986)	(23,659)
Balance, December 31, 2023	34,164	171,633	32,614	-	238,411
Additions	-	-	-	-	-

Impairments	-	-	-	-	-
Translation differences	2,448	13,788	2,621	-	18,857
Balance, December 31, 2024	$36,612	$185,421	$35,235	$-	$257,268

Accumulated depreciation
Balance as of January 1, 2023	27,588	169,535	30,168	-	227,291
Depreciation	2,172	9,377	1,897	-	13,446
Translation differences	(1,439)	(8,839)	(1,573)	-	(11,851)
Balance, December 31, 2023	28,321	170,073	30,492	-	228,886
Depreciation	3,204	1,582	584	-	5,370

Translation differences	2,299	13,766	2,488	-	18,553
Balance, December 31, 2024	$33,824	$185,421	$33,564	$-	$252,809
Net book value
At December 31, 2023	$5,843	$1,560	$2,122	$-	$9,525
At December 31, 2024	$2,788	$-	$1,671	$-	$4,459

During the year ended December 31, 2024, depreciation of $1,184 (2023 - $1,498) related to computer and equipment is included in cost of revenue.

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

FEMTO TECHNOLOGIES INC. (FORMERLY BYND CANNASOFT ENTERPRISES INC.)

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2024, 2023 and 2022

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 8 – TRADE PAYABLES AND ACCRUED LIABILITIES

	December 31, 2024	December 31, 2023
Trade payables	$322,235	$157,705
VAT, income and dividend taxes payable	29,625	28,027
Salaries payable	50,078	72,783
	$401,938	$258,515

NOTE 9 – RELATED PARTY TRANSACTIONS

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Company’s Board of Directors and corporate officers. The remuneration of directors and key management personnel, not including normal employee compensation, made during the years ended December 31, 2024, 2023 and 2022 is set out below:

	December 31, 2024	December 31, 2023	December 31, 2022
Salary (cost of sales and services)	$284,694	$258,281	$200,747
Salary (general and administrative expenses)	1,727,498	970,487	376,237
Share based payments	3,031,491	343,253	153,909
Salary (Intangible asset – software)	-	137,374	553,326
Consulting (research and development)	123,289	83,699	-
Consulting (Capital work in progress)	-	-	75,274
Consulting (Professional fees)	163,968	81,616	143,500
	$5,330,940	$1,874,710	$1,502,993

As of December 31, 2024 and 2023, $1,025 and $843, respectively, was owed from shareholders of the Company. Amounts owed were recorded in accounts receivable are non-interest bearing and unsecured.

As at December 31, 2024 and 2023, $233,691 and $450,048, respectively, was owed to directors of the Company. Amounts due are owed for consulting and director fees and were recorded in accounts payable are non-interest bearing and unsecured.

NOTE 10 – DERIVATIVE WARRANTS LIABILITIES

a.	On December 21, 2023, the Company issued 2,884,616 warrants (183,414 warrants at an exercise price of US $8.1782 post reverse splits) in connection with its December 2023 Registered direct public offering (“December 2023 Warrants”). The warrant includes a cashless exercise provision and repricing adjustments for offerings at a price lower than the existing exercise price of the warrants, stock splits, reclassifications, subdivisions, and other similar transactions and also the exercise price of the warrant is not denominated in the functional currency of the Company, therefore, these warrants were recorded at their fair value as a derivative liability at the time of the grant and revalued at the end of each reporting period.

On March 27, 2024, following the March 2024 Public offering, which included the offering of subordinate voting shares at a price lower than the exercise price of the December 2023 Warrants, the exercise price of the December 2023 Warrants was reduced to US $1.3643, and each December 2023 Warrant became convertible into 72.42 subordinate voting shares of the Company.

On August 27, 2024, following the 1:17 reverse stock split, the exercise price of the December 2023 Warrants was updated to $8.1782, and each December 2023 warrant became convertible into 31.7 subordinate voting shares of the Company.

b.	On March 14, 2024, the Company issued 134,166,665 Series A Warrants (41,538 A warrants post reverse splits) and 268,333,330 Series B Warrants (83,075 B warrants post reverse splits) in connection with its March 2024 public offering (“March 2024 A Warrants and B Warrants”). The B warrants include a cashless exercise provision, the A warrants included an alternative cashless provision that allows the holder to exercise the warrant to a share for no consideration, the warrants also include provisions for repricing adjustments for offerings at a price lower than the existing exercise price of the warrants, stock splits, reclassifications, subdivisions, and other similar transactions and also the exercise price of the warrant is not denominated in the functional currency of the Company, therefore, these warrants were recorded at their fair value as a derivative liability at the time of the grant and revalued at the end of each reporting period. As of March 14, 2024, the value of the A warrant was $0.023 and the B warrant was $0.0209, therefore the value of net proceedings of $7,360,662 was allocated to the derivative liability.

On March 27, 2024, following the 1:190 reverse stock split, the exercise price of the March 2024 A Warrants and B Warrants was reduced to $1.3643, and each B warrant became convertible into 14.21 subordinate voting shares of the Company.

On August 27, 2024, following the 1:17 reverse stock split, the exercise price of the March 2024 A Warrants and B Warrants was reduced to $8.1782, and each B warrant became convertible into 31.7 subordinate voting shares of the Company.

c.	During the year ended December 31, 2024, the Company recorded a loss on the revaluation of the total derivative liabilities of $28,866,166, in the consolidated statements of Operations and Comprehensive Loss.

FEMTO TECHNOLOGIES INC. (FORMERLY BYND CANNASOFT ENTERPRISES INC.)

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2024, 2023 and 2022

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 10 – DERIVATIVE WARRANTS LIABILITIES (continued)

d.	The Company engaged an outside valuation company to calculate the fair value of the derivative warrants, the March 2024 A Warrants were valued at the share price for the day of valuation due to the alternative cashless provision while Valuation for the March 2024 B Warrants and the December 2023 Warrants was based on the Monte Carlo simulation model with the following assumptions:

	December 31, 2024	March 14, 2024
Share Price	US $ 7.95	US$0.023
Exercise Price	US $ 8.1782	US$0.102
Expected life	1.7- 4.2 years	2.5-5 years
Risk-free interest rate	4.34%	4.29%
Dividend yield	0.00%	0.00%
Expected volatility	95%	95%
Early exercise threshold	US $ 12.2673	US $0.153

The following table presents the Monte Carlo assumptions for the dates on which B warrants were exercised:

	April 1, 2024	April 9, 2024	May 17, 2024	May 21, 2024	August 29, 2024	September 3, 2024
Share Price	US $ 1.43	US$1.06	US$1.1107	US$1.25	US$8.3	US$8.5
Exercise Price	US $ 1.3643	US$1.3643	US$1.3643	US$1.3643	US$8.1782	US$8.1782
Expected life	4.9534 years	4.9315 years	4.8274 years	4.8164 years	4.5425 years	4.5288 years
Risk-free interest rate	4.35%	4.38%	4.46%	4.45%	3.69%	3.66%
Dividend yield	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Expected volatility	100.9%	102.26%	107.28%	107.25%	100.03%	99.86%
Early exercise threshold	US $ 2.0465	US $2.0465	US $2.0465	US $2.0465	US $12.2673	US $12.2673

The following table presents the changes in the warrant liability during the period:

Balance as of December 31, 2023	$958,146
Issuance of March 2024 warrants	7,360,662
Reclassification to equity on exercise of warrants	(12,667,047)
Changes in fair value and modification of warrants*	28,866,166
Balance as of December 31, 2024	$24,517,927

The December 2023 warrants, Series A warrants and Series B warrants were modified after each reverse split due to reverse split provision which has impacted the number of warrants, their exercise price and value which is included in the changes in fair value and modification of warrants.

A summary of the warrants outstanding for the year ended December 31, 2024 are summarized as follows:

	Number of December 2023 Warrants		Number of Series A Warrants		Number of Series B Warrants
Outstanding at January 1, 2022		-		-		-
Issued during the period		-		-		-
Exercised during the period		-		-		-
Cancelled during the period		-		-		-
Outstanding at December 31, 2022		-		-		-
Issued during the period		2,884,616		-		-
Exercised during the period		-		-		-
Expired during the period		-		-		-
Outstanding at December 31, 2023		2,884,616		-		-
Issued during the period		-		134,166.665		268,333,330
Adjustment following the March 2024 reverse split		(1,785,151)		(127,101,046)		(248,271,760)
Exercised during the period		-		(7,020,384)		(172,766)
Adjustment following the August 2024 reverse split		(916,051)		(37,689)		(16,570,923)
Exercised during the period		-		-		(5,299)
Outstanding at December 31, 2024		184,314		7,546		3,312,582
Exercise price at December 31, 2024	US$	4.32	US$	7.95	US$	4.89
Remaining life in years		3.97		1.7		4.2

NOTE 11– LONG TERM LOAN

During the year ended December 31, 2020, the Company secured a term loan with a principal amount of $182,542 (NIS 500,000) from an Israeli bank. The loan bears interest at a variable rate of Prime + 1.5% per annum and matures on September 18, 2025. The loan is subject to 48 monthly payments commencing October 18, 2021. $9,127 (NIS 25,000) was deposited in the bank as security for the loan.

The activities of the long term loan during the years ended December 31, 2024 and 2023 are as follows:

	December 31, 2024	December 31, 2023
Balance, opening	$85,107	$135,971
Addition	-	-
Repayments	(47,818)	(45,350)
Interest expense, accrued	4,848	3,333
Translation difference	(1,368)	(8,847)
Balance, ending	40,769	85,107
Less:
Long term loan – current portion	40,769	46,680
Long term loan – non-current portion	$-	$38,427

The undiscounted repayments for each of the next four years and in the aggregate are:

Year ended	Amount
December 31, 2025	$40,769

$40,769

FEMTO TECHNOLOGIES INC. (FORMERLY BYND CANNASOFT ENTERPRISES INC.)

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2024, 2023 and 2022

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 12 – ENHANCED VOTING PREFERENCE SHARES

On September 20, 2024, the Company issued 75,000 Enhanced Voting Preference Shares (4,412 Enhanced Voting Preference Shares post reverse split) (the “Preference Shares”) to its Chief Executive Officer. The Preference Shares carry 50 votes per share but are without dividend rights. The Preference Shares expire automatically and revert back to the Company upon the earlier to occur of (i) the third anniversary of the date of issuance of the Preference Shares, or (ii) the Chief Executive Officer ceasing to hold office.

The creation and issuance of the Preference Shares had been approved by the Company’s shareholders at a duly called meeting on August 1, 2024.

These shares are accounted as a liability since the Company has a contractual obligation to repurchase the shares from its Chief Executive Officer and cannot be accounted as an equity instrument.

Reverse Stock Split

On October 18, 2024, the Company effected a 1-for-17 reverse stock split of its outstanding enhanced voting preference shares.

NOTE 13 – EMPLOYEE BENEFITS

The severance pay liability constitutes a defined benefit plan and was calculated using actuarial assumptions. In measuring the present value of the defined benefit obligation and the current service costs the projected unit credit method was used.

a.	Plan asset (liability)

Information on the Company’s defined benefit pension plan and other defined benefit plans, in aggregate, is summarized as follows:

	December 31, 2024	December 31, 2023
Defined benefit plan liability	$(100,430)	$(91,533)
Less:
fair value of plan asset or asset ceiling	-	-
	$(100,430)	$(91,533)

FEMTO TECHNOLOGIES INC. (FORMERLY BYND CANNASOFT ENTERPRISES INC.)

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2024, 2023 and 2022

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 13 – EMPLOYEE BENEFITS (continued)

b.	Changes in the present value of the defined benefit plan liability

The following are the continuities of the fair value of plan asset or plan liability and the present value of the defined benefit plan obligations:

	December 31, 2024	December 31, 2023
Balance, opening	$(91,533)	$(86,016)
Recognized in profit and loss for the year:
Interest cost	(5,614)	(4,638)
Current service cost	(5,605)	(5,860)
Actuarial gain (loss) for change of assumptions	9,770	485
Translation differences	(7,448)	4,496
Balance, ending	$(100,430)	$(91,533)

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

c.	Major assumptions in determining the defined benefit plan liability

The principal actuarial assumptions used in calculating the Company’s defined benefit plan obligations and net defined benefit plan cost for the years were as follows (expressed as weighted averages):

	December 31, 2024	December 31, 2023
Capitalization rate	3.00%	3.15%
Salary growth rate	0%	0%
Retirement rate	5%	5%

d.	Sensitivity analysis

The following table outlines the key assumptions for the years ended December 31, 2024 and 2023 and the sensitivity of a 1% change in each of these assumptions on the defined benefit plan obligations and the net defined benefit plan cost.

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

	December 31, 2024	December 31, 2023
Capitalization rate:
Impact of: 1% increase	$(4,913)	$(4,775)
1% decrease	5,782	5,720
Salary growth rate:
Impact of: 1% increase	$5,906	$5,856
1% decrease	-	-

NOTE 14 – DERIVATIVE FOR SETTLEMENT AGREEMENT

On May 27, 2024, pursuant to a Settlement Agreement dated May 27, 2024 (the “Settlement Agreement”), the Company issued 450,000 subordinate voting shares (26,471 subordinate voting shares post reverse split on August 2024) (valued at US$400,500 or $546,122) in settlement of a dispute with the co-owner (the “co-owner”) of a farm following the Company’s decision to suspend the construction of a cannabis farm on that property. Under the Settlement Agreement, the shares that grant full voting rights to the co-owner are to be held in escrow by the Company until the earlier of (a) the third anniversary of the Settlement Agreement, or (b) the date on which the Company’s board of directors resolves not to construct the cannabis farm. The number of shares to be released is subject to adjustment in the event that the market price of the Company’s subordinate voting shares is lower than US$15.13 per share on the date of release.

The 450,000 subordinate voting shares are classified in equity since the co-owner holds full voting rights with these shares and these shares will remain in the co-owner’s ownership in any event. Since the Company also has a contractual obligation to issue an additional variable number of shares on the date of release, these additional to be issued shares are presented as a derivative liability.

Details of the fair value of the derivative liability and the assumptions used in the Black-Scholes option pricing model are as follows:

	December 31, 2024	May 27, 2024
Weighted average fair value of derivative	US $ 0.59	US$ 0.50
Risk-free interest rate	2.93%	4.12%
Estimated life (in years)	2.42	3
Expected volatility	107.47%	110.01%
Expected dividend yield	0%	0%

The following table presents the changes in the derivative liability during the period:

Balance as of December 31, 2023	$
Issuance of derivative		308,862
Changes in fair value of derivative		69,955
Balance as of December 31, 2024		$378,817

FEMTO TECHNOLOGIES INC. (FORMERLY BYND CANNASOFT ENTERPRISES INC.)

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2024, 2023 and 2022

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 15 – EQUITY

Authorized

Unlimited number of subordinate voting shares without par value.

Issued

As of December 31, 2024, 655,369 subordinate voting shares were issued and outstanding.

During the year ended December 31, 2024

On January 4, 2024, the Company issued 17,915 subordinate voting shares (6 subordinate voting shares post reverse splits) to two directors following the vesting of RSU’s with a total fair value of $53,568.

On March 14, 2024 the Company announced the closing of an underwritten public offering with gross proceeds to the Company of approximately of $9,458,400 before deducting underwriting discounts and other expenses paid by the Company in the amount of $2,097,738, totaling in a net amount of $7,360,662. Pursuant to the offering, and the overallotment allocation, The Company issued 116,680,710 subordinate voting shares (614,109 subordinate voting shares post reverse splits on March 2024 and August 2024), 134,166,665 series A warrants and 268,333,330 series B warrants. See note 10 for a discussion of the terms of the series A and B warrants.

On April 5, 2024, the Company issued 95 subordinate voting shares (6 subordinate voting shares post reverse split) to two directors following the vesting of RSU’s with a total fair value of $53,568.

On April 8, 2024, the Company granted 1,180,000 RSUs (69,412 RSUs post reverse split) to directors and consultants of the Company, the RSUs vested immediately, and 1,180,000 subordinate voting shares (69,412 subordinate voting shares post reverse split) were issued on April 8, 2024 with a fair value of $1,645,287.

On April 9, 2024, the Company granted 100,000 RSUs (5,882 RSUs post reverse split) to a consultant of the Company, the RSUs vested immediately, and 100,000 subordinate voting shares (5,882 subordinate voting shares post reverse split) were issued with a fair value of $143,927.

On May 27, 2024, pursuant to a Settlement Agreement Dated May 27, 2024 (the “Settlement Agreement”), the Company issued 450,000 subordinate voting shares (26,471 subordinate voting shares post reverse split) (valued at US$400,500 or $546,122) in settlement of a dispute with the co-owner of a farm following the Company’s decision to suspend the construction of a cannabis farm on that property. Under the Settlement Agreement, the shares are to be held in escrow by the Company until the earlier of (a) the third anniversary of the Settlement Agreement, or (b) the date on which the Company’s board of directors resolves not to construct the cannabis farm. The number of shares to be released is subject to adjustment in the event that the market price of the Company’s subordinate voting shares is lower than US$15.13 per share on the date of release.

On June 14, 2024, the Company issued 1,238,525 subordinate voting shares (72,854 subordinate voting shares post reverse split) to three directors following the vesting of RSU’s with a fair value of $1,205,315.

On June 19, 2024, the Company issued 23,543 subordinate voting shares (1,385 subordinate voting shares post reverse split) to directors and consultants of the Company following the vesting of RSU’s with a fair value of $22,657.

On July 16, 2024, the Company issued 28,000 subordinate voting shares (1,647 subordinate voting shares post reverse split) to a consultant following the vesting of RSU’s with a fair value of $24,841.

As of December 31, 2024, the Company issued 614,109 subordinate voting shares (36,124 subordinate voting shares post reverse split ) following the closing of the underwritten public offering on March 14, 2024 as well as 7,020,384 subordinate voting shares (412,964 subordinate voting shares post reverse split ) following the cashless exercise of A warrants , 172,766 subordinate voting shares (10,163 subordinate voting shares post reverse split ) following the exercise of B warrants at an exercise price of US$1.3643 per subordinate voting share and 5,299 subordinate voting shares following the exercise of B warrants at an exercise price of US$8.1782 per subordinate voting share.

During the year ended December 31, 2023

On January 3, 2023, the Company issued 6,727 subordinate voting shares (2 subordinate voting shares post reverse splits) to two directors following the vesting of RSU’s with a fair value of $6.20, for a compensation amount of $41,875.

On April 4, 2023, the Company issued 6,727 subordinate voting shares (2 subordinate voting shares post reverse splits) to two directors following the vesting of RSU’s with a fair value of $6.20, for a compensation amount of $41,730.

On April 27, 2023, the Company granted 43,847 RSU’s (14 RSU’s post reverse splits) to two directors, 25% of the RSUs will vest each 3 months with the last tranche vesting on April 27, 2024.

FEMTO TECHNOLOGIES INC. (FORMERLY BYND CANNASOFT ENTERPRISES INC.)

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2024, 2023 and 2022

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 15 – EQUITY (continued)

On July 4, 2023, the Company issued 10,961 subordinate voting shares (3 subordinate voting shares post reverse splits) to two directors following the vesting of RSU’s with a fair value of $3.82, for a compensation amount of $41,871.

On July 19, 2023 the Company issued 1,733,334 subordinate voting shares (537 subordinate voting shares post reverse splits) at a price of US$1.50 per share following the closing of an underwritten public offering with gross proceeds to the Company of $3,424,201, before deducting underwriting discounts and other estimated expenses paid by the Company in the amount of $405,636, totaling in a net amount of $3,018,565.

On August 8, 2023, the Company granted 27,819 RSU’s (9 RSU’s post reverse splits) to two directors, 50% of the RSUs will vest after 6 months, 25% after 9 months and 25% after a year.

On October 10, 2023, the Company granted 10,935 RSU’s (3 RSU’s post reverse splits) to a consultant, the RSUs will vest over 4 months and a day.

On October 23, 2023, the Company issued 24,869 subordinate voting shares (8 subordinate voting shares post reverse splits) to two directors following the vesting of RSU’s with a fair value of $2.62, for a compensation amount of $65,264.

On December 21, 2023 the Company issued 2,884,616 subordinate voting shares (893 subordinate voting shares post reverse splits) at a price of US$0.52 per share following the closing of a registered direct public offering with gross proceeds to the Company of $1,996,650, before deducting underwriting discounts and other estimated expenses paid by the Company in the amount of $319,464, totalling in a net amount of $1,677,186. The offering was for sale of 2,884,616 units (15,182 units post reverse split), each consisting of one subordinate voting share and one common warrant to purchase one subordinate voting share per warrant at an exercise price of US$0.52 (Note 10).

On December 31, 2023, the Company granted 93,069 RSU’s (29 RSU’s post reverse split) to a director and a consultant, the RSUs will vest over 4 months and a day.

During the year ended December 31, 2022

On January 13, 2022, the Company completed a non-brokered private placement financing wherein it raised $122,950 through the issuance of 40,983 subordinate voting shares (13 subordinate voting shares post reverse splits) at a price of $3.00 per share.

On May 3, 2022, 150,000 stock options (46 stock options post reverse splits) were exercised to subordinate voting shares for total proceeds of $123,000.

On July 4, 2022 the Company issued 6,727 subordinate voting shares (2 subordinate voting shares post reverse splits) following the vesting of RSU’s.

On September 20, 2022 140,000 stock options (43 stock options post reverse splits) were exercised to subordinate voting shares for a total proceeds of $114,800.

On September 22, 2022, as part of the acquisition of Zigi Carmel described in note 4, the Company issued 7,920,000 of its subordinate voting shares (2,452 of its subordinate voting shares post reverse splits) to the former shareholder of Zigi Carmel in exchange for all of the issued and outstanding shares of Zigi Carmel.

On October 3, 2022, the Company issued 6,727 subordinate voting shares (2 subordinate voting shares post reverse splits) to two directors following the vesting of RSU’s.

On October 5, 2022, the Company completed a non-brokered private placement financing wherein it raised $616,570 through the issuance of 142,395 subordinate voting shares (44 subordinate voting shares post reverse splits) at a price of $4.33 per share.

Warrants

A summary of the warrants outstanding for the year ended December 31, 2024 are summarized as follows:

	Number of Warrants	Weighted Average Exercise Price
Outstanding at January 1, 2022	400,000	$1.30
Granted during the period	-	$-
Exercised during the period	-	$-
Cancelled during the period	-	$-
Outstanding at December 31, 2022	400,000	$1.30
Granted during the period	-	$-
Exercised during the period	-	$-
Expired during the period	(400,000)	$1.30
Outstanding at December 31, 2023	-	$-
Granted during the period	-	$-
Cancelled during the period	-	$-
Outstanding at December 31, 2024	-	$-

FEMTO TECHNOLOGIES INC. (FORMERLY BYND CANNASOFT ENTERPRISES INC.)

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2024, 2023 and 2022

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 15 – EQUITY (continued)

Stock options

The Company has a stock option plan to grant incentive stock options to directors, officers, employees and consultants. Under the plan, the aggregate number of subordinate voting shares that may be subject to option at any one time may not exceed 30% of the issued subordinate voting shares of the Company as of that date, including options granted prior to the adoption of the plan. The exercise price of these options is not less than the Company’s closing market price on the day prior to the grant of the options. Options granted may not exceed a term of ten years.

A summary of the stock options outstanding for the year ended December 31, 2024 are summarized as follows:

	Number of Options	Weighted Average Exercise Price
Outstanding at January 1, 2022	277	3,746.8
Granted during the period	3	$20,026
Exercised during the period	(90)	$2,648.6
Cancelled during the period	-	$-
Outstanding at December 31, 2022	190	$4,554.3
Granted during the period	31	$6,844.4
Exercised during the period	-	$-
Cancelled during the period	-	$-
Outstanding at December 31, 2023	221	$4,862.8
Granted during the period	201	$2,308.2
Cancelled during the period	(422)	$3,646
Outstanding at December 31, 2024	-	$-
Exercisable at December 31, 2024	-	$-

FEMTO TECHNOLOGIES INC. (FORMERLY BYND CANNASOFT ENTERPRISES INC.)

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2024, 2023 and 2022

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 15 – EQUITY (continued)

During the year ended December 31, 2023, there were 10,000 stock options (31 stock options post reverse splits) granted to directors of the Company with an exercise price ranging from $1.93 to $3.82 per share.

As of December 31, 2023, 667,500 of these stock options (207 of these stock options post reverse splits) were vested. During the year ended December 31, 2023, the Company recorded $140,821 in share-based payment expense.

During the year ended December 31, 2022, there were 10,000 stock options (3 stock options post reverse splits) granted to a director of the Company with an exercise price of $6.20 per share ($20,026 per share post reverse splits) and 290,000 stock options (90 stock options post reverse splits) were exercised to shares.

As of December 31, 2022, 612,500 of these stock options (190 post reverse splits) were vested. During the year ended December 31, 2022, the Company recorded $153,909 in share-based payment expense.

Details of the fair value of options granted and the assumptions used in the Black-Scholes option pricing model are as follows:

	2024	2023
Weighted average fair value of options granted	$0.57	$1.61
Risk-free interest rate	3.4%	3.76%
Estimated life (in years)	5	5
Expected volatility	108.75%	100.64%
Expected dividend yield	0%	0%

FEMTO TECHNOLOGIES INC. (FORMERLY BYND CANNASOFT ENTERPRISES INC.)

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2024, 2023 and 2022

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 16 – FINANCIAL INSTRUMENTS

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

The Company is subject to credit risk on its cash and accounts receivable which include trade and other accounts receivable (Note 5). The Company limits its exposure to credit loss on cash by placing its cash with a high-quality financial institution. The Company has concentrations of credit risk with respect to accounts receivable as large amounts of its trade receivables are concentrated amongst a small number of customers. The Company performs credit evaluations of its customers but generally does not require collateral to support trade receivable.

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

FEMTO TECHNOLOGIES INC. (FORMERLY BYND CANNASOFT ENTERPRISES INC.)

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2024, 2023 and 2022

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 16 – FINANCIAL INSTRUMENTS (continued)

During the year ended December 31, 2024 and 2023, there was $nil allowance for doubtful accounts on accounts receivable recognized in the Statement of Income (Loss) and Comprehensive Income (Loss).

The Company’s aging of trade receivables (Note 5) were as follows:

	December 31, 2024	December 31, 2023
0 – 30 days	$46,559	$61,046
31 – 60 days	41,808	58,048
61 + days	25,055	-
	$113,422	$119,094

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

The Corporation has financial liabilities with the following maturities as at December 31, 2024:

	Contractual cash flows
	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	5 year and over	Total
Trade payables (Note 8)	$322,235	$-	$-	$-	$-	$322,235
Long term loan and unpaid interest (Note 11)	40,769	-	-	-	-	40,769
	$363,004	$-	$-	$-	$-	$363,004

The Corporation has financial liabilities with the following maturities as at December 31, 2023:

	Contractual cash flows
	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	5 year and over	Total
Trade payables (Note 8)	$157,705	$-	$-	$-	$-	$157,705
Long term loan and unpaid interest (Note 11)	46,680	38,427	-	-	-	85,107
	$204,385	$38,427	$-	$-	$-	$242,812

FEMTO TECHNOLOGIES INC. (FORMERLY BYND CANNASOFT ENTERPRISES INC.)

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2024, 2023 and 2022

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 16 – FINANCIAL INSTRUMENTS (continued)

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

Foreign currency risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. As the Company is listed on Nasdaq and has raised money in USD it holds a portion of its cash balances in USD to approximate between three to twenty four months estimated operating needs. The remainder of the Company’s cash is held in Canadian dollars, the Company’s reporting currency, which is also the currency of the Company’s largest cash outlays over the next twenty-four months.

As of December 31, 2024 and 2023, the Company has a surplus of financial assets over financial liabilities denominated in USD, consisting of cash, in the sum of $4,421,006 and $2,804,422, respectively.

Currency sensitivity analysis

The table below demonstrates the sensitivity test to a reasonable possible change in the exchange rate of the US dollar, with all other variables unchanged. The impact on the Company’s pre-tax profit and loss arises from changes in the fair value of the assets and financial liabilities is as follows:

	Change in the USD exchange rate	Impact on pre-tax profit
December 31, 2024	5% increase	$(221,050)
	5% decrease	221,050
December 31, 2023	5% increase	(140,221)
	5% decrease	$140,221

FEMTO TECHNOLOGIES INC. (FORMERLY BYND CANNASOFT ENTERPRISES INC.)

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2024, 2023 and 2022

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 16 – FINANCIAL INSTRUMENTS (continued)

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

The Company is not subject to externally imposed capital requirements. There were no changes to the Company’s approach to capital management during the years ended December 31, 2024 and 2023.

NOTE 17 – REVENUE AND DEFERRED REVENUE

The Company has derived its revenue from the sources as summarized in the following:

	December 31, 2024	December 31, 2023	December 31, 2022
Software development	$727,073	$758,307	$761,166
Software license	165,410	200,593	213,749
Software supports	45,513	47,102	71,460
Cloud hosting	48,550	59,926	67,334
Others	12,293	10,933	9,363
	$998,839	$1,076,861	$1,123,072

The Company recognized revenues from contracts with customers in accordance with the following timing under IFRS 15:

	December 31, 2024	December 31, 2023	December 31, 2022
Revenue recognized over time	$833,429	$876,268	$909,323
Revenue recognized at a point of time	165,410	200,593	213,749
	$998,839	$1,076,861	$1,123,072

FEMTO TECHNOLOGIES INC. (FORMERLY BYND CANNASOFT ENTERPRISES INC.)

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2024, 2023 and 2022

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 17 – REVENUE AND DEFERRED REVENUE (continued)

Deferred revenue represents contract liabilities for customer payments received related to services yet to be provided subsequent to the reporting date. Significant changes in deferred revenue during the years ended December 31 are as follows:

	December 31, 2024	December 31, 2023
Deferred revenue, beginning	$131,794	$219,068
Customer payments received attributable to contract liabilities for unearned revenue	141,126	158,711
Revenue recognized from fulfilling contract liabilities	(132,832)	(245,985)
Deferred revenue, ending	$140,088	$131,794

The Company derives significant revenues from one customer. During the year ended December 31, 2024, 2023 and 2022, revenues from this customer were 67%, 82% and 83% respectively, of total revenue. The trade receivable outstanding as at December 31, 2024, and 2023 are due from this customer.

NOTE 18 – COST OF REVENUE

Cost of revenue incurred during the years ended December 31 are comprised of the following:

	December 31, 2024	December 31, 2023	December 31, 2022
Salaries and benefits	$641,547	$636,497	$510,615
Subcontractors expense (recovery)	168,067	366	(16,317)
Software and other	37,339	39,944	9,804
Depreciation	1,184	1,498	2,398
	$848,137	$678,305	$506,500

NOTE 19 – COMMITMENTS AND CONTINGECIES

As of December 31, 2024, the Company is not aware of any material commitments or contingent liabilities that require disclosure under IAS 37.

NOTE 20 – INCOME TAXES

The relevant companies’ tax applicable to the Company commencing from 2021 (Year of Amalgamation) and thereafter is 27%.

The relevant companies’ tax applicable to BYND commencing from 2018 and thereafter is 23%. Current taxes for the reported periods are calculated according to the said tax rate.

FEMTO TECHNOLOGIES INC. (FORMERLY BYND CANNASOFT ENTERPRISES INC.)

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2024, 2023 and 2022

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 20 – INCOME TAXES (continued)

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	December 31, 2024	December 31, 2023	December 31, 2022
Income (loss) before tax	$(47,588,970)	$(18,466,962)	$(1,658,404)
Income tax rate	27% and 23%	27% and 23%	27% and 23%
Expected income expense (recovery)	(12,851,939)	(4,889,258)	(460,055)
Permanent differences	8,738,305	971	(216,957)
Prior years reassessment of tax expense	-	-	-
Change in unrecognized deferred assets	1,907	(20,073)	43,428
Change in valuation allowance	4,085,102	4,600,864	542,633
Other	27,912	335,655	97,231
Total income tax expense	$1,287	$28,159	$6,280

Current income tax	$1,287	$28,159	$6,280
Deferred income tax	-	-	-
Total income tax expense	$1,287	$28,159	$6,280

Temporary differences that give rise to the following deferred tax assets and liabilities at are:

	December 31, 2024	December 31, 2023
Deferred tax assets
Non-capital loss carry forwards – Canada	9,330,761	5,245,659
Non-capital loss carry forwards – Israel	-	-
	$9,330,761	$5,245,659
Valuation allowance	(9,330,761)	(5,245,659)
	$-	$-

The Company has Canadian non-capital losses of $33,353,994 which is available to offset future years’ taxable income in Canada.

BYND has $nil (2023 - $nil) in non-capital losses carried forward for tax purposes, which can be carried forward indefinitely to be offset against future business income and business capital gains.

Tax attributes are subject to review, and potential adjustment, by tax authorities.

FEMTO TECHNOLOGIES INC. (FORMERLY BYND CANNASOFT ENTERPRISES INC.)

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2024, 2023 and 2022

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 21 – SUBSEQUENT EVENTS

On January 3, 2025, the Company issued 2,767 subordinate voting shares following the exercise of B warrants.

On January 6, 2025, the Company issued 8,808 subordinate voting shares following the exercise of B warrants.

On February 7, 2025, the Company issued 188,000 subordinate voting shares to directors and consultants of the Company following the vesting of RSU’s.

On February 25, 2025, the Company issued 4,000 subordinate voting shares following the exercise of B warrants and 2,462 subordinate voting shares following the exercise of A warrants.

On February 26, 2025, the Company also entered into a placement agent agreement (the “Placement Agreement”) with Aegis Capital Corp. (“Aegis”), pursuant to which the Company engaged Aegis to act as its sole placement agent in connection with the offering. Pursuant to the terms of the Placement Agreement, Aegis agreed to use its best efforts to arrange for the sale of the securities in the offering. As compensation to the placement agent, the Company paid the placement agent placement commission equal to 15.0% of the aggregate gross proceeds from the offering. Aegis will also receive a fee of 10.0% of the proceeds from the cash exercise of any warrants currently outstanding or issued in the Placement, payable on exercise. In addition, the Company agreed to reimburse Aegis for certain out-of-pocket expenses, including reasonable legal fees and disbursements for its counsel.

Also, on February 26, 2025, the Company entered into an exchange agreement (the “Exchange Agreement”) with certain holders of tranches of warrants to purchase subordinate voting shares previously issued by the Company in March 2024 and December 2023 (collectively, the “Old Warrants”). Under the Exchange Agreement, such holders agreed to exchange with the Company some of the outstanding Old Warrants for 2,495,933 new warrants (the “Exchange Warrants”) to purchase subordinate voting shares, substantially similar to the Series B Warrants issued in the Private Placement. If the exercise price of the Exchange Warrants are adjusted to the floor of US$0.76, up to 123,253,146 subordinate voting shares would be issuance upon the exercise of the Exchange Warrants. As a result of the Exchange Agreement, Old Warrants that were exchanged were cancelled as of that date.

On February 28, 2025, the Company completed the transactions contemplated under a securities purchase agreement (the “Purchase Agreement”) with institutional investors for the purchase and sale of approximately US$17.0 million of subordinate voting shares and pre-funded and investor warrants at a price of US$4.17 per subordinate voting unit.

The offering (the “Private Placement”) consisted of the sale of subordinate voting units (or Pre-Funded Units), each consisting of (i) one subordinate voting share or Pre-Funded Warrant, (ii) one Series A Warrant to purchase one subordinate voting share per warrant (the “Series A Warrants”) and (iii) one Series B Warrant to purchase one subordinate voting share per warrant (the “Series B Warrants”). The purchase agreement price per Common Unit was US$4.17 (or US$4.16999 for each Pre-Funded Unit, which is equal to the purchase agreement price per subordinate voting unit sold in the offering minus an exercise price of US$0.00001 per Pre-Funded Warrant). The Pre-Funded Warrants are immediately exercisable. The initial exercise price of each Series A Warrant is US$5.21 per subordinate voting share. The Series A Warrants are exercisable immediately and expire 60 months after the Release Date (as defined in the Purchase Agreement) and may be exercised on a cashless basis if there is not then an effective registration covering the resale of the subordinate voting shares underlying the Series A Warrants. The number of securities issuable under the Series A Warrant is subject to adjustment as described in the Series A Warrant. The initial exercise price of each Series B Warrant is US$12.51 per subordinate voting share. They also include an alternative cashless exercise option, allowing the holder to exercise the Series B Warrant at any time and receive three subordinate voting shares for each subordinate voting share then underlying the Series B Warrant without additional consideration. The Series B Warrants are exercisable immediately and expire 30 months after the Release Date. The number of securities issuable under the Series B Warrant is subject to adjustment as described in the Series B Warrant.

On February 28, 2025, the Company issued 2,065,120 subordinate voting shares following the closing of the Private Placement.

