Form 20-F/A
period 2024-12-31
Femto Technologies Inc.
filed 2025-05-02
CIK 1888151

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

Yes ☐ No ☒

EXPLANATORY NOTE

This is Amendment No. 1 (the “Amendment”) to the Annual Report on Form 20-F for the year ended December 31, 2024 (the “Annual Report”), by Femto Technologies Inc., a British Columbia corporation (the “Company”).

The sole purpose of the Amendment is to add to the Exhibit Index included in Item 19 of the Annual Report the Company’s Clawback Policy and to incorporate it by reference into the Annual Report. No other changes are being made herewith to the Annual Report.

ITEM 19	EXHIBITS

The following exhibits are included in the Annual Report on Form 20-F:

EXHIBIT INDEX

Exhibit Number	Exhibit Description

1.1	Form of Underwriting Agreement (1)

2.1	Certificate of Amalgamation (2)

2.2	Business Combination Agreement (2)

2.3	First Amendment to Business Combination Agreement (2)

2.4	Second Amendment to Business Combination Agreement (2)

3.1	Notice of Articles of the Company (2)

3.2	Amended and Restated Articles of the Company (3)

4.1	Form of March 2024 Series A Warrant (1)

4.2	Form of March 2024 Series B Warrant (1)

4.3	Form of March 2024 Pre-funded Warrant (1)

4.4	Form of Series A Warrant to Purchase Common Shares (8)

4.5	Form of Series B Warrant to Purchase Common Shares (8)

4.6	Form of PIPE Pre-funded Warrant to Purchase Common Shares (8)

10.5	Lease dated May 1, 2020, between Dalia Bzizinsky and Cannasoft Pharma Ltd. (2)

10.6	Trust Declaration dated as of October 1, 2020 (2)

10.8	Escrow Agreement dated March 29, 2021 among the Company, Computershare Investor Services and certain stockholders (2)

10.10	Stock Option Plan (7)

10.12	Share Purchase Agreement dated September 18, 2022, by and between the Company and Carmel Zigdon (4)

10.13	Shareholders Rights Plan dated January 24, 2024, by and between the Company and Computershare Investor Services Inc. (6)

10.14	Form of Exchange Agreement (8)

10.15	Form of Securities Purchase Agreement (8)

10.16	Form of Registration Rights Agreement (8)

10.17	Form of Placement Agent Agreement (8)

10.18	Clawback Policy (9)

16.1	Letter from Dale Matheson Carr -Hilton Labonte LLP (2)

16.2	Letter from BF Borgers CPA PC (5)

16.3	Letter from Reliant CPA PC (5)

99.1	Authorization for Dealing in Controlled Substances Issued by the Ministry of Health dated October 12, 2020 (2)

99.2	Cultivation Farm license (7)

99.3	License to deal with a Controlled Substance without Contact Issued by the Ministry of Health, Israeli Medical Cannabis Agency dated February 5, 2023 (4)

(1)	Incorporated by reference to the Company’s Amendment No. 1 to its Registration Statement on Form F-1 filed on March 7, 2024
(2)	Incorporated by reference to the Company’s Form 20-F/A filed on July 1, 2024.
(3)	Incorporated by reference to the Company’s Form 6-K filed on February 12, 2024
(4)	Incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 27, 2023
(5)	Incorporated by reference to the Company’s Form 6-K filed on January 17, 2023
(6)	Incorporated by reference to the Company’s Form 6-K filed on January 24, 2024
(7)	Incorporated by reference to the Company’s Registration Statement on Form F-1 filed on February 28, 2024
(8)	Incorporated by reference to the Company’s Form 6-K filed on February 28, 2025
(9)	Incorporated by reference to the Company’s Form 6-K filed on November 17, 2023

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

FEMTO TECHNOLOGIES INC.

By:	/s/ Yftah Ben Yaackov
Name:	Yftah Ben Yaackov
Title:	Chief Executive Officer

Date: May 2, 2025