Form 20-F
period 2025-12-31
Femto Technologies Inc.
filed 2026-04-30
CIK 1888151

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Gabi Kabazo

2264 East 11th Avenue, Vancouver, B.C.

Canada V5Z 1N6

604-833-6820

gabi@femtocorp.com

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Subordinate Voting Shares	FMTOF	None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or subordinate voting stock as of the close of the period covered by the annual report: 861,111

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

United States dollar (US$) per Canadian dollar ($)	High	Low	Average	End of Period
Year Ended December 31, 2025	0.7376	0.6848	0.7154	0.7296
Year Ended December 31, 2024	0.7510	0.6937	0.7300	0.6950
Year Ended December 31, 2023	0.7617	0.7207	0.7409	0.7561

Except as noted, the information set forth in this Annual Report is as of April 30, 2026 and all information included in this document should only be considered accurate as of such date. Our business, financial condition or results of operations may have changed since that date.

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

Risks Related to the Israel-Iran War

The ongoing war involving Israel and Iran and the risk of further regional escalation could materially and adversely affect our business, operations and financial results.

Our headquarters and operations are located in the State of Israel. In addition, our key employees and officers, including our chief executive officer, are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business.

Israel is currently engaged in direct military conflict with Iran, which began in late February 2026 and has involved missile, drone and cyber activity as well as military operations affecting infrastructure, transportation systems and commercial activity. This conflict has significantly increased geopolitical instability in the region and created substantial uncertainty regarding the duration, scope and potential escalation of hostilities. Continued or intensified conflict could materially and adversely affect our business, financial condition, results of operations and cash flows.

Our operations, facilities, employees and supply chain may be adversely affected by acts of war, missile or drone attacks, sabotage or other hostile activities. Recent hostilities have included missile strikes targeting population centers and infrastructure, and additional attacks could disrupt utilities, communications systems, transportation networks or access to our offices and facilities. Any such disruption could delay development timelines, impair production capacity, interrupt customer deliveries or otherwise negatively affect our operations.

In addition, the conflict may result in workforce disruptions. A portion of our employees and service providers reside in Israel and may be called to active military reserve duty or otherwise be unable to perform their duties due to military service, displacement, safety concerns or travel restrictions. Such workforce shortages could reduce our operational capacity and delay the execution of key business activities.

The ongoing conflict also increases the risk of supply chain disruptions and delays in obtaining raw materials, components and services. Transportation infrastructure may be impaired, shipping routes may be restricted and suppliers located in Israel or abroad may experience operational interruptions. In addition, global supply chains may be adversely affected by disruptions to regional shipping lanes or energy markets, resulting in increased costs, longer lead times and reduced availability of critical materials.

Furthermore, the conflict may increase cybersecurity risks. State-sponsored or affiliated cyberattacks targeting Israeli companies and infrastructure have increased during periods of heightened hostilities. Any successful cyberattack against our systems, or against third-party vendors upon whom we rely, could result in data loss, operational disruption, regulatory exposure or reputational harm.

Hostilities involving Iran also create heightened risk of broader regional escalation involving additional countries or non-state actors. Such escalation could result in prolonged economic instability, disruptions to financial markets, volatility in foreign exchange rates and increased costs of capital or reduced availability of financing. These developments could adversely affect investor sentiment and our ability to raise additional funds on acceptable terms, if at all.

In addition, insurance coverage for war-related risks may be limited or unavailable, or premiums may increase significantly. Damage to our facilities or operations caused by acts of war or terrorism may not be fully covered by insurance, which could result in substantial financial losses.

The duration, scope and outcome of the current conflict are highly uncertain. Any expansion of hostilities, including additional missile attacks, cyber operations, attacks on infrastructure, or involvement of additional regional or global actors, could materially and adversely affect our business, financial condition, results of operations and the market price of our securities.

Due to the continuing war, the timetables of the Company’s various projects have been significantly delayed, due to reserve recruitment of employees, consultants and key employees of service providers, various shutdowns in the Israeli economy, a significant delay in shipments from Israel abroad and from abroad to Israel, the cessation of activity of various government institutions for many months. It was also decided to suspend the construction of the planned medical cannabis farm due, in part, to the proximity of the area designated for cultivation to the Gaza Strip.

The Company does not know how long the delays will continue and whether it will be possible to return to full regular activity, and therefore, there has been a delay in the timetables for the development and production of the Sensera Device.

Risks Related to Ownership of Our Subordinate Voting Shares and Warrants

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

Our Subordinate Voting Shares were delisted from the Nasdaq Capital Market effective June 23, 2025, and now trade on the OTC market. Delisting from Nasdaq has reduced the liquidity and market visibility of our Subordinate Voting Shares and may result in increased volatility in the trading price of our shares. In addition, the absence of a listing on a national securities exchange may make it more difficult for investors to purchase or sell our securities and may impair our ability to raise additional capital through equity or equity-linked financings.

As a result of the limited liquidity of that market, prices of securities, including the Subordinate Voting Shares, tend to fluctuate sharply with market conditions and other factors. If a holder of Subordinate Voting Shares sells its Subordinate Voting Shares, the price received may be more or less than the original investment. Some of the factors that may cause the market price of our Subordinate Voting Shares to fluctuate include:

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

In particular, companies in the cannabis related product industry have experienced significant volatility in recent years, potentially due to the recentness of public trading of securities of cannabis companies, limited supply of investment opportunities, short-selling activity and rapidly changing regulatory developments. As well, certain institutional investors may base their investment decisions on market perceptions of the cannabis industry or on consideration of our environmental, governance and social practices and performance against such institutions’ respective investment guidelines and criteria, and failure to satisfy such criteria may result in limited or no investment in the Subordinate Voting Shares by those institutions, which could materially adversely affect the trading price of the Subordinate Voting Shares. There can be no assurance that fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue for a protracted period of time, our operations and the trading price of the Subordinate Voting Shares may be materially adversely affected.

Our officers, directors and principal shareholders collectively control, directly or indirectly, approximately 29% of the voting power and interests in our outstanding Subordinate Voting Shares. Subsequent sales of our Subordinate Voting Shares by these shareholders, or the market perception that holders of a large number of Subordinate Voting Shares intend to sell Subordinate Voting Shares, could have the effect of lowering the market price of our Subordinate Voting Shares. Further, the perceived risk associated with the possible sale of a large number of Subordinate Voting Shares by these shareholders, or the adoption of significant short positions by hedge funds or other significant investors, could cause some of our shareholders to sell their Subordinate Voting Shares, thus causing the market price of our Subordinate Voting Shares to decline. In addition, actual or anticipated downward pressure on our stock price due to actual or anticipated sales of Subordinate Voting Shares by our officers, directors or Principal Securityholders could cause other institutions or individuals to engage in short sales of the Subordinate Voting Shares, which may further cause the market price of our Subordinate Voting Shares to decline.

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

On September 20, 2024, the Company issued 75,000 Enhanced Voting Preference Shares (4,412 Enhanced Voting Preference Shares post reverse split) (the “Preference Shares”) to its Chief Executive Officer. The Preference Shares carry 50 votes per share but are without dividend rights, representing approximately 34% of the issued and outstanding voting securities of the Company at the time of issuance. The Preference Shares will be redeemed and are cancelled automatically upon the earlier to occur of (i) the third anniversary of the date of issuance of the Preference Shares, or (ii) the Chief Executive Officer ceasing to hold office. The creation and issuance of the Preference Shares had been approved by the Company’s shareholders at a duly called meeting on August 1, 2024. As of the date of the filing of this annual report, the Preference Shares represent approximately 18% of the issued and outstanding voting securities of the Company.

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

As a foreign private issuer, we are permitted, and intend, to follow certain home country corporate governance practices and we will not be subject to certain U.S. securities laws including, but not limited to, U.S. proxy rules and the filing of certain Exchange Act reports.

As a foreign private issuer, we will be permitted, and intend, to follow certain home country corporate governance practices instead of rules required for domestic U.S. issuers. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company may provide less protection to you than what is accorded to investors in domestic U.S. issuers.

As a foreign private issuer, we will be exempt from the rules and regulations under the Securities Exchange Act of 1934, or the Exchange Act, related to the furnishing and content of proxy statements, including the applicable compensation disclosure requirements. Nevertheless, pursuant to regulations promulgated under Canadian law, we are required to disclose in the context of sending an information circular to shareholders all compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by the issuer, or a subsidiary of the issuer, to each Named Executive Officer (as such term is defined in the Instrument) and director, in any capacity, including, for greater certainty, all plan and non-plan compensation, direct and indirect pay, remuneration, economic or financial award, reward, benefit, gift or perquisite paid, payable, awarded, granted, given, or otherwise provided to the NEO or director for services provided, directly or indirectly, to the issuer or a subsidiary of the issuer. Such disclosure will not be as extensive as that required of a U.S. domestic issuer. Our officers, directors and principal shareholders are also be exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we will be exempt from filing quarterly reports with the SEC under the Exchange Act. Moreover, we will not be required to comply with Regulation FD, which restricts the selective disclosure of material information, although we intend to voluntarily adopt a corporate disclosure policy substantially similar to Regulation FD. These exemptions and leniencies will reduce the frequency and scope of information and protections to which you may otherwise have been eligible in relation to a U.S. domestic issuer.

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

The Company’s directors and officers control a large percentage of the Company’s issued and outstanding Subordinate Voting Shares and the Enhanced Voting Preference Shares and as a result, may have the ability to control or influence matters affecting the Company and its business.

The Company’s directors and officers own 145,047 Subordinate Voting Shares representing approximately 14% of all issued Subordinate Voting Shares and 4,412 Enhanced Voting Preference Shares representing 100% of all issued Enhanced Voting Preference Shares, which together represent 29% of the outstanding voting rights. As a result, the Company’s directors and officers (or their affiliates), will have significant influence over the Company and its affairs. As long as the Company’s directors and officers (or their affiliates), collectively own or control greater than 20% of the Company’s outstanding Voting Rights, the Company’s directors and officers will have the ability to exercise substantial control over all corporate actions requiring shareholder approval, irrespective of how our other shareholders may vote. This control may include the election and removal of directors, the size of the board of directors, any amendment to the Company’s Articles, or the approval of any significant corporate transaction, including a sale of substantially all of our assets. Additionally, the interests of the Company’s directors and officers may not align with the interests of the Company’s other shareholders.

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

There is no certainty that all our patent applications for the Sensera Device will eventually be granted.

There is no certainty that the device will be marketed together with CBD due to the regulation and approvals required in each country.

Risks Related to the Company’s CRM Software Businesses

BYND Israel is dependent on a single client for the majority of our current revenues and any changes to that relationship could have a significant impact on current revenues.

For the year ended December 31, 2025, over 80% of BYND Israel’s revenue was derived from one major customer, Harel Insurance Company Ltd. Any changes to that relationship could have a significant impact on BYND Israel’s current revenues.

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

Our board of directors took the decision to suspend activities related to construction of the Company’s planned cannabis growing facility. This decision was taken in light of management’s observation of significant negative changes in the medical cannabis market around the world, and particularly in Israel (including significant consolidation in the Israeli cannabis market, especially among growing farms, and the closure of a number of farms due to economic unfeasibility of performing). As reported by the Jerusalem Post*, Israel’s cannabis industry is dismantling itself from within. In addition, we lack the funds for the required budget for the construction of the facility. Furthermore, in light of the ongoing war involving the State of Israel and the proximity of the area designated for cultivation to the border with Gaza, this is not right time to construct a cannabis growing facility. The Company’s board of directors revisited the suspension in April 2025 and finally again in December 2025 and decided not to go ahead with the construction of the cannabis growing facility.

*https://www.jpost.com/business-and-innovation/all-news/article-726866

https://m.calcalist.co.il/Article.aspx?guid=ryksx0089t

https://www.homee.co.il/%D7%AA%D7%A2%D7%A1%D7%95%D7%A7%D7%94-%D7%95%D7%99%D7%96%D7%9E%D7%95%D7%AA/%D7%A9%D7%95%D7%A7-%D7%91%D7%A7%D7%A0%D7%90%D7%91%D7%99%D7%A1-%D7%91%D7%99%D7%A9%D7%A8%D7%90%D7%9C

https://mobile.mako.co.il/cannabis-news/Article-e59ce91a9558881026.htm

https://www.globes.co.il/news/article.aspx?did=1001457048

https://www.globes.co.il/news/article.aspx?did=1001445389

https://m.calcalist.co.il/Article.aspx?guid=syetmqbf2

https://www.xn—4dbcyzi5a.com/5-%D7%A1%D7%99%D7%91%D7%95%D7%AA-%D7%9E%D7%93%D7%95%D7%A2-%D7%97%D7%91%D7%A8%D7%95%D7%AA-%D7%94%D7%A7%D7%A0%D7%90%D7%91%D7%99%D7%A1-%D7%91%D7%99%D7%A9%D7%A8%D7%90%D7%9C-%D7%9C%D7%90-%D7%9E%D7%A6%D7%9C/

https://www.xn—4dbcyzi5a.com/%D7%90%D7%97%D7%A8%D7%99-%D7%A9%D7%94%D7%A4%D7%A1%D7%99%D7%93%D7%94-%D7%9E%D7%90%D7%95%D7%AA-%D7%9E%D7%99%D7%9C%D7%99%D7%95%D7%A0%D7%99-%D7%A9%D7%A7%D7%9C%D7%99%D7%9D-%D7%97%D7%91%D7%A8%D7%AA-imc/

https://www.קנאביס.com/אחרי-14-שנים-בתחום-בול-פארמה-הודיעה-על-חד/

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

We expect to incur significant accounting, legal, insurance and other expenses as a result of being a public company, which could cause our results of operations and financial condition to suffer. Compliance with applicable securities laws in the United States, Canada substantially increase our expenses, including our accounting and legal costs.

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

The Company through its subsidiaries (i) develops the Sensera (formerly EZ-G) device, a unique, patent-pending device that, combined with proprietary software, regulates the flow of lubricants and oils into the soft tissues of the female sexual organs, and (ii) develops, markets and sells a proprietary client relationship management, or CRM, software known as “Benefit CRM”.

All of the Company’s business operations are currently located in Israel. All of its revenues are generated in that country.

Sensera Business

On September 22, 2022, the Company completed its acquisition of Israeli based Zigi Carmel Initiatives & Investments Ltd. through Zigi Carmel we own the Sensera device, a unique, patent-pending device that, combined with proprietary AI software, regulates the flow of lubricants and oils into the soft tissues of the female sexual organs.

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

The Company’s board of directors took the decision to suspend activities related to construction of the cannabis growing facility. This decision was taken in light of management’s observation of significant negative changes in the medical cannabis market around the world, and particularly in Israel, that have taken place since the time the Company was established, in addition to the lack of funds for the required budget for the construction of the facility, and in light of the ongoing war involving the State of Israel and the proximity of the area designated for cultivation to the border with Gaza. The Company’s board of directors reconsidered the suspension in July 2024, April 2025 and finally in December 2025 and decided not to go ahead with the construction of the cannabis growing facility.

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

As a result of the Share Exchange, the former BYND Israel shareholders were issued 190 Company Shares thereby acquiring control of the Company and BYND Israel became a wholly owned subsidiary of the Company. The Share Exchange was accounted for as a reverse acquisition of the Company.

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

The Following Transactions took place prior to and in connection with the share exchange (note that all numbers of Subordinate Voting shares issued and dollar amounts raised through such issuances detailed in this section have been retroactively adjusted for the 1:190 reverse stock split that went into effect on March 22, 2024, the 1:17 reverse stock split that went into effect on August 26, 2024 and the 1:500 reverse split that went into effect on April 22, 2025):

●	On April 22, 2019, BYND Israel entered into a convertible loan agreement with an investor (the “Convertible Loan Agreement”) to borrow USD$100,000 to facilitate the completion of the Business Combination Transaction and the listing of the shares of the Company on the CSE.

●	On June 30, 2020, Fundingco completed a private placement financing wherein it issued 41 Fundingco special warrants to investors, at an issue price of $3,791 per special warrant, for gross proceeds of $155,424.

●	On October 1, 2020

○	BYND Israel assigned its obligations under the Convertible Loan Agreement to Fundingco and recorded a gain of $116,473 related to the debt assignment. As the consideration for the debt assignment, BYND Israel issued a demand promissory note to Fundingco with the principal amount of $155,548 equal to the principal amount of the convertible debenture together with all unpaid interest owing to the creditor. The demand promissory note is unsecured and bears no interest.

○	Fundingco settled the amount owing to the investor under the Convertible Loan Agreement, by issuing 6 Fundingco special warrants, to the investor.

●	On March 29, 2021, Fundingco completed a private placement financing wherein it issued 6 Fundingco special warrants to investors, at an issue price of $76,826 per special warrant, for gross proceeds of $460,956.

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

On September 22, 2022, the Company completed its acquisition of Zigi Carmel in consideration for the issuance to Carmel Zigdon of 5 Subordinate Voting Shares at a deemed price per share of $7,647,025 and US $100,000 to cover his legal expenses. As part of the closing of the acquisition, Mr. Zigdon was appointed as a director of the Company. Zigi Carmel owns the Sensera device. See Description of Business – Sensera device business.

On February 5, 2023, the Company’s wholly owned subsidiary, Cannasoft Pharma Holdings Ltd., received a contactless business license. This license allows us to engage in the cannabis industry for the purpose of trading and brokering transactions in Israel, importing from abroad, and purchasing and selling cannabis without touching the substance. The contactless license was valid for one year and expired on February 5, 2024. Due to the general stage of the medical cannabis market in Israel the license was not renewed.

On July 19, 2023. the Company issued 18 Subordinate Voting Shares at a price of US$142,500 per Subordinate Voting Share following the closing of an underwritten public offering with gross proceeds to the Company of $3,424,201, before deducting underwriting discounts and other estimated expenses paid by the Company in the amount of $405,636, for net proceeds of $3,018,565.

On September 26, 2023, we signed a non-binding Memorandum of Understanding (MOU) with Foria, a plant-based sexual wellness company, outlining plans to form a strategic alliance to enhance the understanding and collaborate on opportunities available in the fast-growing female wellness industry. The alliance plans to integrate Foria’s knowledge and experience in the sexual wellness space, along with the brand’s beloved organic botanical and CBD-based products, with the our patent pending Sensera therapeutic solution device, which utilizes AI to help address women’s health issues. Foria’s team plans to develop oil capsules designed for use in the Sensera Devices, which leverage proprietary software to regulate the flow of low concentrations of CBD oil, hemp seed oil, and other natural oils into the soft tissues of the female reproductive system. The device is expected to provide users with a personalized experience that meets various needs related to sexual pleasure and potentially address a wide variety of women’s health issues. The MOU didn’t materialize to any transaction.

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

On December 21, 2023, the Company closed a registered direct public offering of 30 units at a price of US$49,400 per unit, each consisting of one Subordinate Voting Share and one Subordinate Voting Share purchase warrant entitling the holder thereof to purchase one Subordinate Voting Share at an exercise price of US$49,400. The Company raised gross proceeds of $1,996,650 under this offering, before deducting underwriting discounts and other estimated expenses paid by the Company in the amount of $319,464, for net proceeds of $1,677,186.

On March 14, 2024, the Company closed a firm commitment underwritten U.S. public offering with gross proceeds to the Company of approximately US$7,000,000 ($ 9,458,400), before deducting underwriting discounts and other estimated expenses payable by the Company. The base offering consisted of (a) 16,166,667 Subordinate Voting Shares (or 10 Subordinate Voting Shares post reverse splits), (b) 100,500,000 pre-funded warrants (or 62 post reverse split), (c) 16,166,667 (or 10 post reverse split) A warrants to purchase one subordinate voting share (the “March 2024 A Warrants”) at US$0.09 per subordinate voting share (US$765 on a post-split basis), and (d) 32,333,334 (or 20 post reverse split) B warrants to purchase one subordinate voting share (the “March 2024 B Warrants”) at US$0.102 per c subordinate voting share (US$164,730 on a post-split basis). All pre-funded warrants were exercised. To date, 7,186 March 2024 A Warrants (on a post-split basis) have been exercised on a cashless basis. 30 March 2024 B Warrants have been exercised at an exercise price of $US1.3643 per subordinate voting share. As a result, as of the date hereof, March 2024 A Warrants to purchase all but 109 subordinate voting shares and March 2024 B Warrants to purchase all but 233 subordinate voting shares were either exercised or exchanged under the terms of the Exchange Agreement.

As of the close of trading on March 14, 2024, the Subordinate Voting Shares were voluntarily delisted from the Canadian Securities Exchange (“CSE”).

On March 22, 2024, the Company effected a 1-for-190 reverse stock split of its outstanding Subordinate Voting shares.

On May 27, 2024, pursuant to an Agreement Dated May 27, 2024, the Company issued 450,000 Subordinate Voting Shares (53 Subordinate Voting Shares post reverse splits) (valued at US$400,500 or $546,122) as a guarantee to the co-owner of a farm following the Company’s decision to suspend the construction of a cannabis farm on that property. Under the Agreement, the shares are to be held in escrow by the Company until the earlier of (a) the third anniversary of the Settlement Agreement, or (b) the date on which the Company’s board of directors resolves not to construct the cannabis farm. The number of shares to be released is subject to adjustment in the event that the market price of the Company’s Subordinate Voting Share is lower than US$15.13 per share on the date of release.

Effective July 22, 2024, the Company changed its name to Femto Technologies Inc.

On August 26, 2024, the Company effected a 1-for-17 reverse stock split of its outstanding subordinate voting shares.

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

Also, on February 26, 2025, the Company entered into an exchange agreement (the “Exchange Agreement”) with certain holders of tranches of warrants to purchase subordinate voting shares previously issued by the Company in March 2024 and December 2023 (collectively, the “Old Warrants”). Under the Exchange Agreement, such holders agreed to exchange with the Company some of the outstanding Old Warrants for 2,495,933 new warrants (the “Exchange Warrants”) to purchase subordinate voting shares, substantially similar to the Series B Warrants issued in the Private Placement. If the exercise price of the Exchange Warrants are adjusted to the floor of $0.76, up to 123,253,146 subordinate voting shares (246,506 Subordinate Voting Shares post reverse split) would be issuance upon the exercise of the Exchange Warrants. As a result of the Exchange Agreement, Old Warrants that were exchanged were cancelled as of that date.

On April 22, 2025, the Company effected a 1-for-500 reverse stock split of its outstanding subordinate voting shares.

Our Subordinate Voting Shares were delisted from the Nasdaq Capital Market effective June 23, 2025, and now trade on the OTC market. As a result of the delisting, the liquidity and market price of our Subordinate Voting Shares may be adversely affected, and it may be more difficult for us to raise capital through the issuance of equity or equity-linked securities.

During the year ended December 31, 2025, the Company repurchased 19,747 subordinate voting shares for $127,785 and returned them to treasury.

On March 18, 2026, the Company was notified that United States Patent No. D1,091,841 was granted as of September 2, 2025 with a term ending on September 2, 2040. The Patent is for “Female Treatment Device”

On March 27, 2026, the Company entered into a share purchase agreement (the “Share Purchase Agreement”) with Gilad R.G. Planning and Implementation of Technologies and Software 2025 Ltd. (“Gilad”) and its shareholder (the “Vendor”), to acquire an equity interest in Gilad (the “Acquisition”) in order to strengthen the field of software services provided by Femto through its subsidiary, BYND – Beyond Solutions Ltd., and in order to remain relevant in light of the significant changes that the software field is undergoing due to the prevalence of artificial intelligence engines.

Pursuant to the Acquisition, Femto acquired:

1.	from Gilad, 43 previously unissued common shares of Gilad (the “Gilad Shares”) for a total purchase price of US$1,000,000 which will be used to complete development and sales in accordance with a budget to be approved by the parties (the “Treasury Shares Purchase Price”), to be paid in four equal quarterly instalments of US$250,000; and

2.	from the Vendor, 14 Gilad Shares in consideration for:

a.	the payment to the Vendor of the sum of US$250,000; and

b.	the issuance to the Vendor of 169,811 subordinate voting shares in the capital of Femto (the “Subordinate Voting Shares”) at deemed price of US$0.589 per Subordinate Voting Share (the “Payment Shares”), being the volume weighted daily average market price of the Subordinate Voting Shares for the 30 trading days preceding the date of the Share Purchase Agreement.

Upon closing of the Acquisition (the “Closing”), Femto held 40% of the issued and outstanding Gilad Shares.

B.	Business Overview

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

In Fiscal 2025, the Company, through BYND Israel, earned total revenues from all operations of $846,531. The largest source of revenue was derived from customization of BYND Israel’s Benefit CRM Software for individual clients. Fees charged for product customization contributed more than 67% of total revenues or $565,927. BYND Israel’s second largest source of revenue was sales of software licenses to clients, which accounted for 20% of total revenues or $170,051. Most of the company’s other income was generated by sales of Benefit CRM Software licenses to customers. Over 80% of BYND Israel’s revenue is currently derived from its major customer, Harel Insurance Company Ltd.

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

BYND Israel’s New Cannabis CRM Software Business

Utilizing the knowledge that BYND Israel has developed over the past 20 years in the CRM software space, it has developed the New Cannabis CRM Platform, a new, CRM software platform, which is being designed to serve the unique needs of the medical cannabis sector.

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

The Cannabis CRM software is ready, however due to significant negative changes in the medical cannabis market around the world, and particularly in Israel, the company decided not to invest efforts or capital to market it at this stage.

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

On February 5, 2023, the Company received the license and is working to build a private label of medical cannabis inflorescences for marketing in pharmacies in Israel. This license expired on February 5, 2024, the Company has decided not to reapply for a new license.

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

The Company also was given a EN ISO 9001:2015 Certificate for buying and marketing cannabis or cannabis products without direct contact that expired on August 3, 2025.

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

On December 2025, The Company’s board of directors decided not to construct the cannabis growing facility. If the decision is made to proceed with the construction of the cannabis growing facility, the required permits necessary to begin the construction will need to be obtained once the Initial Authorizations have been formally transferred from Dalia Bzizinsky to BYBY. This transfer must be approved by the Israeli Ministry of Health Medical Cannabis Unit which will occur following approval of the Ministry of Agriculture to a change in land designation. BYBY estimates it will cost approximately $100,000 to complete the permitting process, which costs would be funded from general working capital.

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

Our new Sensera business

On September 22, 2022, the Company completed its acquisition of Israeli based Zigi Carmel Initiatives & Investments Ltd. through Zigi Carmel we own the Sensera device, a unique, patent-pending device that, combined with proprietary AI software, regulates the flow of lubricants and oils into the soft tissues of the female sexual organs.

The Company continues to pursue patent application approvals, including the filing of 11 national phase applications in different countries and jurisdictions including Europe, Japan, China and the US. The Company filed “Medical Adult Toy” and “Smart Adult Toy” national phase patent applications in January 2024. We estimate the remaining cost to pursue patent application approvals in all 11 jurisdictions to be $50,000. The patent approval process follows these steps: filing of an application, examination, publication and approval or rejection of the patent application. The timeline for the patent process from filing to approval varies depending on the jurisdiction (Europe 3-5 years, US and Japan 2-3 years, China up to 2 years). The Company established a marketing and sales system for the Sensera device. The Company’s ‘Go to Market’ strategic plan is based on combined B2C sales via direct to consumer digital shelves supported by influencer and affiliate marketing. in a later stage Amazon shop will be launched parallelly to other marketing efforts.

Technological Architecture: The Sensera as an AI-Based Biofeedback System

The Sensera device is defined as the world’s first smart self-care device designed to adapt to the user’s physiological dynamics in real time. The technology is not based solely on mechanical vibration, but also on active data collection that processes information from a series of biometric sensors embedded in the device. The device is designed in an ergonomic Y-shape, made of soft medical silicone, designed for maximum compatibility with the female anatomical structure.

Smart Release System (SRS)

At the core of the Sensera is the patented SRS (Smart Release System). Unlike traditional devices that require external application of lubricants or treatments, the Sensera features an internal pump and a sophisticated injection system that activates the automatic release of materials from alternating pods. Using humidity and friction sensors, the system detects when additional fluid is needed and releases it at two strategic points – internal and external – to ensure maximum comfort and prevent irritation.

Integration with AI and a dedicated app

The device works in full synergy with the iOS app, which serves as the control and analysis center. The user begins by filling out a preference and needs questionnaire, which forms the initial basis of the AI algorithm. During use, the biofeedback data (heart rate, pelvic floor muscle contractions, and respiratory rate) is transferred from the device to the app via Bluetooth. The algorithm analyzes the physiological responses and improves the work plans for subsequent uses, so that the device actually “learns” the user’s body and becomes more personalized over time.

Sensera’s technological prowess earned it the title of “Innovation Awards Honoree” at CES 2025 in the Artificial Intelligence category. The recognition by a prestigious technology body such as the Consumer Technology Association (CTA) is a testament to the product’s engineering innovation and market potential, especially given that over 3,400 applications were submitted that year.

Intellectual Property: Patents and Strategic Protection

Femto Technologies has invested considerable resources in strengthening its legal position through global patent registration. In May 2025, the company announced that it had received two significant Notice of Allowance from the U.S. Patent and Trademark Office (USPTO).

1.	SRS Technology Patent: The approval granted on May 7, 2025, covers the smart release mechanism that forms the heart of the device. This patent is “Utility Patent”, which protects the device’s unique functionality – the ability to regulate fluid release based on sensor data.

2.	Design Patent: The approval granted on May 13, 2025, protects the Sensera’s unique look and structure. Design protection is critical in the consumer goods market, as it prevents other companies from producing replicas that look similar that could mislead consumers.

The potential of CBD in the health of the female reproductive system

Femto Technologies’ vision goes beyond the world of pleasure accessories. The company plans to turn the Sensera into a therapeutic device that will use capsules containing CBD (Cannabidiol) oils in low concentrations. The goal is to inject CBD directly into the soft tissues of the female genitalia to treat a wide range of problems.

The Scientific Rationale for Using Topical CBD

Cannabinoids, primarily CBD, interact with the body’s endocannabinoid system (ECS), whose receptors (CB1 and CB2) are in high concentrations in the female reproductive system. Six studies suggest that topical CBD treatment may help in the following conditions:

●	Fungal infections (Candida): A study published under the PMC7924206 identifier showed that CBD significantly inhibits the formation of the candida albicans biofilm and disrupts an existing biofilm. CBD impairs the morphology of the fungus and prevents it from becoming its invasive form (Hyphae).

●	Bacterial vaginosis: Studies on the Gardnerella vaginalis bacterium have shown a high sensitivity to CBD, which causes a decrease in the metabolic activity of the bacterium and the elimination of the biofilm it produces.

●	Dryness and inflammation: CBD is known for its anti-inflammatory properties and may help repair tissues, relieve vaginal dryness (especially in menopausal women), and treat scar tissue.

●	Sexual pain and anxiety: By activating receptors in the ECS system, CBD may reduce local stress and improve the experience of sexual touch for women who suffer from pain.

Collaborate with medical experts

To validate the therapeutic aspect, the company has hired Dr. Alexandra Dubinskaya as a medical consultant. Dr. Dubinskaya is a specialist in urogynecology and reconstructive surgery at the Cedars-Sinai Center in Los Angeles. Her studies have shown that the use of vibrating devices can significantly improve blood flow to the pelvic floor, strengthen muscles, and improve tissue quality in conditions such as vaginal atrophy and lichen sclerosis.

It is important to note that Dr. Dubinskaya clarified that her research was not carried out directly on the Sensera device, but the physiological mechanisms she studies are very relevant to its operation. The company relies on this knowledge to build the protocol for the future treatment of CBD capsules.

CES Exhibition and Global Marketing Activities

The unveiling at CES 2025 was a defining moment for Femto Technologies. The exhibition allowed the company to showcase the Sensera not only as a gadget, but as a holistic technology solution. The Sensera was also showcased at the ShowStoppers event at CES, which is designed for journalists and opinion leaders, which led to extensive media coverage in technology and women’s health magazines.

The company launched its official sales website (senserawellness.com), powered by the Shopify platform, and began selling “starter kits” at a retail price of $299. The marketing strategy is based on the “Razors and Blades” model – the device is sold as a one-time device, while the Lubricant capsules are recurring revenue through individual purchases or monthly subscriptions.

Patent and Design Applications – Provisional and PCT

Country	Subject	App. No.	Filed	Publication No.	Pub. Date	Status/Next action
Patent Cooperation Treaty	SMART ADULT TOY	PCT/IL2023/050016	05/01/2023	WO2023131950	13/07/2023	National Phase entered Expiration 20 years from the PCT filing date 1.1.2043

Patent Cooperation Treaty	MEDICAL ADULT TOY	PCT/IL2022/050783	20/07/2022	WO 2023/002485	26/01/2023	National Phase entered Expiration 20 years from the PCT filing date 20/07/2042

Medical Adult Toy national patent applications:

Country	App. No.	Our Ref.	Filed	Publication No.	Pub. Date	[Expiry Date]	Status/Next action
United States of America	63/223,822	2813834	20/07/2021				Term Ended

Patent Cooperation Treaty	PCT/IL2022/050783	2864079	20/07/2022	WO 2023/002485	26/01/2023		National Phase entered

Australia	2022314317	2994627	20/07/2022			[20/07/2042]	Deadline for requesting examination: Jul 20, 2027

Canada	3,221,838	2994630	20/07/2022			[20/07/2042]	Deadline for requesting examination: Jul 20, 2026

European Patent Office	22845568.9	2994654	20/07/2022	4373454	29/05/2024	[20/07/2042]	Awaiting examination

India	202317083896	2994660	20/07/2022			[20/07/2042]	Awaiting first Office Action

Israel	309183	2994674	20/07/2022			[20/07/2042]	Awaiting first Office Action

Japan	2023-576213	2994680	20/07/2022			[20/07/2042]	Awaiting examination

New Zealand	806417	2994690	20/07/2022			[20/07/2042]	Deadline for requesting examination: Jul 20, 2027

Republic of Korea	10-2023-7045274	2994700	20/07/2022	10-2024-0035412	15/03/2024	[20/07/2042]	Awaiting examination

Singapore	11202309414Q	2994714	20/07/2022			[20/07/2042]	Awaiting first communication

United States of America	18/567,766	2994728	20/07/2022	12,350,220	08/07/2025	[20/07/2042]	Granted

Smart Adult Toy national patent applications:

Country	App. No.	Our Ref.	Filed	Publication No.	Pub. Date	Next Renewal	Status/Next action
Patent Cooperation Treaty	PCT/IL2023/050016	2906680	05/01/2023	WO2023121950	13/07/2023		National Phase entered

Australia	2023205476	3022265	05/01/2023			05/01/2027	National Phase entered; Deadline for requesting examination: Jan 05, 2028

Canada	3,247,151	3022272				05/01/2027	National Phase entered; Deadline for requesting examination: Jan 05, 2027

European Patent Office	23737259.4	3022296	05/01/2023	4460280	13/11/2024		Application filed; Response due July 9, 2026

India	202417053599	3022303	05/01/2023				National Phase entered; Office action due Sep 23, 2026

Israel	314148	3022319	05/01/2023				Application filed; Expected date for 1st Official Action: Jul 06, 2027

Japan	2024-540959	3022320	05/01/2023				National Phase entered;

New Zealand	812746	3022331	05/01/2023			05/01/2027	National Phase entered; Deadline for requesting examination: Jan 05, 2028

Republic of Korea	10-2024-7026415	3022340	05/01/2023				National Phase entered;

Singapore	11202404709W	3022350	05/01/2023				National Phase entered

United States of America	18/726,930	3022360	05/01/2023	US-2024-0177238-A1	05/06/2025		National Phase entered

Design Applications

Country	Subject	App. No.	Filed	Design No.	Grant Date	Status/Next action
United States of America	FEMALE TREATMENT DEVICE	35/520,188	11/02/2024	D1,091,841	02/09/2025	Registered

International Design European Union United Kingdom	FEMALE TREATMENT DEVICE	WIPO144151	11/02/2024	DM/235494	11/02/2024	Registered

China	Lubricant Capsule	202330522171.0	15/08/2023	ZL 202330522171.0	25/06/2024	Registered

United Kingdom	Lubricant Capsule	235655			31/03/2024	Registered

International Design Deposit	Lubricant Capsule	WIPO144152	11/02/2024	DM/235655	11/02/2024	Registered

European Union	Lubricant Capsule	WIPO144152	11/02/2024	DM/235655	11/02/2024	Registered

United States of America	Lubricant Capsule	35/520,369	11/02/2024	D1,075,514	20/05/2025	Allowance

Device overview

Sales and Customers

A recent Zion Market Research study indicates the market size of global femtech was worth $10.8 billion in 2021 and is estimated to exceed $19.5 billion by 2028 with a compound annual growth rate (CAGR) of approximately 10.3 percent (https://www.prnewswire.com/news-releases/statistics-on-gynecology-devices-market-size—share-worth-over-usd-19501-20-million-by-2028—exhibit-a-cagr-of-10-30-industry-trends-demand-value-analysis—forecast-report-by-zion-market-research-301601656.html).

The Company established a marketing and sales system for the Sensera device. The Company’s ‘Go to Market’ strategic plan is based on combined B2C sales via direct to consumer digital shelves supported by influencer and affiliate marketing. in a later stage Amazon shop will be launched parallelly to other marketing efforts.

As part of the acquisition of Zigi Carmel, the Company received an independent valuation report with respect to the pending patents owned by Zigi Carmel. That report concluded that the valuation was USD$ 34,114,000 as of the date of the acquisition.

As of December 31, 2023 the value of the pending patents was updated to US$25,301,000.

As of December 31, 2024 the value of the pending patents was updated to US$17,557,000.

As of December 31, 2025 the value of the pending patents was updated to US$14,446,788.

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

Employees

As at December 31, 2025, the Company had 7 full-time employees and no part-time employees.

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

The following discussion should be read in conjunction with our Audited Consolidated Financial Statements for the fiscal years ended December 31, 2025 and 2024 and the notes thereto included under “Item 17”. Unless otherwise indicated, discussion under this Item is based on Canadian dollars and is presented in accordance with International Financial Reporting Standards.

A.	OPERATING RESULTS

For the fiscal year ended December 31, 2025, the Company recorded net income of $12,922,294, compared to a net loss of $47,590,257 in the fiscal year ended December 31, 2024, and had a cash balance as at December 31, 2025 of $15,231,108 (December 31, 2024 - $4,617,034 ).

The following provides an overview of the Company’s financial results for the years ended December 31, 2025 and 2024:

Revenue

The Company has derived its revenue from the sources as summarized in the following:

	December 31, 2025	December 31, 2024
Software development	$565,927	$727,073
Software license	170,051	165,410
Software supports	55,386	45,513
Cloud hosting	46,477	48,550
Others	8,690	12,293
	$846,531	$998,839

●	Revenues during the period were $846,531 as compared to $998,839 for the same period in 2024. This decrease is mainly a result of decreased revenues from software development in the amount of $161,146, and due to foreign exchange loss between the NIS and $CAD.

●	Approximately 80% of our sales during the period and 67% of our sales for the same period in 2024 were to our largest customer and as a result, we are highly dependent on this customer to continue our operating activities.

●	Development of the Company’s New CRM Platform is now complete and we began to generate revenues from it in 2023.

●	Development of the Company’ New Cannabis CRM Platform is now complete and is currently being tested at the Weizmann Institute of Science, however, we do not expect to generate revenues from the platform in the foreseeable future.

●	The Company’s proposed development of a medical cannabis facility is on hold and we do not expect to generate revenues from the sale of cannabis or cannabis infused products from the cannabis facility in the near future.

Cost of Revenue

●	Cost of revenues for the period amounted to $748,148 as compared to $848,137 for the same period in 2024. This decrease is mainly a result of a $95,172 decrease in subcontractors expenses.

●	For the fiscal year ended December 31, 2025, the Company’s gross margin was 12%, as compared to 15% for the fiscal year ended December 31, 2024.

Operating Expenses

●	For the fiscal year ended December 31, 2025, general and administrative expenses increased to $2,650,592 from $1,992,163 for the same period in 2024. The increase was mainly due to a $579,855 increase in compensation to senior management and directors.

●	Professional fees increased to $1,772,106 from $966,718 for the same period in 2024, mainly due to a $652,324 increase in fees in the area of financial advisory, M&A and corporate finance.

●	Consulting and marketing expenses increased to $1,415,591 from $1,094,957 for the same period in 2024 due to a $506,841 increase in investor relations and public relations expenses, partially offset by a $179,778 decrease in Sensera project management and consulting.

●	Depreciation and amortization expenses decreased to $1,583 from $4,187 for the same period in 2024.

●	Share-based compensation expenses decreased to $2,286,389 from $3,709,278 for the same period in 2024 due to lower amounts of RSUs granted to officers and directors of the Company.

●	Research and development expenses increased to $3,064,510 from $2,582,601 for the same period in 2024 due to development of the Sensera Device.

●	Impairment losses were $5,462,000 compared to $8,200,336 for the same period in 2024 due to impairment of our intangible assets.

●	Settlement agreement expenses decreased to Nil from $854,984 for the same period in 2024 due to the settlement agreement with Dalia Bzizinsky.

Other Income (Loss) items

●	Foreign exchange loss was $909,796 compared to a gain of $431,240 for the same period in 2024, mainly due to loss from term deposits in USD.

●	Finance income was $678,352 compared with $185,429 for the same period in 2024, mainly due to higher interest income from term deposits.

Finance expenses were $30,153 compared with $14,996 for the same period in 2024, mainly due interest on bank loans.

●	Change in fair value of derivative warrants liabilities was a gain of $30,414,880 compared to a loss of $28,866,166 for the same period in 2024 due to the decline in the Company’s share price.

●	Change in fair value of settlement agreement derivative were a loss of $643,519 compared to $69,955 for the same period in 2024 due to the settlement agreement with Dalia Bzizinsky from May 27, 2024.

Liquidity And Capital Resources

As at December 31, 2025, the Company had a cash balance of $15,231,108 (December 31, 2024: $4,617,034).

Item	Year Ended December 31, 2025 (CAD$)	Year Ended December 31, 2024 (CAD$)
Cash used in operating activities	(9,530,038)	(6,552,747)
Cash used in investing activities	(1,330)	-
Cash provided by financing activities	20,565,304	7,729,132
Net increase in cash	11,033,936	1,176,385

●	The Company experienced negative cash flows from operating activities during the fiscal year ended December 31, 2025 in the amount of $9,530,038, primarily due to cash outlays included general business and administrative expenses, consulting fees, business and product development, and professional fees.

●	The Company believes that it will be able to generate sufficient cash flows to maintain its current capacity.

●	On July 19, 2023, the Company issued 1,733,334 Subordinate Voting Shares (1 Subordinate Voting Shares post reverse splits) at a price of US$1.50 per share following the closing of an underwritten U.S. public offering with gross proceeds to the Company of $3,424,201, before deducting underwriting discounts and other estimated expenses paid by the Company in the amount of $405,636, for net proceeds of $3,018,565.

●	On December 21, 2023, the Company issued 2,884,616 Subordinate Voting Shares (2 Subordinate Voting Shares post reverse splits) at a price of US$0.52 (US$839,800 post reverse splits) per share following the closing of a registered direct public offering with gross proceeds to the Company of $1,996,650, before deducting underwriting discounts and other estimated expenses paid by the Company in the amount of $319,464, for net proceeds of $1,677,186.

The offering was for the sale of 2,884,616 units (2 units post reverse splits), each consisting of one Subordinate Voting Share and one warrant to purchase one Subordinate Voting Share at an exercise price of US$0.52 (US$839,800 post reverse splits).

●	On March 14, 2024, the Company announced the closing of a firm commitment underwritten U.S. public offering with gross proceeds to the Company of approximately US$7 million, before deducting underwriting discounts and other estimated expenses payable by the Company. The base offering consisted of 116,666,667 units (72 units post reverse splits), each consisting of one Subordinate Voting Share and three Subordinate Voting Share purchase warrants, at a price to the public of US$0.06 per unit (US$96,900 post reverse splits). The Company intends to use the net proceeds from this offering primarily for product design and manufacturing of the Sensera Device, sales and marketing campaigns, patent prosecution and working capital.

On February 28, 2025, the Company completed the transactions contemplated under a securities purchase agreement with institutional investors for the purchase and sale of approximately US$17 million of Subordinate Voting Shares and pre-funded and investor warrants at a price of us$4.17 per Subordinate Voting Unit. The offering consisted of the sale of Subordinate Voting Units (or Pre-Funded Units), each consisting of (i) one Subordinate Voting Share or Pre-Funded Warrant, (ii) one Series A Warrant to purchase one Subordinate Voting Share per warrant and (iii) one Series B Warrant to purchase one Subordinate Voting Share per warrant. The offering price per Subordinate Voting Unit was US$4.17 (or US$4.16999 for each Pre-Funded Unit, which is equal to the offering price per Subordinate Voting Unit sold in the offering minus an exercise price of US$0.00001 per Pre-Funded Warrant). The Pre-Funded Warrants are immediately exercisable. The initial exercise price of each Series A Warrant is US$5.21 per Subordinate Voting Share. The Series A Warrants are exercisable immediately and expire 60 months after the Release Date (as defined in the Purchase Agreement) and may be exercised on a cashless basis if there is not then an effective registration covering the resale of the Subordinate Voting Shares underlying the Series A Warrants. The number of securities issuable under the Series A Warrant is subject to adjustment as described in the Series A Warrant. The initial exercise price of each Series B Warrant is US$12.51 per Subordinate Voting Share. They also include an alternative cashless exercise option, allowing the holder to exercise the Series B Warrant at any time and receive three Subordinate Voting Shares for each Subordinate Voting Share then underlying the Series B Warrant without additional consideration. The Series B Warrants are exercisable immediately and expire 30 months after the Release Date. The number of securities issuable under the Series B Warrant is subject to adjustment as described in the Series B Warrant.

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

Name, Age, Position(s) with the Company	Date Elected or Appointed (mm/dd/yy)	% of Time to be Devoted Company	Principal Occupation or Employment for the Past Five Years
Yftah Ben Yaackov, 47 CEO and Director	03/29/21	100%	CEO at Femto Technologies
Avner Tal, 63 VP Sales & Marketing, CTO and Director	03/29/21	100%	Acting CEO, Chief Technology Officer and Vice President - Sales & Marketing at BYND Israel.
Gabi Kabazo, 53 Chief Financial Officer, Director and Corporate Secretary	03/29/21	100%	CFO at Femto Technologies
Stefania Szabo, 53 (1)) President and Director	06/23/21	5%-10%	VP, HR and Organizational Development with JESSON + Company Communications Inc.
Carmel Zigdon, 29 Director	9/22/22	5%-10%	Manager at ZCRAVE.com
Mor Bzizinsky, 39 Director	02/08/24	5%-10%	Attorney in Private Practice

(1)	Member of the Audit Committee
(2)	Audit Committee Chair

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

Avner Tal, VP Sales & Marketin and Chief Technology Officer

Mr. Tal is the acting CEO, as well as CTO and co-founder of BYND Israel and is VP Sales & Marketing and CTO of the Company. In the 1980s Mr. Tal attended college in Ort Bialik, where he studied electronics. Upon graduation he served with the Israeli Navy branch of the IDF and was part of a team which developed new missile systems and related technologies. As part of his permanent military service in the Navy, he worked on a project involving the assimilation of optical fibers developed by the Fibronix Company. After he retired from the permanent army, Marcel (Moti) Maram (whom Mr. Tal had met while serving in the IDF) recruited Mr. Tal to join him at Exatech. Together, they helped develop the first computer in the world to implement the Microsoft MS-DOS operating system as well as the first computer which could be connected through a network. In 1986 he and Mr. Maram co-founded MDA Electronics and in 2000, they co-founded BYND Israel.

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

Stefania Szabo, Director and Chair of Audit Committee

Dr. Szabó, a director and chair of the audit committee of the company, is a government services, management, international business and public relations professional with more than 25 years of experience in all areas of bilateral and multilateral relationship management, diplomacy, trade and HR. She has developed expertise through communication, negotiation and mediation between European and Canadian government networks to promote economic and trade values as well as representing government, business and community interests.

Carmel Zigdon, Director and Member of Audit Committee

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

Mor Bzizinsky, Director and Member of Audit Committee

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

Table of Compensation, Excluding Compensation Securities

Stock Options and Other Compensation Securities

The following table discloses all anticipated compensation securities the Company has granted to date to each of its executive officers and Directors:

Table of Compensation, Excluding Compensation Securities
Name and position	Year	Salary, consulting fee, retainer, commission ($)	Bonus ($)	Committee or meeting fees ($)	Value of perquisites ($)	Value of all other compensation ($)	Total compensation ($)
Marcel (Moti) Maram	2025	208,065	Nil	Nil	Nil	Nil	208,065
	2024	111,111	Nil	Nil	Nil	Nil	111,111
Past President and Director	2023	243,509	Nil	Nil	Nil	Nil	243,509
Yftah Ben Yaackov	2025	899,572	350,900	Nil	Nil	Nil	1,250,472
	2024	545,063	341,775	Nil	Nil	Nil	886,838
CEO and Director	2023	365,062	198,390	Nil	Nil	Nil	563,452
Avner Tal	2025	232,936	Nil	Nil	Nil	Nil	232,936
VP Sales & Marketing,	2024	275,908	Nil	Nil	Nil	Nil	275,908
Chief Technology Officer and Director	2023	251,671	Nil	Nil	Nil	Nil	251,671
Gabi Kabazo	2025	382,080	138,630	Nil	Nil	Nil	520,710
	2024	346,302	67,910	Nil	Nil	Nil	414,212
Director and CFO	2023	252,687	34,059	Nil	Nil	Nil	286,746

Due to the company’s delisting from Nasdaq, the total compensation forecasted for 2026 is 30% lower than in 2025.

The Compensation shown in this table is based on the decision of the Company’s Governance, Nominating and Compensation Committee prior to the delisting from Nasdaq. In light of the delisting, the Company has decided to significantly reduce the compensation increases for the coming years and the expected compensation for 2026 will be reduced by approximately 30% compared to 2025.

Compensation Securities
Name and position	Type of Compensation Security	Number of compensation securities, number of underlying securities	Date of issue or grant	Issue, conversion or exercise price ($)		Expiration date
Yftah Ben Yaackov CEO and Director	RSU	70,073	April 23, 2025		$6.75	April 23, 2026
Avner Tal VP Sales & Marketing, Chief Technology Officer and Director	RSU	10,000	April 25, 2025		$7.05	April 25, 2026
Gabi Kabazo
Director and CFO	RSU	30,000 and 20,000	February 7, 2025 and April 25, 2025	$	3.32 and 7.05	February 7, 2026 and April 25, 2026
Stefania Szabo(1) (2) Director	RSU	30,000 and 10,000	February 7, 2025 and April 25, 2025	$	3.32 and 7.05	February 7, 2026 and April 25, 2026
Niv Shirazi(1)
Past Director	RSU	30,000 and 20,000	February 7, 2025 and April 25, 2025	$	3.32 and 7.05	February 7, 2026 and April 25, 2026
Harold Wolkin(1)(2) Past Director	RSU	30,000 and 10,000	February 7, 2025 and April 25, 2025	$	3.32 and 7.05	February 7, 2026 and April 25, 2026

(1)	Member of Audit Committee
(2)	Chair of Audit Committee

Stock Option Plan

The Company has a Stock Option Plan in place. Currently, Nil options have been granted under the Plan to certain directors, officers and consultants. See “Options and Other Rights to Purchase Securities”.

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

Employment, Consulting and Management Agreements

Other than consulting agreements with Yftah Ben Yaackov and Gabriel Kabazo, the Company has not entered into any formal written employment agreements with any of its executives. Nevertheless, the Company and BYND Israel have agreed to enter into employment agreements with each of the following executives on the following terms:

●	Gabriel Kabazo will serve as Chief Financial Officer of the Company until his employment agreement is terminated in accordance with the terms set forth therein. On April 1, 2024, the company entered into a consulting agreement with Mr. Kabazo which provides inter alia that the Corporation will pay Mr. Kabazo a consulting fee of $22,500 per month. Mr. Kabazo will also be eligible for bonuses and the granting of options, at the Board’s discretion. See “Options and Other Rights to Purchase Securities”.

●	Yftah Ben Yaackov will serve as Chief Executive Officer of the Company until his employment agreement is terminated in accordance with the terms set forth therein. On June 29, 2021, the company entered into a consulting agreement with Mr. Yftah Ben Yaackov which provides inter alia that the Corporation will pay Mr. Ben Yaackov a consulting fee of $18,400 per month, for a period of 10 months; Since April 1, 2022 his compensation has changed to $250,000 annual salary. Since April 1, 2023 his compensation has changed to US $300,000 annual salary. Since April 1, 2024 his compensation has changed to US $405,000 annual salary. Since April 1, 2025 his compensation has changed to US $654,000 annual salary. Mr. Ben Yaackov will also be eligible for bonuses and the granting of options, at the Board’s discretion. See “Options and Other Rights to Purchase Securities”.

●	Avner Tal will serve as VP Sales & Marketing and Chief Technology Officer of the Company until his employment agreement is terminated in accordance with the terms set forth therein. Mr. Tal will be entitled to an initial annual base salary of $140,400 and will thereafter be subject to annual review. Mr. Tal will also be eligible for bonuses and the granting of options, at the Board’s discretion. See “Options and Other Rights to Purchase Securities”.

Termination of Employment, Change of Control Benefits and Employment Contracts

Each of the employment agreements with each of Avner Tal, Gabriel Kabazo and Yftah Ben Yaackov will provide inter alia that:

●	if the employee’s employment with the Company and BYND Israel, is terminated without cause, or

●	if the employee elects to terminate his employment with the Company and BYND Israel in the event there has been a “substantial breach” by the Company or BYND Israel (including wrongful dismissal) or if there has been a change of control of the Company or BYND Israel, then such terminated employee will be entitled to severance payments equal to one-twelfth of the his then base salary plus coverage for any benefits to which he may be entitled pursuant to any benefit plan, for the lesser of: (i) twelve months, or (ii) until the such employee finds new employment.

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

Table of Compensation, Excluding Compensation Securities
Name and position	Year	Salary, consulting fee, retainer, commission ($)	Bonus ($)	Committee or meeting fees ($)	Value of perquisites ($)	Value of all other compensation ($)	Total compensation ($)
	2025	130,130	Nil	Nil	Nil	Nil	130,130
Harold Wolkin	2024	106,521	Nil	Nil	Nil	Nil	106,521
Past Director	2023	60,833	Nil	Nil	Nil	Nil	60,833
	2025	116,235	Nil	Nil	Nil	Nil	116,235
Stefania Szabo	2024	92,123	Nil	Nil	Nil	Nil	92,123
Director	2023	59,457	Nil	Nil	Nil	Nil	59,457
	2025	18,532	Nil	Nil	Nil	Nil	18,532
Niv Shirazi	2024	10,997	Nil	Nil	Nil	Nil	10,997
Past Director	2023	Nil	Nil	Nil	Nil	Nil	Nil
	2025	212,074	Nil	Nil	Nil	Nil	212,074
Carmel Zigdon	2024	164,509	Nil	Nil	Nil	Nil	164,509
Director	2023	81,616	Nil	Nil	Nil	Nil	81,616
	2025	Nil	Nil	Nil	Nil	Nil	Nil
Mor Bzizinsky	2024	Nil	Nil	Nil	Nil	Nil	Nil
Director	2023	Nil	Nil	Nil	Nil	Nil	Nil

C.	Board Practices

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

Board of Directors

The Company’s Board of Directors is composed of five directors – Yftah Ben Yaackov, Gabi Kabazo, Stefania Szabo,, Carmel Zigdon and Mor Bzizinsky. The Board facilitates its exercise of independent supervision over management by ensuring sufficient representation by directors independent of management.

NI 58-101 suggests that the board of directors of a public company should be constituted with a majority of individuals who qualify as “independent” directors. An “independent” director is a director who is independent of management and is free from any interest and any business or other relationship which could or could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding. In addition, where a company has a significant shareholder, NI 58-101 suggests that the board of directors should include a number of directors who do not have interests in either the company or the significant shareholder. The independent directors would exercise their responsibilities for independent oversight of management and meet independently of management whenever deemed necessary. Stefania Szabo, Carmel Zigdon and Mor Bzizinsky can each be considered to be “independent” within the meaning of NI 58-101. Yftah Ben Yaackov, by reason of being CEO and a significant shareholder, and Gabi Kabazo, by reason of being CFO, cannot be considered to be “independent” within the meaning of NI 58-101.

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

The Company’s Governance, Nominating and Compensation Committee is comprised of Stefania Szabo (chair) and Carmel Zigdon.

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

Audit Committee

The Company currently has only one committee. Pursuant to CSA National Instrument 52-110 - Audit Committees and the relevant provisions of the BCBCA, the Company is required to have an Audit Committee comprised of at least three directors, the majority of whom must not be officers or employees of the Company. The Company’s Audit Committee is comprised of Stefania Szabo (chair), Mor Bzizinky and Carmel Zigdon.

A member of the Audit Committee is considered to be “independent” if the member has no direct or indirect material relationship with the Company. A material relationship means a relationship which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment; and generally includes any member of management or significant shareholder. Each, Mor Bzizinky and Stefania Szabo are considered to be independent.

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

Mor Bzizinsky received a B.A. in Law and Economics from the College of Management in Rishon LeZion, Israel. She has been an attorney since 2012, and owns and manages a private law practice and she has experience in managing projects in the agriculture industry and has vast knowledge and experience working with the Medical Cannabis Unit.

Carmel Zigdon is a business professional with strong skills in the fields of marketing and online sales, is the inventor of the EZ-G device and the founder of Zigi Carmel Initiatives & Investments Ltd. Since 2018, he has served as the online shopping manager of ZCRAVE.com, an online clothes store generating revenues in the millions of US$ per year.

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

Key Differences between the BCBCA and OTCBQ Requirements

Area	B.C. Law (BCBCA / BCSC)	OTCQB Rules (for FPIs)	Notes / Practical Implications
Incorporation / Legal Status	Must be incorporated under B.C. Business Corporations Act	Must be a foreign private issuer (SEC definition)	OTCQB requires documentation of foreign incorporation
Financial Reporting	Annual audited financial statements per IFRS or ASPE; filed on SEDAR	SEC filings (20-F, 6-K); must be current; IFRS allowed	OTCQB accepts SEC filings as proof of current reporting; SEDAR filings alone are insufficient
Annual Filings	Annual report + AGM minutes; director/officer info	Disclosure of current filings on OTCQB portal; must remain “current in reporting”	Delinquent SEC filings → OTCQB termination risk
Corporate Governance	B.C.: Flexible; no independent director requirement for private corp	OTCQB expects disclosure of governance practices (audit committee, board composition, policies)	FPIs don’t have to adopt Nasdaq-level independence rules, but transparency is required
Shareholder Meetings	AGM required; special meetings per BCBCA	OTCQB does not mandate AGMs but expects compliance with home-country law	Must comply with B.C. AGMs; OTCQB monitors reporting, not meeting frequency
Minimum Share Price / Liquidity	Not required by B.C. law	Minimum bid price $0.01; OTCQB may issue a stop-trade if below	Price fluctuations do not violate B.C. law but impact OTCQB standing
Market Capitalization / Shareholder Spread	No minimums in B.C. law	OTCQB recommends at least 300 beneficial shareholders	Informational only; OTCQB may warn if spread too low
Continuous Disclosure / Material Changes	Material change reporting under BCSC; filings on SEDAR	Must update SEC filings (20-F, 6-K); OTCQB portal disclosure of material events	OTCQB relies on SEC filings; late updates can trigger “delinquent” status
Delisting / Termination	Not applicable (except if dual-listed on Canadian exchange)	● OTCQB may terminate trading if: Reporting is delinquent	Risk management: maintain SEC reporting and minimum bid price
● Minimum bid price not met
Legal Authority / Enforcement	Provincial law governs corporate acts, shareholder rights, and reporting	OTCQB rules are contractual; OTC Markets enforces compliance via market access	Noncompliance does not violate B.C. law, but trading privileges can be lost
Disclosure Language	Must provide accurate statements to shareholders; BCBCA s. 159–168 (misrepresentation liability)	Must provide current, accurate information on OTCQB portal and SEC filings	Dual compliance ensures both legal and market obligations are met

D.	EMPLOYEES

As of December 31, 2025, we had six employees.

E.	SHARE OWNERSHIP.

See below under Item 7.

F.	DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION.

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders.

The following table sets forth information with respect to the beneficial ownership of our Subordinate Voting Shares as of April 30, 2026 by:

●	each person or entity known by us to own beneficially 5% or more of our outstanding Subordinate Voting Shares;

●	each of our directors and executive officers individually; and

●	all of our directors and executive officers as a group.

We are unaware of any person or entity owning beneficially 5% or more of our outstanding Subordinate Voting Shares.

The beneficial ownership of our Subordinate Voting Shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem Subordinate Voting Shares issuable pursuant to options that are currently exercisable or exercisable within 60 days of April 30, 2026 to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Percentage of shares beneficially owned before this offering is based on 1,037,774 Subordinate Voting Shares issued and outstanding as of April 30, 2026.

Unless otherwise noted below, the address of each shareholder, director and executive officer is c/o the Company, 2264E 11th Avenue Vancouver, British Columbia A1 V5N1Z6.

	Subordinate Voting Shares Beneficially Owned	Percentage	Percentage after Offering
Directors and Officers
Avner Tal	10,022	1%
Yftah Ben Yaackov (1)	290,819	28%
Gabi Kabazo	31,495	3%
Stefania Szabo	13,227	1.23%
Carmel Zigdon	20,082	1.9%
Mor Bzizinsky	2	*
5% and Greater Shareholders
	-	-
All officers and directors as a group (9 persons)	365,647	35.2%

* Less than 1%

(1)	Includes 4,412 Enhanced Voting Preference Shares that vote with the Subordinate Voting Shares on a fifty for one basis. Enhanced Voting Preference Shares may not be transferred and are not entitled to receive nay dividends.

B.	RELATED PARTY TRANSACTIONS

During the fiscal year ended December 31, 2025, the Company paid management, consulting and director fees in the aggregate amount of $4,437,099 to its President (Mrs. Szabo), CEO (Mr. Ben Yaackov), CFO (Mr. Kabazo), CTO (Mr. Tal) and three directors (Mr. Wolkin, Mr. Shirazi and Mr. Zigdon). During the same period in 2024 the Company paid $5,330,940 to its President (Mr. Maram), CEO (Mr. Ben Yaackov), CFO (Mr. Kabazo), CTO (Mr. Tal) and four directors (Mr. Wolkin, Mr. Shirazi, Mr. Zigdon and Mrs. Szabo).

As at December 31, 2025, $1,300 was owed from a shareholder of the Company (Miss Dalia Bzizinsky) (December 31, 2024– $1,025).

As at December 31, 2024, $113,892 was owed to directors of the Company for management, consulting and director fees (Mr. Ben Yaackov, Mr. Kabazo, Mr. Wolkin and Mrs. Szabo) (December 31, 2024– $233,691).

On January 10, 2024, the Company granted 410,000 RSU’s (0.25 RSU’s post reverse splits) to five directors (Mr. Ben Yaackov, Mr. Kabazo, Mr. Wolkin, Mr. Shirazi and Mrs. Szabo). The RSUs will vest over four months and a day.

On April 7, 2024, the Company granted 131,067 RSUs (15 RSUs post reverse splits) to two directors (Mr. Wolkin and Mrs. Szabo). 25% of the RSUs will vest each 3 months with the last tranche vesting on March 31, 2025.

On April 8, 2024, the Company granted 1,080,000 RSUs (127 RSUs post reverse splits) to nine directors (Mr. Ben Yaackov, Mr. Kabazo, Mr. Zigdon, Mr. Wolkin, Mr. Shirazi, Mr. Tal, Mr. Maram, Mrs. Bzizinsky and Mrs. Szabo). The RSUs vested immediately.

On June 14, 2024, the Company granted 1,238,525 RSUs (146 RSUs post reverse splits) to three directors (Mr. Ben Yaackov, Mr. Kabazo and Mr. Wolkin). The RSUs vested immediately.

On September 20, 2024, the Company issued 75,000 Enhanced Voting Preference Shares (4,412 Enhanced Voting Preference Shares post reverse split) to Yftah Ben Yaackov, its Chief Executive Officer.

On February 7, 2025, the Company granted 120,000 RSUs (240 RSUs post reverse split) to four directors (Mr. Kabazo, Mr. Zigdon, Mr. Wolkin and Mrs. Szabo).

On April 22, 2025, the Company granted 70,073 RSUs to Mr. Ben Yaackov.

On April 25, 2025, the Company granted 70,000 RSUs to four directors and one officer (Mr. Kabazo, Mr. Zigdon, Mr. Wolkin, Mr. Tal and Mrs. Szabo).

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

Our Subordinate Voting Shares are currently traded on the OTCQB under the symbol “FMTOF.”

B.	Plan of Distribution

Not Applicable.

C.	Markets

See Item 9.A.

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issue

Not Applicable.

ITEM 10	ADDITIONAL INFORMATION

A.	Share Capital

Our authorized capital consists of an unlimited number of Subordinate Voting shares, without par value. As of April 30, 2026, there are 1,037,774 Subordinate Voting shares issued and outstanding. That number reflects the Reverse Split.

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

None of our shares are held by us or on behalf of us. A summary of our outstanding shares and derivative securities (convertible or exercisable into Subordinate Voting shares) is as follows:

Subordinate Voting Shares

Issued & Outstanding as at April 30, 2026	1,037,774

Convertible Securities	Exercise Price		Expiry Date
Warrants A (March 2024 Financing)	US$	-	September 14, 2026	109
Warrants B (March 2024 Financing)	US$	380	March 14, 2029	233
Series A Warrants (February 2025 Private Placement)	US$	380	February 27, 2030	50,986
Series B Warrants (February 2025 Private Placement)	US$	-	August 27, 2027	991
Fully Diluted Share Capital				1,090,093

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

Series A Warrants

Exercisability. Each Unit includes one Series A Warrant. The Series A Warrants are exercisable at any time after their initial exercise date and at any time up to the date that is 60 months after the earlier of (i) a Resale Registration Statement registering for resale all of the subordinate voting shares, including subordinate voting shares isuable upon exercise of the Warrants has been declared effective by the Commission or (ii) the date that the Securities can be sold, assigned or transferred without restriction or limitation pursuant to Rule 144 (the “Release Date”). The Series A Warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and, at any time a registration statement registering the issuance of the Subordinate Voting Shares underlying the warrants under the Securities Act is effective and available for the issuance of such shares, by payment in full in immediately available funds for the number of Subordinate Voting Shares purchased upon such exercise. Commencing on the earlier of (i) six months after the date of issuance, and (ii) the earliest of the date (the “Resale Effective Date”) that (a) a registration statement registering for resale some or all subordinate voting shares issued in the Private Placement or to be issued upon exercise of the Warrants has been declared effective, (b) all of such subordinate voting shares may be sold pursuant to Rule 144 without restrictions, (c) following the first anniversary of the completion of the Private Placement provided that the applicable holder is not then an affiliate of the Company, or (d) all of the subordinate voting shares may be sold pursuant to an exemption from registration under Section 4(a)(1) of the Securities Act, the holder may, in its sole discretion, elect to exercise the Warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of Subordinate Voting Shares determined according to the formula set forth in the Warrant. No fractional shares will be issued in connection with the exercise of a Warrant. In lieu of fractional shares, we will, at our election, either pay a cash adjustment in respect of such fraction in an amount equal to such fraction multiplied by the exercise price or round up to the next whole share.

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

Series B Warrants

Exercisability. The Series B Warrants are exercisable at any time after their initial exercise date and at any time up to the date that is 30 months after the Release Date. The Series B Warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and, at any time a registration statement registering the issuance of the Subordinate Voting Shares underlying the warrants under the Securities Act is effective and available for the issuance of such shares, by payment in full in immediately available funds for the number of Subordinate Voting Shares purchased upon such exercise. Commencing on the Resale Effective Date, the holder may, in its sole discretion, elect to exercise the Warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of Subordinate Voting Shares determined according to the formula set forth in the Series B Warrant. No fractional shares will be issued in connection with the exercise of a Warrant. In lieu of fractional shares, we will, at our election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the exercise price or round up to the next whole share. Whether or not an effective registration statement or prospectus is available, the holders of the Series B Warrants may also effect an “alternative cashless exercise.” In such event, the Series B Warrants may be converted into three subordinate voting shares for each one subordinate voting shares then underlying the Series B Warrant without additional consideration. On the expiration date of the Series B Warrant, it will be automatically converted in accordance with the alternative exercise option.

Exercise Price. The exercise price per whole Subordinate Voting Share purchasable upon exercise of the Warrants is $12.51 per subordinate voting share. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our Subordinate Voting Shares and also upon any distributions of assets, including cash, stock or other property to our stockholders.

Terms Common to Both the Series A Warrants and the Series B Warrants

Reset of Exercise Price. On the close of trading on the trading day immediately after the tenth trading day following each date that (i) a resale registration statement registering for resale all or a portion of the subordinate voting shares issuable upon the exercise of the Series A and Series B Warrants (the “Warrant Shares”) has been declared effective by the Commission and (ii) if all of the Warrant Shares have not been registered pursuant to one or more effective Resale Registration Statements, the date that all of the Warrant Shares can be sold, assigned or transferred without restriction or limitation pursuant to Rule 144 promulgated under the 1933 Act, as amended (or a successor rule thereto), , the exercise price of the unexercised Warrants then outstanding shall be reduced (but in no event increased) to equal the lowest of (A) the exercise price then in effect and (B) the greater of (I) $0.76 (the “Floor Price”) and (II) the lowest Weighted Average Price during the immediately preceding ten trading days. Upon any such adjustment of the exercise price, the number of issuable Warrant Shares shall be increased such that the aggregate exercise price of the unexercised Warrants on the date of issuance shall remain unchanged following such adjustment.

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

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2025, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are not effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure. In particular, we identified material weaknesses in internal control over financial reporting, as discussed below.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2025 based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on that assessment, our management concluded that our internal control over financial reporting was not effective as of December 31, 2025 due to ineffective controls over the following reporting areas to be material weaknesses:

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

(d) Changes in Internal Control over Financial Reporting

There has been no change in the Company’s internal control over financial reporting during the year ended December 31, 2025 that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting. Management will continue to monitor and evaluate the effectiveness of our internal controls and procedures over financial reporting on an ongoing basis and are committed to taking further action and implementing additional improvements as necessary.

ITEM 16.	[RESERVED]

Not applicable.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee is comprised of Mor Bzizinsky, Carmel Zigdon and Stefania Szabo, and is chaired by Stefania Szabo. Our Board has determined that is an audit committee financial expert and that each of the other members of the committee is financially literate. Each of the members of the audit committee meets the independence requirements for directors, including the heightened independence standards for members of the Audit Committee under Rule 10A-3 under the Exchange Act and NI 52-110.

Dr. Szabo’s experience that qualifies him as a financial expert are set forth under Item 6.A.

ITEM 16B	CODE OF ETHICS

The Company adopted a code of ethics in 2022.

https://femtocorp.com/wp-content/uploads/2024/07/CODE-OF-CONDUCT.64d474915dec14f5c9ae.pdf

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ziv Haft Certified Public Accountants (Isr.) (“Ziv Haft”) has served as our principal independent registered public accounting firm for the year ended December 31, 2025.

Reliant CPA PC (“Reliant”) has served as our principal independent registered public accounting firm for the years ended December 31, 2024 and 2023.

The following table provides information regarding fees paid or to be paid by us to Reliant and Ziv Haft respectively.

	Year Ended December 31,
(Canadian Dollars)	2024	2025
Audit fees (1)	199,684	161,000
Audit-related fees (2)	-	-
Tax fees (3)	-	-
All other fees	-	-
Total	199,684	161,000

(1)	Audit fees consist of professional services provided in connection with the audit of our annual financial statements.

(2)	Audit-related fees consist of services in connection with our initial public offering.

(3)	Tax fees consist of fees for professional services for tax compliance, tax advice, and tax audits.

Pre-Approval of Auditors’ Compensation

Our Audit Committee charter sets forth, among others, the responsibilities of the Audit Committee consistent with the rules of the SEC Listing Rules (in addition to the requirements for such committee under the Companies Law), including, among others, the following:

●	oversight of our independent registered public accounting firm and recommending the engagement, compensation or termination of engagement of our independent registered public accounting firm to the board of directors in accordance with Israeli law;

●	recommending the engagement or termination of the person filling the office of our internal auditor, reviewing the services provided by our internal auditor and reviewing effectiveness of our system of internal control over financial reporting;

●	recommending the terms of audit and non-audit services provided by the independent registered public accounting firm for pre-approval by our board of directors; and

●	reviewing and monitoring, if applicable, legal matters with significant impact, finding of regulatory authorities’ findings, receive reports regarding irregularities and legal compliance, acting according to “whistleblower policy” and recommend to our board of directors if so required.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

The Company’s external auditor is Ziv Haft Certified Public Accountants (Isr.) who have prepared an independent auditor’s report dated April 30, 2026, in respect of the Company’s consolidated financial statements with accompanying notes for the year ended December 31, 2025. The Company’s previous auditor was Reliant CPA PC, who have prepared an independent auditor’s report dated March 31, 2025, in respect of the Company’s consolidated financial statements with accompanying notes for the year ended December 31, 2024 and 2023.

On November 13, 2025, the Company terminated the engagement with Reliant CPA PC as the Company’s independent auditors. The termination was approved by the Company’s Audit Committee. There were no disagreements with Reliant CPA PC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of Reliant CPA PC, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its audit report.

Effective November 13, 2025, the Company appointed Ziv Haft Certified Public Accountants (Isr.) as its independent auditors. Prior to the engagement of the newly appointed auditor, the Company did not consult the newly appointed independent auditor regarding the application of any accounting principle.

ITEM 16G.	CORPORATE GOVERNANCE

As a foreign private issuer, we are permitted, and therefore follow certain home country corporate governance practices. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on a stock exchange may provide less protection to you than what is accorded to investors under the Nasdaq Rules applicable to domestic U.S. issuers.

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

PART III

ITEM 17	FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18	FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this Annual Report beginning on page F-1.

ITEM 19	EXHIBITS

The following exhibits are included in the Annual Report on Form 20-F:

EXHIBIT INDEX

Exhibit Number	Exhibit Description

1.1	Form of Underwriting Agreement (1)

2.1	Certificate of Amalgamation (2)

2.2	Business Combination Agreement (2)

2.3	First Amendment to Business Combination Agreement (2)

2.4	Second Amendment to Business Combination Agreement (2)

3.1	Notice of Articles of the Company (2)

3.2	Amended and Restated Articles of the Company (3)

4.1	Form of March 2024 Series A Warrant (1)

4.2	Form of March 2024 Series B Warrant (1)

4.3	Form of March 2024 Pre-funded Warrant (1)

4.4	Form of Series A Warrant to Purchase Common Shares (8)

4.5	Form of Series B Warrant to Purchase Common Shares (8)

4.6	Form of PIPE Pre-funded Warrant to Purchase Common Shares (8)

10.5	Lease dated May 1, 2020, between Dalia Bzizinsky and Cannasoft Pharma Ltd. (2)

10.6	Trust Declaration dated as of October 1, 2020 (2)

10.8	Escrow Agreement dated March 29, 2021 among the Company, Computershare Investor Services and certain stockholders (2)

10.10	Stock Option Plan (7)

10.12	Share Purchase Agreement dated September 18, 2022, by and between the Company and Carmel Zigdon (4)

10.13	Shareholders Rights Plan dated January 24, 2024, by and between the Company and Computershare Investor Services Inc. (6)

10.14	Form of Exchange Agreement (8)

10.15	Form of Securities Purchase Agreement (8)

10.16	Form of Registration Rights Agreement (8)

10.17	Form of Placement Agent Agreement (8)

12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934

12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934

13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350

13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350

16.1	Letter from Dale Matheson Carr -Hilton Labonte LLP (2)

16.2	Letter from BF Borgers CPA PC (5)

16.3	Letter from Reliant CPA PC (5)

99.1	Authorization for Dealing in Controlled Substances Issued by the Ministry of Health dated October 12, 2020 (2)

99.2	Cultivation Farm license (7)

99.3	License to deal with a Controlled Substance without Contact Issued by the Ministry of Health, Israeli Medical Cannabis Agency dated February 5, 2023 (4)

*	Filed herewith
(1)	Incorporated by reference to the Company’s Amendment No. 1 to its Registration Statement on Form F-1 filed on March 7, 2024
(2)	Incorporated by reference to the Company’s Form 20-F/A filed on July 1, 2024.
(3)	Incorporated by reference to the Company’s Form 6-K filed on February 12, 2024
(4)	Incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 27, 2023
(5)	Incorporated by reference to the Company’s Form 6-K filed on January 17, 2023
(6)	Incorporated by reference to the Company’s Form 6-K filed on January 24, 2024
(7)	Incorporated by reference to the Company’s Registration Statement on Form F-1 filed on February 28, 2024
(8)	Incorporated by reference to the Company’s Form 6-K filed on February 28, 2025

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

FEMTO TECHNOLOGIES INC.

By:	/s/ Yftah Ben Yaackov
Name:	Yftah Ben Yaackov
Title:	Chief Executive Officer

Date: April 30, 2026

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2025 and 2024

(EXPRESSED IN CANADIAN DOLLARS)

F-1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and shareholders of Femto Technologies Inc.

Vancouver, Canada.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Femto Technologies Inc. (the “Company”) as of December 31, 2025, the related consolidated statements of income (loss) and comprehensive income (loss), changes in the shareholders’ equity and cash flows for the year then ended, and the related notes (collectively, the “Consolidated Financial Statements”). In our opinion, the Consolidated Financial Statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025 in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and Interpretations (IASB).

Basis for Opinion

These Consolidated Financial Statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Consolidated Financial Statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the Consolidated Financial Statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Consolidated Financial Statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Consolidated Financial Statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company’s auditor since November 2025.

Tel Aviv, Israel

April 30, 2026

/s/ Ziv Haft
Certified Public Accountants (Isr.)
BDO Member Firm

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Femto Technologies Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Femto Technologies Inc. (the “Company”), as of December 31, 2024, the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2024 and 2023, and related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2024 and 2023, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

/s/ Reliant CPA PC

Reliant CPA PC

Served as Auditor since 2023

Newport Beach, CA

March 31, 2025

FEMTO TECHNOLOGIES INC.

Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

As at	Notes	December 31, 2025	December 31, 2024
Assets
Cash and cash equivalents		$15,231,108	$4,617,034
Trade receivables*		105,911	113,422
Other receivables*	5	528,991	202,292
Inventory	4	163,414	-
Prepaid expenses		40,082	41,093
Total Current Assets		16,069,506	4,973,841
Intangible assets	6	19,800,767	25,262,767
Property and equipment	7	2,805	4,459
Total Assets		$35,873,078	$30,241,067
Liabilities
Trade payables and accrued liabilities	8	$317,537	$401,938
Related Parties	9	113,892	233,691
Deferred revenue	17	145,404	140,088
Enhanced voting preference shares	12	35,979	35,608
Derivative for settlement agreement	14	191,884	-
Long term loan – current portion	11	-	40,769
Total Current Liabilities		804,696	852,094
Derivative warrants liabilities	10	5,802	24,517,927
Derivative for settlement agreement	14	-	378,817
Liabilities for employee benefits	13	62,212	100,430
Total Liabilities		$872,710	$25,849,268
Shareholders’ Equity
Share capital	15	$94,159,660	$76,391,417
Share-based payment reserve		1,096,335	1,043,586
Translation differences reserve		(350,710)	(164,312)
Capital reserve for re-measurement of defined benefit plan	13	75,215	23,534
Accumulated Deficit		(59,980,132)	(72,902,426)
Total Shareholders’ equity		$35,000,368	$4,391,799
Total Liabilities and Shareholders’ Equity		$35,873,078	$30,241,067

Nature of operations and going concern (Note 1)

*	reclassified to conform to the current period presentation

These financial statements were approved for issue by the Board of Directors on April 30, 2026 and signed on its behalf by:

“Yftah Ben Yaackov”	“Gabi Kabazo”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

FEMTO TECHNOLOGIES INC.

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

For the Years Ended on December 31, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

For the year ended December 31	Notes	2025	2024	2023

Revenue	17	$846,531	$998,839	$1,076,861
Cost of revenue	7, 18	(748,148)	(848,137)	(678,305)
Gross profit		98,383	150,702	398,556
Consulting and marketing		1,415,591	1,094,957	1,387,628
Research and Development		3,064,510	2,582,601	836,833
Depreciation and Amortization	6, 7	1,583	4,187	93,354
General and administrative expenses		2,650,592	1,992,163	1,254,088
Settlement agreement expenses	14	-	854,984	-
Share-based compensation		2,286,389	3,709,278	343,253
Impairments~~*~~	6	5,462,000	8,200,336	13,142,481
Professional fees		1,772,106	966,718	1,739,430
		(16,652,771)	(19,405,224)	(18,797,067)

Loss before other income (expense)		(16,554,388)	(19,254,522)	(18,398,511)
Finance income~~*~~		678,352	185,429	17,495
Finance expenses~~*~~		(30,153)	(14,996)	(17,181)
Foreign exchange gain (loss)		(909,796)	431,240	(76,469)
Gain (loss) from warrants revaluation	10	30,414,880	(28,866,166)	7,704
Gain (loss) from settlement agreement revaluation		(643,519)	(69,955)	-
Other income (expense)		29,509,764	(28,334,448)	(68,451)

Income (loss) before tax		12,955,376	(47,588,970)	(18,466,962)
Tax expense	20	(33,082)	(1,287)	(28,159)
Income (loss) for the year		$12,922,294	$(47,590,257)	$(18,495,121)

Other comprehensive income (loss)
Exchange differences on translation		(186,398)	(157,066)	(22,992)
Remeasurement of a defined benefit plan, net		51,681	9,770	485
Other comprehensive income (loss) for the year		(134,717)	(147,296)	(22,507)
Total comprehensive income (loss)		$12,787,577	$(47,737,553)	$(18,517,628)

Income (loss) per share – basic**		$21.12	$(101.31)	$(1,550.40)
Weighted average number of shares outstanding – basic **		611,810	469,733	12,003
Income (loss) per share –diluted**		19.85	-	-
Weighted average number of shares outstanding –diluted**		651,135	-	-

*	Reclassified to conform to the current period presentation

**	Adjusted to reflect one (1) for five hundred (500) reverse stock split in April 2025 (see Note 1)

The accompanying notes are an integral part of these consolidated financial statements.

FEMTO TECHNOLOGIES INC.

Consolidated Statements of Shareholders’ Equity

For the Years Ended on December 31, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

	Number of shares*	Share capital	Shares to be issued	Share purchase warrants reserve	Translation differences reserve	Share-based payment reserve	Capital reserve for re-measurement of defined benefit plan	Accumulated Deficit	Total Shareholders’ Equity
Balance at January 1, 2023	23	$54,806,522	$41,875	$639,879	$15,746	$570,446	$13,279	$(6,817,048)	$49,270,699
Shares issued for cash, net	3	3,729,901	-	-	-	-	-	-	3,729,901
Shares issued for services	**	190,740	(41,875)	-	-	-	-	-	148,865
Share-based payments	-	-	-	-	-	140,821	-	-	140,821
Shares to be issued for services	-	-	53,567	-	-	-	-	-	53,567
Warrants expired	-	639,879	-	(639,879)	-	-	-	-	-
Loss for the year	-	-	-	-	-	-	-	(18,495,121)	(18,495,121)
Other comprehensive loss for the year	-	-	-	-	(22,992)	-	485	-	(22,507)
Balance at December 31, 2023	26	$59,367,042	$53,567	$-	$(7,246)	$711,267	$13,764	$(25,312,169)	$34,826,225

Share-based payments	-	-	-	-	-	332,319	-	-	332,319
Shares issued for services	303	3,430,526	(53,567)	-	-	-	-	-	3,376,959
Shares, pre-funded warrants and warrants issued for cash, net	103	7,966,357	-	-	-	-	-	-	7,966,357
Shares issued for cashless exercise of warrants	826	12,442,032	-	-	-	-	-	-	12,442,032
Allocation to derivative warrants liabilities	-	(7,360,662)	-	-	-	-	-	-	(7,360,662)
Shares issued pursuant to a Settlement agreement	53	546,122	-	-	-	-	-	-	546,122
Loss for the year	-	-	-	-	-	-	-	(47,590,257)	(47,590,257)
Other comprehensive loss for the year	-	-	-	-	(157,066)	-	9,770	-	(147,296)
Balance at December 31, 2024	1,311	$76,391,417	$-	$-	$(164,312)	$1,043,586	$23,534	$(72,902,426)	$4,391,799

Share-based payments	15	183,572	-	-	-	52,749	-	-	236,321
Shares issued pursuant to a Settlement agreement	114,800	830,452	-	-	-	-	-	-	830,452
Shares issued for services	107,449	2,050,068	-	-	-	-	-	-	2,050,067
Shares, pre-funded warrants and warrants issued for cash, net	4,167	20,852,213	-	-	-	-	-	-	20,852,213
Shares issued for cashless exercise of warrants	653,116	14,531,913	-	-	-	-	-	-	14,531,913
Allocation to derivative warrants liabilities	-	(20,552,190)	-	-	-	-	-	-	(20,552,190)
Share repurchase	(19,747)	(127,785)	-	-	-	-	-	-	(127,785)
Income for the year								12,922,294	12,922,294
Other comprehensive loss for the year	-	-	-	-	(186,398)	-	51,681	-	(134,717)
Balance at December 31, 2025	861,111	$94,159,660	$-	$-	$(350,710)	$1,096,335	$75,215	$(59,980,132)	$35,000,368

*	Adjusted to reflect one (1) for five hundred (500) reverse stock split in April 2025 (see Note 1)
**	less than 1

The accompanying notes are an integral part of these consolidated financial statements.

FEMTO TECHNOLOGIES INC.

Consolidated Statements of Cash Flows

For the Years Ended on December 31, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

For the year ended December 31	2025	2024	2023
Operating activities:
Income (loss) for the year	$12,922,294	$(47,590,257)	$(18,495,121)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	3,236	5,370	94,852
Interest expense	5,075	4,848	3,333
Change in benefits to employees	13,463	18,667	6,003
Shares issued pursuant to a settlement agreement	-	546,122	-
Loss from revaluation of settlement agreement	643,519	69,955	-
Derivative for settlement agreement	-	308,862	-
Loss (gain) from revaluation of warrants	(30,414,880)	28,866,166	(7,704)
Impairments	5,462,000	8,200,336	13,142,481
Share-based compensation	2,286,389	3,709,278	343,253
Finance expenses (income)	229,341	(485,453)	176,409
Changes in operating assets and liabilities:
Other receivables and trade receivables	(319,188)	(126,280)	38,370
Trade payables and accrued liabilities	(84,401)	143,423	67,060
Related parties	(119,799)	(216,357)	450,048
Inventory	(163,414)	-	-
Prepaid expenses	1,011	(15,721)	800,191
Deferred revenue	5,316	8,294	(87,274)
Net cash used in operating activities	(9,530,038)	(6,552,747)	(3,468,099)
Investing activities:
Purchase of property and equipment	(1,330)	-	(7,703)
Investment in intangible assets	-	-	(366,325)
Net cash used in investing activities	(1,330)	-	(374,028)
Financing activities:
Share repurchase	(127,785)	-	-
Receipt of loans	102,748	-	-
Proceeds from issuance of enhanced voting preference shares	-	35,608	-
Proceeds from public offering, net	20,552,190	7,741,342	4,695,751
Proceeds from exercise of warrants	182,501	-	-
Repayment of long term loan	(144,350)	(47,818)	(45,350)
Net cash provided by financing activities	20,565,304	7,729,132	4,650,401
Net Increase (decrease) in cash and cash equivalents	11,033,936	1,176,385	808,274
Effect of foreign exchange rate changes on cash and cash equivalents	(419,862)	326,715	(87,211)
Cash and cash equivalents at beginning of year	4,617,034	3,113,934	2,392,871
Cash and cash equivalents at end of year	$15,231,108	$4,617,034	$3,113,934
Supplemental disclosure of cash flow information
Cash paid during the year for interest	$5,075	$4,848	$5,972
Supplemental disclosure of material noncash activities:
Issuance of shares upon exercise of warrants	$14,649,435	$5,306,385	$-
Shares issued pursuant to a settlement agreement	830,452	-	-

The accompanying notes are an integral part of these consolidated financial statements.

FEMTO TECHNOLOGIES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2025, 2024 and 2023

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

The Company currently operates in Israel and through its subsidiary markets and sells a proprietary client relationship management software known as “Benefit CRM”. In addition, the Company has developed the Sensera device (formerly the EZ-G Device), a unique, patent pending device that, combined with proprietary software (provisional application), regulates the flow of lubricants and oils into the soft tissues of the female sexual organs.

The company has completed the development of the Sensera device. In order to go to market in early 2026, the company was required to carry out prototype tests and began production of the Sensera device. Sales of the Sensera product and the capsules with the lubricants started in 2026 through an online store.

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

On September 22, 2022, the Company and the former shareholder of Zigi Carmel Initiatives and Investments Ltd. (“ZC”) entered into a share exchange agreement, whereby the Company would acquire 100% ownership interest in ZC from the former shareholder in exchange for 7,920,000 subordinate voting shares (5 subordinate voting shares post reverse splits) of the Company. The share exchange agreement was executed and fully completed on September 22, 2022.

Effective July 22, 2024, the Company changed its name to Femto Technologies Inc.

On June 23, 2025, the Company’s subordinate voting shares were delisted from the Nasdaq Capital Market and now trade on the OTCQB.

Reverse stock split

On March 15, 2024, the Company announced a one (1) for one hundred ninety (190) reverse stock split of its outstanding subordinate voting shares that became effective on March 22, 2024.

On August 16, 2024, the Company announced a one (1) for seventeen (17) reverse stock split of its outstanding subordinate voting shares that became effective on August 26, 2024.

On April 17, 2025, the Company announced a one (1) for five hundreds (500) reverse stock split of its outstanding subordinate voting shares that became effective on April 22, 2025.

All shares, stock options, share purchase warrants, RSU’s and per share information in these consolidated financial statements have been restated to reflect the reverse stock splits on a retroactive basis.

The Lion’s Roar Operation

On February 28, 2026, after the reporting date, “The Lion’s Roar Operation” (the “Operation”) commenced, a joint military operation by the United States and Israel involving attacks in Iran.

In response, Iran launched ballistic missiles and unmanned aerial vehicles (UAVs) toward Israel and certain states in the Persian Gulf region. These events have resulted in civilian casualties and property damage in Israel. Additionally, Hezbollah, a terrorist organization in Lebanon, joined the attacks against Israel and Israel has started military operations in Lebanon.

Following the commencement of the Operation, Israel’s Home Front Command announced a “special home front situation” and updated safety guidelines that include, among other measures, restrictions on passenger flights, limitations on gatherings, broad reserve recruitment, and temporary closure of certain businesses, which has contributed to a partial reduction in economic activity.

Since this is an event beyond the Company’s control and characterized by uncertainty, in particular as to when the Operation will end, as of the approval date of these consolidated financial statements, the Company is unable to predict the intensity of the impact of the Operation on the Company’s financial condition and the results of BYND operations.

As of the date of approval of these consolidated financial statements, a ceasefire has been announced. While this development may contribute to a gradual easing of certain restrictions and a recovery in economic activity, significant uncertainty remains regarding the stability of the ceasefire and the potential for renewed escalation. Accordingly, the ultimate impact of the operation and related developments on the Company’s financial condition and results of operations remains uncertain, and the Company continues to monitor the situation closely.

FEMTO TECHNOLOGIES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2025, 2024 and 2023

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 1 – NATURE OF OPERATIONS AND GOING CONCERN (continued)

Going Concern

During the year ended December 31, 2025, the Company incurred a net income of $12,922,294, generated negative cash flow from operating activities of $9,530,038 and an accumulated deficit of $59,980,132 as at December 31, 2025.

On February 28, 2025, the Company completed the transactions contemplated under a securities purchase agreement (the “Purchase Agreement”) with institutional investors for the purchase and sale of subordinate voting shares and warrants at a price of US$4.17 per subordinate voting unit for total consideration of approximately US$17.0 million ($20,552,190 net).

The Company plans to invest in marketing and sales efforts for the Sensera device, reduce expenses of research and development and maintain other expenditures at the same level compared to the year ended December 31, 2024.

The Company has $15,231,108 in cash on hand and $15,624,810 in working capital and believes that it will be sufficient to meet its planned expenditures and to meet obligations for the foreseeable future.

NOTE 2 – BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

a.	Basis of presentation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all years presented, unless otherwise stated.

These financial statements have been prepared on a historical cost basis, modified where applicable. In addition, these financial statements have been prepared using the accrual basis of accounting except for cash flow information. They were authorized for issue by the Company’s board of directors on April 30, 2026.

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

The Consolidated Financial Statements include the statements of subsidiary companies that are controlled by the Company. Control exists when a company has the power to influence the investee, has exposure, or rights to variable returns from its involvement with the investee, as well as the ability to use its power to affect the amounts of its return from the investee. When testing for control, potential voting rights are taken into account only if they are substantive. The financial statements are consolidated from the date on which control is gained until the date on which control ceases.

Material intra-group balances and transactions were eliminated in full in the Consolidated Financial Statements.

When control in a consolidated company is lost, the Company recognizes in profit or loss an amount equal to the difference between the aggregate amount of the consideration received and the fair value of any remaining investment in the former consolidated company, and the carrying amounts of the assets, liabilities and non-controlling interests of the former consolidated company.

The dates of the financial statements of the consolidated companies are identical to those of the Company’s financial statements. The accounting policies in the financial statements of the consolidated companies have been applied uniformly and consistently with those applied in the Company’s financial statements.

FEMTO TECHNOLOGIES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2025, 2024 and 2023

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

The following amendments are effective for the period beginning January 1, 2025:

a.	Lack of Exchangeability (Amendments to IAS 21); These amendments set out the requirements for determining the exchange rate to be used for recording a foreign currency transaction into the functional currency and translating a foreign operation into a different currency. These amendments clarify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking, as well as require the disclosure of information that enables users of financial statements to understand the impact of a currency not being exchangeable. These amendments had no material effect on the Consolidated Financial Statements of the Company.
b.	IFRIC Agenda Decision on IFRS 8 Operating Segments; Requires disclosure of specified revenues and expenses for each reportable segment when those amounts are included in the measure of segment profit or loss reviewed by the Chief Operating Decision Maker or regularly provided to them. This agenda decision had no material effect on the Consolidated Financial Statements of the Company.

There are a number of standards and interpretations which have been issued by the International Accounting Standards Board that are effective for periods beginning subsequent to December 31, 2025, that the Company has decided not to adopt early. The Company does not believe that the standards, interpretations and amendments will have a material impact on the financial statements once adopted.

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

The preparation of financial statements in accordance with IFRS Accounting Standards requires the Company to use judgment in applying its accounting policies and make estimates and assumptions about reported amounts at the date of the financial statements and in the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

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

For the Years Ended for December 31, 2025, 2024 and 2023

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

The CGU’s recoverable amount is evaluated using fair value less costs to sell calculations. In calculating the recoverable amount, the Company utilizes discounted cash flow techniques to determine fair value when it is not possible to determine fair value from active markets or a written offer to purchase. Management calculates the discounted cash flows based upon its best estimate of a number of economic, operating, engineering, environmental, political and social assumptions. Any changes in the assumptions due to changing circumstances may affect the calculation of the recoverable amount. The following impairment amounts were recognized in the consolidated financial statements for the years ended December 31, 2025, 2024 and 2023 for the intangible assets.

Year ended December 31, 2025 - $5,462,000

Year ended December 31, 2024 - $8,200,336

Year ended December 31, 2023 - $13,142,481

Other Significant judgments

The preparation of financial statements in accordance with IFRS Accounting Standards requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant judgments in applying the Company’s financial statements include:

●	the assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty;
●	the classification of financial instruments;
●	the assessment of revenue recognition using the five-step approach under IFRS 15 and the collectability of trade receivables; and
●	the determination of the functional currency of the company.

FEMTO TECHNOLOGIES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2025, 2024 and 2023

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

FEMTO TECHNOLOGIES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2025, 2024 and 2023

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (continued)

b.	Financial Instruments (continued)

The following table shows the classification under IFRS 9:

Financial assets / liabilities	Classification under IFRS 9
Cash	FVTPL
Trade and other receivables	Amortized cost
Trade payables and accrued liabilities	Amortized cost
Derivative liability	FVTPL
Long term loan	Amortized cost

(ii)	Measurement

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

Debt investments at FVTOCI

These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVTOCI

These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

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

For the Years Ended for December 31, 2025, 2024 and 2023

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

For the Years Ended for December 31, 2025, 2024 and 2023

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

For the Years Ended for December 31, 2025, 2024 and 2023

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

Cloud hosting

The Company hosts the customer’s software and applications on its cloud platform. Revenue from cloud hosting is recognized over time when the hosting service is provided.

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

For the Years Ended for December 31, 2025, 2024 and 2023

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

Deferred tax assets have not been recognized in respect of certain deductible temporary differences and tax losses, as it is not probable that sufficient future taxable profits will be available against which they can be utilized.

FEMTO TECHNOLOGIES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2025, 2024 and 2023

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

j.	Estimating the fair value of financial instruments

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

k.	Basic and diluted income (loss) per share

The Company presents basic income (loss) per share data for its subordinate voting shares, calculated by dividing the income (loss) attributable to subordinate voting shareholders of the Company by the weighted average number of subordinate voting shares outstanding during the period. The diluted income (loss) per share is determined by adjusting the income (loss) attributable to subordinate voting shareholders and the weighted average number of subordinate voting shares outstanding for the effects of all options, warrants and similar instruments outstanding that may add to the total number of subordinate voting shares. During the years ended December 31, 2024 and 2023, because the Company incurred net losses, the effect of dilutive instruments would be anti-dilutive and therefore diluted loss per share equals basic loss per share.

l.	Operating Segment:

An operating segment is a component of the Company that meets the following three criteria:

1.	Engaged in business activities from which it may earn revenues and incur costs; and

2.	Operating results are regularly reviewed by the Company’s chief operating decision maker to make decisions about allocated resources to the segment and assess its performance; and

3.	For which separate financial information is available.

Segment revenue and segment costs include items that are attributable to the relevant segments and items that can be allocated to segments. Items that cannot be allocated to segments include the Company’s financial income and expenses and income tax.

The Company’s chief operating decision maker is the chief executive officer.

See note 21 regarding geographical and segmental information.

M. Inventory:

Inventory is measured at the lower of cost or net realizable value. Inventory costs include expenditures on the purchase of inventory and bringing it to its present location and condition. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and estimated selling costs. The company periodically examines the condition and age of its inventory and makes provisions for damaged or slow-moving inventory accordingly. The cost of inventory is determined on a weighted moving average basis.

NOTE 4 – INVENTORY

	December 31, 2025	December 31, 2024
Raw material	$21,817	$-
Packaging	3,543	-
Finished goods	138,054	-
	$163,414	$-

NOTE 5 – OTHER RECEIVABLES

	December 31, 2025	December 31, 2024
Income tax advances	$26,764	$66,444
Interest receivable (*)	500,927	134,823
Due from shareholders	1,300	1,025
	$528,991	$202,292

(*)	The interest receivable balance relates to deposits with immediate liquidity, and the related interest income is measured using the effective interest method.

FEMTO TECHNOLOGIES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2025, 2024 and 2023

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 6 – INTANGIBLE ASSETS

The Company’s intangible asset relate to 2 patents pending for a therapeutic device (the “Sensera” device).

In addition, the Company had intangible assets relate to the proprietary Cannabis CRM software it was developing that it fully impaired and growing license for medical cannabis in Israel that has expired.

The Patents include the fair value attributed to the Patents upon the acquisition of ZC of $42,768,000 as well as transaction and other costs in the amount of $193,382, for a total of $42,961,382.

The Company considered indicators of impairment at December 31, 2025 and 2024. The Company recorded impairment loss during the year ended December 31, 2025 and 2024 for the patents pending since the recoverable amount is lower than the carrying amount. The recoverable amount of the CGU was determined using fair value less costs to sell based on a third-party valuation. The valuation used a market approach with Level 2 inputs, including recent comparable transactions and observable market data. Costs of disposal were estimated at 2% of fair value.

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

	Software	Patents Pending	Total
Cost
Balance, December 31, 2023	$81,238	$33,463,103	$33,544,341
Additions	-	-	-
Impairments	-	(8,200,336)	(8,200,336)
Balance, December 31, 2024	81,238	25,262,767	25,344,005
Additions	-	-	-
Impairments	-	(5,462,000)	(5,462,000)
Balance December 31, 2025	$81,238	19,800,767	$19,882,005

Accumulated amortization	Software	Patents Pending	Total
Balance, December 31, 2023	$81,238	-	$81,238
Amortization	-	-	-
Balance, December 31, 2024	81,238	-	81,238
Amortization	-	-	-
Balance December 31, 2025	$81,238	-	$81,238

Net book value
At December 31, 2024	$-	$25,262,767	$25,262,767
At December 31, 2025	$-	$19,800,767	$19,800,767

FEMTO TECHNOLOGIES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2025, 2024 and 2023

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 7 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	Computers & Equipment	Vehicles	Furniture & Equipment	Total

Costs
Balance, January 1, 2024	34,164	171,633	32,614	238,411
Additions	-	-	-	-
Impairments	-	-	-	-
Translation differences	2,448	13,788	2,621	18,857
Balance, December 31, 2024	36,612	185,421	35,235	257,268
Additions	1,330	-	-	1,330

Impairments	-	-	-	-
Translation differences	3,021	16,563	3,147	22,731
Balance, December 31, 2025	$40,963	$201,984	$38,382	$281,329

Accumulated depreciation
Balance as of January 1, 2024	28,321	170,073	30,492	228,886
Depreciation	3,204	1,582	584	5,370
Translation differences	2,299	13,766	2,488	18,553
Balance, December 31, 2024	33,824	185,421	33,564	252,809
Depreciation	2,633	-	603	3,236

Translation differences	2,882	16,563	3,034	22,479
Balance, December 31, 2025	$39,339	$201,984	$37,201	$278,524
Net book value
At December 31, 2024	$2,788	$-	$1,671	$4,459
At December 31, 2025	$1,624	$-	$1,181	$2,805

During the year ended December 31, 2025, depreciation of $1,654 (2024 - $1,184) related to computers and equipment is included in cost of revenue.
F-21

FEMTO TECHNOLOGIES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2025, 2024 and 2023

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 8 – TRADE PAYABLES AND ACCRUED LIABILITIES

	December 31, 2025	December 31, 2024
Trade payables	$226,315	$322,235
VAT, income and dividend taxes payable	8,450	29,625
Salaries payable and accrued vacation liability	82,772	50,078
	$317,537	$401,938

NOTE 9 – RELATED PARTY TRANSACTIONS

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Company’s Board of Directors and corporate officers. The remuneration of directors and key management personnel, not including normal employee compensation, made during the years ended December 31, 2025, 2024 and 2023 is set out below:

	December 31, 2025	December 31, 2024	December 31, 2023
Salary (cost of sales and services)	$107,382	$284,694	$258,281
Salary (general and administrative expenses)	2,036,079	1,727,498	970,487
Share based payments	1,956,010	3,031,491	343,253
Salary (Intangible asset – software)	-	-	137,374
Salary (research and development)	125,554	123,289	83,699
Salary (Professional fees)	212,074	163,968	81,616
	$4,437,099	$5,330,940	$1,874,710

As of December 31, 2025 and 2024, $1,300 and $1,025, respectively, was owed from shareholders of the Company. Amounts owed were recorded in other receivables are non-interest bearing and unsecured.

As at December 31, 2025 and 2024, $113,892 and $233,691, respectively, was owed to directors of the Company. Amounts due are owed for consulting and director fees and were recorded in accounts payable are non-interest bearing and unsecured.

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

c. On February 26, 2025, the Company entered into an exchange agreement with certain holders of tranches of warrants previously issued by the Company in March 2024 and December 2023. Under the Exchange Agreement, such holders agreed to exchange with the Company some of the outstanding Old Warrants for 2,495,933 new warrants to purchase subordinate voting shares, substantially similar to the Feb 2025 Series B Warrants issued in the Private Placement. If the exercise price of the Exchange Warrants are adjusted to the floor of US$0.76, up to 123,253,146 subordinate voting shares would be issuance upon the exercise of the Exchange Warrants. As a result of the Exchange Agreement, Old Warrants that were exchanged were cancelled as of that date.

d. On February 28, 2025, the Company issued 4,076,736 Series A Warrants and 4,076,736 Series B Warrants in connection with its February 2025 private placement (“February 2025 A Warrants and B Warrants”). If the exercise price of the Warrants are adjusted to the floor of US$0.76, up to 201,315,663 subordinate voting shares would be issuance upon the exercise of the Series B Warrants and up to 27,960,512 subordinate voting shares would be issuance upon the exercise of the Series A Warrants. The warrants include a cashless exercise provision and repricing adjustments for offerings at a price lower than the existing exercise price of the warrants, stock splits, reclassifications, subdivisions, and other similar transactions and also the exercise price of the warrant is not denominated in the functional currency of the Company, therefore, these warrants were recorded at their fair value as a derivative liability at the time of the grant and revalued at the end of each reporting period.

e.	During the year ended December 31, 2025, the Company recorded a gain on the revaluation of the total derivative liabilities of $30,414,880 (December 31, 2024 – loss of $28,866,166), in the consolidated statements of Operations and Comprehensive Loss.

FEMTO TECHNOLOGIES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2025, 2024 and 2023

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 10 – DERIVATIVE WARRANTS LIABILITIES (continued)

f.	The Company engaged an outside valuation company to calculate the fair value of the derivative warrants, the March 2024 A Warrants and the February 2025 B Warrants were valued at the share price for the day of valuation due to the alternative cashless provision while Valuation for the March 2024 B Warrants, the February 2025 A Warrants and the December 2023 Warrants was based on the Monte Carlo simulation model with the following assumptions:

	December 31, 2024		December 31, 2025
Share Price	US$	7.95	US$	0.34
Exercise Price	US$	8.1782	US$	380
Expected life		1.7- 4.2 years		3.20-4.27 years
Risk-free interest rate		4.34%		3.66%
Dividend yield		0.00%		0.00%
Expected volatility		95%		95%
Early exercise threshold	US$	12.2673	US$	570

The following table presents the Monte Carlo assumptions for the dates on which B warrants were exercised:

	April 1, 2024		April 9, 2024		May 17, 2024		May 21, 2024		August 29, 2024		September 3, 2024
Share Price	US$	1.43	US$	1.06	US$	1.1107	US$	1.25	US$	8.3	US$	8.5
Exercise Price	US$	1.3643	US$	1.3643	US$	1.3643	US$	1.3643	US$	8.1782	US$	8.1782
Expected life		4.9534 years		4.9315 years		4.8274 years		4.8164 years		4.5425 years		4.5288 years
Risk-free interest rate		4.35%		4.38%		4.46%		4.45%		3.69%		3.66%
Dividend yield		0.00%		0.00%		0.00%		0.00%		0.00%		0.00%
Expected volatility		100.9%		102.26%		107.28%		107.25%		100.03%		99.86%
Early exercise threshold	US$	2.0465	US$	2.0465	US$	2.0465	US$	2.0465	US$	12.2673	US$	12.2673

	January 3, 2025		January 6, 2025		February 25, 2025
Share Price	US$	7.94	US$	7.41	US$	5.28
Exercise Price	US$	8.1782	US$	8.1782	US$	8.1782
Expected life		4.19 years		4.19 years		4.05 years
Risk-free interest rate		4.37%		4.37%		4.10%
Dividend yield		0.00%		0.00%		0.00%
Expected volatility		95%		95%		95%
Early exercise threshold	US$	12.2673	US$	12.2673	US$	12.2673

The following table presents the changes in the warrant liability during the period:

Balance as of December 31, 2023	$958,146
Issuance of March 2024 warrants	7,360,662
Reclassification to equity on exercise of warrants	(12,667,047)
Changes in fair value and modification of warrants*	28,866,166
Balance as of December 31, 2024	$24,517,927
Issuance of February 2025 warrants	20,552,190
Reclassification to equity on exercise of warrants	(14,649,434)
Changes in fair value and modification of warrants*	(30,414,881)
Balance as of December 31, 2025	$5,802

*	The warrants were modified after each reverse split due to reverse split provision which has impacted the number of warrants, their exercise price and value which is included in the changes in fair value and modification of warrants.

FEMTO TECHNOLOGIES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2025, 2024 and 2023

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 10 – DERIVATIVE WARRANTS LIABILITIES (continued)

A summary of the warrants outstanding for the year ended December 31, 2025 are summarized as follows:

	Number of December 2023 Warrants		Number of Series March 2024 A Warrants		Number of Series March 2024 B Warrants		Number of Series February 2025 A Warrants	Number of Series February 2025 B Warrants	Number of Pre Funded 2025 Warrants	Number of 2025 Exchange Warrants
Outstanding at January 1, 2023		-		-		-
Issued during the period		2,884,616		-		-
Exercised during the period		-		-		-
Cancelled during the period		-		-		-
Outstanding at December 31, 2023		2,884,616		-		-
Issued during the period				134,166,665		268,333,330
Adjustment following the March 2024 reverse split		(1,785,151)		(127,101,046)		(248,271,760)
Exercised during the period				(7,020,384)		(172,766)
Adjustment following the August 2024 reverse split		(916,051)		(37,689)		(16,570,923)
Exercised during the period		-				(5,299)
Expired during the period		-		-		-
Outstanding at December 31, 2024		184,314		7,546		3,312,582	-	-	-	-
Exchange warrants		(183,414)				(3,286,179)				123,142,329
Issued during the period		-		-		-	27,960,512	201,315,663	2,011,616	-
Exercised during the period		-		(2,462)		(15,575)		(171,760,603)	(2,011,616)	(123,142,329)
Adjustment following the April 2025 reverse split		-		(4,975)		(10,595)	(27,904,592)	(29,494,780)	-	-
Exercised during the period		-		-				(59,289)
Abandonment of warrants							(4,934)
Outstanding at December 31, 2025		-		109		233	50,986	991	0	0
Exercise price at December 31, 2025	US$	-	US$	-	US$	380	380	-	-	-
Remaining life in years		-		0.7		3.2	4.27	1.77

NOTE 11– LONG TERM LOAN

During the year ended December 31, 2020, the Company secured a term loan with a principal amount of $182,542 (NIS 500,000) from an Israeli bank. The loan bears interest at a variable rate of Prime + 1.5% per annum and matured on September 18, 2025. The loan was subject to 48 monthly payments commencing October 18, 2021. $9,127 (NIS 25,000) was deposited in the bank as security for the loan.

During the year ended December 31, 2025, the Company secured three term loans with principal amounts of $40,528 (NIS 100,000), $40,528 (NIS 100,000) and $26,411 (NIS 64,000) from an Israeli bank. The loans bear interest at a variable rate of prime + 2.56% per annum and mature on May 20,2027, April 20,2028 and August 20, 2030. The loans are subject to 24 and 36 monthly payments commencing June 20, 2025, May 20, 2025 and September 21, 2025. These 3 loans were repaid early on November 17, 2025.

The activities of the long term loan during the years ended December 31, 2025 and 2024 are as follows:

	December 31, 2025	December 31, 2024
Balance, opening	$40,769	$85,107
Addition	102,748	-
Repayments	(144,350)	(47,818)
Interest expense, accrued	5,075	4,848
Translation difference	(4,242)	(1,368)
Balance, ending	-	40,769
Less:
Long term loan – current portion	-	40,769
Long term loan – non-current portion	$-	$-

FEMTO TECHNOLOGIES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2025, 2024 and 2023

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

These shares are accounted as a liability since the Company has a contractual obligation to repurchase the shares from its Chief Executive Officer and cannot be accounted as an equity instrument. The total value of the Enhanced Voting Preference Shares is US$26,250 (CDN$35,979) and US$24,747 (CDN$35,608) as of December 31, 2025, and 2024, respectively.

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

a.	Plan asset (liability)

Information on the Company’s defined benefit pension plan and other defined benefit plans, in aggregate, is summarized as follows:

	December 31, 2025	December 31, 2024
Defined benefit plan liability	$(62,212)	$(100,430)
Less:
fair value of plan asset or asset ceiling	-	-
	$(62,212)	$(100,430)

b.	Changes in the present value of the defined benefit plan liability

The following are the continuities of the fair value of plan asset or plan liability and the present value of the defined benefit plan obligations:

	December 31, 2025	December 31, 2024
Balance, opening	$(100,430)	$(91,533)
Recognized in profit and loss for the year:
Interest cost	(2,805)	(5,614)
Current service cost	(4,397)	(5,605)
Actuarial gain (loss) for change of assumptions	56,949	9,770
Translation differences	(11,529)	(7,448)
Balance, ending	$(62,212)	$(100,430)

The actual amount paid may vary from the estimate based on actuarial valuations being completed, investment performance, volatility in discount rates, regulatory requirements and other factors.

FEMTO TECHNOLOGIES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2025, 2024 and 2023

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 13 – EMPLOYEE BENEFITS (continued)

c.	Major assumptions in determining the defined benefit plan liability

The principal actuarial assumptions used in calculating the Company’s defined benefit plan obligations and net defined benefit plan cost for the years were as follows (expressed as weighted averages):

	December 31, 2025	December 31, 2024
Capitalization rate	2.70%	3.00%
Salary growth rate	0%	0%
Retirement rate	5%	5%

d.	Sensitivity analysis

The following table outlines the key assumptions for the years ended December 31, 2025 and 2024 and the sensitivity of a 1% change in each of these assumptions on the defined benefit plan obligations and the net defined benefit plan cost.

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

	December 31, 2025	December 31, 2024
Capitalization rate:
Impact of: 1% increase	$(6,898)	$(4,913)
1% decrease	8,063	5,782
Salary growth rate:
Impact of: 1% increase	$8,217	$5,906
1% decrease	-	-

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

On February 7, 2025, the Company issued the co-owner 58,000 subordinate voting shares (116 subordinate voting shares post reverse split) valued at $275,322.

On April 25, 2025, the Company issued the co-owner 56,800 subordinate voting shares valued at $555,130.

On December 31, 2025, the Company and the co-owner agreed that an amount of US$ 140,000 will be the final settlement to be paid in cash and that no more shares will be issued to the co-owner. The amount of US$ 140,000 was paid to the co-owner after year end.

Details of the fair value of the derivative liability and the assumptions used in the Black-Scholes option pricing model are as follows:

	December 31, 2024	May 27, 2024
Weighted average fair value of derivative	US $ 0.59	US$ 0.50
Risk-free interest rate	2.93%	4.12%
Estimated life (in years)	2.42	3
Expected volatility	107.47%	110.01%
Expected dividend yield	0%	0%

The following table presents the changes in the derivative liability during the period:

Balance as of December 31, 2023	$
Issuance of derivative		308,862
Changes in fair value of derivative		69,955
Balance as of December 31, 2024		$378,817
Changes in fair value of derivative		643,519
Value of subordinate voting shares issued to co-owner		(830,452)
Balance as of December 31, 2025		$191,884

FEMTO TECHNOLOGIES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2025, 2024 and 2023

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 15 – EQUITY

Authorized

Unlimited number of subordinate voting shares without par value.

Issued

As of December 31, 2025, 861,111 subordinate voting shares were issued and outstanding.

During the year ended December 31, 2025

On January 3, 2025, the Company issued 2,767 subordinate voting shares (6 subordinate voting shares post reverse split) following the exercise of B warrants.

On January 6, 2025, the Company issued 8,808 subordinate voting shares (18 subordinate voting shares post reverse split) following the exercise of B warrants.

On February 7, 2025, the Company issued 188,000 subordinate voting shares (376 subordinate voting shares post reverse split) to directors and consultants of the Company following the vesting of RSU’s.

On February 25, 2025, the Company issued 4,000 subordinate voting shares (8 subordinate voting shares post reverse split) following the exercise of B warrants and 2,462 subordinate voting shares (5 subordinate voting shares post reverse split) following the exercise of A warrants.

On February 28, 2025, the Company announced the closing of a Private Placement with gross proceeds to the Company of approximately of $24,544,583 before deducting Agent placement commission and other expenses paid by the Company in the amount of $3,992,393, totaling in a net amount of $20,552,190. Pursuant to the Private Placement, The Company issued 2,065,120 subordinate voting shares (4,130 subordinate voting shares post reverse split), 2,011,616 Pre- Funded Warrants, 4,076,736 series A warrants and 4,076,736 series B warrants. See note 10 for a discussion of the terms of the series A and B warrants.

On April 17, 2025, the Company announced a one (1) for five hundreds (500) reverse stock split of its outstanding subordinate voting shares that became effective on April 22, 2025.

On April 21, 2025, the Company issued 7,710 subordinate voting shares (15 subordinate voting shares post reverse split) to directors following the vesting of RSU’s.

On April 22, 2025, the Company issued 70,073 subordinate voting shares to its C.E.O.

On April 25, 2025, the Company issued 131,800 subordinate voting shares to directors and consultants following the vesting of RSU’s.

On July 15, 2025, the Company issued 20,000 subordinate voting shares to a consultant following the vesting of RSU’s.

During the year ended December 31, 2025, the Company issued 653,116 subordinate voting shares following the exercise of Pre-Funded Warrants and Series B Warrants that were exercised in alternative cashless method.

During the year ended December 31, 2025, the Company repurchased 19,747 subordinate voting shares for $127,785 and returned them to treasury.

During the year ended December 31, 2024

On January 4, 2024, the Company issued 17,915 subordinate voting shares (0.012 subordinate voting shares post reverse splits) to two directors following the vesting of RSU’s with a total fair value of $53,568.

On March 14, 2024 the Company announced the closing of an underwritten public offering with gross proceeds to the Company of approximately of $9,458,400 before deducting underwriting discounts and other expenses paid by the Company in the amount of $2,097,738, totaling in a net amount of $7,360,662. Pursuant to the offering, and the overallotment allocation, The Company issued 116,680,710 subordinate voting shares (1,228 subordinate voting shares post reverse splits on March 2024 and August 2024), 134,166,665 series A warrants and 268,333,330 series B warrants. See note 10 for a discussion of the terms of the series A and B warrants.

On March 15, 2024, the Company announced a one (1) for one hundred ninety (190) reverse stock split of its outstanding subordinate voting shares that became effective on March 22, 2024.

On April 5, 2024, the Company issued 95 subordinate voting shares (0.02 subordinate voting shares post reverse split) to two directors following the vesting of RSU’s with a total fair value of $53,568.

On April 8, 2024, the Company granted 1,180,000 RSUs (139 RSUs post reverse split) to directors and consultants of the Company, the RSUs vested immediately, and 1,180,000 subordinate voting shares (139 subordinate voting shares post reverse split) were issued on April 8, 2024 with a fair value of $1,645,287.

On April 9, 2024, the Company granted 100,000 RSUs (12 RSUs post reverse split) to a consultant of the Company, the RSUs vested immediately, and 100,000 subordinate voting shares (12 subordinate voting shares post reverse split) were issued with a fair value of $143,927.

On May 27, 2024, pursuant to a Settlement Agreement Dated May 27, 2024 (the “Settlement Agreement”), the Company issued 450,000 subordinate voting shares (53 subordinate voting shares post reverse split) (valued at US$400,500 or $546,122) in settlement of a dispute with the co-owner of a farm following the Company’s decision to suspend the construction of a cannabis farm on that property. Under the Settlement Agreement, the shares are to be held in escrow by the Company until the earlier of (a) the third anniversary of the Settlement Agreement, or (b) the date on which the Company’s board of directors resolves not to construct the cannabis farm. The number of shares to be released is subject to adjustment in the event that the market price of the Company’s subordinate voting shares is lower than US$15.13 per share on the date of release.

On June 14, 2024, the Company issued 1,238,525 subordinate voting shares (146 subordinate voting shares post reverse split) to three directors following the vesting of RSU’s with a fair value of $1,205,315.

On June 19, 2024, the Company issued 23,543 subordinate voting shares (3 subordinate voting shares post reverse split) to directors and consultants of the Company following the vesting of RSU’s with a fair value of $22,657.

FEMTO TECHNOLOGIES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2025, 2024 and 2023

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 15 – EQUITY (continued)

On July 16, 2024, the Company issued 28,000 subordinate voting shares (3 subordinate voting shares post reverse split) to a consultant following the vesting of RSU’s with a fair value of $24,841.

On August 16, 2024, the Company announced a one (1) for seventeen (17) reverse stock split of its outstanding subordinate voting shares that became effective on August 26, 2024.

As of December 31, 2024, the Company issued 614,109 subordinate voting shares (72 subordinate voting shares post reverse split) following the closing of the underwritten public offering on March 14, 2024 as well as 7,020,384 subordinate voting shares (826 subordinate voting shares post reverse split) following the cashless exercise of A warrants , 172,766 subordinate voting shares (20 subordinate voting shares post reverse split) following the exercise of B warrants at an exercise price of US$1.3643 per subordinate voting share and 5,299 subordinate voting shares (11 subordinate voting shares post reverse split) following the exercise of B warrants at an exercise price of US$8.1782 per subordinate voting share.

During the year ended December 31, 2023

On January 3, 2023, the Company issued 6,727 subordinate voting shares (0.004 subordinate voting shares post reverse splits) to two directors following the vesting of RSU’s with a fair value of $6.20, for a compensation amount of $41,875.

On April 4, 2023, the Company issued 6,727 subordinate voting shares (0.004 subordinate voting shares post reverse splits) to two directors following the vesting of RSU’s with a fair value of $6.20, for a compensation amount of $41,730.

On April 27, 2023, the Company granted 43,847 RSU’s (0.027 RSU’s post reverse splits) to two directors, 25% of the RSUs will vest each 3 months with the last tranche vesting on April 27, 2024.

On July 4, 2023, the Company issued 10,961 subordinate voting shares (0.0067 subordinate voting shares post reverse splits) to two directors following the vesting of RSU’s with a fair value of $3.82, for a compensation amount of $41,871.

On July 19, 2023 the Company issued 1,733,334 subordinate voting shares (1 subordinate voting share post reverse splits) at a price of US$1.50 per share following the closing of an underwritten public offering with gross proceeds to the Company of $3,424,201, before deducting underwriting discounts and other estimated expenses paid by the Company in the amount of $405,636, totaling in a net amount of $3,018,565.

On August 8, 2023, the Company granted 27,819 RSU’s (0.017 RSU’s post reverse splits) to two directors, 50% of the RSUs will vest after 6 months, 25% after 9 months and 25% after a year.

On October 10, 2023, the Company granted 10,935 RSU’s (0.0068 RSU’s post reverse splits) to a consultant, the RSUs will vest over 4 months and a day.

On October 23, 2023, the Company issued 24,869 subordinate voting shares (0.015 subordinate voting shares post reverse splits) to two directors following the vesting of RSU’s with a fair value of $2.62, for a compensation amount of $65,264.

On December 21, 2023 the Company issued 2,884,616 subordinate voting shares (2 subordinate voting shares post reverse splits) at a price of US$0.52 per share following the closing of a registered direct public offering with gross proceeds to the Company of $1,996,650, before deducting underwriting discounts and other estimated expenses paid by the Company in the amount of $319,464, totaling in a net amount of $1,677,186. The offering was for sale of 2,884,616 units (30 units post reverse split), each consisting of one subordinate voting share and one common warrant to purchase one subordinate voting share per warrant at an exercise price of US$0.52 (Note 10).

On December 31, 2023, the Company granted 93,069 RSU’s (0.058 RSU’s post reverse split) to a director and a consultant, the RSUs will vest over 4 months and a day.

Warrants

A summary of the warrants outstanding for the year ended December 31, 2025 are summarized as follows:

	Number of Warrants	Weighted Average Exercise Price
Outstanding at December 31, 2022	400,000	$1.30
Granted during the period	-	$-
Exercised during the period	-	$-
Expired during the period	(400,000)	$1.30
Outstanding at December 31, 2023	-	$-
Granted during the period	-	$-
Cancelled during the period	-	$-
Outstanding at December 31, 2024 and 2025	-	$-

FEMTO TECHNOLOGIES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2025, 2024 and 2023

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

A summary of the stock options outstanding for the year ended December 31, 2025 are summarized as follows:

	Number of Options	Weighted Average Exercise Price
Outstanding at January 1, 2023	0.38	$2,277,150
Granted during the period	0.06	$3,422,200
Exercised during the period	-	$-
Cancelled during the period	-	$-
Outstanding at December 31, 2023	0.44	$2,431,400
Granted during the period	0.40	$1,154,100
Cancelled during the period	(0.84)	$1,823,000
Outstanding at December 31, 2024 and 2025	-	$-
Exercisable at December 31, 2024 and 2025	-	$-

On January 10, 2024, the Company cancelled 565,000 stock options (0.35 stock options post reverse splits) that were previously granted to 4 directors of the Company.

On January 16, 2024, the Company granted 650,000 stock options (0.40 stock options post reverse splits) to a consultant of the Company, the stock options vest as follows: 150,000 on the date of the grant (0.09 post reverse splits) and 100,000 every month thereafter (0.06 post reverse splits) every month thereafter.

Details of the fair value of options granted and the assumptions used in the Black-Scholes option pricing model are as follows:

January 16, 2024
Weighted average fair value of options granted	$0.57
Risk-free interest rate	3.4%
Estimated life (in years)	5
Expected volatility	108.75%
Expected dividend yield	0%

FEMTO TECHNOLOGIES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2025, 2024 and 2023

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

Management estimates that cash, other receivables and other current liabilities approximately constitute their fair value in view of the fact that these are short-term instruments.

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

The Company is subject to credit risk on its cash and cash equivalents and accounts receivable which include trade and other accounts receivable (Note 5). The Company limits its exposure to credit loss on cash by placing its cash with a high-quality financial institution. The Company has concentrations of credit risk with respect to trade receivables as large amounts of its trade receivables are concentrated amongst a small number of customers. The Company performs credit evaluations of its customers but generally does not require collateral to support trade receivable.

Accounts receivable primarily consist of trade receivables and sales tax receivable. The Company provides credit to very limited customer base in the normal course of business and has established credit evaluation via an active direct consultation with its customers to mitigate credit risk. Accounts receivables are shown net of any provision made for impairment of receivables. Due to this factor, the Company believes that no additional credit risk, beyond amounts provided for collection loss, is inherent in trade receivables.

Expected credit loss (“ECL”) analysis is performed at each reporting date using an objective approach to measure expected credit losses. The provision amounts are based on direct management interface with the customer. The calculations reflect the probability-weighted outcome, the time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions. Trade receivables are written off when there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, amongst others, business failure, the failure of a debtor to engage in a repayment plan, and a failure to make contractual payments over the negotiated contract period.

FEMTO TECHNOLOGIES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2025, 2024 and 2023

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 16 – FINANCIAL INSTRUMENTS (continued)

During the year ended December 31, 2025 and 2024, there was $nil allowance for doubtful accounts on trade receivables recognized in the Statement of Income (Loss) and Comprehensive Income (Loss).

The Company’s aging of trade receivables (Note 5) were as follows:

	December 31, 2025	December 31, 2024
0 – 30 days	$101,615	$46,559
31 – 60 days	-	41,808
61 + days	4,296	25,055
	$105,911	$113,422

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

The Corporation has financial liabilities with the following maturities as at December 31, 2025:

	Contractual cash flows
	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	5 year and over	Total
Trade payables (Note 8)	$226,315	$-	$-	$-	$-	$226,315
Long term loan and unpaid interest (Note 11)	-	-	-	-	-	-
	$226,315	$-	$-	$-	$-	$226,315

The Corporation has financial liabilities with the following maturities as at December 31, 2024:

	Contractual cash flows
	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	5 year and over	Total
Trade payables (Note 8)	$322,235	$-	$-	$-	$-	$322,235
Long term loan and unpaid interest (Note 11)	40,769	-	-	-	-	40,769
	$363,004	$-	$-	$-	$-	$363,004

FEMTO TECHNOLOGIES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2025, 2024 and 2023

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

As of December 31, 2025 and 2024, the Company has a surplus of financial assets over financial liabilities denominated in USD, consisting of cash, in the sum of $15,171,887 and $4,421,006, respectively.

Currency sensitivity analysis

The table below demonstrates the sensitivity test to a reasonable possible change in the exchange rate of the US dollar, with all other variables unchanged. The impact on the Company’s pre-tax profit and loss arises from changes in the fair value of the assets and financial liabilities is as follows:

	Change in the USD exchange rate	Impact on pre-tax profit
December 31, 2025	5% increase	$(758,594)
	5% decrease	758,594
December 31, 2024	5% increase	(221,050)
	5% decrease	$221,050

FEMTO TECHNOLOGIES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2025, 2024 and 2023

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

The Company is not subject to externally imposed capital requirements. There were no changes to the Company’s approach to capital management during the years ended December 31, 2025 and 2024.

NOTE 17 – REVENUE AND DEFERRED REVENUE

The Company has derived its revenue from the sources as summarized in the following:

	December 31, 2025	December 31, 2024	December 31, 2023
Software development	$565,927	$727,073	$758,307
Software license	170,051	165,410	200,593
Software supports	55,386	45,513	47,102
Cloud hosting	46,477	48,550	59,926
Others	8,690	12,293	10,933
	$846,531	$998,839	$1,076,861

The Company recognized revenues from contracts with customers in accordance with the following timing under IFRS 15:

	December 31, 2025	December 31, 2024	December 31, 2023
Revenue recognized over time	$676,480	$833,429	$876,268
Revenue recognized at a point of time	170,051	165,410	200,593
	$846,531	$998,839	$1,076,861

FEMTO TECHNOLOGIES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2025, 2024 and 2023

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 17 – REVENUE AND DEFERRED REVENUE (continued)

Deferred revenue represents contract liabilities for customer payments received related to services yet to be provided subsequent to the reporting date. Significant changes in deferred revenue during the years ended December 31 are as follows:

	December 31, 2025	December 31, 2024
Deferred revenue, beginning	$140,088	$131,794
Customer payments received attributable to contract liabilities for unearned revenue	182,653	141,126
Revenue recognized from fulfilling contract liabilities	(177,337)	(132,832)
Deferred revenue, ending	$145,404	$140,088

The Company derives significant revenues from one customer. During the year ended December 31, 2025, 2024 and 2023, revenues from this customer were 80%, 67% and 82% respectively, of total revenue. The trade receivable outstanding as at December 31, 2025, and 2024 are due from this customer.

NOTE 18 – COST OF REVENUE

Cost of revenue incurred during the years ended December 31 are comprised of the following:

	December 31, 2025	December 31, 2024	December 31, 2023
Salaries and benefits	$638,518	$641,547	$636,497
Subcontractors expense (recovery)	72,895	168,067	366
Software and other	35,081	37,339	39,944
Depreciation	1,654	1,184	1,498
	$748,148	$848,137	$678,305

NOTE 19 – COMMITMENTS AND CONTINGECIES

As of December 31, 2025, the Company is not aware of any material commitments or contingent liabilities that require disclosure under IAS 37.

NOTE 20 – INCOME TAXES

The relevant companies’ tax applicable to the Company commencing from 2021 (Year of Amalgamation) and thereafter is 27%.

The relevant companies’ tax applicable to BYND commencing from 2018 and thereafter is 23%. Current taxes for the reported periods are calculated according to the said tax rate.

FEMTO TECHNOLOGIES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2025, 2024 and 2023

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 20 – INCOME TAXES (continued)

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	December 31, 2025	December 31, 2024	December 31, 2023
Income (loss) before tax	$12,955,376	$(47,588,970)	$(18,466,962)
Income tax rate	27% and 23%	27% and 23%	27% and 23%
Expected income expense (recovery)	3,498,154	(12,851,939)	(4,889,258)
Permanent differences	(7,127,858)	8,738,305	971
Prior years reassessment of tax expense	-	-	-
Change in unrecognized deferred assets	(32,220)	1,907	(20,073)
Change in valuation allowance	3,631,414	4,085,102	4,600,864
Other	63,592	27,912	335,655
Total income tax expense	$33,082	$1,287	$28,159

Current income tax	$33,082	$1,287	$28,159
Deferred income tax	-		-
Total income tax expense	$33,082	$1,287	$28,159

Temporary differences that give rise to the following deferred tax assets and liabilities at are:

	December 31, 2025	December 31, 2024
Deferred tax assets
Non-capital loss carry forwards – Canada	12,962,175	9,330,761
Non-capital loss carry forwards – Israel	-	-
	$12,962,175	$9,330,761
Valuation allowance	(12,962,175)	(9,330,761)
	$-	$-

The Company has Canadian non-capital losses of $46,793,030 which is available to offset future years’ taxable income in Canada.

BYND has $nil (2024 - $nil) in non-capital losses carried forward for tax purposes, which can be carried forward indefinitely to be offset against future business income and business capital gains.

Tax attributes are subject to review, and potential adjustment, by tax authorities.

NOTE 21 – OPERATING SEGMENTS:

Effective January 1, 2025, the Company has two operating segments or business units: the Sensera products business unit and the “Benefit CRM” Services business unit. In identifying these operating segments, management generally follows the Company service lines representing its main products and services.

The Company’s chief operating decision maker reviews the Company’s internal reports for performance evaluation and resource allocations. The Company’s management determined the operating segments based on these reports. The chief operating decision maker examines the performance of the operating segments based on the measurement of operating profit. No information was presented on the assets and liabilities of the segments because these items are not analyzed by the main operational decision maker in segmentation.

The Company’s chief operating decision maker is the chief executive officer.

Segment description

1.	The Sensera Products Business Unit – sales of Sensera device, a unique, patent pending device that, combined with proprietary software, regulates the flow of lubricants and oils into the soft tissues of the female sexual organs, and product and the capsules with the lubricants.

The company has completed the development of the Sensera device. In order to go to market in early 2026, the company was required to carry out prototype tests and began production and marketing of the Sensera device. Sales of the Sensera product and the capsules with the lubricants started in 2026 through an online store.

2.	The “Benefit CRM” Services Business Unit - service rendered for software development, cloud hosting, customer training and customer service support, and software sales from the licensing and sales of its customer relationship management (“CRM”) software.

FEMTO TECHNOLOGIES INC.

Notes to the Consolidated Financial Statements

For the Years Ended for December 31, 2025, 2024 and 2023

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 21 – OPERATING SEGMENTS: (continued)

Segment information

	For the year ended December 31, 2025
	Sensera Products	“Benefit CRM” Services	Total
Revenues	-	846,531	846,531
Cost of revenues	-	748,148	748,148
Segment (income) loss	(12,960,437)	38,143	(12,922,294)
Finance (income) expenses, net			(29,509,764)
Tax expenses			33,082
Net Income and comprehensive income			(12,787,577)

Entity wide disclosures

The Company generated all of its revenues in Israel during the year ended December 31, 2025.

Additional information about revenue

The Company derives significant revenues from one customer. During the year ended December 31, 2025, revenues from this customer were 80% of the total revenue. The trade receivables outstanding as at December 31, 2025, are due from this customer.

Non-current assets as of December 31, 2025:

	As of December 31, 2025
	Sensera Products	“Benefit CRM” Services	Total
Property, plant and equipment	-	2,805	2,805
Intangible asset	19,800,767	-	19,800,767

NOTE 22 – SUBSEQUENT EVENTS

a)	On March 27, 2026, the Company entered into a share purchase agreement (the “Share Purchase Agreement”) with Gilad R.G. Planning and Implementation of Technologies and Software 2025 Ltd. (“Gilad”) and its shareholder (the “Vendor”), to acquire an equity interest in Gilad (the “Acquisition”) in order to strengthen the field of software services provided by Femto through its subsidiary, BYND – Beyond Solutions Ltd., and in order to remain relevant in light of the significant changes that the software field is undergoing due to the prevalence of artificial intelligence engines.

Pursuant to the Acquisition, Femto acquired:

1.	from Gilad, 43 previously unissued common shares of Gilad (the “Gilad Shares”) for a total purchase price of US$1,000,000 which will be used to complete development and sales in accordance with a budget to be approved by the parties (the “Treasury Shares Purchase Price”), to be paid in four equal quarterly instalments of US$250,000; and

2.	from the Vendor, 14 Gilad Shares in consideration for:

a.	the payment to the Vendor of the sum of US$250,000; and

b.	the issuance to the Vendor of 169,811 subordinate voting shares in the capital of Femto (the “Subordinate Voting Shares”) at deemed price of US$0.589 per Subordinate Voting Share (the “Payment Shares”), being the volume weighted daily average market price of the Subordinate Voting Shares for the 30 trading days preceding the date of the Share Purchase Agreement.

Upon closing of the Acquisition (the “Closing”), Femto held 40% of the issued and outstanding Gilad Shares.

b)	On April 9, 2026, the Company issued 6,852 subordinate voting shares to directors of the Company following the vesting of RSU’s.

